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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-229577

ELI LILLY AND COMPANY

Offer to Exchange Up to 293,290,000 Shares of Common Stock of

ELANCO ANIMAL HEALTH INCORPORATED

Which are Owned by Eli Lilly and Company for Outstanding Shares of Common Stock of

ELI LILLY AND COMPANY

           THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MARCH 8, 2019, UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.

           Eli Lilly and Company, an Indiana corporation ("Lilly"), is offering to exchange (the "exchange offer") up to an aggregate of 293,290,000 shares of common stock, no par value ("Elanco common stock"), of Elanco Animal Health Incorporated, an Indiana corporation ("Elanco"), for outstanding shares of common stock, no par value, of Lilly ("Lilly common stock") that are validly tendered and not validly withdrawn.

           For each $100 of Lilly common stock accepted in the exchange offer, you will receive approximately $107.53 of Elanco common stock, subject to an upper limit of 4.5262 shares of Elanco common stock per share of Lilly common stock. The exchange offer does not provide for a lower limit or minimum exchange ratio. IF THE UPPER LIMIT IS IN EFFECT, YOU WILL RECEIVE LESS THAN $107.53 OF ELANCO COMMON STOCK FOR EACH $100 OF LILLY COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

           The value of the two stocks for purposes of the preceding paragraph and this exchange offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices ("VWAPs") of Lilly common stock (the "Average Lilly Price") and Elanco common stock (the "Average Elanco Price") on the New York Stock Exchange ("NYSE") during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (the "Averaging Dates" and this three-day period, the "Averaging Period"), which, if the exchange offer is not extended or terminated, would be March 4, 5 and 6, 2019. See "The Exchange Offer — Terms of the Exchange Offer."

           Lilly common stock and Elanco common stock are listed on the NYSE under the symbols "LLY" and "ELAN," respectively. The reported last sale prices of Lilly common stock and Elanco common stock on the NYSE on February 7, 2019 were $117.50 and $29.50 per share, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on February 7, 2019, based on the VWAPs of Lilly common stock and Elanco common stock on February 5, 6 and 7, 2019, would have provided for 4.3652 shares of Elanco common stock to be exchanged for every share of Lilly common stock accepted.

           The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lilly common tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). At such time, the final exchange ratio will be available at www.lillyexchangeoffer.com and from the information agent, Georgeson LLC, at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.). Throughout the exchange offer, indicative exchange ratios (calculated in the manner described in this prospectus) also will be available on that website and from the information agent.

           You should read carefully the terms and conditions of the exchange offer described in this prospectus. None of Lilly, Elanco or any of their respective directors or officers or any of the dealer managers makes any recommendation as to whether you should tender all, some or none of your shares of Lilly common stock. You must make your own decision after reading this document and consulting with your advisors.

           Lilly's obligation to exchange shares of Elanco common stock for shares of Lilly common stock is subject to the conditions listed under "The Exchange Offer — Conditions to Completion of the Exchange Offer."

           See "Risk Factors" beginning on page 28 for a discussion of factors that you should consider in connection with the exchange offer.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be exchanged under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

           The dealer managers for the exchange offer are:

Goldman Sachs & Co. LLC	J.P. Morgan Securities LLC	Morgan Stanley & Co. LLC

The date of this prospectus is March 5, 2019.

          This prospectus incorporates by reference important business and financial information about Lilly from documents filed with the Securities and Exchange Commission (the "SEC") that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See "Incorporation by Reference." In addition, you may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this prospectus from Lilly, without charge, upon written or oral request to the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

          This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any shares of Lilly common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lilly common stock or Elanco common stock that may apply in

i

their home countries. Lilly, Elanco and the dealer managers cannot provide any assurance about whether such limitations exist.

          As used in this prospectus, unless the context requires otherwise, (i) references to "Lilly" refer to Eli Lilly and Company, an Indiana corporation, and its subsidiaries other than Elanco and Elanco's subsidiaries and (ii) references to "Elanco," our "company," "we," "us" or "our" refer to Elanco Animal Health Incorporated, an Indiana corporation and its subsidiaries. Unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus that the exchange offer is fully subscribed and that all shares of Elanco common stock held by Lilly are distributed pursuant to the exchange offer.

          Unless otherwise indicated, information contained in this prospectus concerning Elanco's industry and the markets in which Elanco operates, including general expectations and market positions, market opportunity and market share, is based on information from third-party sources and estimates of Elanco's management. Certain statements, where indicated, are based on information published by Vetnosis Limited ("Vetnosis"), a research and consulting firm specializing in global animal health and veterinary medicine, and estimates of Elanco's management. Management estimates are derived from publicly available information, knowledge of Elanco's industry and assumptions based on such information and knowledge, which Elanco believes to be reasonable. Management estimates have not been verified by any independent source. In addition, assumptions and estimates of Elanco's and its industry's future performances are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause future performance to differ materially from Elanco's assumptions and estimates. See "Cautionary Statement Concerning Forward-Looking Statements."

NOTICE TO EEA INVESTORS

          This prospectus is only addressed to and directed at persons in member states of the European Economic Area (the "EEA") who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (the "Qualified Investors"). This prospectus must not be acted on or relied on in any member state of the EEA by persons who are not Qualified Investors. The shares of Elanco common stock are only available to, and any investment or investment activity to which this prospectus relates is only available to, Qualified Investors, and will be engaged in only with such persons.

NOTICE TO UK INVESTORS

          In the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors: (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the "Order"); or (ii) who fall within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise be lawfully communicated (all such persons together being referred to as "Relevant Persons"). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not Relevant Persons. The shares of Elanco common stock are only available to, and any investment or investment activity to which this prospectus relates is available only to, Relevant Persons, and will be engaged in only with such persons.

NOTICE TO DUTCH INVESTORS

          No offer of shares of Elanco common stock which are the subject of this prospectus has been, or will be made to the public in the Netherlands, except to any legal entity which is a qualified investor (gekwalificeerde belegger) as defined in Section 1:1 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

 NOTICE TO NORWEGIAN INVESTORS

          In Norway, shares of Elanco common stock may be offered at any time under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor, as defined under the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

  (c)
  in any other circumstances, falling within Article 3(2) of the Prospectus Directive.

NOTICE TO JAPANESE INVESTORS

          The placement of shares of Elanco common stock in Japan, if any, will be made only to the qualified institutional investors ("QIIs") and constitute a private placement under Article 2, Paragraph 4, Item (ii)(a) of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "FIEA") and are exempt from registration requirement thereunder. Accordingly, no securities registration statement under Article 4, Paragraph 1 of the FIEA has been nor will be filed with respect to the shares of Elanco common stock. The placement in Japan will be made on a condition that any purchaser in Japan shall enter into an agreement to the effect that the purchaser will not transfer the shares of Elanco common stock to any person in Japan or to, or for the benefit of, any resident of Japan, other than a QII. Except for the private placement or resale to QIIs, the shares of Elanco common stock may not be offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for offering or resale except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, "resident of Japan" means any natural person having his place of domicile or residence in Japan, including any corporation or other entity organized under the laws of Japan, or having its main office in Japan.

NOTICE TO AUSTRALIAN INVESTORS

          This document does not constitute an offer to sell, or the solicitation of an offer to buy, Lilly common stock in any jurisdiction in which such offer or solicitation is unlawful.

          No prospectus or other disclosure document has been lodged, or will be lodged, with the Australian Securities and Investments Commission ("ASIC") in relation to the exchange offer. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

          No offer of shares is or will be made in Australia pursuant to this document, except to a person who is (i) either a "sophisticated investor" within the meaning of section 708(8) of the Corporations Act or a "professional investor" within the meaning of section 9 and section 708(11) of the Corporations Act; and (ii) a "wholesale client" for the purposes of section 761G(7) of the Corporations Act (and related regulations) who has complied with all relevant requirements in this respect, or another person who may be issued shares without requiring a disclosure document.

          Any shares of Elanco common stock received in the exchange offer must not be offered for sale (or transferred, assigned or otherwise alienated) in Australia for a period of 12 months after the date of exchange under the exchange offer, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Elanco common stock must observe such Australian on-sale restrictions.

          This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice and has been prepared without reference to individual shareholders or any other person. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

 INCORPORATION BY REFERENCE

          The SEC allows certain information to be "incorporated by reference" into this prospectus by Lilly, which means that Lilly can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Lilly has previously filed with the SEC. These documents contain important information about Lilly, its business, financial condition and results of operations:

  Lilly SEC Filings

  •
  Lilly Annual Report on Form 10-K for the year ended December 31, 2018; and

  •
  Lilly Current Reports on Form 8-K filed on January 7, 2019, February 6, 2019, February 11, 2019 and February 21, 2019 (in each case, only for those portions that have been filed rather than furnished for the report).

          All documents filed by Lilly pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date of this prospectus to the date that the exchange offer is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings with the SEC will automatically modify and supersede the information in this prospectus.

          Documents incorporated by reference are available without charge, upon written or oral request to the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

  Where You Can Find More Information About Lilly and Elanco

          Lilly and Elanco file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may access this information on the SEC's website, which contains reports, proxy statements and other information that Lilly and Elanco file electronically with the SEC. The address of that website is http://www.sec.gov. You may also consult Lilly's and Elanco's websites for more information about Lilly and Elanco, respectively. Lilly's website is www.lilly.com. Elanco's website is www.elanco.com. Information included on these websites is not incorporated by reference into this prospectus.

          Elanco has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), of which this prospectus forms a part, to register with the SEC the shares of Elanco common stock to be exchanged in the exchange offer. Lilly has filed a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. This prospectus constitutes Lilly's offer to exchange, in addition to being a prospectus of Elanco. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to Lilly, Lilly common stock, Elanco and Elanco common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to in this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

v

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

          Lilly has decided to offer to exchange its remaining interest in Elanco, consisting of 293,290,000 shares of Elanco common stock, which represents approximately 80.2% of the outstanding common stock of Elanco, for outstanding shares of Lilly common stock. Following the exchange offer, Elanco will be wholly independent from Lilly, except that certain agreements between Lilly and Elanco will remain in place, and one or more Lilly executives may continue to serve on the Elanco board of directors. See "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly" and "Management of Elanco — Board of Directors." The following are answers to common questions about the exchange offer.

1.      Why has Lilly decided to separate Elanco from Lilly through the exchange offer?

          Lilly has decided to commence the exchange offer to complete the separation of the Elanco animal health business from Lilly's human pharmaceutical businesses in a tax-efficient manner, with the goal of enhancing shareholder value and better positioning Lilly to focus on its human pharmaceutical business.

          Lilly believes that the separation (as defined below under "The Transaction") and the exchange offer have the potential to, among other things, (a) create a fully independent company, Elanco, focused exclusively on the animal health business, which can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling shareholder, (b) create a widely held, publicly traded equity security linked only to the performance of the animal health business, rather than Lilly's larger human pharmaceutical business, which can be used efficiently to attract, retain and incentivize employees of the animal health business and to pursue attractive acquisition and capital raising opportunities, and (c) enhance the capital markets efficiency of Lilly common stock, which can be used in acquisitions and capital raising activities, by eliminating a non-core business which investors may not appropriately value when assessing Lilly's business operations.

2.      Why did Lilly choose an exchange offer as the way to separate Elanco from Lilly?

          Lilly believes that the exchange offer is a tax-efficient way to divest its remaining interest in Elanco. The exchange offer is expected to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), and thus will give Lilly's shareholders an opportunity to adjust their current Lilly investment between Lilly and Elanco in a tax-free manner for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share).

          Lilly and Elanco also have significantly different competitive strengths and operating strategies and operate in different industries. The exchange offer is an efficient means of placing Elanco common stock with holders of Lilly common stock who wish to directly own an interest in Elanco and reducing the total number of shares of Lilly common stock outstanding.

3.      What is the main way that the relationship between Elanco and Lilly will change after the exchange offer is completed?

          Following the completion of the exchange offer, Lilly will no longer have any ownership interest in Elanco. Elanco will be able to pursue its own initiatives, regardless of whether those initiatives are consistent with Lilly's strategy, subject to certain continuing agreements with Lilly.

4.      Will dividends be paid on Elanco common stock?

          The declaration and payment of dividends to holders of Elanco common stock is at the discretion of Elanco's board of directors in accordance with applicable law after taking into account various factors.

          Elanco currently intends to pay a quarterly cash dividend to holders of Elanco common stock of approximately $0.06 per share commencing following the completion of the quarter during which Lilly no longer owns shares of Elanco common stock, subject to the discretion of its board of directors. Elanco's ability to pay dividends is subject to certain limitations, and Elanco may change its dividend policy at any time. See "Risk Factors — Risks Related to Elanco Common Stock — While Elanco currently intends to pay a quarterly cash dividend to its common shareholders, it may change its dividend policy at any time."

5.      Who may participate in the exchange offer and will it be extended outside the United States?

          Any U.S. holder of Lilly common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer, including directors and officers of Lilly, Elanco and their respective subsidiaries. This includes shares held for the account of participants of The Lilly Employee 401(k) Plan, The Savings Plan for Lilly Affiliate Employees in Puerto Rico and The Elanco US Inc. 401(k) Plan (the "Savings Plans").

          Although Lilly may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy or exchange, any shares of Lilly common stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Lilly common stock are listed.

          Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Lilly has not taken any action under those non-U.S. regulations to qualify the exchange offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Lilly common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the exchange offer without the need for Lilly or Elanco to take any action to qualify or otherwise facilitate the exchange offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

          All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for Lilly or Elanco to take any action to qualify or otherwise facilitate a public offering in that country or otherwise. Lilly will rely on those representations and, unless the exchange offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

          Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lilly common stock or

Elanco common stock that may apply in their home countries. Lilly, Elanco and the dealer managers cannot provide any assurance about whether such limitations exist.

          All holders who are tendering shares allocated to their Savings Plans accounts should follow the special instructions provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Lilly common stock allocated to their Savings Plan accounts, subject to certain limitations. To allow sufficient time for the tender of shares by the trustee of the applicable Savings Plan, tendering holders must provide the tabulator for the Savings Plans with the requisite instructions by the deadline specified in the special instructions provided to them, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of the holder's direction also may be extended.

6.      How many shares of Elanco common stock will I receive for my shares of Lilly common stock accepted in the exchange offer?

          Unless the upper limit discussed below is in effect, the exchange offer is designed to permit you to exchange your shares of Lilly common stock for shares of Elanco common stock so that for each $100 of your Lilly common stock accepted in the exchange offer, you will receive approximately $107.53 of Elanco common stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily volume-weighted average prices ("VWAPs") for Lilly common stock (the "Average Lilly Price") and Elanco common stock (the "Average Elanco Price") on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (the "Averaging Dates," and this three-day period, the "Averaging Period"). If the exchange offer is not extended or terminated, the Averaging Dates would be March 4, 5 and 6, 2019. Any changes in the prices of Lilly common stock and Elanco common stock between the conclusion of the Averaging Period and the expiration of the exchange offer will not affect the final exchange ratio.

          Please note, however, that the number of shares you can receive is subject to an upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Elanco common stock for each $100 of Lilly common stock that you tender, based on the Average Lilly Price and Average Elanco Price, and you could receive much less. The exchange offer does not provide for a lower limit or minimum exchange ratio. In addition, because the exchange offer is subject to proration, the number of shares of Lilly common stock Lilly accepts in the exchange offer may be less than the number of shares you tender.

          Lilly will announce the final exchange ratio, including whether the upper limit on the number of Elanco shares that can be received for each share of Lilly common stock validly tendered and not validly withdrawn is in effect, at www.lillyexchangeoffer.com and by press release, no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, and you will receive 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer.

7.      Why is there an upper limit on the number of shares of Elanco common stock I can receive for each share of Lilly common stock that I tender?

          The number of shares you can receive is subject to an upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Elanco common stock for each $100 of

Lilly common stock that you tender, based on the Average Lilly Price and Average Elanco Price, and you could receive much less.

          This upper limit represents a 12% discount for shares of Elanco common stock based on the closing prices of Lilly common stock and Elanco common stock on the NYSE on February 7, 2019 (the trading day immediately preceding the date of the commencement of the exchange offer). Lilly set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Elanco common stock, relative to the trading price of Lilly common stock, during the exchange offer period would not result in an unduly high number of shares of Elanco common stock being exchanged for each share of Lilly common stock accepted in the exchange offer.

8.      What will happen if the upper limit is in effect?

          Lilly will announce whether the upper limit on the number of shares that can be received for each share of Lilly common stock validly tendered is in effect at www.lillyexchangeoffer.com and by press release, no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, and you will receive 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Elanco common stock for each $100 of Lilly common stock that you tender based on the Average Lilly Price and Average Elanco Price, and you could receive much less.

9.      How are the Average Lilly Price and the Average Elanco Price determined for purposes of calculating the number of shares of Elanco common stock to be received for each share of Lilly common stock accepted in the exchange offer?

          The Average Lilly Price and the Average Elanco Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Lilly common stock and Elanco common stock, respectively, on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer). Lilly will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final. If the exchange offer is not extended or terminated, the Averaging Period would be March 4, 5 and 6, 2019. If the upper limit is in effect, you will receive 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. Any changes in the prices of Lilly common stock and Elanco common stock between the conclusion of the Averaging Period and the expiration of the exchange offer will not affect the final exchange ratio.

10.    What is the daily volume-weighted average price or "VWAP"?

          The daily VWAPs for shares of Lilly common stock or Elanco common stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages "LLY UN<Equity>AQR" with respect to Lilly common stock and "ELAN UN<Equity>AQR" with respect to Elanco common stock (or their equivalent successor pages if such pages are not available). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors' or other security holders' own calculations. Lilly will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.

          A website will be maintained at www.lillyexchangeoffer.com that will provide the daily VWAPs of both Lilly common stock and Elanco common stock during the pendency of the exchange offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

11.    How and when will I know the final exchange ratio?

          The final exchange ratio that determines the number of shares of Elanco common stock that you will receive for each share of Lilly common stock accepted in the exchange offer, including whether the upper limit on the number of Elanco shares that can be received for each share of Lilly common stock validly tendered is in effect, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). At such time, the final exchange ratio will also be available at www.lillyexchangeoffer.com. In addition, as described below, you may also contact the information agent to obtain the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of this prospectus.

12.    Will indicative exchange ratios be provided during the exchange offer period?

          Yes. A website will be maintained at www.lillyexchangeoffer.com that will provide the daily VWAPs of both Lilly common stock and Elanco common stock during the pendency of the exchange offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

          Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Lilly common stock and Elanco common stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

          During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Lilly Price and Average Elanco Price, as calculated by Lilly based on data reported by Bloomberg L.P. The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lilly common stock and Elanco common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lilly common stock validly tendered is in effect, will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019).

          In addition, a table indicating the number of shares of Elanco common stock that you would receive per share of Lilly common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the VWAPs of Lilly common stock and Elanco common stock during the Averaging Period, is provided herein for purposes of illustration. See "The Exchange Offer — Terms of the Exchange Offer — Final Exchange Ratio."

13.    What if the trading market in either shares of Lilly common stock or Elanco common stock is disrupted on one or more days during the Averaging Period?

          If a market disruption event (as defined below under "The Exchange Offer — Terms of the Exchange Offer — Final Exchange Ratio") occurs with respect to shares of Lilly common stock or Elanco common stock on any day during the Averaging Period, the simple arithmetic average stock price of Lilly common stock and Elanco common stock will be determined using the daily VWAPs of shares of Lilly common stock and Elanco common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Lilly decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Lilly may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See "The Exchange Offer — Conditions to Completion of the Exchange Offer."

14.    Are there circumstances under which I would receive fewer shares of Elanco common stock than I would have received if the exchange ratio were determined using the closing prices of the shares of Lilly common stock and Elanco common stock on the expiration date of the exchange offer?

          Yes. For example, if the trading price of shares of Lilly common stock were to increase during the last two trading days of the exchange offer, the Average Lilly Price would likely be lower than the closing price of shares of Lilly common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Elanco common stock for each $100 of Lilly common stock than you would have if the Average Lilly Price were calculated on the basis of the closing price of shares of Lilly common stock on the expiration date of the exchange offer or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of Elanco common stock were to decrease during the last two trading days of the exchange offer, the Average Elanco Price would likely be higher than the closing price of shares of Elanco common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Elanco common stock for each $100 of Lilly common stock than you would otherwise receive if the Average Elanco Price were calculated on the basis of the closing price of shares of Elanco common stock on the expiration date of the exchange offer or on the basis of an Averaging Period that included the last two trading days of the exchange offer.

15.    Will I receive any fractional shares of Elanco common stock in the exchange offer?

          No. Fractional shares of Elanco common stock will not be distributed in the exchange offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the Lilly shareholders otherwise entitled to receive a fractional share of Elanco common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those shareholders. Any proceeds that the exchange agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with such shareholder's proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Elanco common stock. As a result, shareholders may not receive fractional share proceeds at the same time they receive shares of Elanco common stock.

16.    Will all the shares of Lilly common stock that I tender be accepted in the exchange offer?

          Not necessarily. The maximum number of shares of Lilly common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Elanco common stock held by Lilly divided by the final exchange ratio (which will be subject to the upper limit). Lilly holds 293,290,000 shares of Elanco common stock. Accordingly, the largest possible number of shares of Lilly common stock that will be accepted equals 293,290,000 divided by the final exchange ratio. Depending on the number of shares of Lilly common stock validly tendered in the exchange offer and not validly withdrawn, and the Average Lilly Price and Average Elanco Price, Lilly may have to limit the number of shares of Lilly common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described under "The Exchange Offer — Terms of the Exchange Offer — Proration; Odd-Lots."

17.    Are there any conditions to Lilly's obligation to complete the exchange offer?

          Yes. Lilly is not required to complete the exchange offer unless the conditions described under "The Exchange Offer — Conditions to Completion of the Exchange Offer" are satisfied or, where legally permitted, waived before the expiration of the exchange offer. For example, Lilly is not required to complete the exchange offer unless (i) at least 146,645,000 shares of Elanco common stock will be distributed in exchange for shares of Lilly common stock that are validly tendered in the exchange offer, and (ii) Lilly receives an opinion of counsel to the effect that the exchange offer will qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code. The minimum number of shares of Lilly common stock that must be validly tendered in order for at least 146,645,000 shares of Elanco common stock to be distributed in the exchange offer is referred to as the "minimum amount." Lilly may waive any or all of the conditions to the exchange offer, subject to limited exceptions. Elanco has no right to waive any of the conditions to the exchange offer.

18.    How many shares of Lilly common stock will Lilly acquire if the exchange offer is completed?

          The number of shares of Lilly common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Lilly common stock validly tendered and not validly withdrawn. The maximum number of shares of Lilly common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Elanco common stock held by Lilly divided by the final exchange ratio (which will be subject to the upper limit). Lilly holds 293,290,000 shares of Elanco common stock. Accordingly, the largest possible number of shares of Lilly common stock that will be accepted equals 293,290,000 divided by the final exchange ratio. For example, assuming that the final exchange ratio is 4.5262 (the upper limit for shares of Elanco common stock that could be exchanged for one share of Lilly common stock), then Lilly would accept up to 64,798,286 shares of Lilly common stock.

19.    What happens if more than the minimum number of shares are validly tendered, but not enough shares of Lilly common stock are validly tendered to allow Lilly to exchange all of the shares of Elanco common stock it owns?

          In that case, following the completion of the exchange offer, Lilly will continue to hold shares of Elanco common stock not distributed in the exchange offer. Depending on the number of shares validly tendered and not validly withdrawn, Lilly may be able to influence the outcome of certain corporate actions requiring shareholder approval so long as it owns a significant portion of Elanco common stock and may retain certain rights pursuant to the master separation agreement. See "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly — Master Separation Agreement." If the exchange offer is not fully subscribed, and Lilly were to waive the minimum condition and continue to hold more than 50% of the outstanding Elanco common stock, then Elanco would continue to be considered a "controlled company" under NYSE rules. In such case, the typical independence requirements under the NYSE rules would not apply to Elanco.

          In addition, if Lilly does not exchange all of the shares of Elanco common stock it holds, Lilly intends to conduct one or more additional exchange offers and/or distribute all of its remaining shares of Elanco common stock through a special dividend to all Lilly shareholders, on a pro rata basis (a "pro rata spin-off"). In such event, Lilly and Elanco, as applicable, will file any documents required by U.S. securities laws in connection with such exchange offer or pro rata spin-off and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.

20.    What happens if the exchange offer is oversubscribed and Lilly is unable to accept all tenders of Lilly common stock at the exchange ratio?

          In that case, all shares of Lilly common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as "proration." Shareholders who beneficially own "odd-lots" (less than 100 shares) of Lilly common stock and who validly tender all of their shares will not be subject to proration. For instance, if you beneficially own 50 shares of Lilly common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of Lilly common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the exchange offer is oversubscribed. Direct or beneficial holders of 100 or more shares of Lilly common stock will be subject to proration. In addition, shares held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Lilly common stock) will be subject to proration.

          Proration for each tendering shareholder will be based on the number of shares of Lilly common stock validly tendered by that shareholder in the exchange offer, and not on that shareholder's aggregate ownership of Lilly common stock. Any shares of Lilly common stock not accepted for exchange as a result of proration will be returned to tendering shareholders. Lilly will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). This preliminary determination is referred to as the "preliminary proration factor." Lilly will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the "final proration factor."

21.    How long will the exchange offer be open?

          The period during which you are permitted to tender your shares of Lilly common stock in the exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019), unless the exchange offer is extended or terminated. Lilly may extend the exchange offer in the circumstances described in "The Exchange Offer — Extension; Amendment — Extension or Amendment by Lilly."

          All holders who are tendering shares allocated to their Savings Plans accounts should follow the special instructions provided to them by or on behalf of their applicable plan administrator.

22.    Under what circumstances can the exchange offer be extended by Lilly?

          Lilly can extend the exchange offer at any time, in its sole discretion, and regardless of whether any condition to the exchange offer has been satisfied or, where legally permitted, waived. If Lilly extends the exchange offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

23.    How do I decide whether to participate in the exchange offer?

          Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Elanco and Lilly.

          In addition, you should consider all of the factors described in "Risk Factors." None of Lilly, Elanco or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Lilly common stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including all documents referred to herein, very carefully.

24.    How do I participate in the exchange offer?

          The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of Lilly common stock in certificated form, in uncertificated form registered directly in your name in Lilly's share register ("Direct Registration Shares"), or through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions about how to participate, see "The Exchange Offer — Procedures for Tendering."

25.    Can I tender only a part of my Lilly common stock in the exchange offer?

          Yes. You may tender all, some or none of your Lilly common stock.

26.    Will holders of Lilly unvested restricted stock units ("RSUs"), performance awards or shareholder value awards have the opportunity to exchange their Lilly RSUs, performance awards or shareholder value awards for Elanco common stock in the exchange offer?

          No, holders of unvested RSUs, performance awards or shareholder value awards cannot tender the shares underlying such awards in the exchange offer. If you hold shares of Lilly common stock as a result of the vesting and settlement of RSUs, performance awards or shareholder value awards during the exchange offer period, these shares can be tendered in the exchange offer.

27.    How can I participate in the exchange offer if shares of Lilly common stock are held for my account under a Savings Plan?

          Shares of Lilly common stock held for the account of participants in the Savings Plans are eligible for participation in the exchange offer. A Savings Plan participant may direct that all, some or none of the shares of Lilly common stock allocated to his or her Savings Plan account be exchanged, subject to the Savings Plan's rules for participating in the exchange offer.

          A Savings Plan's rules and procedures for tendering shares held by the Savings Plan for the account of participants will be different than those described in this prospectus. For example, the process for submitting instructions to tender or withdraw the tender of Savings Plan shares may be different, and the deadlines for receipt of such instructions may be earlier than the expiration date of the exchange offer (including any extensions thereof). Proceeds from the exchange offer may be provided to Savings Plan participants in the form of units of the Saving Plan's Elanco Stock Fund that contain a cash component. Such units may be credited later than described in this prospectus and may not be subject to the treatment of fractional shares as described in this prospectus. With respect to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico, shares of Elanco common stock will only be held for a limited duration (i.e., until on or about December 11, 2019), after which time investments in the saving plan's Elanco Stock Fund will be liquidated and reinvested in the investment fund designated as such savings plan's qualified default investment alternative (i.e., the appropriate target date portfolio based on the year you turn age 60). With respect to The Elanco US Inc. 401(k) Plan, whether or not a participant in such savings plan elects to participate in the exchange offer, shares of both Lilly common stock and Elanco common stock will be held for a limited duration (i.e., until on or about December 11, 2019), after which time investments in both the saving plan's Lilly Stock Fund and Elanco Stock Fund will be liquidated and reinvested in the investment fund designated as such saving plan's qualified default investment alternative. Savings Plan participants may face different risks than other participants in the exchange offer due to these different rules.

          The Savings Plans' rules are described in a separate notice, which will be made available to the Savings Plan participants. Savings Plan participants should consult this additional notice together with this prospectus in deciding whether or not to participate in the exchange offer with respect to their Savings Plan shares.

28.    What do I do if I want to retain all of my Lilly common stock?

          If you want to retain your Lilly common stock, you do not need to take any action in connection with the exchange offer.

29.    Will I be able to withdraw the shares of Lilly common stock that I tender in the exchange offer?

          Yes. You may withdraw shares tendered at any time before the exchange offer expires. See "The Exchange Offer — Withdrawal Rights." If you change your mind again before the expiration of the exchange offer, you can re-tender your Lilly common stock by following the tender procedures again.

30.    Will I be able to withdraw the shares of Lilly common stock that I tender in the exchange offer before and after the final exchange ratio has been determined?

          Yes. The final exchange ratio used to determine the number of shares of Elanco common stock that you will receive for each share of Lilly common stock accepted in the exchange offer, including whether the upper limit is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). The expiration date of the exchange offer may be extended or the exchange offer may be terminated. You have a right to withdraw shares of Lilly common stock you have tendered for two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the exchange offer, you can re-tender shares of Lilly common stock by following the exchange procedures again prior to the expiration of the exchange offer. See "The Exchange Offer — Withdrawal Rights."

          If you are a registered holder of Lilly common stock (which includes persons holding certificated shares and Direct Registration Shares), you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019). The information that must be included in that notice is specified under "The Exchange Offer — Withdrawal Rights."

          If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. The Depository Trust Company ("DTC") is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019). Such notice of withdrawal must be in the form of DTC's notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

          If you hold your shares through the Savings Plans, you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares and you must deliver any required information in a timely manner in order for the tabulator for the Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the exchange offer is extended, on the new plan participant withdrawal deadline).

31.    How soon will I receive delivery of my Elanco common stock once I have validly tendered my Lilly common stock?

          Assuming the shares of Lilly common stock validly tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Elanco common stock to be credited in book-entry form to direct registered accounts maintained by Elanco's transfer agent for your benefit (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit you) promptly after the expiration of the exchange offer. See "The Exchange Offer — Delivery of Elanco Common Stock; Book-Entry Accounts."

32.    Will I be taxed on the shares of Elanco common stock that I receive in the exchange offer?

          The exchange offer is conditioned upon the receipt by Lilly of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), to the effect that the exchange offer will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code and that, for U.S. federal income tax purposes, except with respect to the receipt of cash in lieu of fractional shares, holders of Lilly common stock will recognize no gain or loss upon the receipt of shares of Elanco common stock in the exchange offer. A holder of Lilly common stock will generally recognize capital gain or loss with respect to cash received in lieu of a fractional share of Elanco common stock.

          Please see "Risk Factors — Risks Related to the Exchange Offer — The exchange offer could result in significant tax liability," "Risk Factors — Risks Related to Elanco Common Stock — If there is a later determination that the exchange offer is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect or for any other reason, then Lilly and its shareholders could incur significant U.S. federal income tax liabilities, and Elanco could incur significant liabilities" and "Material U.S. Federal Income Tax Consequences" for more information regarding the tax opinion and the potential tax consequences of the exchange offer. Holders of Lilly common stock should consult their tax advisor as to the particular tax consequences to them of the exchange offer.

33.    Are there any appraisal rights for holders of Lilly or Elanco common stock?

          There are no appraisal rights available to Lilly shareholders or Elanco shareholders in connection with the exchange offer.

34.    What is the accounting treatment of the exchange offer?

          The shares of Lilly common stock acquired by Lilly in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lilly common stock accepted in the exchange offer at its expiration. Any difference between the net book value of Elanco attributable to Lilly and the market value of the shares of Lilly common stock acquired at that date will be recognized by Lilly as a gain on disposal of discontinued operations net of any direct and incremental expenses of the exchange offer on the disposal of its Elanco common stock.

          Also, upon completion of the exchange offer, Elanco's historical results will be shown in Lilly's financial statements as discontinued operations, and, in subsequent periods, Lilly's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco.

35.    What will Lilly do with the shares of Lilly common stock it acquires in the exchange offer?

          Lilly common stock acquired by Lilly in the exchange offer will be held as treasury stock unless and until retired or used for other purposes.

36.    What is the impact of the exchange offer on the number of Lilly shares outstanding?

          Any Lilly common stock acquired by Lilly in the exchange offer will reduce the total number of Lilly shares outstanding, although Lilly's actual number of shares outstanding on a given date reflects a variety of factors, such as the vesting and settlement of RSUs, performance awards or shareholder value awards.

37.    Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the exchange offer has not commenced?

          As permitted under SEC rules, Lilly has commenced the exchange offer without the registration statement, of which this prospectus forms a part, having been declared effective by the SEC. Lilly cannot, however, complete the exchange offer and accept for exchange any shares of

Lilly common stock validly tendered and not validly withdrawn in the exchange offer until the registration statement is effective and the other conditions to the exchange offer have been satisfied or, where legally permitted, waived.

38.    Where can I find out more information about Lilly and Elanco?

          You can find out more information about Lilly and Elanco by reading this prospectus and, with respect to Lilly, from various sources described in "Incorporation by Reference."

39.    Whom should I call if I have questions about the exchange offer or want copies of additional documents?

          You may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this prospectus, without charge, from the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).

 SUMMARY

          This summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the exchange offer. See "Incorporation by Reference."

The Companies

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000

          Lilly, an Indiana corporation, is a leading worldwide research-based pharmaceutical company. Founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly, Lilly is engaged in the discovery, development, manufacture, marketing and sale of human pharmaceutical products. Lilly's purpose is to unite caring with discovery to create medicines that make life better for people around the world. Most of the products sold by Lilly today were discovered or developed by Lilly's own scientists, and Lilly's success depends to a great extent on its ability to continue to discover, develop and bring to market innovative new medicines. Lilly sells a broad range of patented pharmaceutical products, primarily in the following disease categories: diabetes and other endocrine diseases; cancer; cardiovascular diseases; autoimmune diseases; and central nervous system diseases.

Elanco Animal Health Incorporated
2500 Innovation Way
Greenfield, Indiana 46140
(877) 352-6261

          Elanco, an Indiana corporation, is a premier animal health company that innovates, develops, manufactures and markets products for companion and food animals. Headquartered in Greenfield, Indiana, Elanco is the fourth largest animal health company in the world, with revenue of $3.1 billion for the year ended December 31, 2018. Globally, Elanco is #1 in medicinal feed additives, #2 in poultry and #3 in cattle, measured by 2017 revenue, according to Vetnosis. Elanco has one of the broadest portfolios of pet parasiticides in the companion animal sector and offers a diverse portfolio of more than 125 brands that make Elanco a trusted partner to veterinarians and food animal producers in more than 90 countries. Elanco operates its business in a single segment directed at fulfilling its vision of enriching the lives of people through food — making protein more accessible and affordable — and through pet companionship — helping pets live longer, healthier lives. Elanco advances its vision by offering products in four primary categories: companion animal disease prevention ("CA Disease Prevention"); companion animal therapeutics ("CA Therapeutics"); food animal future protein & health ("FA Future Protein & Health"); and food animal ruminants & swine ("FA Ruminants & Swine").

The Exchange Offer

Terms of the Exchange Offer

          Lilly is offering to exchange up to an aggregate of 293,290,000 shares of Elanco common stock for outstanding shares of Lilly common stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of Lilly common stock.

          Shares of Lilly common stock validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio on the terms and conditions of the exchange offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be returned to the tendering shareholder promptly following the expiration or termination of the exchange offer, as applicable.

Extension; Amendment; Termination

          The exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the exchange offer is extended or terminated. You must tender your shares of Lilly common stock before this time if you want to participate in the exchange offer. Lilly may extend, amend or terminate the exchange offer as described in this prospectus.

Conditions to Completion of the Exchange Offer

          The exchange offer is subject to various conditions, including that (i) at least 146,645,000 shares of Elanco common stock will be distributed in exchange for shares of Lilly common stock that are validly tendered in the exchange offer and (ii) Lilly receives an opinion of counsel to the effect that the exchange offer will qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code. All conditions to the completion of the exchange offer must be satisfied or, where legally permitted, waived by Lilly before the expiration of the exchange offer. Lilly may waive any or all of the conditions to the exchange offer, subject to limited exceptions. See "The Exchange Offer — Conditions to Completion of the Exchange Offer."

Proration; Odd-Lots

          If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019), Lilly shareholders have validly tendered more shares of Lilly common stock than Lilly is able to accept for exchange, Lilly will accept for exchange the shares of Lilly common stock validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of Lilly common stock to be accepted for exchange bears to the total number of shares of Lilly common stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Lilly common stock and subject to any adjustment necessary to ensure the exchange of all shares of Elanco common stock owned by Lilly), except for tenders of odd-lots, as described below.

          Except as otherwise provided in this section, beneficial holders of less than 100 shares of Lilly common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Lilly common stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Lilly common stock) will be subject to proration.

          Lilly will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). Upon determining the number of shares of Lilly common stock validly tendered for exchange, Lilly will announce the final results, including the final proration factor, if any.

Fractional Shares

          Fractional shares of Elanco common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the tendering Lilly shareholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Elanco common stock. As a result, shareholders may not receive fractional share proceeds at the same time they receive shares of Elanco common stock.

          Holders who are tendering shares allocated to their Savings Plans accounts should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for information that is specific to the Savings Plans.

Procedures for Tendering

          The procedures you must follow to participate in the exchange offer will depend on how you hold your shares of Lilly common stock. For you to validly tender your shares of Lilly common stock pursuant to the exchange offer, before the expiration of the exchange offer, you will need to take the following steps:

  •
  If you hold certificates for shares of Lilly common stock, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of Lilly common stock tendered;

  •
  If you hold Direct Registration Shares, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

  •
  If you hold shares of Lilly common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should receive instructions from that institution on how to participate in the exchange offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through DTC;

  •
  Participants in the Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Lilly common stock held in these plans, but should instead use the exchange offer election form provided to them by or on behalf of their plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Lilly common stock allocated to their Savings Plan accounts, subject to any limitations set forth in the special instructions provided to them. Lilly and Elanco have been informed that instructions to tender or withdraw by participants in the Savings Plans must be made by a date that is earlier than the expiration date of the exchange offer, which will be specified in the special instructions sent by or on behalf of the applicable plan administrator; and

  •
  If you wish to tender your shares of Lilly common stock that are in certificated form but the share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under "The Exchange Offer — Procedures for Tendering — Guaranteed Delivery Procedures."

Delivery of Shares of Elanco Common Stock

          Assuming the shares of Lilly common stock validly tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Elanco common stock to be credited in book-entry form to direct registered accounts maintained by Elanco's transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after the expiration of the exchange offer. Certificates representing shares of Elanco common stock will not be issued pursuant to the exchange offer.

Withdrawal Rights

          You may withdraw your tendered shares of Lilly common stock at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019). If you change your mind again before the expiration of the exchange offer, you may re-tender your shares of Lilly common stock by again following the exchange offer procedures.

          In order to withdraw your shares, you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under "The Exchange Offer — Withdrawal Rights."

          If you hold shares of Lilly common stock through the Savings Plans, you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares and you must deliver any required information in a timely manner in order for the tabulator for the Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the exchange offer is extended, any new withdrawal deadline established by the plan administrator).

          If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

No Appraisal Rights

          No appraisal rights are available to Lilly shareholders or Elanco shareholders in connection with the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

          Although Lilly may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Lilly common stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Lilly common stock are listed.

          Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Lilly has not taken any action under those non-U.S. regulations to qualify the exchange offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Lilly common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the exchange offer without the need for Lilly or Elanco to take any action to qualify or otherwise facilitate the exchange offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

          All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for Lilly or Elanco to take any action to facilitate a public offering in that country or otherwise. Lilly will rely on those representations and, unless the exchange offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

          Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lilly common stock or Elanco common stock that may apply in their home countries. Lilly, Elanco and the dealer managers cannot provide any assurance about whether such limitations exist.

Potential Additional Distribution of Elanco Common Stock

          Lilly has informed Elanco that, following the completion of the exchange offer, in the event that more than the minimum amount of shares are validly tendered but not enough shares of Lilly common stock are validly tendered to allow Lilly to exchange all of its shares of Elanco common stock, Lilly intends, from time to time, to conduct one or more additional exchange offers and/or a pro rata spin-off of its remaining interest in Elanco. In such event, Lilly and Elanco, as applicable, will file any documents required by U.S. securities laws in connection with such exchange offer or pro rata spin-off and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.

Risk Factors

          In deciding whether to tender your shares of Lilly common stock, you should carefully consider in their entirety the matters described in "Risk Factors," as well as other information included in this prospectus and the other documents incorporated by reference herein.

Regulatory Approval

          Certain acquisitions of Elanco common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act"). If you decide to participate in the exchange offer and acquire enough shares of Elanco common stock to exceed the $84.4 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or associated regulations applies, Lilly and you will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any shareholder or shareholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

Material U.S. Federal Income Tax Consequences

          The completion of the exchange offer is conditioned upon the receipt by Lilly of the opinion of Skadden Arps, to the effect that the exchange offer will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code and that, for U.S. federal income tax purposes, except with respect to the receipt of cash in lieu of fractional shares, holders of Lilly common stock will recognize no gain or loss upon the receipt of shares of Elanco common stock in the exchange offer. A holder of Lilly common stock will generally recognize capital gain or loss with respect to cash received in lieu of a fractional share of Elanco common stock.

          If the exchange offer were determined not to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, each Lilly shareholder who receives shares of Elanco common stock in the exchange offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Elanco common stock received by the shareholder and its tax basis in the shares of Lilly common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Elanco common stock received by the shareholder.

          In addition, Lilly would generally recognize gain with respect to the transfer of Elanco common stock in the exchange offer, as well as with respect to the receipt of certain cash proceeds from Elanco in connection with the Elanco initial public offering (also referred to as the "IPO").

          The exchange offer could be taxable to Lilly, but not its shareholders, if Elanco or its shareholders were to engage in certain transactions after the exchange offer is completed. In such cases, Elanco would be required to indemnify Lilly for any resulting taxes and related expenses, which amount could be material.

          Please see "Risk Factors — Risks Related to the Exchange Offer — The exchange offer could result in significant tax liability," "Risk Factors — Risks Related to Elanco Common Stock — If there is a later determination that the exchange offer is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect or for any other reason, then Lilly and its shareholders could incur significant U.S. federal income tax liabilities, and Elanco could incur significant liabilities" and "Material U.S. Federal Income Tax Consequences" for more information regarding the tax opinion and the potential tax consequences of the exchange offer. Holders of Lilly common stock should consult their tax advisor as to the particular tax consequences to them of the exchange offer.

Accounting Treatment of the Exchange Offer

          The shares of Lilly common stock acquired by Lilly in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lilly common stock accepted in the exchange offer at its expiration. Any difference between the net book value of Elanco attributable to Lilly and the market value of the shares of Lilly common stock acquired at that date will be recognized by Lilly as a gain on disposal of discontinued operations net of any direct and incremental expenses of the exchange offer on the disposal of its Elanco common stock.

          Also, upon completion of the exchange offer, Elanco's historical results will be shown in Lilly's financial statements as discontinued operations, and, in subsequent periods, Lilly's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco.

Comparison of Shareholder Rights

          Lilly and Elanco are both organized under the laws of the State of Indiana. Differences in the rights of a shareholder of Lilly from those of a shareholder of Elanco arise principally from provisions of the constitutive documents of each of Lilly and Elanco. See "Comparison of Shareholder Rights."

The Exchange Agent and the Tabulator for the Savings Plans

          The exchange agent for the exchange offer and the tabulator for the Savings Plans is Computershare Trust Company, N.A.

The Information Agent

          The information agent for the exchange offer is Georgeson LLC.

The Dealer Managers

          The dealer managers for the exchange offer are Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. These firms are referred to as the "dealer managers."

Selected Historical and Pro Forma Financial Data for Lilly and Elanco

Lilly Selected Historical Consolidated and Pro Forma Financial Data

          The following table sets forth Lilly's selected historical consolidated financial data for the periods indicated. The selected historical consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheets data as of December 31, 2018 and 2017 are derived from Lilly's audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus. The selected historical consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the consolidated balance sheets data as of December 31, 2016, 2015 and 2014 have been derived from Lilly's audited consolidated financial statements for such years, which have not been incorporated into this prospectus by reference.

          The data shown below are not necessarily indicative of results to be expected for any future period. You should read the following information together with Lilly's audited consolidated financial statements and the notes related thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained in Lilly's Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference into this prospectus.

          The selected unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2018, and the unaudited pro forma condensed consolidated statement of financial position at December 31, 2018, presented below have been derived from Lilly's unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma information set forth below reflects Lilly's historical audited consolidated annual financial information, as adjusted to give effect to the exchange offer. The unaudited pro forma information is illustrative and not intended to represent what Lilly's results of operations or financial position would have been had the exchange offer occurred on the dates indicated or project Lilly's results of operations or financial position for any future period. For an understanding of the pro forma financial statements that give pro forma effect to the exchange offer, see "Eli Lilly and Company Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus.

          The unaudited pro forma condensed consolidated statement of financial position gives effect to the exchange offer, as if it had occurred at December 31, 2018, assuming the exchange offer is completed and fully subscribed. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018 is presented as if such events had occurred on January 1, 2018.

          Based on Lilly's historical ownership of Elanco, the data shown below are impacted by assets, liabilities, results of operations or cash flows attributable to Elanco. Upon completion of the exchange offer, Elanco's historical results will be shown in Lilly's financial statements as discontinued operations, and, in subsequent periods, Lilly's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco. You should read the information set forth below together with "Eli Lilly and Company Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus for further discussion of discontinued operations.

	Year Ended/As of December 31,
	Pro Forma	Historical
(Millions, except per common share data and ratios)	2018	2018	2017	2016	2015	2014
Statement of operations data:
Revenues	$21,488.9	$24,555.7	$22,871.3	$21,222.1	$19,958.7	$19,615.6
Costs, Expenses and other(a)	17,543.0	20,278.0	19,000.3	17,465.6	16,801.0	16,146.6
Asset impairment, restructuring and other special charges	266.9	482.0	1,673.6	382.5	367.7	468.7
Income from continuing operations	3,132.6	3,232.0	(204.1)	2,737.6	2,408.4	2,390.5
Balance sheet data:
Current assets	$18,320.5	$20,549.6	$19,202.1	$15,101.4	$12,573.6	$12,179.8
Noncurrent assets	16,906.0	23,358.8	25,778.9	23,704.5	22,995.3	24,998.4
Total assets	35,226.5	43,908.4	44,981.0	38,805.9	35,568.9	37,178.2

Current liabilities	11,225.2	11,888.1	14,535.9	10,986.6	8,229.6	11,207.5
Noncurrent liabilities	18,306.3	21,111.2	18,777.2	13,738.8	12,749.0	10,582.6
Long-term debt (also included in Noncurrent liabilities above)	9,196.4	11,639.7	9,940.5	8,367.8	7,972.4	5,367.7
Noncontrolling interests	71.1	1,080.4	75.7	72.8	19.0	14.9
Earnings per common share — basic	$3.26	$3.14	$(0.19)	$2.59	$2.27	$2.23
Earnings per common share — diluted	$3.24	$3.13	$(0.19)	$2.58	$2.26	$2.23
Cash dividends declared per common share	—	$2.33	$2.12	$2.05	$2.01	$1.97
Weighted-average shares — basic	960.5	1,027.7	1,052.0	1,058.3	1,061.9	1,069.9
Weighted-average shares — diluted	966.5	1,033.7	1,052.0	1,061.8	1,065.7	1,074.3
Book value per common share(b)	—	$9.30	$10.54	$12.72	$13.18	$13.84
Total outstanding shares	989.8	1,057.0	1,100.0	1,100.9	1,105.3	1,110.6

(a)
Includes costs of sales, research and development, marketing, selling and administrative, acquired in-process research and development and other (income) expense, net.

(b)
Represents Lilly shareholders' equity divided by the actual number of outstanding shares, in each case excluding treasury stock.

Elanco Selected Historical Consolidated and Combined and Pro Forma Financial Data

          Elanco reports its financial results in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The selected historical consolidated and combined statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the consolidated and combined balance sheets data as of December 31, 2018 and 2017 presented below have been derived from Elanco's consolidated and combined financial statements included elsewhere in this prospectus. The selected historical combined statement of operations data for the year ended December 31, 2015 and the combined balance sheet data as of December 31, 2016 presented below have been derived from Elanco's audited combined financial information not included elsewhere in this prospectus. The selected historical combined statement of operations data for the year ended December 31, 2014 and the combined balance sheet data as of December 31, 2015 and 2014 presented below have been derived from Elanco's unaudited combined financial information not included elsewhere in this prospectus.

          Elanco's combined financial statements for the periods prior to the IPO include the attribution of certain assets and liabilities that have historically been held at the Lilly corporate level but which are specifically identifiable or attributable to Elanco. Elanco's combined financial statements for the period prior to the IPO also include expense allocations related to certain Lilly corporate functions, including executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to Elanco based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount or other measures. Elanco believes that this expense methodology, and the results thereof, is reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred if Elanco had operated as an independent, publicly traded company for the periods presented. It is impractical to estimate what Elanco's standalone costs would have been for the historical periods presented.

          The selected unaudited pro forma condensed consolidated and combined statement of operations data for the year ended December 31, 2018 presented below have been derived from Elanco's unaudited pro forma condensed consolidated and combined statement of operations included elsewhere in this prospectus. The unaudited pro forma information set forth below reflects Elanco's historical consolidated and combined statement of operations, as adjusted to give effect to the Transactions (as defined below) as if they had occurred as of January 1, 2018. The unaudited pro forma information is illustrative and not intended to represent what Elanco's results of operations or financial position would have been had the Transactions occurred on the date indicated or to project Elanco's results of operations or financial position for any future period. For an understanding of the pro forma statement of operations that give pro forma effect to the Transactions, see "Elanco Animal Health Incorporated Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations" included elsewhere in this prospectus.

          The financial statements included in this prospectus may not be indicative of Elanco's future performance and do not necessarily reflect what Elanco's financial position and results of operations would have been had Elanco operated as an independent, publicly traded company for the entirety of the periods presented, including changes that occurred and will occur in Elanco's operations and capital structure as a result of the IPO and the separation.

          The unaudited pro forma condensed consolidated and combined statement of operations gives effect to the following transactions, which are referred to, collectively, as the "Transactions," as if they each had occurred on January 1, 2018:

  •
  the impact of the Debt Transactions (as defined below under "The Transaction") and the use of the proceeds therefrom.

          Due to local regulatory and operational requirements, in certain non-U.S. jurisdictions, the transfer of certain assets and liabilities of Lilly's animal health businesses will occur following the date of this prospectus. Elanco has not adjusted the accompanying unaudited pro forma condensed consolidated and combined statement of operations for the potential impact of such delayed transfers because any impact of these transfers is not material to its unaudited pro forma condensed consolidated and combined statement of operations, individually or in the aggregate.

          You should read the information set forth below together with "Elanco Animal Health Incorporated Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Elanco" and Elanco's consolidated and combined financial statements and the related notes thereto included elsewhere in this prospectus.

		Year Ended December 31,

	Pro Forma	Historical

	2018	2018	2017	2016	2015	2014

	(In millions, except per share data)
Statement of Operations Data:
Revenue	$3,066.8	$3,066.8	$2,889.0	$2,913.5	$2,909.1	$2,066.0

Costs, expenses and other:
Cost of sales	1,573.8	1,573.8	1,493.9	1,409.0	1,533.7	932.6
Research and development	246.6	246.6	251.7	265.8	291.0	208.5
Marketing, selling and administrative	735.2	735.2	779.8	784.8	916.0	561.2
Amortization of intangible assets	197.4	197.4	221.2	170.7	163.0	57.6
Asset impairment, restructuring and other special charges	128.8	128.8	375.1	308.4	263.3	38.8
Interest expense, net of capitalized interest	110.7	29.6	—	—	—	—
Other (income) expense, net	41.3	41.3	(0.1)	(2.8)	1.6	1.4

Income (loss) before income taxes	33.0	114.1	(232.6)	(22.4)	(259.5)	265.9
Income tax expense (benefit)	8.1	27.6	78.1	25.5	(48.7)	101.0

Net income (loss)	$24.9	$86.5	$(310.7)	$(47.9)	$(210.8)	$164.9

Net income (loss) as a percent of revenue	1%	3%	(11)%	(2)%	(7)%	8%
Net income (loss) per share — basic and diluted	$0.08	$0.28	$(1.06)	$(0.16)	$(0.72)	$0.56
Weighted average shares outstanding — basic and diluted(1)	313.7	313.7	293.3	293.3	293.3	293.3
Other Data (non-GAAP):
Adjusted EBITDA(2)	$647.5	$647.5	$498.9	$540.4	$393.7
Adjusted net income(2)	$370.2	$431.8	$250.5	$332.7	$208.7

	As of December 31,

	Historical

	2018	2017	2016	2015	2014

	(In millions, except per share data)
Balance Sheet Data:
Total assets	$8,956.7	$8,940.3	$8,099.7	$8,433.6	$2,980.6
Total liabilities	3,759.2	1,160.0	1,082.3	1,004.1	551.5
Long-term debt	2,443.3	—	—	—	—
Total equity	5,197.5	7,780.3	7,017.4	$7,429.5	$2,429.1
Cash dividends declared per common share	—	—	—	—	—
Book value per common share(3)	$14.22	—	—	—	—

(1)
The weighted average shares for the periods prior to the IPO represents shares of Elanco common stock held by Lilly as if such shares had been outstanding for the entire period.

(2)
See "Summary—Non-GAAP Financial Measures."

(3)
Represents Elanco shareholders' equity divided by the actual number of outstanding shares.

Non-GAAP Financial Measures

  Adjusted EBITDA

          Elanco defines adjusted EBITDA as net income (loss) adjusted for interest expense, income tax expense (benefit) and depreciation and amortization, further adjusted to exclude purchase accounting adjustments to inventory, integration costs of acquisitions, severance, asset impairment, gain on sale of assets, facility exit costs and other specified significant items, such as unusual or non-recurring items that are unrelated to Elanco's long-term operations. For the periods presented, Elanco has not made adjustments for all items that may be considered unrelated to its long-term operations. Elanco believes adjusted EBITDA, when used in conjunction with Elanco's results presented in accordance with U.S. GAAP and its reconciliation to net income (loss), enhances investors' understanding of Elanco's performance, valuation and prospects for the future. Elanco also believes adjusted EBITDA is a measure used in the animal health industry by analysts as a valuable performance metric for investors.

          The following is a reconciliation of adjusted EBITDA to net income (loss), as reported under U.S. GAAP for the years ended December 31, 2018, 2017, 2016 and 2015:

		Year Ended December 31,

	Pro Forma	Historical

	2018	2018	2017	2016	2015

	(In millions)
Reported Net Income (Loss)	$24.9	$86.5	$(310.7)	$(47.9)	$(210.8)
Interest expense, net	110.7	29.6	—	—	—
Income tax expense (benefit)	8.1	27.6	78.1	25.5	(48.7)
Depreciation and amortization	296.0	296.0	318.4	254.4	236.9

EBITDA	439.7	439.7	85.8	232.0	(22.6)
Purchase accounting adjustments to inventory(a)	—	—	42.7	—	153.0
Integration costs of acquisitions(b)	26.5	26.5	90.3	154.8	140.8
Severance(b)	15.5	15.5	162.0	42.1	59.5
Asset impairment(b)	81.9	81.9	110.6	98.3	57.5
Gain on sale of assets(b)	(0.8)	(0.8)	(19.6)	—	—
Facility exit costs(b)	5.7	5.7	31.8	13.2	5.5
Contingent consideration(c)	40.4	40.4	(4.7)	—	—
Inventory write-off(d)	38.6	38.6	—	—	—

Adjusted EBITDA	$647.5	$647.5	$498.9	$540.4	$393.7

(a)
See Note 6: Acquisitions to Elanco's consolidated and combined financial statements.

(b)
See Note 7: Asset Impairment, Restructuring and Other Special Charges to Elanco's consolidated and combined financial statements.

(c)
See Note 10: Financial Instruments to Elanco's consolidated and combined financial statements.

(d)
See Note 8: Inventories to Elanco's consolidated and combined financial statements.

  Adjusted Net Income

          Elanco defines adjusted net income as net income (loss) excluding amortization of intangible assets, purchase accounting adjustments to inventory, integration costs of acquisitions, severance, asset impairment, gain on sale of assets, facility exit costs and other specified significant items, such as unusual or non-recurring items that are unrelated to Elanco's long-term operations. For the periods presented, the only other specified significant item included is the exclusion in 2017 of the benefit related to the recently enacted U.S. tax reform legislation. Adjusted net income is an alternative view of performance used by Elanco's management to evaluate the results of Elanco's operations and the discovery, development, manufacture and commercialization of Elanco's products, prior to considering certain income statement elements. Specifically, Elanco's management intends to use adjusted net income for the purpose of analyzing performance results and setting compensation targets. Elanco believes adjusted net income, when used in conjunction with Elanco's results presented in accordance with U.S. GAAP and its reconciliation to net income (loss), enhances investors' understanding of its performance, valuation and prospects for the future. Elanco also believes adjusted net income is a measure used in the animal health industry by analysts as a valuable performance metric for investors.

          The following is a reconciliation of adjusted net income to net income (loss), as reported under U.S. GAAP for the years ended December 31, 2018, 2017, 2016 and 2015:

		Year Ended December 31,

	Pro Forma	Historical

	2018	2018	2017	2016	2015

	(In millions)
Reported Net Income (Loss)	$24.9	$86.5	$(310.7)	$(47.9)	$(210.8)
Purchase Accounting Adjustments:
Amortization of intangible assets	197.4	197.4	221.2	170.7	163.0
Purchase accounting adjustments to inventory(a)	—	—	42.7	—	153.0
Integration costs of acquisitions(b)	26.5	26.5	90.3	154.8	140.8
Severance(b)	15.5	15.5	162.0	42.1	59.5
Asset impairment(b)	81.9	81.9	110.6	98.3	57.5
Gain on sale of assets(b)	(0.8)	(0.8)	(19.6)	—	—
Facility exit costs(b)	5.7	5.7	31.8	13.2	5.5
Contingent consideration(c)	40.4	40.4	(4.7)	—	—
Inventory write-off(d)	38.6	38.6	—	—	—
Other:
U.S tax reform(e)	—	—	(33.1)	—	—
Tax effect of adjustments(f)	(59.9)	(59.9)	(40.0)	(98.5)	(159.8)

Adjusted Net Income	$370.2	$431.8	$250.5	$332.7	$208.7

(a)
See Note 6: Acquisitions to Elanco's consolidated and combined financial statements.

(b)
See Note 7: Asset Impairment, Restructuring and Other Special Charges to Elanco's consolidated and combined financial statements.

(c)
See Note 10: Financial Instruments to Elanco's consolidated and combined financial statements.

(d)
See Note 8: Inventories to Elanco's consolidated and combined financial statements.

(e)
See Note 14: Income Taxes to Elanco's consolidated and combined financial statements.

(f)
The tax effect of the adjustments is calculated by applying the applicable tax rate to each adjustment in each relevant jurisdiction. In jurisdictions where Elanco had recorded deferred tax assets related to net operating losses that were offset with valuation allowances, Elanco applied the applicable tax rate to each adjustment and further adjusted for the tax effect of the beneficial reversal of the valuation allowances.

Limitations of Adjusted EBITDA and Adjusted Net Income

          The primary material limitations associated with the use of adjusted EBITDA and adjusted net income as compared to U.S. GAAP results include the following: (i) they may not be comparable to similarly titled measures used by other companies, including those in Elanco's industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating Elanco's performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all unusual or non-recurring items, which could increase or decrease these measures, which investors may consider to be unrelated to Elanco's long-term operations, such as business activities that Elanco has either exited or made the strategic decision to exit (referred to as "Strategic Exits"). These non-GAAP measures are not, and should not be viewed as, substitutes for U.S. GAAP reported net income (loss). Elanco encourages investors to review its consolidated and combined financial statements in their entirety and cautions investors to use U.S. GAAP measures as the primary means of evaluating Elanco's performance, value and prospects for the future, and adjusted EBITDA and adjusted net income as supplemental measures.

Market Price and Dividend Information

          The market prices of Lilly and Elanco common stock are subject to fluctuation. The exchange ratio will be set based on the respective market prices of Lilly and Elanco common stock. As a result, you should, among other things, obtain current market quotations before deciding to tender your shares of Lilly common stock. There can be no assurance what the market price of shares will be before, on, or after the date on which the exchange offer is completed. Lilly common stock is listed on the NYSE under the symbol "LLY." Elanco common stock is listed on the NYSE under the symbol "ELAN."

Lilly

          The following table describes the per share range of high and low sales prices, as reported by the NYSE, for shares of Lilly common stock and dividends paid per share of Lilly common stock for the quarterly periods indicated.

	Market Price for Lilly Common Stock		Dividends Paid

	High	Low	Per Share

2016
First Quarter	$85.40	$67.88	$0.51
Second Quarter	$78.81	$71.53	$0.51
Third Quarter	$83.79	$76.45	$0.51
Fourth Quarter	$83.24	$64.18	$0.51
2017
First Quarter	$86.14	$73.54	$0.52
Second Quarter	$86.72	$76.85	$0.52
Third Quarter	$85.61	$76.89	$0.52
Fourth Quarter	$89.09	$81.42	$0.52
2018
First Quarter	$88.33	$73.69	$0.563
Second Quarter	$87.27	$75.40	$0.563
Third Quarter	$107.84	$84.71	$0.563
Fourth Quarter	$119.84	$104.17	$0.563
2019
First Quarter (through February 7, 2019)	$121.84	$111.10	—

          The declaration and payment of dividends to holders of Lilly common stock is at the discretion of Lilly's board of directors in accordance with applicable law after taking into account various factors.

          As of February 4, 2019, there were 1,033,372,115 shares of Lilly common stock outstanding, and as of February 4, 2019, there were 23,881 shareholders of record of Lilly common stock.

          On February 7, 2019, the NYSE trading day immediately preceding the initial filing of the registration statement of which this prospectus forms a part, the closing sales price per share of Lilly common stock as reported by the NYSE was $117.50.

Elanco

          The following table describes the per share range of high and low sales prices, as reported by the NYSE, for shares of Elanco common stock and dividends paid per share of Elanco common stock for the quarterly periods indicated.

	Market Price for Elanco Common Stock		Dividends Paid

	High	Low	Per Share

2018
Third Quarter (since September 20, 2018)	$37.61	$32.05	—
Fourth Quarter	$35.48	$28.85	—
2019
First Quarter (through February 7, 2019)	$33.35	$28.00	—

          The declaration and payment of dividends to holders of Elanco common stock is at the discretion of Elanco's board of directors in accordance with applicable law after taking into account various factors.

          Elanco currently expects to pay quarterly cash dividends to holders of Elanco common stock of $0.06 per share commencing following the completion of the quarter during which Lilly no longer owns shares of Elanco common stock, subject to the discretion of its board of directors.

          As of February 5, 2019, there were 365,643,991 shares of Elanco common stock outstanding. As of February 5, 2019, there were 2 registered holders of record of shares of Elanco common stock. Immediately before the commencement of the exchange offer, Lilly beneficially owned 293,290,000 shares of Elanco common stock, representing approximately 80.2% of Elanco's outstanding common stock.

          On February 7, 2019, the last NYSE trading day immediately preceding the initial filing of the registration statement of which this prospectus forms a part, the closing sales price per share of Elanco common stock as reported by the NYSE was $29.50.

RISK FACTORS

          In determining whether or not to tender your shares of Lilly common stock in the exchange offer, you should consider carefully all of the information about Elanco and Lilly included or incorporated by reference in this prospectus, as well as the information about the terms and conditions of the exchange offer. None of Lilly, Elanco or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Lilly common stock. You must make your own decision after reading this prospectus and consulting with your advisors.

          The risk factors described below are separated into two groups:

  1.
  Risks Related to Elanco; and

  2.
  Risks Related to the Exchange Offer.

          "Risks Related to Elanco" describe the material risks relating to Elanco as a standalone company. For a description of the material risks relating to Lilly, please read "Risk Factors" in Lilly's Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference in this prospectus.

          The occurrence of the events described below under "Risks Related to Elanco" could have a material adverse effect on Elanco's businesses, prospects, financial condition, results of operations and/or cash flows. In such a case, the price of shares of Elanco common stock may decline and you could lose all or part of your investment. In addition, the risks described in this prospectus relating to Elanco are, until the completion of the exchange offer, also associated with an investment in Lilly due to Lilly's ownership interest in Elanco. In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could have material adverse effects on Elanco's or Lilly's businesses, prospects, financial condition, results of operations and/or cash flows. Please read "Cautionary Statement Concerning Forward-Looking Statements."

Risks Related to Elanco

The animal health industry is highly competitive.

          The animal health industry is highly competitive. Elanco's competitors include standalone animal health businesses, the animal health businesses of large pharmaceutical companies, specialty animal health businesses and companies that mainly produce generic products. Elanco believes many of its competitors are conducting R&D activities in areas served by Elanco's products and in areas in which it is developing products. Several new start-up companies also compete in the animal health industry. Elanco also faces competition from manufacturers of drugs globally, as well as producers of nutritional health products. These competitors may have access to greater financial, marketing, technical and other resources. As a result, they may be able to devote more resources to developing, manufacturing, marketing and selling their products, initiating or withstanding substantial price competition or more readily taking advantage of acquisitions or other opportunities. Further, consolidation in the animal health industry could result in existing competitors realizing additional efficiencies or improving portfolio bundling opportunities, thereby potentially increasing their market share and pricing power, which could lead to a decrease in Elanco's revenue and profitability and an increase in competition. For example, many of Elanco's competitors have relationships with key distributors and, because of their size, the ability to offer attractive pricing incentives, which may negatively impact or hinder Elanco's relationships with these distributors. In addition to competition from established market participants, new entrants to the animal health medicines and vaccines industry could substantially reduce Elanco's market share, render Elanco's products obsolete or disrupt Elanco's business model.

          To the extent that any of Elanco's competitors are more successful with respect to any key competitive factor, or Elanco is forced to reduce, or is unable to raise, the price of any of its products in order to remain competitive, its business, financial condition and results of operations could be materially adversely affected. Competitive pressure could arise from, among other things, more favorable safety and efficacy product profiles, limited demand growth or a significant number of additional competitive products being introduced into a particular market, price reductions by competitors, the ability of competitors to capitalize on their economies of scale, the ability of competitors to produce or otherwise procure animal health products at lower costs than Elanco and the ability of competitors to access more or newer technology than Elanco.

Disruptive innovation and advances in veterinary medical practices, animal health technologies and alternatives to animal-derived protein could negatively affect the market for Elanco's products.

          The markets for Elanco's products are regularly impacted by the introduction and/or broad market acceptance of newly-developed or alternative products that address the diseases and conditions for which Elanco sells products, including "green" or "holistic" health products, specially bred disease-resistant animals or replacements for meat, milk, eggs or fish from alternative natural or synthetic sources. For example, the market for Elanco's companion animal therapeutics has been particularly affected by innovation in new molecules and delivery formulations in recent years. Technological breakthroughs by others may render obsolete Elanco's products and reduce or eliminate the market for its products. Introduction or acceptance of competing animal health products and innovation or disruptive protein alternatives could materially adversely affect Elanco's business, financial condition and results of operations.

Regulatory restrictions and bans on the use of antibiotics and productivity products in food animals, as well as changing market demand, may continue to negatively affect demand for certain of Elanco's food animal products.

          Over the past few years, Elanco's operational results have been, and will continue to be, affected by regulations and changing market demand. In certain markets, including the U.S., sales of certain of Elanco's food animal products have been negatively affected by an increase in consumer sentiment for proteins and dairy products produced without the use of antibiotics or other products intended to increase animal production.

          There are two classes of antibiotics used in animal health: shared-class, or medically important, antibiotics, which are used to treat infectious disease caused by pathogens that occur in both humans and animals; and animal-only antibiotics, which are used to treat infectious disease caused by pathogens that occur in animals only. See "Business of Elanco — Products — Antibiotics." Concerns that the use of antibiotics in food animal production may lead to increased antibiotic resistance of human pathogens have resulted in increased regulation and changing market demand. In December 2013, the U.S. Food & Drug Administration (the "FDA") announced final guidance establishing procedures for the voluntary phase-out in the U.S. over a three-year period of the use of shared-class antibiotics in animal feed or water for growth promotion in food animal production. The guidance allows for continued use of shared-class antibiotics in food-producing animals under the supervision of a veterinarian for treatment, control and, under certain circumstances, for prevention of disease. The FDA indicated that it took this action to help preserve the efficacy of shared-class antibiotics to treat infections in humans. As part of those efforts, stricter guidelines governing the administration of shared-class antibiotics have recently come into effect. As of January 1, 2017, under the FDA's guidance and the related rule known as the Veterinary Feed Directive, the use of shared-class antibiotics in the water or feed of food-producing animals requires written authorization by a licensed veterinarian. In addition, other countries in which Elanco sells or plans to sell its products, such as France and Vietnam, have passed restrictions or bans on antibiotic use. Other countries have placed restrictions or bans on the use of specific antibiotics in certain food-producing animals, regardless of the route of administration (in feed or injectable).

          From 2015 to 2018, Elanco's revenue from shared-class antibiotics declined at a CAGR of 6%, excluding the impact of foreign exchange. This was driven primarily by changing regulations in many markets, including the Veterinary Feed Directive, as well as changing market demand and Elanco's tiered-approach to antibiotic stewardship, which included removing growth promotion from labels and requiring veterinary oversight in the U.S. and other markets. Globally, during 2018, Elanco's revenue from shared-class antibiotics declined 2%, excluding the impact of foreign exchange, and represented 12% (4% from sales in the U.S. and 8% from sales outside the U.S.) of total revenue, down from 16% in 2015. From 2015 to 2018, Elanco's revenue from animal-only antibiotics grew at a CAGR of 5%, excluding the impact of foreign exchange, driven by sales outside the U.S., which offset a slight decline in the U.S. Globally, during 2018, Elanco's revenue from animal-only antibiotics grew 8%, excluding the impact of foreign exchange, and represented 25% of total revenue, up from 23% in 2015. In 2018, 87% of Elanco's revenue from animal-only antibiotics resulted from the sale of ionophores. Ionophores are a special class of animal-only antimicrobials, and because of their animal-only designation, mode of action and spectrum of activity, their use has not to date been impacted by regulations or changing market demand in many markets outside of the U.S.

          The impact of changes in regulations and market preferences regarding the use of antibiotics in food animals could have a material adverse effect on Elanco's business, financial condition and results of operations. If there is an increased public perception that consumption of food derived from animals that utilize Elanco's products poses a risk to human health, there may be a further decline in the production of those food products and, in turn, demand for Elanco's products. In addition, antibiotic resistance concerns will likely result in additional restrictions or bans, expanded regulations or public pressure to further reduce the use of antibiotics in food animals, increased demand for antibiotic-free protein, or changes in the market acceptance or regulatory treatment of ionophores, any of which could materially adversely affect Elanco's business, financial condition and results of operations.

          In addition, Elanco's revenue has been impacted by regulatory changes in China and other markets restricting the use of productivity products, such as those containing ractopamine in food animals. This has resulted in many U.S. food producers who access such markets eliminating their use of ractopamine. Elanco's FA Ruminants & Swine products Optaflexx and Paylean contain ractopamine. If more producers decide to access such markets or additional markets restrict the use of ractopamine or other productivity products, Elanco's business, financial condition and results of operations could be materially adversely affected.

Generic products may be viewed as more cost-effective than Elanco's products.

          Elanco faces competition from products produced by other companies, including generic alternatives to Elanco's products. Elanco depends on patents and regulatory data exclusivity periods to provide it with exclusive marketing rights for some of its products. Patents for individual products expire at different times based on the date of the patent filing (or sometimes the date of patent grant) and the legal term of patents in the jurisdictions where such patents are obtained. The extent of protection afforded by Elanco's patents varies from jurisdiction to jurisdiction and is limited by the scope of the claimed subject matter of its patents, the term of the patent and the availability and enforcement of legal remedies in the applicable jurisdiction. In 2018, approximately 72% of Elanco's revenue was from products that did not have patent protection, including revenue from some of its top products such as Rumensin, Maxiban, Denagard and Tylan Premix. Other products are protected by patents that expire over the next several years. For example, certain patents related to Trifexis expire as early as 2020 in the U.S., 2021 in Japan and 2025 in European territories. As the patents for a brand name product expire, competitors may begin to introduce generic or other alternatives, and as a result, Elanco may face competition from lower-priced alternatives to many of its products. For example, Elanco has experienced significant competitive headwinds from generic ractopamine in the U.S. In the third quarter of 2013, a large established animal health company received U.S. approval for generic ractopamine. U.S. revenue from Optaflexx, Elanco's ractopamine beef product, has declined at a CAGR of 24% from 2015 to 2018 as a result of generic competition and international regulatory restrictions. Elanco may face similar competition in the future for existing products that do not benefit from exclusivity, including Rumensin, which has not benefitted from patent protection in the U.S. for over 20 years, or for existing products with material patents expiring in the future. See "Business of Elanco — Intellectual Property."

          Generic competitors are becoming more aggressive in terms of launching products before patent rights expire, and, because of attractive pricing, sales of generic products are an increasing percentage of overall animal health sales in certain regions. Although the impact of generic competition in the animal health industry to date has not typically mirrored that seen in human health, product pricing and the impact of generic competition in the future may more closely mirror human health as a result of changes in industry dynamics, such as channel expansion, consolidation, an increase in the availability and use of pet insurance and the potential for generic competition by established animal health businesses. If animal health customers increase their use of new or existing generic products, Elanco's business, financial condition and results of operations could be materially adversely affected.

Elanco may not successfully implement its business strategies or achieve targeted cost efficiencies and gross margin improvements.

          Elanco is pursuing strategic initiatives that management considers critical to its long-term success, including, but not limited to: improving manufacturing processes, reducing its manufacturing footprint, achieving lean initiatives, consolidating its CMO network, strategically insourcing projects, pursuing cost savings opportunities with respect to raw materials through a new procurement process and improving the productivity of its sales force. Elanco may pursue additional strategic initiatives in the future to improve gross margins and achieve its targeted cost efficiencies. Elanco also has acquired or partnered with a number of smaller animal health businesses, and it intends to continue to do so in the future. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of Elanco's control. Accordingly, Elanco may not succeed in implementing these strategic initiatives. Realizing the anticipated benefits from these initiatives, if any benefits are achieved at all, may take several years. Elanco may be unable to achieve its targeted cost efficiencies and gross margin improvements. Additionally, Elanco may have insufficient access to capital to fund investments in strategic initiatives, or its business strategy may change from time to time, which could delay its ability to implement initiatives that it believes are important to its business.

Consolidation of Elanco's customers and distributors could negatively affect the pricing of its products.

          Third-party distributors, veterinarians and food animal producers are Elanco's primary customers. In recent years, there has been a trend towards the concentration of veterinarians in large clinics and hospitals. In addition, food animal producers, particularly swine and poultry producers, and Elanco's distributors have seen recent consolidation in their industries. Furthermore,

Elanco has seen the expansion of larger cross-border corporate customers and an increase in the consolidation of buying groups (cooperatives of veterinary practices that leverage volume to pursue discounts from manufacturers). The pace of consolidation and structure of markets varies greatly across geographies. If these trends towards consolidation continue, Elanco's customers could attempt to improve their profitability by leveraging their buying power to obtain favorable pricing. The resulting decrease in Elanco's prices could have a material adverse effect on its business, financial condition and results of operations.

An outbreak of infectious disease carried by food animals could negatively affect the demand for, and sale and production of, Elanco's food animal products.

          Sales of Elanco's food animal products could be materially adversely affected by the outbreak of disease carried by food animals, which could lead to the widespread death or precautionary destruction of food animals as well as the reduced consumption and demand for animal protein. In addition, outbreaks of disease carried by food animals may reduce regional or global sales of particular animal-derived food products or result in reduced exports of such products, either due to heightened export restrictions or import prohibitions, which may reduce demand for Elanco's food animal products due to reduced herd or flock sizes.

          In recent years, outbreaks of various diseases, including avian influenza, foot-and-mouth disease, bovine spongiform encephalopathy (otherwise known as BSE or "mad cow" disease) and porcine epidemic diarrhea virus (otherwise known as PEDV), have negatively impacted sales of Elanco's animal health products. The discovery of additional cases of any of these, or new, diseases may result in additional restrictions on animal protein, reduced herd or flock sizes, or reduced demand for animal protein, any of which may have a material adverse effect on Elanco's business, financial condition and results of operations. In addition, the outbreak of any highly contagious disease near Elanco's main production sites could require Elanco to immediately halt production of its products at such sites or force it to incur substantial expenses in procuring raw materials or products elsewhere.

Elanco's R&D, acquisition and licensing efforts may fail to generate new products or expand the use of its existing products.

          Elanco's future success depends on both its existing product portfolio and its pipeline of new products, including new products that it may develop through joint ventures and products that it is able to obtain through license or acquisition. Elanco commits substantial effort, funds and other resources to R&D, both through its own dedicated resources and through collaborations with third parties.

          Elanco may be unable to determine with accuracy when or whether any of its products now under development will be approved or launched, or it may be unable to develop, license or otherwise acquire product candidates or products. In addition, Elanco cannot predict whether any products, once launched, will be commercially successful or will achieve sales and revenue that are consistent with its expectations. The animal health industry is subject to regional and local trends and regulations and, as a result, products that are successful in some markets may not achieve similar success when introduced into other markets. Furthermore, the timing and cost of Elanco's R&D may increase, and Elanco's R&D may become less predictable as, among other things, regulations applicable to its industry may make it more time-consuming and/or costly to research, develop and register products. If Elanco is unable to generate new products or expand the use of its existing products, its business, financial condition and results of operations will be materially adversely affected. For example, between 2015 and 2017, prior to Elanco's February 2018 launch of Credelio in the U.S., it experienced an innovation lag in the companion animal parasiticide space. In the absence of a competitive combined oral flea and tick product, Elanco's U.S. companion animal parasiticide portfolio revenue declined 15% in 2017, excluding the impact on revenue resulting from a reduction in inventory levels within Elanco's distribution channel.

          In addition, some of Elanco's growth has occurred through Lilly's acquisitions, including Novartis Animal Health, Lohmann Animal Health, Janssen Animal Health and the BI Vetmedica U.S. vaccines portfolio. However, following the separation, Elanco no longer benefits from Lilly's scale, capital base and financial strength.

Elanco had losses in recent periods.

          In recent periods, Elanco has incurred net losses, as reported on a combined basis, including a net income (loss) for each of the years ended December 31, 2017 and 2016 of $(310.7) million and $(47.9) million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Elanco." Elanco could continue to incur asset impairment, restructuring and other special charges and could report losses in the future. Elanco also expects to continue to incur substantial expenditures to develop, manufacture and market its products and implement its business strategies. Elanco may encounter unforeseen expenses, difficulties, complications, delays, adverse events and other unknown factors that may materially adversely affect its business.

The misuse or off-label use of Elanco's products may harm its reputation or result in financial or other damages.

          Elanco's products have been approved for use under specific circumstances for the treatment of certain diseases and conditions in specific species. There may be increased risk of product liability claims if veterinarians, food animal producers, pet owners or others attempt to use Elanco's products off-label, including the use of its products in species (including humans) for which they have not been approved. Furthermore, the use of Elanco's products for indications other than those for which its products have been approved may not be effective, which could harm its reputation and lead to an increased risk of litigation. If Elanco is deemed by a governmental or regulatory agency to have engaged in the promotion of any of its products for off-label use, such agency could request that Elanco modify its training or promotional materials and practices, and Elanco could be subject to significant fines and penalties, and the imposition of these sanctions could also affect its reputation and position within the industry. Any of these events could materially adversely affect Elanco's business, financial condition and results of operations.

Animal health products are subject to unanticipated safety, quality or efficacy concerns, which may harm Elanco's reputation.

          Unanticipated safety, quality or efficacy concerns arise from time to time with respect to animal health products, whether or not scientifically or clinically supported, leading to product recalls, withdrawals or suspended or declining sales, as well as product liability and other claims.

          Regulatory actions based on these types of safety, quality or efficacy concerns could impact all, or a significant portion, of a product's sales and could, depending on the circumstances, materially adversely affect Elanco's results of operations.

          In addition, since Elanco depends on positive perceptions of the safety, quality and efficacy of its products, and animal health products generally, by food producers, veterinarians and pet owners, any concern as to the safety, quality or efficacy of Elanco's products, whether actual or perceived, may harm its reputation. These concerns and the related harm to Elanco's reputation could materially adversely affect its business, financial condition and results of operations, regardless of whether such reports are accurate.

Elanco's business may be negatively affected by weather conditions and the availability of natural resources.

          The animal health industry and demand for many of Elanco's products in a particular region are affected by weather conditions, varying weather patterns and weather-related pressures from pests, such as ticks. As a result, Elanco may experience regional and seasonal fluctuations in its results of operations.

          Food animal producers depend on the availability of natural resources, including large supplies of fresh water. Their animals' health and their ability to operate could be adversely affected if they experience a shortage of fresh water due to human population growth or floods, droughts or other weather conditions. In the event of adverse weather conditions or a shortage of fresh water, veterinarians or food animal producers may purchase less of Elanco's products.

          Further, heat waves may cause stress in animals and lead to increased vulnerability to disease, reduced fertility rates and reduced milk production. Droughts may threaten pasture and feed supplies by reducing the quality and amount of forage available to grazing livestock, while climate change may increase the prevalence of parasites and diseases that affect food animals. Adverse weather conditions may also have a material impact on the aquaculture business. Changes in water temperatures could affect the timing of reproduction and growth of various fish species, as well as trigger the outbreak of certain water borne diseases.

          In addition, veterinary hospitals and practitioners depend on visits from, and access to, the animals under their care. Veterinarians' patient volume and ability to operate could be adversely affected if they experience prolonged snow, ice or other severe weather conditions, particularly in regions not accustomed to sustained inclement weather.

Elanco may not be able to realize the expected benefits of its investments in emerging markets and is subject to certain risks due to its presence in emerging markets, including political or economic instability and failure to adequately comply with legal and regulatory requirements.

          Elanco has taken steps to increase its presence in select emerging markets, including by expanding its sales organization and product offerings in these markets. Failure to continue to maintain and expand Elanco's business in emerging markets could materially adversely affect its business, financial condition and results of operations.

          In addition, certain emerging markets have legal systems that are less developed. Other jurisdictions in which Elanco conducts business may have legal and regulatory regimes that differ materially from U.S. laws and regulations, are continuously evolving or do not include sufficient judicial or administrative guidance to interpret such laws and regulations. Compliance with diverse legal requirements is costly and time-consuming and requires significant resources. Violations or possible violations of applicable laws or regulations by Elanco's employees may result in investigation costs, potential penalties and other related costs which in turn could negatively affect its reputation and its results of operations.

          Some countries within emerging markets may be especially vulnerable to periods of local, regional or global economic, political or social instability or crisis. For example, Elanco's sales in certain emerging markets have suffered from extended periods of disruption due to natural disasters. Furthermore, Elanco has also experienced lower than expected sales in certain emerging markets due to local, regional and global restrictions on banking and commercial activities in those countries. In addition, certain emerging markets have currencies that fluctuate substantially, which may impact Elanco's financial performance. For these reasons, among others, doing business within emerging markets carries significant risks.

Modification of foreign trade policy may harm Elanco's food animal product customers.

          Changes in laws, agreements and policies governing foreign trade in the territories and countries where Elanco's customers do business could negatively impact such customers' businesses and adversely affect its results of operations. A number of Elanco's customers, particularly U.S.-based food animal producers, benefit from free trade agreements, such as the North American Free Trade Agreement ("NAFTA"). In November 2018, the U.S. negotiated a new trade deal with Canada and Mexico known as the United States-Mexico-Canada-Agreement ("USMCA"), aimed at re-negotiating and updating the terms of NAFTA. The USMCA still requires ratification by legislative bodies in all three countries before it can take effect. If the USMCA is not ratified and the U.S. were to withdraw from or materially modify NAFTA or other international trade agreements to which it is a party or if the U.S. were to engage in trade disputes or the imposition of tariffs, Elanco's customers could be harmed, and as a result, Elanco's business, financial condition and results of operations could be materially adversely affected.

Elanco's business is subject to risk based on global economic conditions.

          Macroeconomic business and financial disruptions could have a material adverse effect on Elanco's business, financial condition and results of operations. Certain of Elanco's customers and suppliers could be affected directly by an economic downturn and could face constraints on the availability of credit or decreased cash flow that could give rise to payment delays, increased credit risk, bankruptcies and other financial hardships that could decrease the demand for Elanco's products or hinder its ability to collect amounts due from its customers. If one or more of Elanco's large customers, including distributors, discontinues or modifies their relationship with it as a result of economic conditions or otherwise, its business, financial condition and results of operations may be materially adversely affected. In addition, economic concerns may cause some pet owners to forgo or defer visits to veterinary practices or could reduce their willingness to treat pet health conditions or to continue to own a pet. Furthermore, Elanco's exposure to credit and collectability risk is higher in certain international markets and its ability to mitigate such risks may be limited. Elanco's procedures intended to monitor and limit its exposure to credit and collectability risk may not effectively limit such risk and avoid losses.

Elanco's results of operations are dependent upon the success of its top products.

          If any of Elanco's top products experience issues, such as disruptive innovations or the introduction of more effective competitive products, negative publicity, changes to veterinarian or customer preferences, loss of patent protection, material product liability litigation, new or unexpected side effects, manufacturing disruptions and/or regulatory proceedings, its revenue could be negatively impacted, perhaps significantly. Elanco's top five products, Rumensin, Trifexis, Maxiban, Denagard and Interceptor Plus, contributed approximately 31% of its revenue in 2018. Any issues with these top products, particularly Rumensin, which contributed approximately 11% of Elanco's revenue in 2018, could have a material adverse effect on its business, financial condition and results of operations.

Elanco's business is subject to risk based on customer exposure to rising costs and reduced customer income.

          Feed, fuel, transportation and other key costs for food animal producers may increase or animal protein prices or sales may decrease. Either of these trends could cause deterioration in the financial condition of Elanco's food animal product customers, potentially inhibiting their ability to purchase its products or pay it for products delivered. Elanco's food animal product customers may offset rising costs by reducing spending on its food animal products, including by switching to lower-cost alternatives to its products. In addition, concerns about the financial resources of pet owners could cause veterinarians to alter their treatment recommendations in favor of lower-cost alternatives to Elanco's products, which could result in a decrease in sales of Elanco's companion animal products, especially in developed countries where there is a higher rate of pet ownership. Rising costs or reduced income for Elanco's customers could have a material adverse effect on its business, financial condition and results of operations.

For Elanco's companion animal products, increased use of alternative distribution channels, or changes within existing distribution channels, could negatively impact its market share, margins and distribution of its products.

          In most markets, pet owners typically purchase their animal health products directly from veterinarians. However, pet owners increasingly have the option to purchase animal health products from sources other than veterinarians, such as online retailers, "big-box" retail stores or other over-the-counter distribution channels. This trend has been demonstrated by the significant shift away from the veterinarian distribution channel in the sale of flea and tick products in recent years. Pet owners also could decrease their reliance on, and visits to, veterinarians as they rely more on internet-based animal health information. Because Elanco markets its companion animal prescription products primarily through the veterinarian distribution channel, any decrease in visits to veterinarians by pet owners could reduce its market share for such products and materially adversely affect its business, financial condition and results of operations. In addition, pet owners may substitute human health products for animal health products if human health products are deemed to be lower-cost alternatives.

          Legislation has also been proposed in the U.S., and may be proposed in the U.S. or abroad in the future, that could impact the distribution channels for Elanco's companion animal products. For example, such legislation may require veterinarians to provide pet owners with written prescriptions and disclosure that the pet owner may fill prescriptions through a third party, which may further reduce the number of pet owners who purchase their animal health products directly from veterinarians. Such requirements may lead to increased use of generic alternatives to Elanco's products or the increased substitution of its companion animal products with other animal health products or human health products if such other products are deemed to be lower-cost alternatives. Many states already have regulations requiring veterinarians to provide prescriptions to pet owners upon request and the American Veterinary Medical Association has long-standing policies in place to encourage this practice.

          Over time, these and other competitive conditions may increase Elanco's use of online retailers, "big-box" retail stores or other over-the-counter distribution channels to sell its companion animal products. Elanco may not be adequately prepared or able to distribute its companion animal products if an increased portion of its sales occurs through these channels. Also, Elanco may realize lower margins on sales through these distribution channels than it does on sales through veterinarians. Any of these events could materially adversely affect Elanco's business, financial condition and results of operations.

          In addition, if one or more of Elanco's companion animal distributors discontinues or modifies their relationship with it, Elanco's business, financial condition and results of operations may be materially adversely affected. For example, in 2017, a change in Elanco's U.S. inventory management practices resulted in a revenue lag as existing inventory was sold down, which management estimates decreased its revenue by approximately $35 million.

Loss of Elanco's executive officers or other key personnel could disrupt its operations.

          Elanco depends on the efforts of its executive officers and other key personnel. Elanco's executive officers and other key personnel are not currently, and are not expected to be, subject to non-compete provisions. In addition, Elanco has not entered into employment agreements with its executive officers or other key personnel. Any unplanned turnover or its failure to develop an adequate succession plan for one or more of its executive officer or other key personnel positions could deplete its institutional knowledge base and erode its competitive advantage. The loss or limited availability of the services of one or more of Elanco's executive officers or other key personnel, or its inability to recruit and retain qualified executive officers or other key personnel in the future, could, at least temporarily, have a material adverse effect on its business, financial condition and results of operations.

Elanco may be required to write down goodwill or identifiable intangible assets.

          Under U.S. GAAP, if Elanco determines goodwill or identifiable intangible assets are impaired, it will be required to write down these assets and record a non-cash impairment charge. As of December 31, 2018, Elanco had recorded on its balance sheet goodwill of $3.0 billion and identifiable intangible assets of $2.5 billion. Identifiable intangible assets consist primarily of marketed products acquired or licensed from third parties, licensed platform technologies that have alternative future uses in R&D, manufacturing technologies, and customer relationships from business combinations. Elanco also has indefinite-lived intangible assets, which consist of acquired in-process R&D projects from business combinations that are subject to impairment and non-cash impairment charges.

          Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events or new information may change management's valuation of an intangible asset in a short amount of time. The timing and amount of impairment charges recorded in Elanco's consolidated and combined statements of operations and write-downs recorded in its consolidated and combined balance sheets could vary if its management's conclusions change. Any impairment of goodwill or identifiable intangible assets could have a material adverse effect on Elanco's business, financial condition and results of operations.

As a standalone public company, Elanco may expend additional time and resources to comply with rules and regulations that did not previously apply to it, and failure to comply with such rules may lead investors to lose confidence in Elanco's financial data.

          As a standalone public company, Elanco is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations of the NYSE. Elanco has established all of the procedures and practices required as a subsidiary of Lilly, but it must continue to implement others as a separate, standalone public company. Continuing to establish and expand such procedures and practices will increase Elanco's legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on Elanco's personnel, systems and resources. Elanco is devoting and will continue to devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as Elanco's financial reporting obligations. As a result, Elanco has and will continue to incur significant legal, accounting and other expenses that it did not previously incur to comply with these rules and regulations. Furthermore, the need to establish the corporate infrastructure necessary for a standalone public company may divert some of Elanco management's attention from operating Elanco's business and implementing its strategy. However, the measures Elanco takes may not be sufficient to satisfy its obligations as a public company. In addition, Elanco cannot predict or estimate the amount of additional costs it may incur in order to comply with these requirements.

          Elanco has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations. In particular, as a public company, Elanco management is required to conduct an annual evaluation of Elanco's internal controls over financial reporting and include a report of management on Elanco's internal controls in its annual reports on Form 10-K. Under current rules, Elanco will be subject to these requirements beginning with its annual report on Form 10-K for the year ending December 31, 2019. In addition, Elanco will be required to have its independent registered public accounting firm attest to the effectiveness of Elanco's internal controls over financial reporting pursuant to Auditing Standard No. 5 beginning with Elanco's annual report on Form 10-K for the year ending December 31, 2019. If Elanco is unable to conclude that it has effective internal controls over financial reporting, or if Elanco's registered public accounting firm is unable to provide Elanco with an attestation and an unqualified report as to the effectiveness of Elanco's internal controls over financial reporting, investors could lose confidence in the reliability of Elanco's financial statements, which could result in a decrease in the value of its common stock.

Elanco's R&D relies on evaluations of animals, which may become subject to bans, additional restrictive regulations or increased attention from activism movements.

          As an animal health medicines and vaccines business, Elanco is required to evaluate the effect of its existing and new products in animals in order to register such products. Animal testing in certain industries has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to ban animal testing or encourage the adoption of new regulations applicable to animal testing. To the extent that the activities of such organizations and individuals are successful, Elanco's R&D, and by extension its business, financial condition and results of operations, could be materially adversely affected. In addition, negative publicity about Elanco or its industry could harm its reputation.

Manufacturing problems and capacity imbalances may cause product launch delays, inventory shortages, recalls or unanticipated costs.

          In order to sell its products, Elanco must be able to produce and ship sufficient quantities to its customers. Elanco owns and operates 12 internal manufacturing sites located in nine countries. Elanco also employs a network of approximately 100 third-party CMOs. Many of Elanco's products involve complex manufacturing processes and are sole-sourced from certain manufacturing sites.

          Minor deviations in Elanco's manufacturing or logistical processes, such as temperature excursions or improper package sealing, could result, and have in the past resulted in, delays, inventory shortages, unanticipated costs, product recalls, product liability and/or regulatory action. In addition, a number of factors could cause production interruptions, including:

  •
  the failure of Elanco or any of its vendors or suppliers, including logistical service providers, to comply with applicable regulations and quality assurance guidelines;

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  mislabeling;

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  construction delays;

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  equipment malfunctions;

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  shortages of materials;

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  labor problems;

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  natural disasters;

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  power outages;

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  criminal and terrorist activities;

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  changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in types of products produced, shipping distributions or physical limitations; and

  •
  the outbreak of any highly contagious diseases near Elanco's production sites.

          These interruptions could result in launch delays, inventory shortages, recalls, unanticipated costs or issues with Elanco's agreements under which it supplies third parties, which may materially adversely affect its business, financial condition and results of operations.

          Elanco's manufacturing network may be unable to meet the demand for its products or it may have excess capacity if demand for its products changes. The unpredictability of a product's regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites and shifting customer demand (including as a result of market conditions or entry of branded or generic competition) increase the potential for capacity imbalances. In addition, construction of sites is expensive, and Elanco's ability to recover costs will depend on the market acceptance and success of the products produced at the new sites, which is uncertain.

Elanco relies on third parties to provide it with materials and services and are subject to increased labor and material costs and potential disruptions in supply.

          The materials used to manufacture Elanco's products may be subject to availability constraints and price volatility caused by changes in demand, weather conditions, supply conditions, government regulations, economic climate and other factors. In addition, labor costs may be subject to volatility caused by the supply of labor, governmental regulations, economic climate and other factors. Increases in the demand for, availability or the price of, materials used to manufacture Elanco's products and increases in labor costs could increase the costs to manufacture its products, result in product delivery delays or shortages, and impact its ability to launch new products on a timely basis or at all. Elanco may not be able to pass all or a material portion of any higher material or labor costs on to its customers, which could materially adversely affect its business, financial condition and results of operations.

          Elanco may be unable to meet demand for certain of its products if any of its third-party suppliers cease or interrupt operations, fail to renew contracts with it or otherwise fail to meet their obligations to it.

Elanco may incur substantial costs and receive adverse outcomes in litigation and other legal matters.

          Elanco's business, financial condition and results of operations could be materially adversely affected by unfavorable results in pending or future litigation matters. These matters may include, among other things, allegations of violation of U.S. and foreign competition law, labor laws, consumer protection laws and environmental laws and regulations, as well as claims or litigation relating to product liability, intellectual property, securities, breach of contract and tort. In addition, changes in the interpretations of laws and regulations to which Elanco is subject, or in legal standards in one or more of the jurisdictions in which Elanco operates, could increase its exposure to liability. For example, in the U.S., attempts have been made to allow damages for emotional distress and pain and suffering in connection with the loss of, or injury to, a companion animal. If such attempts were successful, Elanco's exposure with respect to product liability claims could increase materially.

          Litigation matters, regardless of their merits or their ultimate outcomes, are costly, divert management's attention and may materially adversely affect Elanco's reputation and demand for its products. Elanco cannot predict with certainty the eventual outcome of pending or future litigation matters. An adverse outcome of litigation or legal matters could result in Elanco being responsible for significant damages. Any of these negative effects resulting from litigation matters could materially adversely affect Elanco's business, financial condition and results of operations.

Elanco's business is subject to substantial regulation.

          As a global company, Elanco is subject to various state, federal and international laws and regulations, including regulations relating to the development, quality assurance, manufacturing, importation, distribution, marketing and sale of its products. Changes in applicable federal, state, local and foreign laws and regulations could have a material adverse effect on Elanco's business, financial condition and results of operations. In addition, Elanco's manufacturing facilities, including the manufacturing facilities operated by its CMOs, are subject to periodic inspections by regulatory agencies. An inspection may report conditions or practices that indicate possible violations of regulatory requirements. Elanco's failure, or the failure of third parties it relies on, including CMOs, to comply with these regulatory requirements, allegations of such non-compliance or the discovery of previously unknown problems with a product or manufacturer could result in, among other things, inspection observation notices, warning letters or similar regulatory correspondence, fines, a partial or total shutdown of production in one or more of Elanco's facilities while an alleged violation is remediated, withdrawals or suspensions of current products from the market, and civil or criminal prosecution, as well as decreased sales as a result of negative publicity and product liability claims. Any one of these consequences could materially adversely affect Elanco's business, financial condition and results of operations.

          In addition, Elanco will not be able to market new products unless and until it has obtained all required regulatory approvals in each jurisdiction where it proposes to market those products. Even after a product reaches market, it may be subject to re-review and may lose its approvals. Elanco's failure to obtain approvals, delays in the approval process, or its failure to maintain approvals in any jurisdiction, may prevent it from selling products in that jurisdiction until approval or re-approval is obtained, if ever.

The illegal distribution and sale by third parties of counterfeit or illegally compounded versions of Elanco's products or of stolen, diverted or relabeled products could have a negative impact on Elanco's reputation and business.

          Third parties may illegally distribute and sell counterfeit or illegally compounded versions of Elanco's products that do not meet the exacting standards of Elanco's development, manufacturing and distribution processes. Counterfeit or illegally compounded medicines pose a significant risk to animal health and safety because of the conditions under which they may be manufactured and the lack of regulation of their contents. Counterfeit or illegally compounded products are frequently unsafe or ineffective and can be potentially life-threatening to animals. Elanco's reputation and business could suffer harm as a result of counterfeit or illegally compounded products which are alleged to be equivalent and/or which are sold under Elanco's brand name. In addition, products stolen or unlawfully diverted from inventory, warehouses, plants or while in transit, which are not properly stored or which have an expired shelf life and which have been repackaged or relabeled and which are sold through unauthorized channels, could adversely impact animal health and safety, Elanco's reputation and its business. Public loss of confidence in the integrity of vaccines and/or pharmaceutical products as a result of counterfeiting, illegal compounding or theft could have a material adverse effect on Elanco's business, financial condition and results of operations.

Elanco is subject to complex environmental, health and safety laws and regulations.

          Elanco is subject to various federal, state, local and foreign environmental, health and safety laws and regulations. These laws and regulations govern matters such as the emission and discharge of hazardous materials into the ground, air or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to and disposal of hazardous and biological materials, including recordkeeping, reporting and registration requirements; and the health and safety of Elanco's employees. Due to Elanco's operations, these laws and regulations also require it to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke Elanco's permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

          Given the nature of Elanco's business, it has incurred, is currently incurring and may in the future incur liabilities for the investigation and remediation of contaminated land under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or under other federal, state, local and foreign environmental cleanup laws, with respect to Elanco's current or former sites, adjacent or nearby third-party sites, or offsite disposal locations. Elanco could be subject to liability for the investigation and remediation of legacy environmental contamination caused by historical industrial activity on sites that it owns or on which it operates. The costs associated with future cleanup activities that Elanco may be required to conduct or finance could be material. Additionally, Elanco may become liable to third parties for damages, including personal injury, property damage and natural resource damages, resulting from the disposal or release of hazardous materials into the environment. Such liability could materially adversely affect Elanco's business, financial condition and results of operations.

          Furthermore, regulatory agencies are showing increasing concern over the impact of animal health products and food animal operations on the environment. This increased regulatory scrutiny has in the past and may in the future necessitate that additional time and resources be spent to address these concerns in both new and existing products.

          Elanco's failure to comply with the environmental, health and safety laws and regulations to which it is subject, including any permits issued thereunder, may result in environmental remediation costs, loss of permits, fines, penalties or other adverse governmental or private actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial measures. Elanco could also be held liable for any and all consequences arising out of human exposure to hazardous materials, environmental damage or significant environmental, health and safety issues that might arise at a manufacturing or R&D facility. Environmental laws and regulations are complex, change frequently, have tended to become more stringent and stringently enforced over time and may be subject to new interpretation. It is possible that Elanco's costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous materials could materially adversely affect its business, financial condition and results of operations.

The actual or purported intellectual property rights of third parties may negatively affect Elanco's business.

          A third party may sue Elanco, or its distributors or licensors, including Lilly, or otherwise make a claim, alleging infringement or other violation of such third-party's patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights. If Elanco, its distributors or licensors do not prevail in this type of litigation, Elanco may be required to:

  •
  pay monetary damages;

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  obtain a license in order to continue manufacturing or marketing the affected products, which may not be available on commercially reasonable terms, or at all; or

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  stop activities, including any commercial activities, relating to the affected products, which could include a recall of the affected products and/or a cessation of sales in the future.

          The costs of defending an intellectual property claim could be substantial and could materially adversely affect Elanco's business, financial condition and results of operations, even if Elanco successfully defends such claim. Moreover, even if Elanco believes that it does not infringe a validly existing third-party patent, Elanco may choose to license such patent, which would result in associated costs and obligations. Elanco may also incur costs in connection with an obligation to indemnify a distributor, licensor or other third party.

          The intellectual property positions of animal health medicines and vaccines businesses frequently involve complex legal and factual questions, and an issued patent does not guarantee Elanco the right to practice the patented technology or develop, manufacture or commercialize the patented product. For example, while Elanco generally enters into proprietary information agreements with its employees and third parties which assign intellectual property rights to Elanco, these agreements may not be honored or may not effectively assign intellectual property rights to Elanco under the local laws of some countries or jurisdictions. Elanco cannot be certain that a competitor or other third party does not have or will not obtain rights to intellectual property that may prevent Elanco from manufacturing, developing or marketing certain of its products, regardless of whether Elanco believes such intellectual property rights are valid and enforceable or it believes it would otherwise be able to develop a more commercially successful product, which may materially adversely affect its business, financial condition and results of operations.

If Elanco's intellectual property rights are challenged or circumvented, competitors may be able to take advantage of Elanco's research and development efforts or harm the value of Elanco's brands.

          Elanco's long-term success depends on its ability to market innovative, competitive products. Elanco relies and expects to continue to rely on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection, as well as confidentiality and license agreements with Elanco's employees and others, to protect its intellectual property and proprietary rights. If Elanco fails to obtain and maintain adequate intellectual property protection, it may not be able to prevent third parties from using its proprietary technologies or from marketing products that are very similar or identical to Elanco's.

          Elanco's currently pending or future patent applications may not result in issued patents, or be approved on a timely basis, if at all. Similarly, any term extensions that Elanco seeks may not be approved on a timely basis, if at all. In addition, Elanco's issued patents, or any patents that may issue in the future, may not contain claims sufficiently broad to protect it against third parties with similar technologies or products or provide it with any competitive advantage, including exclusivity in a particular product area.

          The validity and scope of Elanco's patent claims also may vary between countries, as individual countries have their own patent laws. For example, some countries only permit the issuance of patents covering a novel chemical compound itself, and its first use, and thus further methods of use for the same compound may not be patentable. The validity, enforceability, scope and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings that vary based on the local law of the relevant jurisdiction. Elanco's ability to enforce its patents also depends on the laws of individual countries and each country's practice with respect to enforcement of intellectual property rights. Patent protection must be obtained on a jurisdiction-by-jurisdiction basis, and Elanco only pursues patent protection in countries where it thinks it makes commercial sense for the given product. In addition, if Elanco is unable to maintain its existing license agreements or other agreements pursuant to which third parties grant it rights to intellectual property, including because such agreements terminate, Elanco's financial condition and results of operations could be materially adversely affected.

          Patent law reform in the U.S. and other countries may also weaken Elanco's ability to enforce its patent rights, or make such enforcement financially unattractive. For instance, in September 2011, the U.S. enacted the America Invents Act, which permits enhanced third-party actions for challenging patents and implements a first-to-invent system. These reforms could result in increased costs to protect Elanco's intellectual property or limit its ability to obtain and maintain patent protection for its products in these jurisdictions. Additionally, certain foreign governments have indicated that compulsory licenses to patents may be granted in the case of national emergencies, which could diminish or eliminate sales and profits from those regions and materially adversely affect Elanco's financial condition and results of operations.

          Elanco's trademarks and brands may provide it with a competitive advantage in the market as they may be known or trusted by consumers. In order to maintain the value of such brands, Elanco must be able to enforce and defend its trademarks. Elanco has pursued and will pursue the registration of trademarks and service marks in the U.S. and internationally; however, enforcing rights against those who knowingly or unknowingly dilute or infringe Elanco's brands can be difficult. Effective trademark, service mark, trade dress or related protections may not be available in every country in which Elanco's products and services are available. Enforcement is especially difficult in first-to-file countries where "trademark squatters" can prevent Elanco from obtaining adequate protections for its brands. There can be no assurance that the steps Elanco has taken and will take to protect its proprietary rights in its brands and trademarks will be adequate or that third parties will not infringe, dilute or misappropriate Elanco's brands, trademarks, trade dress or other similar proprietary rights.

          Many of Elanco's products are based on or incorporate proprietary information. Elanco actively seeks to protect its proprietary information, including its trade secrets and proprietary know-how, by generally requiring its employees, consultants, other advisors and other third parties to execute proprietary information and confidentiality agreements upon the commencement of their employment, engagement or other relationship. Despite these efforts and precautions, Elanco may be unable to prevent a third party from copying or otherwise obtaining and using its trade secrets or its other intellectual property without authorization and legal remedies may not adequately compensate it for the damages caused by such unauthorized use. Further, others may independently and lawfully develop substantially similar or identical products that circumvent Elanco's intellectual property by means of alternative designs or processes or otherwise.

Elanco could be subject to changes in its tax rates, the adoption of new U.S. or foreign tax legislation or exposure to additional tax liabilities.

          Elanco is subject to income taxes in the U.S. and numerous foreign jurisdictions. Changes in the relevant tax laws, regulations, administrative practices, principles and interpretations could adversely affect Elanco's future effective tax rates. The U.S. recently enacted tax reform legislation significantly revising U.S. tax law, and a number of other countries are actively considering or enacting tax changes. Other organizations, such as the Organisation for Economic Cooperation and Development and the European Commission, are also active concerning tax-related matters, which could influence international tax policy in countries in which Elanco operates. While outcomes of these initiatives continue to develop and remain uncertain, modifications to key elements of the U.S. or international tax framework could have a material adverse effect on Elanco's consolidated results of operations and cash flows.

          In December 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "2017 Tax Act"). The 2017 Tax Act included significant changes to the U.S. corporate income tax system, such as the reduction in the corporate income tax rate, transition to a modified territorial tax system, changes to business related exclusions, deductions and credits, and modifications to international tax provisions. The U.S. Treasury Department and the IRS began to issue major proposed regulations related to the 2017 Tax Act during the second half of 2018 and are expected to continue issuing such regulations through spring of 2019. The proposed regulations are generally subject to comment before being finalized; however, once finalized, these regulations may require Elanco to make adjustments, in particular, as a result of certain complex international provisions contained in the 2017 Tax Act. Such adjustments might materially impact Elanco's provision for income taxes and effective tax rate in the period in which the adjustments are made and could also impact Elanco's net income, earnings per share, consolidated cash flows and liquidity.

          In addition, Elanco's effective tax rate is subject to potential risks that various taxing authorities may challenge the pricing of Elanco's cross-border arrangements and subject Elanco to additional tax, adversely impacting Elanco's effective tax rate and its tax liability. Elanco is also subject to the examination of its tax returns and other tax matters by the Internal Revenue Service (the "IRS") and other tax authorities and governmental bodies. Elanco regularly assesses the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for taxes. There can be no assurance as to the outcome of these examinations. If Elanco's effective tax rates were to increase, particularly in the U.S. or other material foreign jurisdictions, or if the ultimate determination of Elanco's taxes owed is for an amount in excess of amounts previously accrued, Elanco's business, financial condition and results of operations could be materially adversely affected.

Significant portions of Elanco's operations are conducted in foreign jurisdictions, including jurisdictions presenting a high risk of bribery and corruption, and are subject to the economic, political, legal and business environments of the countries in which Elanco does business.

          Elanco's international operations could be limited or disrupted by any of the following:

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  volatility in the international financial markets;

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  compliance with governmental controls;

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  difficulties enforcing contractual and intellectual property rights;

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  parallel trade in Elanco's products (importation of Elanco's products from European Union ("EU") countries where Elanco's products are sold at lower prices into EU countries where the products are sold at higher prices);

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  compliance with a wide variety of laws and regulations, such as the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar non-U.S. laws and regulations;

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  compliance with foreign labor laws;

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  burdens to comply with multiple and potentially conflicting foreign laws and regulations, including those relating to environmental, health and safety requirements;

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  changes in laws, regulations, government controls or enforcement practices with respect to Elanco's business and the businesses of its customers, including the imposition of limits on its profitability;

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  political and social instability, including crime, civil disturbance, terrorist activities and armed conflicts;

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  trade restrictions and restrictions on direct investments by foreign entities, including restrictions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the EU, in relation to Elanco's products or the products of farmers and other customers;

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  government limitations on foreign ownership;

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  government takeover or nationalization of business;

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  changes in tax laws and tariffs;

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  imposition of anti-dumping and countervailing duties or other trade-related sanctions;

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  costs and difficulties and compliance risks in staffing, managing and monitoring international operations, including in the use of overseas third-party goods and service providers;

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  corruption risk inherent in business arrangements and regulatory contacts with foreign government entities;

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  longer payment cycles and increased exposure to counterparty risk; and

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  additional limitations on transferring personal information between countries or other restrictions on the processing of personal information.

          In addition, international transactions may involve increased financial and legal risks due to differing legal systems and customs. Compliance with these requirements may prohibit the import or export of certain products and technologies or may require Elanco to obtain a license before importing or exporting certain products or technologies. A failure to comply with any of these laws, regulations or requirements could result in civil or criminal legal proceedings, monetary or non-monetary penalties, or both, disruptions to Elanco's business, limitations on Elanco's ability to import and export products, and damage to Elanco's reputation. In addition, variations in the pricing of Elanco's products between jurisdictions may result in the unauthorized importation or unauthorized re-importation of its products between jurisdictions and may also result in the imposition of anti-dumping and countervailing duties or other trade-related sanctions. While the impact of these factors is difficult to predict, any of them could materially adversely affect Elanco's business, financial condition and results of operations.

          Further, changes in any of these laws, regulations or requirements, or the political environment in a particular country, may affect Elanco's ability to engage in business transactions in certain markets, including investment, procurement and repatriation of earnings.

Significant portions of Elanco's operations are conducted in Europe and could be impacted by the withdrawal of the United Kingdom ("UK") from the EU, commonly referred to as "Brexit."

          In June 2016, voters in the UK approved an advisory referendum to withdraw from the EU, commonly referred to as Brexit. On March 29, 2017, the UK Prime Minister formally notified the European Council of the UK's intention to withdraw from the EU under Article 50 of the Treaty of Lisbon. The notice began a two-year negotiation period to establish the withdrawal terms. The referendum and notice created political, regulatory and economic uncertainty, particularly in the UK and the EU, and this uncertainty may persist for years if the withdrawal becomes effective in March 2019 without clarification as to whether the UK will continue to be party to the EU Free Trade Agreements ("FTA") at the end of the negotiation period.

          Elanco's business is subject to substantial regulation. If the UK withdraws from the EU without an agreement and mutual recognition of the FTAs, Elanco may not be able to market certain products that entered the EU market following marketing authorization by UK authorities in all the nations that are parties to FTAs with the EU unless and until Elanco has obtained all required regulatory approvals in each jurisdiction where it proposes to market those products.

          In addition, the uncertainty related to Brexit has caused foreign exchange rate fluctuations in the past, including the strengthening of the U.S. dollar relative to the euro and British pound immediately following the announcement of Brexit. The implementation of, or further developments with respect to, Brexit could further impact foreign exchange rates, which could materially adversely affect Elanco's business, financial condition and results of operations.

          A withdrawal with no agreement in place could significantly disrupt the free movement of goods, services, and people between the UK and the EU, and result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe and declining gross domestic product in many European markets. The UK's vote to exit the EU could also result in similar referendums or votes in other European countries in which Elanco does business.

          If no agreement is reached at the end of the two-year negotiation period on March 29, 2019 and the UK's separation becomes effective, unless the remaining EU members unanimously agree to an extension, the uncertainty surrounding the terms of the UK's withdrawal and its consequences could adversely impact consumer and investor confidence, and could affect sales or regulation of Elanco's products. Any of these effects, among others, could materially adversely affect Elanco's business, financial condition and results of operations.

Foreign exchange rate fluctuations and potential currency controls affect Elanco's results of operations, as reported in its financial statements.

          Elanco conducts operations in many areas of the world, involving transactions denominated in a variety of currencies. In 2018, Elanco generated approximately 52% of its revenue in currencies other than the U.S. dollar, principally the euro, British pound, Brazilian real, Australian dollar, Japanese yen, Canadian dollar and Chinese yuan. Elanco is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenue. In addition, because Elanco's financial statements are reported in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on Elanco's results of operations.

          Elanco also faces risks arising from currency devaluations and the imposition of cash repatriation restrictions and exchange controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. Cash repatriation restrictions and exchange controls may limit Elanco's ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by Elanco's foreign subsidiaries or businesses located in or conducted within a country imposing restrictions or controls. While Elanco currently has no need, and does not intend, to repatriate or convert cash held in countries that have significant restrictions or controls in place, should Elanco need to do so to fund its operations, it may be unable to repatriate or convert such cash, or may be unable to do so without incurring substantial costs.

          Elanco also bears foreign exchange risk associated with the future cash settlement of an existing net investment hedge ("NIH"). In October 2018, Elanco entered into a fixed interest rate, 5-year, 750 million Swiss franc NIH against Swiss franc assets. The NIH is expected to generate approximately $25 million in cash and contra interest expense per year; however, there is potential for significant 2023 settlement exposure on the 750 million Swiss franc notional if the U.S. dollar devalues versus the Swiss franc.

Elanco depends on sophisticated information technology and infrastructure.

          Elanco relies on various information systems to manage its operations, and it increasingly depends on third parties to operate and support its information technology systems, including by way of virtual and cloud-based operations. These third parties include large established vendors as well as small, privately owned companies. Failure by any provider to adequately service Elanco's operations, or a change in control or insolvency of one or more providers, may materially adversely affect Elanco's business, financial condition and results of operations. Prior to the separation, Elanco relied on Lilly to negotiate and manage many of Elanco's relationships and contracts with these third parties.

          In connection with the IPO and the separation, Elanco substantially changed, and will continue to develop, a number of its business processes, including its financial reporting and supply chain processes and with respect to where and from whom it obtains information technology systems. In order to support the new business processes under the terms of Elanco's transitional services agreement with Lilly, Elanco will make significant configuration, process and data changes within many of the information technology systems it uses. If Elanco's information technology systems and processes are not sufficient to support Elanco's business and financial reporting functions, or if Elanco fails to properly implement its new business processes, Elanco's financial reporting may be delayed or inaccurate and, as a result, Elanco's business, financial condition and results of operations may be materially adversely affected. Even if Elanco is able to successfully configure and change its systems, all technology systems, even with implementation of security measures, are vulnerable to disability, failures or unauthorized access. If Elanco's information technology systems were to fail or be breached, this could materially adversely affect Elanco's reputation and its ability to perform critical business functions, and sensitive and confidential data could be compromised.

Breaches of Elanco's information technology systems or improper disclosure of confidential company or personal data could have a material adverse effect on Elanco's reputation and operations, or Elanco may fail to comply with privacy laws, regulations and its contractual obligations.

          Elanco relies on information technology systems to process, transmit and store electronic information in its day-to-day operations, including customer, employee and company data. The secure processing, maintenance and transmission of this information is critical to Elanco's operations and the legal environment surrounding information security, storage, use, processing, disclosure and privacy is demanding, with the frequent imposition of new and changing requirements. Elanco also stores certain information with third parties. Elanco's information systems and those of Elanco's third-party vendors are subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber- or phishing-attacks and also are vulnerable to an increasing threat of continually evolving cybersecurity risks and external hazards, as well as improper or inadvertent staff behavior, all of which could expose confidential company and personal data systems and information to security breaches. Any such breach could compromise Elanco's networks, and the information stored therein could be accessed, publicly disclosed, lost or stolen. Such attacks could result in Elanco's intellectual property and other confidential information being lost or stolen, disruption of Elanco's operations, and other negative consequences, such as increased costs for security measures or remediation costs, and diversion of management attention. Any actual or perceived access, disclosure or other loss of information or any significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or Elanco's failure to comply with federal, state, local and foreign privacy laws or contractual obligations with customers, vendors, payment processors and other third parties, could result in legal claims or proceedings, liability under laws or contracts that protect the privacy of personal information, regulatory penalties, disruption of Elanco's operations, and damage to Elanco's reputation, all of which could materially adversely affect Elanco's business, revenue and competitive position. While Elanco will continue to implement additional protective measures to reduce the risk of and detect cyber-incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Elanco's protective measures may not protect it against attacks and such attacks could have a significant impact on Elanco's business and reputation. In addition, prior to the separation, Elanco relied on Lilly for certain privacy and compliance functions and personnel and may experience difficulties maintaining and implementing all policies and practices following completion of the separation.

Increased regulation or decreased governmental financial support relating to the raising, processing or consumption of food animals could reduce demand for Elanco's food animal products.

          Companies in the food animal sector are subject to extensive and increasingly stringent regulations. See "Business of Elanco — Regulatory." If food animal producers are adversely affected by new regulations or changes to existing regulations, they may reduce herd or flock sizes or become less profitable and, as a result, they may reduce their use of Elanco's products, which may materially adversely affect Elanco's business, financial condition and results of operations. Also, many food animal producers benefit from governmental subsidies, and if such subsidies were to be reduced or eliminated, these companies may become less profitable and, as a result, may reduce their use of Elanco's food animal products. More stringent regulation of the food animal sector, including regarding the use of food animal products, could have a material adverse effect on Elanco's business, financial condition and results of operations.

Elanco's business could be materially adversely affected by labor disputes, strikes or work stoppages.

          Some of Elanco's employees are members of unions, works councils, trade associations or are otherwise subject to collective bargaining agreements in certain jurisdictions, including the U.S. As a result, Elanco is subject to the risk of labor disputes, strikes, work stoppages and other labor-relations matters. Elanco may be unable to negotiate new collective bargaining agreements on similar or more favorable terms and may experience work stoppages, higher ongoing labor costs or other labor problems in the future at its sites. Elanco may also experience difficulty or delays in implementing changes to its workforce in certain markets. These risks may be increased by the separation because Elanco will no longer be able to benefit from Lilly's prior relationships and negotiations relating to such agreements.

          Further, labor-related issues, including at Elanco's suppliers or CMOs, could cause a disruption of Elanco's operations, which could have a material adverse effect on its business, financial condition and results of operations, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages and reduced revenue and net income.

The anticipated benefits of the separation and the exchange offer may not be achieved.

          Elanco may not be able to achieve the full strategic and financial benefits expected to result from the separation and the exchange offer. Further, such benefits, if ultimately achieved, may be delayed. These benefits include the following:

  •
  improving strategic and operational flexibility and streamlining decision-making by providing the flexibility to implement Elanco's strategic plan and to respond more effectively to different customer needs and the changing economic and industry environment;

  •
  allowing Elanco to adopt the investment policy and dividend policy best suited to its financial profile and business needs, and allowing it to raise capital as an independent business;

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  creating an independent equity structure that makes possible future acquisitions utilizing Elanco's common stock as well as compensation arrangements; and

  •
  facilitating incentive compensation arrangements for employees more directly tied to the performance of Elanco's business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of Elanco's business.

          Elanco may not achieve the anticipated benefits of the separation and the exchange offer for a variety of reasons, which could materially adversely affect Elanco's business, financial condition and results of operations.

Elanco has underfunded pension plan liabilities. Elanco will require current and future operating cash flow to fund these shortfalls reducing the cash available for other uses.

          Elanco has certain defined benefit pension plans, predominantly outside of the U.S., that Elanco's employees participate in that are either dedicated to Elanco's employees or where the plan assets and liabilities that relate to Elanco's employees were legally required to transfer to Elanco at the time of the separation. The funded status and net periodic pension cost for these plans is materially affected by the discount rate used to measure pension obligations, the longevity and actuarial profile of Elanco's workforce, the level of plan assets available to fund those obligations and the actual and expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets or in a change in the expected rate of return on plan assets. As of December 31, 2018, for pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation was $229.2 million with plan assets of $124.1 million. Any changes in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of Elanco's pension plans as well as the net periodic pension cost in the following years. Similarly, changes in the expected return on plan assets can result in significant changes in the net periodic pension cost in the following years. The need to make additional cash contributions will divert resources from Elanco's operations and may have a material adverse effect on Elanco's business, financial condition and results of operations.

Risks Related to Elanco's Indebtedness

Elanco has substantial indebtedness.

          Elanco has a significant amount of indebtedness, which could materially adversely affect its business, financial condition and results of operations. As of December 31, 2018, Elanco has incurred approximately $2.5 billion aggregate principal amount of senior indebtedness, consisting of the Senior Notes and the Term Facility. Elanco has an additional $750 million of borrowing capacity ($1,000 million if certain conditions are met) under the Revolving Facility. See "The Transaction — Background of the Exchange Offer" and "Description of Certain Indebtedness of Elanco."

          Elanco may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments, acquisitions or for other purposes. If Elanco does so, the risks related to its high level of debt could intensify. Specifically, Elanco's high level of debt could have important consequences, including:

  •
  making it more difficult for Elanco to satisfy its obligations with respect to its debt;

  •
  limiting Elanco's ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements, including dividends;

  •
  increasing Elanco's vulnerability to general adverse economic and industry conditions;

  •
  exposing Elanco to the risk of increased interest rates as certain of its borrowings are and may in the future be at variable rates of interest;

  •
  limiting Elanco's flexibility in planning for and reacting to changes in the animal health industry;

  •
  impacting Elanco's effective tax rate; and

  •
  increasing Elanco's cost of borrowing.

Elanco may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

          Elanco's ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Elanco may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal and interest on its indebtedness.

          If Elanco's cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter its dividend policy, seek additional debt or equity capital or restructure or refinance its indebtedness. Elanco may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The instruments that will govern Elanco's indebtedness may restrict its ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Elanco may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

          In addition, Elanco conducts its operations through its subsidiaries. Accordingly, repayment of Elanco's indebtedness will depend on the generation of cash flow by its subsidiaries, including certain international subsidiaries, and their ability to make such cash available to Elanco, by dividend, debt repayment or otherwise. Elanco's subsidiaries may not have any obligation to pay amounts due on Elanco's indebtedness or to make funds available for that purpose. Elanco's subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable Elanco to make payments in respect of its indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit Elanco's ability to obtain cash from its subsidiaries. In the event that Elanco does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

          Elanco's inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, may materially adversely affect Elanco's business, financial condition and results of operations and its ability to satisfy its obligations under its indebtedness or pay dividends on its common stock.

Risks Related to Elanco's Relationship with Lilly

As a result of the separation, Elanco will lose Lilly's brand, reputation, capital base and other resources.

          Elanco believes its association with Lilly has contributed to Elanco's building relationships with Elanco's customers due to Lilly's globally recognized brand and perceived high-quality products. The separation could adversely affect Elanco's ability to attract and retain customers, which could result in reduced sales of its products.

          The loss of Lilly's scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with Elanco. In addition, Lilly's reduction of its ownership of Elanco could potentially cause some of Elanco's existing agreements and licenses to be terminated. Elanco cannot predict with certainty the effect that the separation will have on Elanco's business, Elanco's clients, vendors or other persons, or whether the Elanco brand will be accepted in the marketplace.

          Further, because Elanco has not operated as a standalone company in the past, it may have difficulty doing so. Elanco may need to acquire assets and resources in addition to those provided by Lilly, and in connection with the separation, may also face difficulty in separating Elanco's assets from Lilly's assets and integrating newly acquired assets into Elanco's business. Elanco's business, financial condition and results of operations could be materially adversely affected if it has difficulty operating as a standalone company, fails to acquire assets that prove to be important to Elanco's operations or incurs unexpected costs in separating its assets from Lilly's assets or integrating newly-acquired assets.

Lilly may compete with Elanco.

          Lilly is not restricted from competing with Elanco in the animal health business. Although Lilly has informed Elanco it has no current intention to compete with it in the animal health business, if Lilly in the future decides to engage in the type of business Elanco conducts, it may have a competitive advantage over Elanco, which may cause Elanco's business, financial condition and results of operations to be materially adversely affected.

Certain Elanco directors may have actual or potential conflicts of interest because of their positions with Lilly.

          A majority of Elanco's directors are employees of Lilly. Following the completion of the exchange offer, it is expected that each of these directors will resign from the Elanco board of directors and additional independent directors will be appointed. However, it is possible that the Elanco board of directors may determine that one or more of Lilly's officers or employees should continue to serve on the board of directors for a period of time following the completion of the exchange offer. In addition, new or continuing directors may own Lilly common stock or equity awards. For certain of these individuals, their holdings of Lilly common stock or equity awards may be significant compared to their total assets. Their position at Lilly and the ownership of any Lilly equity or equity awards create, or may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for Lilly than for Elanco. For example, these potential conflicts could arise, particularly if Lilly continues to own a substantial portion of Elanco common stock following the exchange offer, over matters such as the desirability of changes in Elanco's business and operations, funding and capital matters, regulatory matters, matters arising with respect to the master separation agreement and other agreements with Lilly relating to the separation or otherwise, employee retention or recruiting, or Elanco's dividend policy.

          Provisions relating to certain relationships and transactions in Elanco's amended and restated articles of incorporation address certain potential conflicts of interest between Elanco, on the one hand, and Lilly and its officers who are directors of Elanco, on the other hand. By becoming an Elanco shareholder, you will be deemed to have notice of and have consented to these provisions of Elanco's amended and restated articles of incorporation. Although these provisions are designed to resolve certain conflicts between Elanco and Lilly fairly, Elanco cannot assure you that any conflicts will be so resolved.

To preserve the tax-free treatment to Lilly and its shareholders of the exchange offer and certain related transactions, Elanco may not be able to engage in certain transactions.

          To preserve the tax-free treatment to Lilly and its shareholders of the exchange offer and certain related transactions, under the tax matters agreement, Elanco is restricted from taking any action that prevents such transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit Elanco's ability to pursue certain strategic transactions or engage in other transactions, including using Elanco's common stock to make acquisitions and in connection with equity capital market transactions that might increase the value of Elanco's business. See "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly — Tax Matters Agreement."

Lilly's rights as licensor under the intellectual property and technology license agreement could limit Elanco's ability to develop and commercialize certain products.

          Prior to the separation, Elanco had the ability to leverage certain of Lilly's intellectual property. As part of the separation, Elanco entered into an intellectual property and technology license agreement. Pursuant to the intellectual property and technology license agreement, Lilly licenses to Elanco certain of its intellectual property (excluding trademarks) related to the animal health business and also grants a license for Elanco to use Lilly's proprietary compound library for a period of two years plus up to three additional one-year periods, each such period to be granted under Lilly's sole discretion. If Elanco fails to comply with its obligations under this agreement and Lilly exercises its right to terminate it, Elanco's ability to continue to research, develop and commercialize products incorporating that intellectual property will be limited. In addition, this agreement includes limitations that affect Elanco's ability to develop and commercialize certain products, including in circumstances where Lilly has an interest in the licensed intellectual property in connection with its human health development programs. These limitations and termination rights may make it more difficult, time consuming or expensive for Elanco to develop and commercialize certain new products, or may result in Elanco's products being later to market than those of its competitors. For a summary description of the terms of the intellectual property and technology license agreement, see "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly — Intellectual Property and Technology License Agreement."

Elanco's historical consolidated and combined financial data is not necessarily representative of the results it would have achieved as a standalone company and may not be a reliable indicator of its future results.

          Elanco's historical consolidated and combined financial data included in this prospectus does not reflect the financial condition, results of operations or cash flows it would have achieved as a standalone company during the periods presented or those it will achieve in the future. This is primarily the result of the following factors:

  •
  Elanco's historical consolidated and combined financial data does not reflect the separation;

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  Elanco's historical consolidated and combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within Lilly, such as expenses for executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations that may be higher or lower than the comparable expenses Elanco would have actually incurred, or will incur in the future, as a standalone company;

  •
  Elanco's cost of debt and Elanco's capital structure is different from that reflected in its historical consolidated and combined financial statements;

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  significant increases may occur in Elanco's cost structure as a result of Elanco being a standalone public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and

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  loss of economies of scale as a result of Elanco no longer being a part of Lilly.

          Elanco's financial condition and future results of operations, after giving effect to the separation, will be materially different from amounts reflected in Elanco's historical consolidated and combined financial statements included in this prospectus. As a result of the separation, it may be difficult for investors to compare Elanco's future results to historical results or to evaluate Elanco's relative performance or trends in Elanco's business.

Elanco has incurred and will continue to incur significant charges in connection with the separation and incremental costs as a standalone public company.

          Elanco will need to replicate or replace certain functions, systems and infrastructure to which Elanco no longer has the same access after the separation. Elanco may also need to make investments or hire additional employees to operate without the same access to Lilly's existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than Elanco's estimate, and the timing of the incurrence of these costs is subject to change.

          Prior to the separation, Lilly performed or supported many important corporate functions for Elanco. Elanco's consolidated and combined financial statements reflect charges for these services on an allocated basis. Following the separation, many of these services are governed by Elanco's transitional services agreement with Lilly. Under the transitional services agreement Elanco is able to use these Lilly services for a fixed term established on a service-by-service basis. Partial reduction in the provision of any service or termination of a service prior to the expiration of the applicable fixed term requires Lilly's consent. In addition, either party is able to terminate the agreement due to a material breach of the other party, upon prior written notice, subject to limited cure periods or if the other party undergoes a change of control.

          Elanco pays Lilly mutually agreed-upon fees for these services, which are based on Lilly's costs (including third-party costs) of providing the services through March 31, 2021 and subject to a mark-up of 7% thereafter, with additional inflation-based escalation beginning January 1, 2022. However, since Elanco's transitional services agreement was negotiated in the context of a parent-subsidiary relationship, the terms of the agreement, including the fees charged for the services, may be higher or lower than those that would be agreed to by parties bargaining at arm's length for similar services and may be higher or lower than the costs reflected in the allocations in

Elanco's historical consolidated and combined financial statements. In addition, while these services are being provided to Elanco by Lilly, Elanco's operational flexibility to modify or implement changes with respect to such services or the amounts Elanco pays for them will be limited.

          Elanco may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that Elanco received from Lilly under the transitional services agreement. Additionally, after the transitional services agreement terminates, Elanco may be unable to sustain the services at the same levels or obtain the same benefits as when Elanco was receiving such services and benefits from Lilly. When Elanco begins to operate these functions separately, if Elanco does not have its own adequate systems and business functions in place, or is unable to obtain them from other providers, it may not be able to operate its business effectively or at comparable costs, and its profitability may decline. In addition, Elanco has historically received informal support from Lilly, which may not be addressed in the transitional services agreement. The level of this informal support may diminish or be eliminated in the future.

          In addition, Elanco's historical consolidated and combined financial statements include the attribution of certain assets and liabilities that historically have been held at the Lilly corporate level but which are specifically identifiable or attributable to the businesses that were transferred to Elanco in connection with the separation. The value of the assets and liabilities Elanco assumed in connection with the separation could ultimately be materially different than such attributions, which could have a material adverse effect on Elanco's financial condition.

Risks Related to Elanco Common Stock

The price of Elanco common stock may fluctuate substantially during and after the exchange offer period, and you could lose all or part of your investment in Elanco common stock as a result.

          Elanco common stock has a limited trading history and there may be wide fluctuations in the market value of Elanco common stock during and after the exchange offer period as a result of many factors. From its IPO through February 7, 2019, the sales price of Elanco common stock as reported by the NYSE has ranged from a low sales price of $28.00 on February 6, 2019 to a high sales price of $37.61 on September 27, 2018. Some factors that may cause the market price of Elanco common stock to fluctuate, in addition to the other risks mentioned in this prospectus, are:

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  Elanco's announcements or its competitors' announcements regarding new products, enhancements, significant contracts, acquisitions or strategic investments;

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  changes in earnings estimates or recommendations by securities analysts, if any, who cover Elanco's common stock;

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  failures to meet external expectations or management guidance;

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  fluctuations in Elanco's quarterly financial results or the quarterly financial results of companies perceived to be similar to Elanco;

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  changes in Elanco's capital structure or dividend policy, including as a result of the exchange offer, future issuances of securities, sales of large blocks of common stock by Elanco's shareholders, including Lilly, or Elanco's incurrence of additional debt;

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  reputational issues arising from, among other things, negative publicity about Elanco, its industry or personnel, including as a result of changing public attitudes regarding its products;

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  changes in general economic and market conditions in any of the regions in which Elanco conducts its business;

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  changes in industry conditions or perceptions;

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  changes in applicable laws, rules or regulations and other dynamics; and

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  announcements or actions taken by Lilly, if Lilly were to retain a significant portion of Elanco common stock following the exchange offer.

          In addition, if the market for stocks in Elanco's industry or related industries, or the stock market in general, experiences a loss of investor confidence, the trading price of Elanco's common stock could decline for reasons unrelated to Elanco's business, financial condition and results of operations. If any of the foregoing occurs, it could cause Elanco's stock price to fall and may expose it to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

The pro forma and non-GAAP financial measures included in this prospectus are presented for informational purposes only and may not be an indication of Elanco's financial condition or results of operations in the future.

          Elanco's unaudited pro forma condensed consolidated and combined statement of operations included in this prospectus are presented for information purposes only and are not necessarily indicative of what Elanco's actual financial condition or results of operations would have been had the Transactions been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Elanco's financial condition or results of operations. Accordingly, Elanco's financial condition and results of operations in the future may not be consistent with, or evident from, such pro forma financial information. The non-GAAP financial measures included in this prospectus, adjusted EBITDA and adjusted net income, include information that Elanco uses to evaluate its past performance, but you should not consider such information in isolation or as an alternative to measures of Elanco's performance determined under U.S. GAAP. For further information regarding such limitations, see "Summary — Selected Historical and Pro Forma Financial Data for Lilly and Elanco."

While Elanco currently intends to pay a quarterly cash dividend to its common shareholders, it may change its dividend policy at any time.

          Although Elanco currently intends to pay a quarterly cash dividend to its common shareholders, it has no obligation to do so, and its dividend policy may change at any time without notice to its shareholders. Elanco currently intends to pay a quarterly cash dividend on its common stock of approximately $0.06 per share commencing following the completion of the quarter during which Lilly no longer owns shares of Elanco common stock, subject to the discretion of Elanco's board of directors. Returns on your investment will primarily depend on the appreciation, if any, in the price of Elanco's common stock. Elanco anticipates that it will retain most of its future earnings, if any, for use in the development and expansion of its business, repayment of indebtedness and for general corporate purposes. The declaration and payment of dividends to holders of Elanco's common stock will be at the discretion of Elanco's board of directors in accordance with applicable law after taking into account various factors, including Elanco's financial condition, results of operations, current and anticipated cash needs, cash flows available in the U.S., impact on Elanco's effective tax rate, indebtedness, legal requirements and other factors that Elanco's board of directors deems relevant.

The distributions Elanco pays on its common stock may not qualify as dividends for U.S. federal income tax purposes, which could adversely affect the U.S. federal income tax consequences to you of owning Elanco's common stock.

          Generally, any distributions that Elanco makes to a shareholder with respect to its shares of Elanco's common stock will constitute a dividend for U.S. federal income tax purposes to the extent of Elanco's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Elanco's ability to generate earnings and profits, as determined for U.S. federal income tax purposes, in any future year is subject to a number of variables that are uncertain and difficult to predict.

          Generally, any distribution not constituting a dividend under the rules described above will be treated as first reducing your adjusted basis in your shares of Elanco's common stock and, to the extent that the distribution exceeds your adjusted basis in your shares of Elanco's common stock, as gain from the sale or exchange of such shares, and if you are a domestic corporation, you will not be entitled to claim, with respect to such non-dividend distribution, a "dividends-received" deduction, which generally applies to dividends received from other domestic corporations.

Applicable laws and regulations, provisions of Elanco's amended and restated articles of incorporation and Elanco's amended and restated bylaws and certain contractual rights granted to Lilly may discourage takeover attempts and business combinations that shareholders might consider in their best interests.

          Applicable laws, provisions of Elanco's amended and restated articles of incorporation and Elanco's amended and restated bylaws and, depending on the number of shares validly tendered and whether Lilly retains a significant portion of Elanco common stock, certain contractual rights granted to Lilly under the master separation agreement may delay, deter, prevent or render more difficult a takeover attempt that Elanco's shareholders might consider in their best interests. See "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly — Master Separation Agreement." For example, they may prevent Elanco's shareholders from receiving the benefit from any premium to the market price of Elanco's common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of Elanco's common stock if they are viewed as discouraging takeover attempts in the future.

          Elanco's amended and restated articles of incorporation and Elanco's amended and restated bylaws contain provisions that are intended to encourage prospective acquirers to negotiate with Elanco's board of directors rather than to attempt a hostile takeover, which could deter coercive takeover practices and inadequate takeover bids. These provisions provide for:

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  a board of directors divided into three classes with staggered terms;

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  advance notice requirements regarding how Elanco shareholders may present proposals or nominate directors for election at shareholder meetings (except for, depending on the number of shares validly tendered and whether Lilly retains a significant portion of Elanco common stock, Lilly's designation of persons for nomination by the board of directors);

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  the right of Elanco's board of directors to issue one or more series of preferred stock with such powers, rights and preferences as the board of directors shall determine;

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  only the board of directors being able to fill newly-created directorships or vacancies on Elanco's board of directors;

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  limitations on the ability of shareholders to call special meetings of shareholders and the requirement that all shareholder action be taken at a meeting rather than by written consent;

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  a two-thirds shareholder vote requirement to amend Elanco's amended and restated articles of incorporation;

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  the exclusive right of Elanco's board of directors to amend Elanco's amended and restated bylaws; and

  •
  the requirement that a 66 2/3% vote is necessary to remove directors.

          These limitations may adversely affect the prevailing market price and market for Elanco's common stock if they are viewed as limiting the liquidity of Elanco's stock or discouraging takeover attempts in the future.

Risks Related to the Exchange Offer

Your investment will be subject to different risks after the exchange offer regardless of whether you elect to participate in the exchange offer.

          Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender all, some or none of your shares of Lilly common stock.

  •
  If you exchange all of your shares of Lilly common stock and the exchange offer is not oversubscribed, then you will no longer have an ownership interest in Lilly, but instead will directly own only an interest in Elanco. As a result, your investment will be subject exclusively to risks associated with Elanco and not risks associated solely with Lilly.

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  If you exchange all of your shares of Lilly common stock and the exchange offer is oversubscribed, then the offer will be subject to the proration procedures described in this prospectus and, unless your odd-lot tender is not subject to proration, you will own a direct interest in both Lilly and Elanco. As a result, your investment will continue to be subject to risks associated with both Lilly and Elanco.

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  If you exchange some, but not all, of your shares of Lilly common stock, then regardless of whether the exchange offer is fully subscribed, the number of shares of Lilly common stock you own will decrease (unless you otherwise acquire shares of Lilly common stock), while the number of shares of Elanco common stock you own will increase. As a result, your investment will continue to be subject to risks associated with both Lilly and Elanco.

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  If you do not exchange any of your shares of Lilly common stock and the exchange offer is fully subscribed, then your ownership interest in Lilly will increase on a percentage basis, while your indirect ownership in Elanco will be eliminated (unless you otherwise own shares of Elanco common stock). As a result, your investment will be subject exclusively to risks associated with Lilly and not risks associated with Elanco because Lilly will no longer have an ownership interest in Elanco.

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  If you remain a shareholder of Lilly following the completion of the exchange offer, the exchange offer is not fully subscribed and Lilly conducts a pro rata spin-off, then you may receive shares of Elanco common stock (although you may instead receive only cash in lieu of a fractional share). As a result, your investment may be subject to risks associated with both Lilly and Elanco.

          Regardless of whether you tender your shares of Lilly common stock, the shares you hold after the completion of the exchange offer will reflect a different investment from the investment you previously held.

The exchange offer and related transactions will result in a substantial amount of Elanco common stock entering the market, which may adversely affect the market price of Elanco common stock.

          Immediately before the commencement of the exchange offer, Lilly owned 293,290,000 shares of Elanco common stock, representing 80.2% of Elanco's outstanding common stock. Assuming the completion of the exchange offer and that it is fully subscribed, Lilly will distribute 293,290,000 shares of Elanco common stock and all shares of Elanco common stock not held by Elanco's affiliates will be freely tradable. If the exchange offer is not fully subscribed, Lilly intends, from time to time, to complete subsequent exchange offers and/or a pro rata spin-off of its remaining interest in Elanco. The distribution of such a large number of shares of Elanco common stock in the exchange offer and any subsequent exchange offers or a distribution of Elanco common stock on a pro rata basis to Lilly shareholders could adversely affect the market price of Elanco common stock.

Following the completion of the exchange offer, the market price of shares of Lilly common stock and Elanco common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices.

          The common stock price history for shares of Lilly and Elanco may not provide investors with a meaningful basis for evaluating an investment in either company's common stock. Elanco has been a publicly traded company only since September 20, 2018. The prior performance of Lilly common stock and Elanco common stock may not be indicative of the performance of their common stock after the exchange offer. In addition, the indicative and final per-share values used in determining the exchange ratio may not be indicative of the prices at which Lilly common stock and Elanco common stock will trade after the exchange offer is completed.

Tendering Lilly shareholders may receive a reduced discount or may not receive any discount in the exchange offer.

          The exchange offer is designed to permit you to exchange your shares of Lilly common stock for shares of Elanco common stock at a 7% discount. Stated another way, subject to the limitations described below, for each $100 of your shares of Lilly common stock accepted in the exchange offer, you will receive approximately $107.53 of Elanco common stock based on the Average Lilly Price and the Average Elanco Price.

          The number of shares you can receive is, however, subject to an upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. The upper limit ensures that any unusual or unexpected decrease in the trading price of Elanco common stock, relative to the trading price of Lilly common stock, would not result in an unduly high number of shares of Elanco common stock being exchanged for each share of Lilly common stock accepted in the exchange offer. As a result, you may receive less than $107.53 of Elanco common stock for each $100 of Lilly common stock accepted in the exchange offer, depending on the Average Lilly Price and the Average Elanco Price. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of Elanco common stock relative to the trading price of shares of Lilly common stock, or if there is an increase of sufficient magnitude in the trading price for shares of Lilly common stock relative to the trading price for shares of Elanco common stock, you may not receive $107.53 of Elanco common stock for each $100 of Lilly common stock accepted, and could receive much less. In addition, there is no assurance that you will be able to sell shares of Elanco common stock received in the exchange offer at prices comparable to the Average Elanco Price.

          There may also be circumstances under which you would receive fewer shares of Elanco common stock than you would have received if the exchange ratio were determined using the closing prices for shares of Lilly common stock and Elanco common stock on the expiration date of the exchange offer. For example, if the trading price of shares of Lilly common stock were to increase during the last two days of the exchange offer, the Average Lilly Price would likely be lower than the closing price of shares of Lilly common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Elanco common stock for each $100 of Lilly common stock than you would have if the Average Lilly Price were calculated on the basis of the closing price of shares of Lilly common stock on the expiration date of the exchange offer or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of Elanco common stock were to decrease during the last two trading days of the exchange offer, the Average Elanco Price would likely be higher than the closing price of shares of Elanco common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Elanco common stock for each $100 of Lilly common stock than you would otherwise receive if the Average Elanco Price were calculated on the basis of the closing price of shares of Elanco common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer.

Participating Lilly shareholders will experience some delay in receiving shares of Elanco common stock (and cash in lieu of fractional shares of Elanco common stock, if any) for shares of Lilly common stock that are accepted in the exchange offer.

          Tendering Lilly shareholders whose shares of Lilly common stock have been accepted for exchange will not be able to sell the shares of Elanco common stock to be received until the distribution of shares of Elanco common stock to individual shareholders has been completed. Consequently, if the market price for shares of Elanco common stock should decrease or increase during that period, the relevant shareholder would not be able to stop any losses or recognize any gain by selling the shares of Elanco common stock. Similarly, you will not be able to invest cash in lieu of fractional shares of Elanco common stock, if any, until the distribution of such cash has been completed, and you will not receive interest payments for this time period.

Market prices for shares of Lilly common stock may be impacted by the exchange offer.

          Investors may purchase shares of Lilly common stock in order to participate in the exchange offer, which may have the effect of raising market prices for shares of Lilly common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for shares of Lilly common stock may decline because any exchange offer-related demand for shares of Lilly common stock will cease. In addition, following the completion of the exchange offer, the market prices for shares of Lilly common stock may decline because Lilly will no longer have any ownership interest in Elanco.

If the exchange offer is not fully subscribed, Lilly may continue to control Elanco, which could prevent Elanco shareholders from influencing significant decisions.

          Depending on the number of shares validly tendered, Lilly may be able to influence the outcome of certain corporate actions requiring the approval of Elanco's shareholders so long as it owns a significant portion of Elanco common stock and may retain certain rights pursuant to the master separation agreement. See "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly — Master Separation Agreement." In addition, if the exchange offer is not fully subscribed, and Lilly were to waive the minimum amount and continue to hold more than 50% of the outstanding Elanco common stock, then Elanco would continue to be considered a "controlled company" under NYSE rules. In such case, the typical independence requirements under the NYSE rules would not apply to Elanco.

The exchange offer could result in significant tax liability.

          The completion of the exchange offer is conditioned upon, among other things, the receipt by Lilly of the opinion of Skadden Arps, to the effect that the exchange offer will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code and that, for U.S. federal income tax purposes, except with respect to the receipt of cash in lieu of fractional shares, holders of Lilly common stock will recognize no gain or loss upon the receipt of shares of Elanco common stock in the exchange offer. A holder of Lilly common stock will generally recognize capital gain or loss with respect to cash received in lieu of a fractional share of Elanco common stock.

          The opinion of Skadden Arps will be based on the law in effect as of the time of the exchange offer and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Lilly and Elanco. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Lilly's business reasons for engaging in the exchange offer, the conduct of certain business activities by Lilly and Elanco, and the plans and intentions of Lilly and Elanco to continue conducting those business activities and not to materially modify their ownership or capital structure following the exchange offer. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion of Skadden Arps is based are materially different from the facts that exist at the time of the exchange offer, the conclusions reached in such opinion could be adversely affected.

          Lilly does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the exchange offer. The legal authorities upon which the opinion of Skadden Arps will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. The opinion will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge.

          If the exchange offer were determined not to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, each Lilly shareholder who receives shares of Elanco common stock in the exchange offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Elanco common stock received by the shareholder and its tax basis in the shares of Lilly common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Elanco common stock received by the shareholder.

          In addition, Lilly would generally recognize gain with respect to the transfer of Elanco common stock in the exchange offer, as well as with respect to the receipt of certain cash proceeds from Elanco in connection with the IPO.

          The exchange offer could be taxable to Lilly, but not its shareholders, if Elanco or its shareholders were to engage in certain transactions after the exchange offer is completed. In such cases, Elanco would be required to indemnify Lilly for any resulting taxes and related expenses, which amount could be material.

If there is a later determination that the exchange offer is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect or for any other reason, then Lilly and its shareholders could incur significant U.S. federal income tax liabilities, and Elanco could incur significant liabilities.

          The completion of the exchange offer is conditioned upon, among other things, the receipt by Lilly of the opinion of Skadden Arps, to the effect that the exchange offer will qualify as tax-free to Lilly and its shareholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, except with respect to the receipt of cash in lieu of a fractional share. The tax opinion will rely on certain facts, assumptions, representations and undertakings from Lilly and Elanco regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not otherwise satisfied, the conclusions reached in the opinion could be adversely affected and Lilly and its shareholders could be subject to significant tax liabilities. Furthermore, an opinion of counsel is not binding on the IRS or courts, and the IRS could determine on audit that the exchange offer is taxable if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of Lilly or Elanco after the exchange offer. Accordingly, no assurance can be given that the IRS will not challenge the conclusions set forth in the opinion or that a court would not sustain such a challenge. If the exchange offer is determined to be taxable for U.S. federal income tax purposes, Lilly and/or its shareholders could incur significant U.S. federal income tax liabilities, and Elanco could incur significant liabilities under applicable law or under the tax matters agreement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking" statements. Forward-looking statements reflect Elanco's and Lilly's, as the case may be, current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as "anticipate," "estimate," "expect," "intend," "project," "plan," "predict," "believe," "seek," "continue," "outlook," "may," "might," "should," "can have," "likely" or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events.

          In particular, forward-looking statements include statements relating to: the exchange offer and/or one or more subsequent additional distributions; the separation, the exchange offer and their expected benefits; applicable laws and regulations; provisions of Elanco's amended and restated articles of incorporation and amended and restated bylaws and certain contractual rights granted to Lilly may discourage takeover attempts and business combinations that shareholders might consider in their best interests; the exchange offer and related transactions will result in a substantial amount of Elanco common stock entering the market, which may adversely affect the market price of Elanco common stock; investments will be subject to different risks after the exchange offer; during and following the completion of the exchange offer, shares of Lilly common stock and Elanco common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices; tendering Lilly shareholders may receive a reduced discount or may not receive any discount in the exchange offer; participating Lilly shareholders may experience some delay in receiving shares of Elanco common stock (and cash in lieu of fractional shares of Elanco common stock, if any) for shares of Lilly common stock that are accepted in the exchange offer; market prices for shares of Lilly common stock may be impacted by the exchange offer; the separation and the exchange offer could result in significant tax liability; if there is a later determination that the separation or the exchange offer is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect for any other reason, then Lilly and its shareholders could incur significant U.S. federal income tax liabilities and Elanco could incur significant liabilities; Elanco's indebtedness and Elanco's ability to make interest and principal payments on its indebtedness; Elanco's ability to satisfy the covenants contained in its indebtedness; Elanco's ability to generate sufficient cash to service all of its indebtedness; future actions, business plans or prospects; prospective products, product approvals or products under development; R&D costs, timing and likelihood of success; success of acquisition and licensing efforts; future operating or financial performance; future results of current and anticipated products and services, strategies, sales efforts, expenses, production and cost efficiencies, and margin improvements; uncertainty and impact of Brexit; interest rates and foreign exchange rates; heightened competition, including from new innovation or generics; the impact of disruptive innovations and advances in veterinary medical practices, animal health technologies and product alternatives; changes in regulatory landscape; changing market demand; unanticipated safety, quality or efficacy concerns regarding Elanco products; growth in emerging markets; the outcome of contingencies, such as legal proceedings; dividend plans; Elanco's agreements with Lilly; Lilly's control of Elanco prior to the exchange offer and potential loss of control of Elanco after the completion of the exchange offer; Elanco's ability to operate as a standalone company after the exchange offer is completed; government regulation; changes in U.S. foreign trade policy, imposition of tariffs or trade disputes; weather conditions and availability of natural resources; impact of global macroeconomic conditions; and changes in financial results.

          Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Elanco or Lilly, and are potentially inaccurate assumptions. These matters involve risks and uncertainties as discussed in Lilly's periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC, as well as those issues and uncertainties described elsewhere in this prospectus, including in "Risk Factors." Many factors, including those set forth in "Risk Factors," could cause actual results to differ materially from such forward-looking statements. However, there may also be other risks that Elanco and Lilly are unable to predict at this time. If one or more of these risks or uncertainties materialize, or if management's underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement included in this prospectus. For these reasons, you should not rely on forward-looking statements, which speak only as of the date on which such statements are made.

          Elanco and Lilly undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the above to be a complete discussion of all potential risks or uncertainties. For additional information regarding risks and uncertainties faced by Elanco and Lilly, please read "Risk Factors" and "Incorporation by Reference."

 THE TRANSACTION

Background of the Exchange Offer

Separation

          On September 24, 2018, in connection with the completion of the IPO, Lilly transferred to Elanco substantially all of its animal health businesses in exchange for (i) all of the net proceeds ($1,659.7 million) Elanco received from the sale of its common stock in the IPO, including the net proceeds received as a result of the exercise in full of the underwriters' option to purchase additional shares, (ii) all of the net proceeds (approximately $2,000 million) Elanco received in the Senior Notes Offering (as defined below) and (iii) all of the net proceeds ($498.6 million) Elanco received from the entry into the Term Facility (as defined below). Following the IPO, Elanco made a payment to Lilly of $359.9 million pursuant to the terms of the master separation agreement, which required that Elanco pay additional amounts to Lilly to the extent that Elanco's total unrestricted cash for working capital and other general corporate purposes exceeded $300 million following the completion of the IPO. A portion of the total consideration to be paid to Lilly has been temporarily retained by Elanco as restricted cash in connection with the anticipated transfer to Elanco from Lilly of certain animal health assets in jurisdictions that will occur following the completion of the IPO and the exchange offer.

          Additionally, immediately prior to the completion of the IPO, Lilly and Elanco entered into certain agreements that provide a framework for Elanco's ongoing relationship with Lilly, which agreements will remain in effect following the completion of the exchange offer. The transactions to separate Elanco's business from Lilly, as described here and elsewhere in this prospectus, are referred to, collectively, as the "separation." For additional information regarding the separation transactions see Note 19: Related Party Agreements and Transactions to Elanco's consolidated and combined financial statements included elsewhere in this prospectus and for additional information regarding Elanco's agreements with Lilly, see "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly."

IPO

          On September 24, 2018, the initial public offering of 72,335,000 shares of Elanco common stock (including the exercise of the underwriters' option in full) at a price of $24.00 per share was completed (the "IPO"). As described above, Elanco did not retain any of the net proceeds from the IPO. Immediately following the IPO, there were 365,625,000 shares of Elanco common stock outstanding and Lilly retained 293,290,000 shares of Elanco common stock, representing an 80.2% ownership interest in Elanco.

Debt Transactions

          On August 28, 2018, Elanco issued $500 million aggregate principal amount of 3.912% Senior Notes due 2021, $750 million aggregate principal amount of 4.272% Senior Notes due 2023 and $750 million aggregate principal amount of 4.900% Senior Notes due 2028 (collectively, the "Senior Notes") in a private placement (the "Senior Notes Offering").

          On September 5, 2018, Elanco entered into (i) a revolving credit agreement for a five-year $750 million senior unsecured revolving credit facility with the ability (subject to certain conditions) to incur additional incremental commitments of up to $250 million (the "Revolving Facility") and (ii) a term credit agreement with a syndicate of banks providing for a three-year senior unsecured term credit facility in an amount of $500 million (the "Term Facility" and, together with the Revolving Facility, the "Credit Facilities"). The entry into the Credit Facilities and the Senior Notes Offering are referred to, together, as the "Debt Transactions."

          As described above, Elanco did not retain any of the net proceeds from the Debt Transactions.

          See "Description of Certain Indebtedness of Elanco" for more information on the Debt Transactions.

Reasons for the Exchange Offer

          Lilly has decided to commence the exchange offer to complete the separation of the Elanco animal health business from Lilly's human pharmaceutical businesses in a tax-efficient manner, with the goal of enhancing shareholder value and better positioning Lilly to focus on its human pharmaceutical business.

          Lilly believes that the separation and the exchange offer have the potential to, among other things, (a) create a fully independent company, Elanco, focused exclusively on the animal health business that can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling shareholder, (b) create a widely held, publicly traded equity security linked only to the performance of the animal health business, rather than Lilly's larger human pharmaceutical business, which can be used efficiently to attract, retain, and incentivize employees of the animal health business and to pursue attractive acquisition and capital raising opportunities, and (c) enhance the capital markets efficiency of Lilly common stock, which can be used in acquisitions and capital raising activities, by eliminating a non-core business which investors may not appropriately value when assessing Lilly's business operations.

          Neither Lilly nor Elanco can provide assurances that, following the exchange offer, any of these benefits will be realized to the extent anticipated or at all.

          The following reasons were considered by Lilly in making the determination to complete the separation of the Elanco animal health business from Lilly's human pharmaceutical businesses by means of the exchange offer:

  •
  The exchange offer, like a pro rata spin-off, is a tax-efficient way for Lilly to divest its interest in Elanco.

  •
  The exchange offer presents an opportunity for Lilly to quickly repurchase a large number of outstanding shares of Lilly common stock without reducing overall cash and financial flexibility.

  •
  The prevailing market price of Elanco common stock at the time of the commencement of the exchange offer reflects a substantial increase in value over the price offered to the public in the IPO in September 2018.

  •
  The exchange offer provides Lilly's shareholders with an opportunity to adjust their current Lilly investment between Lilly and Elanco on a tax-free basis for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share) and, accordingly, is an efficient means of placing Elanco common stock with only those Lilly shareholders who wish to directly own an interest in Elanco.

  •
  The exchange offer could present shareholders tendering shares of Lilly common stock with an opportunity to acquire shares of Elanco common stock at a discount to the then-prevailing market price.

  •
  The exchange offer presents more execution risk than a pro rata spin-off of Lilly's remaining interest in Elanco, and may require an extension of the exchange offer period and/or one or more subsequent additional distributions if the exchange offer is not fully subscribed.

  •
  The exchange offer will cause Lilly to incur certain incremental expenses relating to the exchange offer that it would not otherwise incur in connection with a pro rata spin-off of Lilly's remaining interest in Elanco.

Effects of the Exchange Offer

          Upon the completion of the exchange offer, Elanco's historical results will be shown in Lilly's financial statements as discontinued operations, and, in subsequent periods, Lilly's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco.

          Holders of Lilly common stock will be affected by the exchange offer as follows:

  •
  Holders who exchange all of their shares of Lilly common stock, if the exchange offer is not oversubscribed, will no longer have any ownership interest in Lilly but will instead directly own only an interest in Elanco. As a result, their investment will be subject exclusively to benefits and risks associated with Elanco and not benefits and risks associated solely with Lilly.

  •
  Holders who exchange all of their shares of Lilly common stock will, if the exchange offer is oversubscribed, be subject to proration and, unless their odd-lot tender is not subject to proration, will own an interest in both Lilly and Elanco. As a result, their investment will continue to be subject to benefits and risks associated with both Lilly and Elanco, though such holders may be subject to these benefits and risks to a different degree than prior to the exchange offer.

  •
  Holders who exchange some, but not all, of their shares of Lilly common stock, regardless of whether the exchange offer is fully subscribed, will own fewer shares of Lilly common stock and more shares of Elanco common stock than prior to the exchange offer, unless they otherwise acquire Lilly common stock. As a result, their investment will continue to be subject to benefits and risks associated with both Lilly and Elanco, though such holders may be subject to these benefits and risks to a different degree than prior to the exchange offer.

  •
  Holders who do not exchange any of their shares of Lilly common stock in the exchange offer will have an increased ownership interest in Lilly, on a percentage basis, and will have no indirect ownership interest in Elanco. As a result, their investment will be subject exclusively to benefits and risks associated with Lilly and not benefits and risks associated with Elanco because Lilly will no longer have an investment in Elanco.

  •
  Holders who remain shareholders of Lilly following the completion of the exchange offer may, if the exchange offer is not fully subscribed and if Lilly conducts a pro rata spin-off of its remaining interest in Elanco, receive shares of Elanco common stock (although such holders may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to benefits and risks associated with both Lilly and Elanco, though such holders may be subject to these benefits and risks to a different degree than prior to the exchange offer.

Elanco's Equity Capitalization

          Elanco had an equity capitalization of 365,643,991 shares of common stock as of February 5, 2019. Lilly currently beneficially owns 293,290,000 shares of Elanco common stock, representing approximately 80.2% of the outstanding shares of Elanco common stock.

No Appraisal Rights

          Appraisal is a statutory remedy under state law available to corporate shareholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting shareholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Lilly shareholders or Elanco shareholders in connection with the exchange offer.

Regulatory Approval

          Certain acquisitions of Elanco common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If a holder of Lilly common stock decides to participate in the exchange offer and consequently acquires enough shares of Elanco common stock to exceed the $84.4 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or associated regulations does not apply, Lilly and the holder will be required to make filings under the Hart-Scott-Rodino Act and the holder will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any shareholder or shareholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

          Apart from the registration of shares of Elanco common stock offered in the exchange offer under applicable securities laws and Lilly filing a Schedule TO with the SEC, Lilly does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the exchange offer.

Accounting Treatment

          The shares of Lilly common stock acquired by Lilly in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lilly common stock accepted in the exchange offer at its expiration. Any difference between the net book value of Elanco attributable to Lilly and the market value of the shares of Lilly common stock acquired at that date will be recognized by Lilly as a gain on disposal of discontinued operations net of any direct and incremental expenses of the exchange offer on the disposal of its Elanco common stock.

          The aggregate market value of Lilly's investment in 293,290,000 shares of Elanco common stock, based on the closing price of shares of Elanco common stock on February 7, 2019 of $29.50 per share, was approximately $8,652,055,000. Lilly expects to recognize a gain upon consummation of the exchange offer. The amount of the gain will be dependent upon the final exchange ratio and the value of Lilly common stock at the time the exchange offer is consummated. For example, if at the time Lilly completes the exchange offer, (i) the exchange offer is fully subscribed, (ii) the upper limit of 4.5262 shares of Elanco common stock exchanged for each share of Lilly common stock is in effect, and (iii) the market value of Lilly common stock is $117.50 per share (the last reported sales price on the NYSE on February 7, 2019), Lilly would recognize a gain of approximately $3,427.4 million in connection with the transaction, prior to estimated fees and expenses. A $1.00 increase in the per share market value of Lilly common stock in this example would increase the gain recognized by Lilly by approximately $64.8 million.

          At the completion of the exchange offer Lilly will no longer control Elanco. As a result, upon the completion of the exchange offer Elanco's historical results will be shown in Lilly's financial statements as discontinued operations, and, in subsequent periods, Lilly's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco.

          The exchange of shares of Elanco common stock for shares of Lilly common stock in the exchange offer, in and of itself, will not affect the financial condition or results of operations of Elanco.

Tax Treatment

          See "Material U.S. Federal Income Tax Consequences" for a discussion of the tax treatment of the exchange offer.

 THE EXCHANGE OFFER

Terms of the Exchange Offer

General

          Lilly is offering to exchange up to 293,290,000 shares of Elanco common stock which are owned by Lilly for outstanding shares of Lilly common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto), which are validly tendered by 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on March 8, 2019 or any later date to which the exchange offer is extended, is referred to in this prospectus as the "expiration date." You may tender all, some or none of your shares of Lilly common stock.

          The number of shares of Lilly common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Lilly common stock validly tendered and not validly withdrawn. The maximum number of shares of Lilly common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Elanco common stock held by Lilly divided by the final exchange ratio (which will be subject to the upper limit). Lilly's obligation to complete the exchange offer is subject to important conditions that are described in the section entitled "— Conditions to Completion of the Exchange Offer."

          For each share of Lilly common stock that you tender in the exchange offer and do not validly withdraw, and that is accepted by Lilly, you will receive a number of shares of Elanco common stock at a discount of approximately 7%, subject to an upper limit of 4.5262 shares of Elanco common stock per share of Lilly common stock. Stated another way, subject to the upper limit described below, for each $100 of Lilly common stock accepted in the exchange offer, you will receive approximately $107.53 of shares of Elanco common stock based on the Average Lilly Price and the Average Elanco Price, as determined by Lilly.

          The Average Lilly Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Lilly common stock on the NYSE during the Averaging Period, as determined by Lilly, and the Average Elanco Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Elanco common stock on the NYSE during the Averaging Period, as determined by Lilly, as more fully described below under "— Pricing Mechanism."

          The daily VWAP for shares of Lilly common stock or Elanco common stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages "LLY UN<Equity>AQR" with respect to Lilly common stock and "ELAN UN<Equity>AQR" with respect to Elanco common stock (or their equivalent successor pages if such pages are not available). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors' or other security holders' own calculations. Lilly will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.

          For purposes of the exchange offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 12:00 midnight, New York City time.

Upper Limit

          The number of shares of Elanco common stock that you can receive is subject to an upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Elanco common stock for each $100 of Lilly common stock that you tender based on the Average Lilly Price and Average Elanco Price, and you could receive much less. This upper limit represents a 12% discount for shares of Elanco common stock based on the closing prices of shares of Lilly common stock and Elanco common stock on February 7, 2019 (the trading day immediately preceding the date of the commencement of the exchange offer). Lilly set this upper limit to ensure that there would not be an unduly high number of shares of Elanco common stock being exchanged for each share of Lilly common stock accepted in the exchange offer.

Pricing Mechanism

          The terms of the exchange offer are designed to result in you receiving approximately $107.53 of Elanco common stock for each $100 of Lilly common stock validly tendered and accepted in the exchange offer based on the Average Lilly Price and the Average Elanco Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the exchange offer would always result in you receiving approximately $107.53 of Elanco common stock for each $100 of Lilly common stock, based on the Average Lilly Price and the Average Elanco Price, so long as the upper limit described above is not in effect.

          To illustrate, the number of shares of Elanco common stock you will receive for shares of Lilly common stock validly tendered and accepted in the exchange offer, and assuming no proration occurs, will be calculated as:

Number of shares of Elanco common stock	=	(a) number of shares of Lilly common stock validly tendered by you and accepted by Lilly	multiplied by	(b) the final exchange ratio

          The following formula will be used to calculate the final exchange ratio:

Final exchange ratio	= the lesser of:	(a) the Average Lilly Price divided by 93% of the Average Elanco Price	and	(b) 4.5262 (the upper limit)

          The Average Lilly Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Lilly common stock on the NYSE during the Averaging Period of three consecutive trading days (which, if the exchange offer is not extended or terminated, would be March 4, 5 and 6, 2019) ending on and including the second trading day preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). The Average Elanco Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Elanco common stock on the NYSE during the Averaging Period.

          The final exchange ratio, the daily VWAPs used to calculate the final exchange ratio, the Average Lilly Price and the Average Elanco Price will each be rounded to four decimals.

          To help illustrate the way these calculations work, below are two examples:

  •
  Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $119.2065 per share of Lilly common stock and $29.3636 per share of Elanco common stock, the upper limit of 4.5262 would not apply, and you would receive 4.3652 shares ($119.2065 divided by 93% of $29.3636) of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. In this example, the upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock would not apply.

  •
  Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $131.1272 per share of Lilly common stock and $29.3636 per share of Elanco common stock, the upper limit of 4.5262 would be in effect and you would only receive 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer because the upper limit is less than 4.8018 shares ($131.1272 divided by 93% of $29.3636) of Elanco common stock for each share of Lilly common stock.

          A website will be maintained at www.lillyexchangeoffer.com that will provide the daily VWAPs of both Lilly common stock and Elanco common stock during the exchange offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

          Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Lilly common stock and Elanco common stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

          During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Lilly Price and Average Elanco Price, as calculated by Lilly based on data reported by Bloomberg L.P. The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lilly common stock and Elanco common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for the first and second day of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lilly common stock validly tendered is in effect, will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019).

          Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAPs, as reported by Bloomberg L.P., may be different from other sources or investors' or other security holders' own calculations. Lilly will determine the simple arithmetic average of the VWAPs of each, and such determination will be final.

Final Exchange Ratio

          The final exchange ratio that shows the number of shares of Elanco common stock that you will receive for each share of Lilly common stock that you validly tendered and which is accepted in the exchange offer, including whether the upper limit on the number of shares that can be received for each share of Lilly common stock validly tendered is in effect, will be announced by press release and available at www.lillyexchangeoffer.com no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

          If a market disruption event occurs with respect to shares of Lilly common stock or Elanco common stock on any day during the Averaging Period, the simple arithmetic average stock price of Lilly common stock and Elanco common stock will be determined using the daily VWAPs of shares of Lilly common stock and Elanco common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Lilly decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, Lilly may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See "— Conditions to Completion of the Exchange Offer."

          A "market disruption event" with respect to either Lilly common stock or Elanco common stock means a suspension, absence or material limitation of trading of such stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Lilly common stock or Elanco common stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Lilly in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (i) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE; and (ii) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of similar scope as determined by Lilly or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

          Since the exchange offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019) and the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lilly common stock validly tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer, you will be able to tender or withdraw your shares of Lilly common stock after the final exchange ratio is determined until the exchange offer has expired. For more information on tendering and withdrawing your shares, see "— Procedures for Tendering" and "— Withdrawal Rights."

          For the purposes of illustration, the table below indicates the number of shares of Elanco common stock that you would receive per one share of Lilly common stock accepted in the exchange offer, calculated on the basis described under "— Pricing Mechanism" and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of shares of Lilly common stock and Elanco common stock during the assumed Averaging Period. The first line of the table below shows the indicative Average Lilly Price and the indicative Average Elanco Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on February 7, 2019, based on the daily VWAPs of shares of Lilly common stock and Elanco common stock on February 5, 6 and 7, 2019. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average Lilly Price and indicative Average Elanco Price based on changes relative to the values as of February 7, 2019.

Lilly common stock	Elanco common stock	Average Lilly Price	Average Elanco Price	Shares of Elanco common stock per share of Lilly common stock validly tendered	$ Amount of Elanco common stock per $100 of Lilly common stock

As of February 7, 2019	As of February 7, 2019	$119.2065	$29.3636	4.3652	107.53
Down 10%	Up 10%	$107.2859	$32.2999	3.5716	107.53
Down 10%	Unchanged	$107.2859	$29.3636	3.9287	107.53
Down 10%	Down 10%	$107.2859	$26.4272	4.3652	107.53
Unchanged	Up 10%	$119.2065	$32.2999	3.9684	107.53
Unchanged	Down 10%	$119.2065	$26.4272	4.5262	100.34	(1)
Up 10%	Up 10%	$131.1272	$32.2999	4.3652	107.53
Up 10%	Unchanged	$131.1272	$29.3636	4.5262	101.36	(2)
Up 10%	Down 10%	$131.1272	$26.4272	4.5262	91.22	(3)

(1)
In this scenario, the upper limit of 4.5262 is in effect. Absent the upper limit, the exchange ratio would have been 4.8503 shares of Elanco common stock per share of Lilly common stock validly tendered. In this scenario, Lilly would announce that the upper limit on the number of shares of Elanco common stock that can be received for each share of Lilly common stock validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019).
(2)
In this scenario, the upper limit of 4.5262 is in effect. Absent the upper limit, the exchange ratio would have been 4.8018 shares of Elanco common stock per share of Lilly common stock validly tendered. In this scenario, Lilly would announce that the upper limit on the number of shares of Elanco common stock that can be received for each share of Lilly common stock validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019).
(3)
In this scenario, the upper limit of 4.5262 is in effect. Absent the upper limit, the exchange ratio would have been 5.3353 shares of Elanco common stock per share of Lilly common stock validly tendered. In this scenario, Lilly would announce that the upper limit on the number of shares of Elanco common stock that can be received for each share of Lilly common stock validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019).

          If the trading price of shares of Lilly common stock were to increase during the last two trading days of the exchange offer period (which, if the exchange offer is not extended or terminated, would be March 7 and 8, 2019), the Average Lilly Price would likely be lower than the closing price of shares of Lilly common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Elanco common stock for each $100 of Lilly common stock that you validly tender and is accepted than you would have received if the Average Lilly Price were calculated on the basis of the closing price of shares of Lilly common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of shares of Elanco common stock were to decrease during the last two days of the exchange offer, the Average Elanco Price would likely be higher than the closing price of shares of Elanco common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Elanco common stock for each $100 of Lilly common stock than you would otherwise receive if the Average Elanco Price were calculated on the basis of the closing price of shares of Elanco common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer.

          The number of shares of Lilly common stock accepted by Lilly in the exchange offer may be subject to proration. Depending on the number of shares of Lilly common stock validly tendered, and not validly withdrawn, and the final exchange ratio, determined as described above, Lilly may have to limit the number of shares of Lilly common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under "— Proration; Odd-Lots."

          This prospectus and related documents are being sent to:

  •
  persons who directly held shares of Lilly common stock on February 6, 2019;

  •
  the plan administrator(s) for, and/or the trustee under, the Savings Plans, on behalf of the participants and their beneficiaries; and

  •
  brokers, banks and similar persons whose names or the names of whose nominees appear on Lilly's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Lilly common stock.

Proration; Odd-Lots

          If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019), Lilly shareholders have validly tendered more shares of Lilly common stock than Lilly is able to accept for exchange, Lilly will accept for exchange the shares of Lilly common stock validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of Lilly common stock to be accepted for exchange bears to the total number of shares of Lilly common stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Lilly common stock and subject to any adjustment necessary to ensure the exchange of all shares of Elanco common stock owned by Lilly), except for tenders of odd-lots, as described below.

          Except as otherwise provided in this section, beneficial holders of less than 100 shares of Lilly common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Lilly common stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Lilly common stock) will be subject to proration.

          Lilly will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). Upon determining the number of shares of Lilly common stock validly tendered for exchange, Lilly will announce the final results, including the final proration factor, if any.

          Any shares of Lilly common stock not accepted for exchange in the exchange offer as a result of proration will be returned to the tendering shareholder promptly after the expiration of the exchange offer in book-entry form to a direct registration account in the name of the registered holder maintained by Lilly's transfer agent.

Fractional Shares

          Fractional shares of Elanco common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the Lilly shareholders otherwise entitled to receive fractional shares of Elanco common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the shareholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with the shareholder's proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Elanco common stock. As a result, shareholders may not receive fractional share proceeds at the same time they receive shares of Elanco common stock.

          None of Lilly, Elanco, the exchange agent or any of the dealer managers or any other person will guarantee any minimum proceeds from the sale of fractional shares of Elanco common stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a shareholder who receives cash in lieu of a fractional share of Elanco common stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received is greater or less than the tax basis allocated to the fractional share. You are urged to read carefully the discussion in "Material U.S. Federal Income Tax Consequences" and to consult your own tax advisor regarding the consequences to you of the exchange offer.

          Holders who are tendering shares allocated to their Savings Plans accounts should note that their accounts do not hold fractional shares, given the unitized nature of the Savings Plans' stock funds, and such holders should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for more information.

Exchange of Shares of Lilly Common Stock

          Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of the extension or amendment), Lilly will accept for exchange, and will exchange, for shares of Elanco common stock owned by Lilly, the shares of Lilly common stock validly tendered, and not validly withdrawn, prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019), promptly after the expiration date of the exchange offer.

          The exchange of shares of Lilly common stock validly tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  (a)
  (i) share certificates representing all validly tendered shares of Lilly common stock (other than Direct Registration Shares), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Lilly common stock in the exchange agent's account at DTC, in each case pursuant to the procedures set forth in the section below entitled "— Procedures for Tendering;"

  (b)
  the letter of transmittal for shares of Lilly common stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent's message; and

  (c)
  any other required documents.

          For purposes of the exchange offer, Lilly will be deemed to have accepted for exchange, and thereby exchanged, shares of Lilly common stock validly tendered and not validly withdrawn if and when Lilly notifies the exchange agent of its acceptance of the tenders of those shares of Lilly common stock pursuant to the exchange offer.

          On or prior to the time of consummation of the exchange offer, Lilly will irrevocably deliver to the exchange agent Direct Registration Shares representing all of the shares of Elanco common stock outstanding owned by it, with irrevocable instructions to hold the shares of Elanco common stock in trust for Lilly shareholders whose shares of Lilly common stock are being accepted for exchange in the exchange offer. Elanco common stock and/or cash in lieu of fractional shares will be transferred to Lilly shareholders whose shares of Lilly common stock are accepted in the exchange offer promptly after the expiration of the exchange offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

Return of Shares of Lilly Common Stock

          If shares of Lilly common stock are delivered and not accepted due to proration or a partial tender, (i) certificated shares of Lilly common stock that were delivered will be returned in uncertificated book-entry form to be credited in book-entry form in a direct registration account in the name of the applicable holder maintained by Lilly's transfer agent, (ii) Direct Registration Shares of Lilly common stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Lilly common stock held through DTC will be credited back through DTC in book-entry form.

          If you validly withdraw your shares of Lilly common stock or the exchange offer is not completed, (i) certificated shares of Lilly common stock that were delivered will be returned, (ii) Direct Registration Shares of Lilly common stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Lilly common stock held through DTC will be credited back through DTC in book-entry form.

Procedures for Tendering

          Shares Held in Certificated Form.    If you hold certificates representing shares of Lilly common stock, you must deliver to the exchange agent at one of its addresses listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and the certificates representing the shares of Lilly common stock validly tendered.

          Shares Held in Book-Entry Direct Registration System.    If you hold Direct Registration Shares of Lilly common stock, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Since certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

          Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian or Similar Institution.    If you hold shares of Lilly common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of Lilly common stock. If that institution holds shares of Lilly common stock through DTC, it must notify DTC and cause it to transfer the shares into the exchange agent's account in accordance with DTC's procedures. The institution must also ensure that the exchange agent receives an agent's message from DTC confirming the book-entry transfer of your shares of Lilly common stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent's message, confirmation of a book-entry transfer into the exchange agent's account at DTC and any other required documents.

          The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Lilly common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Lilly may enforce that agreement against the participant.

          The exchange agent will establish an account at DTC with respect to the shares of Lilly common stock for purposes of the exchange offer, and any eligible institution that is a participant in DTC may make book-entry delivery of shares of Lilly common stock by causing DTC to transfer such shares into the exchange agent's account at DTC in accordance with DTC's procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.

          Shares Held in the Savings Plans.    Participants in the Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Lilly common stock held in these plans, but should instead use the exchange offer election form provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Lilly common stock allocated to their Savings Plan accounts, subject to any limitations set forth in the special instructions provided to them. Lilly and Elanco have been informed that instructions to tender or withdraw by participants in the Savings Plans must be made by a date that is earlier than the expiration date of the exchange offer, which will be specified in the special instructions sent by or on behalf of the applicable plan administrator.

          General Instructions.    Do not send letters of transmittal and certificates representing shares of Lilly common stock to Lilly, Elanco, the dealer managers or the information agent. Letters of transmittal for shares of Lilly common stock and certificates representing shares of Lilly common stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Lilly.

          Whether you tender certificated shares of Lilly common stock by delivery of certificates or uncertificated Direct Registration Shares, the exchange agent must receive the letter of transmittal and, if applicable, any certificates representing your shares of Lilly common stock pursuant to the method or methods set forth in the letter of transmittal prior to the expiration of the exchange offer. Note that for Direct Registration Shares, you do not need to deliver any certificates representing those shares because certificates are not issued for such shares. In the case of a book-entry transfer of shares of Lilly common stock through DTC, the exchange agent must receive the agent's message and confirmation of a book-entry transfer into the exchange agent's account at DTC prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019).

          Letters of transmittal for shares of Lilly common stock and certificates representing shares of Lilly common stock must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your shares of Lilly common stock.

          Signature Guarantees.    Signatures on all letters of transmittal for shares of Lilly common stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a "U.S. eligible institution"), except in cases in which shares of Lilly common stock are validly tendered either (1) by a registered shareholder (which term, for purposes of this document, will include any participant in DTC whose name appears on a security position listing as the owner of shares of Lilly common stock) who has not completed the "Special Transfer Instructions" enclosed with the letter of transmittal or (2) for the account of a U.S. eligible institution.

          If the certificates representing shares of Lilly common stock or Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or as reflected on the letter of transmittal accompanying the tender of Direct Registration Shares without alteration, enlargement or any change whatsoever, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

          Guaranteed Delivery Procedures.    If you wish to tender shares of Lilly common stock pursuant to the exchange offer but (1) your certificates are not immediately available, (2) the procedure for book-entry transfer cannot be completed on a timely basis or (3) time will not permit all required documents to reach the exchange agent on or before the expiration date of the exchange offer, you may still tender your shares of Lilly common stock, so long as all of the following conditions are satisfied:

  •
  you must make your tender by or through a U.S. eligible institution;

  •
  on or before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Lilly, in the manner provided below; and

  •
  by no later than 5:00 p.m., New York City time, on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1)(A) share certificates representing all validly tendered shares of Lilly common stock (other than Direct Registration Shares), in proper form for transfer or (B) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Lilly common stock in the exchange agent's account at DTC, (2) a letter of transmittal for shares of Lilly common stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent's message and (3) any other required documents.

          Registered shareholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of shares of Lilly common stock) may transmit the notice of guaranteed delivery by email transmission or mail it to the exchange agent. If you hold shares of Lilly common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, such institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, obtain a Medallion guarantee, in the form set forth in the notice of guaranteed delivery.

          Effect of Tenders.    A tender of shares of Lilly common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the exchange offer as well as your representation and warranty to Lilly that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Lilly common stock or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, Lilly will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; (3) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act as further explained below; (4) your participation in the exchange offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the exchange offer and the jurisdiction from which the tender is being made; and (5) for non-U.S. persons: you acknowledge that Lilly has advised you that it has not taken any action under the laws of any country outside the United States to qualify or otherwise facilitate a public offer to exchange Lilly common stock or Elanco common stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in Lilly common stock or Elanco common stock in your home country; that, if you are located outside the United States, your ability to tender Lilly common stock in the exchange offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the exchange offer without the need for Lilly or Elanco to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; that your participation in the exchange offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are resident or from which you are tendering your shares and in a manner that will not require Lilly or Elanco to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; and that Lilly will rely on your representations concerning the legality of your participation in the exchange offer in determining to accept any shares that you are tendering for exchange.

          It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Lilly common stock for such person's own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of Lilly common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Lilly common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

          The exchange of shares of Lilly common stock validly tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a)(i) share certificates representing all validly tendered shares of Lilly common stock (other than Direct Registration Shares), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Lilly common stock in the exchange agent's account at DTC; (b) a letter of transmittal for shares of Lilly common stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent's message; and (c) any other required documents.

          Appointment of Attorneys-in-Fact and Proxies.    By executing a letter of transmittal as set forth above, you irrevocably appoint Lilly's designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Lilly common stock validly tendered and accepted for exchange by Lilly and with respect to any and all other shares of Lilly common stock and other securities issued or issuable in respect of the shares of Lilly common stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that Lilly deposits the shares of Elanco common stock for the shares of Lilly common stock that you have validly tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the validly tendered shares of Lilly common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Lilly's designees will, with respect to the shares of Lilly common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Lilly reserves the right to require that, in order for shares of Lilly common stock to be deemed validly tendered, immediately upon Lilly's acceptance for exchange of those shares of Lilly common stock, Lilly must be able to exercise full voting rights with respect to such shares.

          Determination of Validity.    Lilly will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Lilly common stock, in Lilly's sole discretion, provided that Lilly may delegate such power in whole or in part to the exchange agent. Lilly reserves the absolute right to reject any and all tenders of shares of Lilly common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Lilly also reserves the absolute right to waive any of the conditions of the exchange offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for Elanco common stock to be distributed in the exchange offer), or any defect or irregularity in the tender of any shares of Lilly common stock. No tender of Lilly common stock is valid until all defects and irregularities in tenders of Lilly common stock have been cured or waived. None of Lilly, Elanco, the dealer managers, the exchange agent, the information agent or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any Lilly common stock or will incur any liability for failure to give any such notification. Lilly's interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.

          Binding Agreement.    The tender of shares of Lilly common stock pursuant to any of the procedures described above, together with Lilly's acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Lilly and you upon the terms of and subject to the conditions to the exchange offer.

          The method of delivery of share certificates of shares of Lilly common stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

  Partial Tenders

          If you tender fewer than all the shares of Lilly common stock evidenced by any share certificate you deliver to the exchange agent, then you must check the box labeled "Partial Tender" and fill in the number of shares that you are tendering in the space provided on the first page of the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. In those cases, promptly after the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019), the exchange agent will credit the remainder of the shares of Lilly common stock that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by Lilly's transfer agent, unless otherwise provided in "Special Transfer Instructions" or "Special Delivery Instructions" enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. Unless you indicate otherwise in your letter of transmittal, all Lilly common stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.

Treatment of Shares of Lilly Common Stock Held Under a Savings Plan

          Shares of Lilly common stock held for the account of participants in the Savings Plans are eligible for participation in the exchange offer. A Savings Plan participant may direct that all, some or none of the shares of Lilly common stock allocated to his or her Savings Plans account be exchanged, subject to the Savings Plan's rules for participating in the exchange offer.

          A Savings Plan's rules may be different than those described in this prospectus. For example, the process for submitting instructions to tender or withdraw the tender of Savings Plan shares may be different, and the deadline for receipt of such instructions may be earlier than the expiration date of the exchange offer (including any extensions thereof). Proceeds from the exchange offer may be provided to Savings Plan participants in the form of units of the Saving Plan's Elanco Stock Fund that contain a cash component. Such units may be credited later than described in this prospectus and may not be subject to the treatment of fractional shares as described in this prospectus. With respect to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico, shares of Elanco common stock will only be held for a limited duration (i.e., until on or about December 11, 2019), after which time investments in the saving plan's Elanco Stock Fund will be liquidated and reinvested in the investment fund designated as such savings plan's qualified default investment alternative (i.e., the appropriate target date portfolio based on the year you turn age 60). With respect to The Elanco US Inc. 401(k) Plan, whether or not a participant in such savings plan elects to participate in the exchange offer, shares of both Lilly common stock and Elanco common stock will be held for a limited duration (i.e., until on or about December 11, 2019), after which time investments in both the saving plan's Lilly Stock Fund and Elanco Stock Fund will be liquidated and reinvested in the investment fund designated as such saving plan's qualified default investment alternative. Savings Plan participants may face different risks than other participants in the exchange offer due to these different rules.

          The Savings Plans' rules are described in a separate notice, which will be made available to the Savings Plan participants. Savings Plan participants should consult this additional notice together with this prospectus in deciding whether or not to participate in the exchange offer with respect to their Savings Plan shares.

Lost or Destroyed Certificates

          If your certificate(s) representing shares of Lilly common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to follow the procedures for replacement set forth under the section entitled "Lost or Destroyed Certificate(s)" included in the letter of transmittal and the instructions related thereto. You may be required to pay a fee and to post a surety bond for your lost shares of Lilly common stock. Upon receipt of the completed applicable letter of transmittal with the required information and, if required, the surety bond payment and the service fee, your shares of Lilly common stock will be included in the exchange offer, subject to acceptance by Lilly.

Withdrawal Rights

          Shares of Lilly common stock validly tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019) and, unless Lilly has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once Lilly accepts shares of Lilly common stock pursuant to the exchange offer, your tender is irrevocable.

          For a withdrawal of shares of Lilly common stock to be effective, the exchange agent must receive from you a written notice of withdrawal or email transmission of notice of withdrawal, in the form of the notice of withdrawal provided by Lilly, at one of its addresses or the email address, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of Lilly common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

          If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Lilly common stock must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.

          If shares of Lilly common stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section entitled "— Procedures for Tendering," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with the procedures of DTC.

          If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

          Lilly will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Lilly may delegate such power in whole or in part to the exchange agent. None of Lilly, Elanco, any of the dealer managers, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determination may be challenged in a court of competent jurisdiction.

          Any shares of Lilly common stock validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer.

          However, you may re-tender withdrawn shares of Lilly common stock by following one of the procedures discussed in the section entitled "— Procedures for Tendering" at any time prior to the expiration of the exchange offer (or pursuant to the instructions sent to you separately).

          If you hold shares of Lilly common stock through the Savings Plans, you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares and you must deliver any required information in a timely manner in order for the tabulator for the Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the exchange offer is extended, any new plan participant withdrawal deadline established by the applicable plan administrator).

          Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined.    Subject to any extension of the exchange offer period, the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lilly common stock validly tendered is in effect, will be available by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). If you are a registered shareholder of Lilly common stock (which will include persons holding certificated shares or Direct Registration Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019), in the form of the notice of withdrawal provided by Lilly. Medallion guarantees will not be required for such withdrawal notices. If you hold Lilly common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer. Such notice of withdrawal must be in the form of DTC's notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

          Except for the withdrawal rights described above, any tender made under the exchange offer is irrevocable.

Delivery of Elanco Common Stock; Book-Entry Accounts

          Physical certificates representing shares of Elanco common stock will not be issued pursuant to the exchange offer. Rather than issuing physical certificates for such shares to tendering shareholders, the exchange agent will cause shares of Elanco common stock to be credited in book-entry form to direct registered accounts maintained by Elanco's transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Elanco's transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

          If shares of Elanco common stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, and/or shares of Lilly common stock not tendered or not accepted for exchange in the exchange offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in "Special Transfer Instructions" and "Special Delivery Instructions" enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part will need to be completed. Lilly has no obligation pursuant to such instructions to transfer any such shares from the name of the registered holder(s) thereof if Lilly does not accept any such shares for exchange. If no such instructions are given, all such shares not accepted for exchange in the exchange offer will be credited in book-entry form to the registered holders in a direct registered account maintained by Lilly's transfer agent.

          With respect to any shares tendered through DTC, a shareholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC's applicable procedures. If no such instructions are given, all such shares of Lilly common stock not accepted will be returned by crediting the same account at DTC as the account from which such shares of Lilly common stock were delivered.

Extension; Amendment

  Extension or Amendment by Lilly

          Lilly expressly reserves the right, in its sole discretion, for any reason, to extend the period of time during which the exchange offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of Lilly common stock validly tendered and not validly withdrawn in the exchange offer. For example, the exchange offer can be extended if any of the conditions to completion of the exchange offer described in the next section entitled "— Conditions to Completion of the Exchange Offer" are not satisfied or, where legally permitted, waived prior to the expiration of the exchange offer.

          Lilly expressly reserves the right, in its sole discretion, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer (which, if the exchange offer is not extended or terminated, would be March 8, 2019).

          If Lilly materially changes the terms of or information concerning the exchange offer, it will extend the exchange offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.

          As required by applicable law, the exchange offer will be extended so that it remains open for a minimum of ten business days following the applicable announcement if:

  •
  Lilly changes the method for calculating the number of shares of Elanco common stock offered in exchange for each share of Lilly common stock; and

  •
  the exchange offer is scheduled to expire within ten business days of announcing any such change.

          If Lilly extends the exchange offer, is delayed in accepting for exchange any shares of Lilly common stock or is unable to accept for exchange any shares of Lilly common stock under the exchange offer for any reason, then, without affecting Lilly's rights under the exchange offer, the exchange agent may retain on Lilly's behalf all shares of Lilly common stock tendered. These shares of Lilly common stock may not be withdrawn except as provided in the section entitled "— Withdrawal Rights."

          Lilly's reservation of the right to delay acceptance of any shares of Lilly common stock is subject to applicable law, which requires that Lilly pay the consideration offered or return the shares of Lilly common stock deposited promptly after the termination or withdrawal of the exchange offer.

          Lilly will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date of the exchange offer.

          Method of Public Announcement.    Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Lilly may choose to make any public announcement, Lilly assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to PR Newswire.

Conditions to Completion of the Exchange Offer

          Lilly will not be required to complete the exchange offer and may terminate the exchange offer unless at least 146,645,000 shares of Elanco common stock would be distributed in exchange for outstanding shares of Lilly common stock that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. This number of shares of Elanco common stock represented 50% of the outstanding shares of Elanco common stock held by Lilly as of February 7, 2019.

          In addition, Lilly will not be required to accept shares for exchange and may terminate the exchange offer if:

  •
  any condition or event occurs, or Lilly reasonably expects any condition or event to occur that Lilly reasonably believes would, or would be likely to, cause the exchange offer to be taxable to Lilly or its shareholders under U.S. federal income tax laws;

  •
  the opinion of counsel to the effect that, for U.S. federal income tax purposes, the exchange offer will qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, is not received or is withdrawn or otherwise ceases to be effective;

  •
  Lilly notifies Elanco that Lilly has received a written proposal for an unsolicited alternative transaction involving Elanco, directly or indirectly, that Lilly's board of directors reasonably determines, in its good faith judgment, to be in the best interests of its shareholders;

  •
  any of the following events occurs, or Lilly reasonably expects any of the following events to occur:

  •
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

  •
  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

  •
  a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

  •
  if any of the situations described in the immediately preceding three bullet points exists as of the date of the commencement of the exchange offer, the situation deteriorates materially;

  •
  a decline of at least 10% in the closing level of either the Dow Jones Industrial Average or the Standard & Poor's 500 Index from the closing level established on February 7, 2019;

  •
  a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Elanco, which in Lilly's reasonable judgment would impair the benefits of the exchange offer;

  •
  a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Lilly, which in Lilly's reasonable judgment would impair the benefits of the exchange offer;

  •
  any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the exchange offer;

  •
  any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Lilly and Elanco and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the exchange offer or materially impair the contemplated benefits of the exchange offer to Lilly or Elanco;

  •
  the registration statement on Form S-4 of which this prospectus is a part shall not have become effective under the Securities Act prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer;

    •
    any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

    •
    a market disruption event occurs with respect to Lilly common stock or Elanco common stock and such market disruption event has, in Lilly's reasonable judgment, impaired the benefits of the exchange offer.

          If any of the above events occurs and exists at the scheduled expiration date, Lilly may:

  •
  terminate the exchange offer and promptly return all tendered shares of Lilly common stock to tendering shareholders;

  •
  extend the exchange offer and, subject to the withdrawal rights described in "— Withdrawal Rights" above, retain all tendered shares of Lilly common stock until the extended exchange offer expires;

  •
  amend the terms of the exchange offer; and/or

  •
  waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Elanco common stock to be distributed in the exchange offer) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

          These conditions are for the sole benefit of Lilly. Except as described in the immediately preceding bullet point, Lilly may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Lilly's failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by Lilly at any time. However, all conditions to completion of the exchange offer must be satisfied or, where legally permitted, waived by Lilly before the expiration of the exchange offer. Any determination by Lilly concerning the conditions described above may be challenged in a court of competent jurisdiction.

          If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, Lilly will not accept any shares of Lilly common stock tendered and will not exchange shares of Elanco common stock for any shares of Lilly common stock.

Fees and Expenses

          Lilly has retained Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to act as dealer managers, Georgeson LLC to act as the information agent and Computershare Trust Company, N.A. to act as the exchange agent in connection with the exchange offer.

          The dealer managers, the information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

          Each of the dealer managers and their respective affiliates have in the past provided investment banking services to Lilly and Elanco and their respective affiliates, for which they have received customary compensation. Recently, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC served as joint lead book-running managers in the IPO. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint book-running managers in the Senior Notes Offering. An affiliate of J.P. Morgan Securities LLC acts as administrative agent and an affiliate of Goldman Sachs & Co. LLC acts as syndication agent, and those entities, as well affiliates of Morgan Stanley & Co. LLC, and/or their affiliates are or may be lenders, under Elanco's Credit Facilities. In the ordinary course of business, each of the dealer managers is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their respective trading and brokerage activities, each of the dealer managers and certain of their respective affiliates may from time to time hold positions of Lilly common stock and Elanco common stock in their respective proprietary accounts or those of their respective customers, and to the extent they hold shares of Lilly common stock in these accounts at the time of the exchange offer, each of the dealer managers and/or certain of their respective affiliates may tender these shares.

          For the purposes of U.S. securities laws, Lilly will be deemed to be an underwriter of the shares of Elanco common stock issued in the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

          Although Lilly may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Lilly common stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Lilly common stock are listed.

          Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Lilly has not taken any action under those non-U.S. regulations to qualify the exchange offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Lilly common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the exchange offer without the need for Lilly or Elanco to take any action to qualify or otherwise facilitate the exchange offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

          All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for Lilly or Elanco to take any action to facilitate a public offering in that country or otherwise. Lilly will rely on those representations and, unless the exchange offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

          Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lilly common stock or Elanco common stock that may apply in their home countries. Lilly, Elanco and the dealer managers cannot provide any assurance about whether such limitations exist.

 POTENTIAL ADDITIONAL DISTRIBUTION OF ELANCO COMMON STOCK

          Lilly has informed Elanco that, following the completion of the exchange offer, in the event that more than the minimum amount of shares are validly tendered but not enough shares of Lilly common stock are validly tendered to allow Lilly to exchange all of its shares of Elanco common stock, Lilly intends, from time to time, to conduct one or more additional exchange offers and/or a pro rata spin-off of its remaining interest in Elanco. In such event, Lilly and Elanco, as applicable, will file any documents required by U.S. securities laws in connection with such exchange offer or pro rata spin-off and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.

 ELI LILLY AND COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          Pursuant to the exchange offer, Lilly is offering to exchange up to an aggregate of 293,290,000 shares of Elanco common stock for outstanding shares of Lilly common stock that are validly tendered and not validly withdrawn. For each $100 of Lilly common stock accepted in the exchange offer, shareholders will receive approximately $107.53 of Elanco common stock, subject to an upper limit of 4.5262 shares of Elanco common stock per share of Lilly common stock accepted in the exchange offer. The exchange offer does not provide for a lower limit or minimum exchange ratio. Upon completion of the exchange offer, Elanco's historical results will be shown in Lilly's financial statements as discontinued operations, and, in subsequent periods, Lilly's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco.

          The following unaudited pro forma condensed consolidated statement of financial position of Lilly as of December 31, 2018 is presented as if the exchange offer, as described in the notes to these unaudited pro forma condensed consolidated financial statements, had occurred at December 31, 2018, assuming the exchange offer is completed and fully subscribed. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018 is presented as if such events had occurred on January 1, 2018. The unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of Lilly and Elanco for each period presented and, in the opinion of Lilly management, all adjustments and disclosures necessary for a fair presentation of the pro forma data have been made.

          These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial condition that would have been achieved had the exchange offer been completed as of the date indicated or of the results that may be obtained in the future. These unaudited pro forma condensed consolidated financial statements and the notes thereto should be read together with the following:

  •
  Lilly's consolidated financial statements and the notes thereto as of and for the year ended December 31, 2018, and Management's Discussion and Analysis included in Lilly's Annual Report on Form 10-K for the year ended December 31, 2018.

  •
  Elanco's consolidated and combined financial statements and the notes thereto as of and for the year ended December 31, 2018, which are included in this prospectus.

  •
  The section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Elanco" included in this prospectus.

ELI LILLY AND COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
AT DECEMBER 31, 2018

		Deconsolidation
	Lilly Historical			Effects of the Exchange	Lilly Pro Forma
		Elanco	Adjustments
	(In millions)
Assets:
Cash and cash equivalents	$7,998.2	$(474.8)	$(202.7)	—	$7,320.7
Short-term investments	88.2	—	—	—	88.2
Accounts receivable, net of allowances	5,246.5	(652.6)	—	—	4,593.9
Receivables from Elanco	—	—	268.7	—	268.7
Other receivables	958.4	(44.2)	—	—	914.2
Inventories	4,111.8	(1,013.7)	—	—	3,098.1
Prepaid expenses and other	2,146.5	(109.8)	—	—	2,036.7

Total current assets	20,549.6	(2,295.1)	66.0	—	18,320.5
Investments	2,020.7	(15.3)	—	—	2,005.4
Investment in Elanco	—	—	4,219.5	(4,219.5)	—
Goodwill	4,347.5	(2,958.0)	—		1,389.5
Other intangibles, net	3,521.0	(2,453.0)	—		1,068.0
Deferred tax assets	2,657.7	(35.6)	—		2,622.1
Sundry	1,892.4	(67.5)	—		1,824.9

Total other assets	14,439.3	(5,529.4)	4,219.5	(4,219.5)	8,909.9
Property and equipment, net	8,919.5	(923.4)	—	—	7,996.1

Total assets	$43,908.4	$(8,747.9)	$4,285.5	$(4,219.5)	$35,226.5

Liabilities and Equity:
Short-term borrowings and current maturities of long-term debt	$1,131.2	$(29.0)	—	—	$1,102.2
Accounts payable	1,412.3	(205.2)	—	—	1,207.1
Employee compensation	1,054.5	(98.9)	—	—	955.6
Sales rebates and discounts	5,021.9	(172.4)	—	—	4,849.5
Dividend payable	650.8	—	—	—	650.8
Income taxes payable	404.0	(10.6)	—	—	393.4
Other current liabilities	2,213.4	(189.4)	12.6	30.0	2,066.6

Total current liabilities	11,888.1	(705.5)	12.6	30.0	11,225.2
Long-term debt	11,639.7	2,443.3	—	—	9,196.4
Accrued retirement benefits	2,911.3	(109.1)	—	—	2,802.2
Long-term income taxes payable	3,724.6	(131.0)	—	—	3,593.6
Other noncurrent liabilities	2,835.6	(121.5)	—	—	2,714.1

Total other liabilities	21,111.2	(2,804.9)	—	—	18,306.3
Common stock	661.0	—	—	—	661.0
Additional paid-in capital	6,583.6	—	—	—	6,583.6
Retained earnings	11,395.9	—	—	3,645.1	15,041.0
Employee benefit trust	(3,013.2)	—	—	—	(3,013.2)
Accumulated other comprehensive loss	(5,729.2)	222.2	(177.5)	—	(5,684.5)
Cost of common stock in treasury	(69.4)	—	—	(7,894.6)	(7,964.0)
Other capital	—	(5,459.7)	5,459.7	—	—

Total Eli Lilly and Company shareholders' equity	9,828.7	(5,237.5)	5,282.2	(4,249.5)	5,623.9
Noncontrolling interest	1,080.4	—	(1,009.3)	—	71.1

Total equity	10,909.1	(5,237.5)	4,272.9	(4,249.5)	5,695.0
Total liabilities and equity	$43,908.4	$(8,747.9)	$4,285.5	$(4,219.5)	$35,226.5

See accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

ELI LILLY AND COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

	Lilly	Deconsolidation		Effects of the	Lilly

	Historical	Elanco	Adjustments	Exchange	Pro Forma

	(In millions)
Revenue	$24,555.7	$(3,066.8)	—	—	$21,488.9

Cost of sales	6,430.0	(1,778.1)	26.6	—	4,678.5
Research and development	5,307.1	(258.9)	3.0	—	5,051.2
Marketing, selling and administrative	6,631.8	(760.6)	103.9	—	5,975.1
Acquired in-process research and development	1,983.9	—	—	—	1,983.9
Asset impairment, restructuring and other special charges	482.0	(129.0)	(86.1)	—	266.9
Other — (income) expense, net	(74.8)	(26.1)	(44.8)	—	(145.7)

Costs, expenses, and other	20,760.0	(2,952.7)	2.6	—	17,809.9

Income before income taxes	3,795.7	(114.1)	(2.6)	—	3,679.0
Income taxes	563.7	(27.6)	10.3	—	546.4

Income (loss) from continuing operations	$3,232.0	$(86.5)	$(12.9)	—	$3,132.6

Per Share Amounts
Earnings (loss) from continuing operations
Basic earnings (loss) per share	$3.14				$3.26
Diluted earnings (loss) per share	$3.13				$3.24
Average equivalent shares (in millions)
Basic	1,027.7			67.2	960.5
Diluted	1,033.7			67.2	966.5

See accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

Notes to Eli Lilly and Company Unaudited Pro Forma Condensed Consolidated Financial Statements

(1) Deconsolidation of Elanco

          Prior to the completion of its IPO on September 24, 2018, Elanco was a wholly owned subsidiary of Lilly. Following the IPO, Lilly beneficially owns 293,290,000 shares of Elanco common stock in the aggregate, representing approximately 80.2% of the outstanding shares of Elanco common stock. In connection with the exchange offer, Lilly intends to divest its remaining interest in Elanco in a tax-efficient way.

          Following the completion of the exchange offer, Elanco's historical results will be shown, in Lilly's consolidated financial statements, as discontinued operations and, in subsequent periods, Lilly's consolidated financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Elanco. The deconsolidation adjustments reflect the reversal of the historical assets and liabilities and results of operations of Elanco that will no longer be reflected in Lilly's continuing operations financial statements and the reversal of consolidation entries and intercompany eliminations between Elanco and Lilly to present Elanco as an unconsolidated subsidiary. The pro forma income tax is calculated using the Lilly historical effective rate and may differ in Lilly's presentation of the continuing operations results post exchange.

(2) Exchange Offer of Elanco Common Stock

          These unaudited pro forma condensed consolidated financial statements assume an exchange ratio of 4.3652 shares of Elanco common stock for each share of Lilly common stock tendered, which represents the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on February 7, 2019, based on the VWAPs of Lilly common stock and Elanco common stock on February 5, 6 and 7, 2019. Such indicative exchange ratio is calculated as the Average Lilly Price of 119.2065 per share, divided by 93% of the Average Elanco Price of 29.3636 per share, reflecting a discount of 7%. The Average Lilly Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Lilly common stock on the NYSE during the Averaging Period, as determined by Lilly, and the Average Elanco Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Elanco common stock on the NYSE during the Averaging Period, as determined by Lilly.

          These unaudited pro forma condensed consolidated financial statements assume the exchange offer is fully subscribed, with 67,188,216 shares of Lilly common stock being exchanged for the 293,290,000 shares of Elanco common stock that are owned by Lilly in the aggregate.

Shares of Elanco common stock owned by Lilly (pro forma prior to the completion of the exchange offer)	293,290,000
Pro forma exchange ratio	4.3652
Pro forma total shares of Lilly common stock accepted	67,188,216

          The final exchange ratio will be determined based on the Average Lilly Price and the Average Elanco Price on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019), subject to an upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock tendered. The actual number of shares of Lilly common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Lilly common stock validly tendered and not validly withdrawn and the actual amount may differ materially from the pro forma total shares of Lilly common stock accepted set forth above. For example, assuming the upper limit is in effect at the expiration of the exchange offer and the exchange offer is fully subscribed, Lilly would acquire 64,798,286 shares of Lilly common stock.

          If Lilly does not exchange all of the shares of Elanco common stock it holds, Lilly intends, from time to time, to complete subsequent exchange offers and/or a pro rata spin-off of its remaining interest in Elanco.

          The shares of Lilly common stock acquired by Lilly in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lilly common stock accepted in the exchange offer at its expiration. Any difference between the net book value of Elanco attributable to Lilly and the market value of the shares of Lilly common stock acquired at that date will be recognized by Lilly as a gain on disposal of discontinued operations, net of any direct and incremental expenses of the exchange offer on the disposal of its Elanco common stock.

          The 67,188,216 shares of Lilly common stock assumed for the purposes of these pro formas to be acquired in the exchange offer have been reflected as treasury stock on the unaudited pro forma condensed consolidated statement of financial position. This transaction results in a pro forma one-time gain to Lilly estimated to be approximately $3,645.1 million calculated as follows:

(in millions)
Estimated fair value of Lilly common stock tendered (assuming 67,188,216 shares acquired at the Lilly closing price of $117.50 per share as of February 7, 2019)	$7,894.6
Lilly's carrying value in Elanco	(4,219.5)
Estimated transaction costs	(30.0)
Pro forma net gain on exchange offer of Elanco common stock	$3,645.1

          The pro forma net gain, which would be reflected in discontinued operations in Lilly's consolidated statement of operations, has not been reflected in the unaudited pro forma condensed consolidated statements of operations. The amount of the actual gain will be determined as of the expiration of the exchange offer and may differ materially from the pro forma net gain set forth above based on several factors, including the final exchange ratio, the value of Lilly's and Elanco's common stock and Lilly's carrying value of Elanco at the time the exchange offer is consummated.

          For example, assuming the upper limit is in effect at the expiration of the exchange offer (each share of Lilly common stock will be exchanged for 4.5262 shares of Elanco common stock), the exchange offer is fully subscribed, the market value of Lilly's common stock is $117.50 per share, and there is no change to any other assumptions presented in the gain calculation above, the fair value of Lilly common stock tendered would be $7,613.8 million and the pro forma net gain on the exchange offer of Elanco common stock would be approximately $3,364.3 million.

ELANCO ANIMAL HEALTH INCORPORATED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

          The following unaudited pro forma condensed consolidated and combined statement of operations should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Elanco" and Elanco's consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus.

          Elanco's unaudited pro forma condensed consolidated and combined statement of operations is based on and has been derived from Elanco's historical consolidated and combined financial statements included elsewhere in this prospectus.

          In management's opinion, the unaudited pro forma condensed consolidated and combined statement of operations reflect certain adjustments that are necessary to present fairly Elanco's unaudited pro forma condensed consolidated and combined results of operations for the period indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and (iii) expected to have a continuing impact on Elanco. The pro forma adjustments are based on assumptions that Elanco's management believes are reasonable given the best information currently available.

          The unaudited pro forma condensed consolidated and combined statement of operations is for illustrative and informational purposes only and is not intended to represent what Elanco's results of operations would have been had it operated as an independent, publicly traded company during the period presented or if the transactions described below had actually occurred as of the date indicated. The unaudited pro forma condensed consolidated and combined statement of operations also should not be considered indicative of Elanco's future results of operations as an independent, publicly traded company.

          The unaudited pro forma condensed consolidated and combined statement of operations give effect to the following transactions, which are referred to as the "Transactions," as if they each had occurred on January 1, 2018:

  •
  the impact of the Debt Transactions and the use of the proceeds therefrom.

          Due to local regulatory and operational requirements, in certain non-U.S. jurisdictions, the transfer of certain assets and liabilities of Lilly's animal health businesses have not legally occurred. Elanco has not adjusted the accompanying unaudited pro forma condensed consolidated and combined statement of operations for the potential impact of the delayed transfers because any impact of these transfers is not material to its unaudited pro forma condensed consolidated and combined statement of operations, individually or in the aggregate.

          Elanco's condensed consolidated and combined statement of operations includes expense allocations related to certain Lilly corporate functions prior to the IPO, including, but not limited to, executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to Elanco based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount or other measures. Elanco's management believes that this expense methodology, and the results thereof, is reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred if Elanco would have operated as an independent, publicly traded company for the entirety of the period presented. Lilly continues to provide Elanco with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees and Elanco expects to incur other costs to replace the services and resources that will not be provided by Lilly. Elanco will also continue to incur new costs relating to its public reporting and compliance obligations as an independent, publicly traded company. The accompanying unaudited pro forma condensed consolidated and combined statement of operations has not been adjusted for any change in such costs, as they are projected amounts based on estimates and are not factually supportable.

          The unaudited pro forma condensed consolidated and combined statement of operations excludes certain adjustments for non-recurring costs that Elanco has incurred or expects to incur related to the separation, including, among other things, the creation of a standalone infrastructure in areas such as information technology, facilities management, distribution, human resources, manufacturing, finance and other functions. Elanco currently estimates these costs in the aggregate to be in a range from $240 million to $290 million, of which a portion will be capitalized and the remainder will be expensed.

ELANCO ANIMAL HEALTH INCORPORATED UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

	Historical	Pro Forma Adjustments	Notes	Pro Forma

	(In millions, except per share data)
Revenue	$3,066.8	—		$3,066.8

Costs, expenses and other:
Cost of sales	1,573.8	—		1,573.8
Research and development	246.6	—		246.6
Marketing, selling and administrative	735.2	—		736.2
Amortization of intangible assets	197.4	—		197.4
Asset impairment, restructuring and other special charges	128.8	—		128.8
Interest expense, net of capitalized interest	29.6	81.1	(a)	110.7
Other (income) expense, net	41.3	—		41.3

Income / (loss) before income tax expense	114.1	(81.1)		33.0
Income tax expense (benefit)	27.6	(19.5)	(b)	8.1

Net loss	$86.5	$(61.6)		$24.9

Net loss per share — basic and diluted	$0.28			$0.08
Weighted average shares outstanding — basic and diluted	313.7			313.7

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations.

Notes to Elanco Animal Health Incorporated Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations.

(a)
Reflects interest expense related to the Senior Notes Offering, Term Loan and amortization of the associated deferred debt issuance costs. The interest expense has been calculated based on the fixed interest rates for the notes issued in the Senior Notes Offering and for borrowings under the Term Loan, along with an estimated $24.5 million of debt issuance costs amortized over the term of the debt, calculated as follows:

	Principal	Interest Rate	Year Ended December 31, 2018
	(Dollars in millions)
Senior notes:
3 year	$500.0	3.912%	$19.6
5 year	750.0	4.272%	32.0
10 year	750.0	4.900%	36.8
Term loan*	500.0	3.772%	18.9
Debt issuance cost	24.5	—	4.8

Total cost	$2,524.5	—	$112.1

Less: Historical interest payment**	—	—	(31.0)
Pro forma adjustment	—	—	$81.1

*
Represents interest rate as of December 31, 2018

**
Interest expense included within "Interest expense, net of capitalized interest" financial statement line item.
(b)
Reflects the impact of the pro forma adjustments on income tax calculated using Elanco's U.S. effective tax rate of 24% for the year ended December 31, 2018.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ELANCO

          The following is a discussion and analysis of Elanco's financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of Elanco's financial condition and results of operations together with the sections entitled "Summary — Selected Historical and Pro Forma Financial Data for Lilly and Elanco," "Risk Factors," "Cautionary Statement Concerning Forward-Looking Statements," "Elanco Animal Health Incorporated Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations" and Elanco's consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus.

Overview

          Founded in 1954 as part of Eli Lilly and Company, Elanco is a premier animal health company that innovates, develops, manufactures and markets products for companion and food animals. Headquartered in Greenfield, Indiana, Elanco is the fourth largest animal health company in the world, with revenue of $3.1 billion for the year ended December 31, 2018. Globally, it is #1 in medicinal feed additives, #2 in poultry and #3 in cattle, measured by 2017 revenue, according to Vetnosis. Elanco also has one of the broadest portfolios of pet parasiticides in the companion animal sector. Elanco offers a diverse portfolio of more than 125 brands that make it a trusted partner to veterinarians and food animal producers in more than 90 countries.

          Elanco operates its business in a single segment directed at fulfilling its vision of enriching the lives of people through food — making protein more accessible and affordable — and through pet companionship — helping pets live longer, healthier lives. Elanco advances its vision by offering products in four primary categories:

  •
  Companion Animal Disease Prevention ("CA Disease Prevention").  Elanco has one of the broadest parasiticide portfolios in the companion animal sector based on indications, species and formulations, with products that protect pets from worms, fleas and ticks. Combining its parasiticide portfolio with its vaccines presence, Elanco is a leader in the U.S. in the disease prevention category based on share of revenue.

  •
  Companion Animal Therapeutics ("CA Therapeutics").  Elanco has a broad pain and osteoarthritis portfolio across species, modes of action, indications and disease stages. Pet owners are increasingly treating osteoarthritis in their pets, and Elanco's Galliprant product is one of the fastest growing osteoarthritis treatments in the U.S. Elanco also has treatments for otitis (ear infections), as well as cardiovascular and dermatology indications.

  •
  Food Animal Future Protein & Health ("FA Future Protein & Health").  Elanco's portfolio in this category, which includes vaccines, nutritional enzymes and animal-only antibiotics, serves the growing demand for protein and includes innovative products in poultry and aquaculture production, where demand for animal health products is outpacing overall industry growth. Elanco is focused on developing functional nutritional health products that promote food animal health, including enzymes, probiotics and prebiotics. Elanco is a leader in providing vaccines as alternatives to antibiotics to promote animal health based on share of revenue.

  •
  Food Animal Ruminants & Swine ("FA Ruminants & Swine").  Elanco has developed a range of food animal products used extensively in ruminant (e.g., cattle, sheep and goats) and swine production.

          For the years ended December 31, 2018, 2017 and 2016, Elanco's revenue was $3.1 billion, $2.9 billion and $2.9 billion, respectively, Elanco's net income (loss) was $86.5 million, $(310.7) million and $(47.9) million, respectively, Elanco's adjusted EBITDA was $647.5 million,

$498.9 million and $540.4 million, respectively, and Elanco's adjusted net income was $431.8 million, $250.5 million and $332.7 million, respectively. For a reconciliation of adjusted EBITDA and adjusted net income to net income (loss), see "Summary — Selected Historical and Pro Forma Financial Data for Lilly and Elanco."

Key Trends and Conditions Affecting Elanco's Results of Operations

Industry Trends

          The animal health industry, which focuses on both food animals and companion animals, is a growing industry that benefits billions of people worldwide.

          As demand for animal protein grows, food animal health is becoming increasingly important. Factors influencing growth in demand for food animal medicines and vaccines include:

  •
  one in three people needs improved nutrition;

  •
  increased global demand for protein, particularly poultry and aquaculture;

  •
  natural resource constraints, such as scarcity of arable land, fresh water and increased competition for cultivated land, driving the need for more efficient food production;

  •
  loss of productivity due to food animal disease and death;

  •
  increased focus on food safety and food security; and

  •
  human population growth, increased standards of living, particularly in many emerging markets, and increased urbanization.

          Growth in food animal nutritional health products (enzymes, probiotics and prebiotics) is influenced, among other factors, by demand for antibiotic alternatives that can promote animal health and increase productivity.

          Factors influencing growth in demand for companion animal medicines and vaccines include:

  •
  increased pet ownership globally;

  •
  pets living longer; and

  •
  increased pet spending as pets are viewed as members of the family by owners.

Product Development and New Product Launches

          A key element of Elanco's targeted value creation strategy is to drive growth through portfolio development and product innovation, primarily in its three targeted growth categories: CA Disease Prevention, CA Therapeutics and FA Future Protein & Health. Elanco's eleven product launches between 2015 and December 31, 2018 have had a significant positive impact on its revenue over those periods, and Elanco expects new products and innovation will continue to have a positive impact on revenue in the future. Revenue from these product launches contributed $274.2 million to revenue for the year ended December 31, 2018. Elanco continues to pursue the development of new chemical and biological molecules through its approach to innovation. Elanco's future growth and success depends on both its pipeline of new products, including new products that it may develop through joint ventures and products that it is able to obtain through license or acquisition, and the expansion of the use of its existing products. Elanco believes it is an industry leader in animal health R&D, with a track record of product innovation, business development and commercialization.

Impact of Changing Market Demand for Antibiotics

          In recent years, Elanco's operational results have been, and will continue to be, affected by regulations and changing market demand relating to the use of antibiotics and other products intended to increase food animal production.

          There are two classes of antibiotics used in animal health, shared-class, or medically important, antibiotics and animal-only antibiotics. Shared-class antibiotics are used to treat infectious disease caused by pathogens that occur in both humans and animals. As part of Elanco's antibiotic stewardship plan and in compliance with FDA guidance, shared-class antibiotics are labeled only for the treatment of an established need in animals and only with veterinarian oversight. However, not all pathogens that cause disease in animals are infectious in humans, and accordingly animal-only antibiotics are not used in human medicine (i.e., not medically important). From 2015 to 2018, Elanco's revenue from shared-class antibiotics declined at a CAGR of 6%, excluding the impact of foreign exchange. This was driven primarily by changing regulations in many markets, including the Veterinary Feed Directive, as well as changing market demand and Elanco's tiered-approach to antibiotic stewardship, which included removing growth promotion from labels and requiring veterinary oversight in the U.S. and other markets. Globally, during 2018, Elanco's revenue from shared-class antibiotics declined 2%, excluding the impact of foreign exchange, and represented 12% (4% from sales in the U.S. and 8% from sales outside of the U.S.) of total revenue, down from 16% in 2015. From 2015 to 2018, Elanco's revenue from animal-only antibiotics grew at a CAGR of 5%, excluding the impact of foreign exchange, driven by sales outside the U.S., which offset a slight decline in the U.S. Globally, during 2018, Elanco's revenue from animal-only antibiotics grew 8%, excluding the impact of foreign exchange, and represented 25% of total revenue, up from 23% in 2015. During 2018, 87% of Elanco's revenue from animal-only antibiotics resulted from the sale of ionophores. Ionophores are a special class of animal-only antimicrobials, and because of their animal-only designation, mode of action and spectrum of activity, their use has not to date been impacted by regulations or changing market demand in many markets outside of the U.S.

          Elanco has intentionally shifted away from shared-class antibiotics, and is focusing on animal-only antibiotics, as well as antibiotic-free solutions. When an animal-only antibiotic exists, Elanco believes it should be the first, preferred antibiotic treatment. Antibiotic resistance concerns, or other health concerns regarding food animal products, may result in additional restrictions, expanded regulations or changes in market demand to further reduce the use of antibiotics in food animals. Elanco believes it is important to protect the benefits of antibiotics in human medicine, while responsibly protecting the health of food animals and the safety of our food supply.

Impact of Competition

          The animal health industry is competitive. Established animal health companies who consistently deliver high quality products enjoy brand loyalty from their customers, which often continues after the loss of patent-based or regulatory exclusivity. In 2018, approximately 72% of Elanco's revenue was from products that did not have patent protection. In animal health, while potentially significant, erosion from generic competition is often not as steep as in human health, with the originator often retaining a significant market share. While Elanco's largest product, Rumensin, has been subject to generic competition from monensin outside the U.S. for more than 10 years, revenue from Rumensin sales outside the U.S. grew at a CAGR of 5% from 2015 to 2018. However, generic competition can nevertheless significantly affect Elanco's results. Elanco has experienced significant competitive headwinds from generic ractopamine in the U.S. In the third quarter of 2013, a large, established animal health company received U.S. approval for generic ractopamine. U.S. revenue for Optaflexx, Elanco's ractopamine beef product, has declined at a CAGR of 24% from 2015 to 2018 as a result of generic competition and the impact of international regulatory restrictions. In 2018, Elanco had an estimated 70% market share of all U.S. ractopamine-treated beef cattle based on Elanco management estimates.

          Although Elanco believes brand loyalty is an important contributor to a product's ongoing success, the animal health industry is also impacted by innovation. Elanco experienced an innovation lag in the companion animal parasiticide space from 2015 to 2017. In the absence of a competitive combined oral flea and tick product, Elanco's U.S. companion animal parasiticide portfolio revenue declined 15% in 2017, excluding the impact on revenue resulting from a reduction in inventory levels within Elanco's distribution channel. In February 2018, Elanco launched Credelio in the U.S. for the treatment of fleas and ticks. Since the launch of Credelio, Elanco's sales of parasiticides in the U.S. have begun to grow again.

Productivity

          Elanco's results during the periods presented have benefitted from operational and productivity initiatives implemented following recent acquisitions and in response to changing market demand for antibiotics and other headwinds. Elanco estimates that these initiatives have generated more than $500 million in annualized cost savings from the beginning of 2015 through the end of 2017.

          Elanco's acquisitions of Lohmann Animal Health in 2014, Novartis Animal Health in 2015 and the BI Vetmedica U.S. vaccines portfolio in 2017 added in the aggregate $1.4 billion in revenue, 4,500 full-time employees, 12 manufacturing and eight R&D sites. In addition, from 2015 to 2018, changing market demand for antibiotics and other headwinds, such as competition with generics and innovation, affected some of Elanco's highest gross margin products, resulting in a change to Elanco's product mix and driving operating margin lower. In response, Elanco implemented a number of initiatives across manufacturing, R&D and SG&A. Elanco's manufacturing cost savings strategies included improving manufacturing processes and headcount through lean manufacturing (minimizing waste while maintaining productivity), closing or selling three manufacturing sites, consolidating its CMO network, strategically insourcing certain projects, and pursuing cost savings opportunities with respect to raw materials via a new procurement process. Additional cost savings resulted from reducing the number of R&D sites from 16 to nine, SG&A savings from sales force consolidation, and reducing discretionary and other G&A operating expense.

Foreign Exchange Rates

          Significant portions of Elanco's revenue and costs are exposed to changes in foreign exchange rates. Elanco's products are sold in more than 90 countries and, as a result, its revenue is influenced by changes in foreign exchange rates. For the years ended December 31, 2018 and 2017, approximately 52% and 50%, respectively, of Elanco's revenue was denominated in foreign currencies. Elanco seeks to manage foreign exchange risk, in part, through operational means, including managing same-currency revenue in relation to same-currency costs, and same-currency assets in relation to same-currency liabilities. As Elanco operates in multiple foreign currencies, including the euro, British pound, Brazilian real, Australian dollar, Japanese yen, Canadian dollar, Chinese yuan, and other currencies, changes in those currencies relative to the U.S. dollar will impact its revenue, cost of goods and expenses, and consequently, net income. Exchange rate fluctuations in emerging markets may also have an impact beyond Elanco's reported financial results and directly impact operations. These fluctuations may also affect the ability to buy and sell Elanco's products between markets impacted by significant exchange rate variances. Foreign exchange rates had a negligible effect on revenue from 2016 to 2018.

General Economic Conditions

          In addition to industry-specific factors, Elanco, like other businesses, faces challenges related to global economic conditions. Growth in both the food animal and companion animal sectors is driven in part by overall economic development and related growth, particularly in many emerging markets. In recent years, certain of Elanco's customers and suppliers have been affected directly by economic downturns, which decreased the demand for Elanco's products.

          The cost of Elanco's products to food animal producers is small relative to their other production costs, including feed, and the use of Elanco's products is intended to improve economic outcomes for food animal producers. Similarly, industry sources have reported that pet owners indicated a preference for reducing spending on other aspects of their lifestyle, including entertainment, clothing and household goods, before reducing spending on pet care. While these factors have mitigated the impact of recent downturns in the global economy, further economic challenges could increase cost sensitivity among Elanco's customers, which may result in reduced demand for Elanco's products and could have a material adverse effect on Elanco's financial condition and results of operations.

Weather Conditions and the Availability of Natural Resources

          The animal health industry and demand for many of Elanco's animal health products in a particular region are affected by weather conditions, varying weather patterns and weather-related pressures from pests, such as fleas and ticks. As a result, Elanco may experience regional and seasonal fluctuations in its results of operations.

          Food animal producers depend on the availability of natural resources, including large supplies of fresh water. Their animals' health and their ability to operate could be adversely affected if they experience a shortage of fresh water due to human population growth or floods, droughts or other weather conditions.

          Drought conditions could negatively impact, among other things, the supply of corn and the availability of grazing pastures. A decrease in harvested corn results in higher corn prices, which could negatively impact the profitability of food animal producers of ruminants, pork and poultry. Higher corn prices and reduced availability of grazing pastures contribute to reductions in herd or flock sizes that in turn result in less spending on animal health products. As such, a prolonged drought could have a material adverse effect on Elanco's financial condition and results of operations. Factors influencing the magnitude and timing of effects of a drought on Elanco's performance include, but may not be limited to, weather patterns and herd management decisions.

          In addition, veterinary hospitals and practitioners depend on visits from and access to the animals under their care. Veterinarians' patient volume and ability to operate could be adversely affected if they experience prolonged snow, ice or other severe weather conditions, particularly in regions not accustomed to sustained inclement weather. Adverse weather conditions or a shortage of fresh water may cause veterinarians and food animal producers to purchase less of Elanco's products.

Disease Outbreaks

          Sales of Elanco's food animal products could be adversely affected by the outbreak of disease carried by animals. Outbreaks of disease may reduce regional or global sales of particular animal-derived food products or result in reduced exports of such products, either due to heightened export restrictions or import prohibitions, which may reduce demand for Elanco's products. Also, the outbreak of any highly contagious disease near Elanco's main production sites could require Elanco to immediately halt the production of products at such sites or force Elanco to incur substantial expenses in procuring raw materials or products elsewhere. Alternatively, sales of products that treat specific disease outbreaks may increase.

Manufacturing and Supply

          In order to sell Elanco's products, Elanco must be able to reliably produce and ship products in sufficient quantities. Many of Elanco's products involve complex manufacturing processes and are sole-sourced from certain manufacturing sites.

          Minor deviations in Elanco's manufacturing or logistical processes, unpredictability of a product's regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites, and shifting customer demand increase the potential for capacity imbalances.

Components of Revenue and Costs and Expenses

Revenue

          Elanco's revenue is primarily derived from sales of its products to third-party distributors, and directly to food producers and veterinarians. For additional information regarding Elanco's products, including descriptions of its products, see "Business of Elanco — Products."

          Elanco aggregates its products into five categories to understand revenue growth:

  •
  CA Disease Prevention includes parasiticides and vaccine products for dogs and cats;

  •
  CA Therapeutics includes products for the treatment of pain, osteoarthritis, otitis, cardiovascular and dermatology indications in dogs and cats;

  •
  FA Future Protein & Health includes vaccines, antibiotics, parasiticides and other products used in poultry and aquaculture production, as well as functional nutritional health products, including enzymes, probiotics and prebiotics;

  •
  FA Ruminants & Swine includes vaccines, antibiotics, implants, parasiticides, and other products used in ruminants and swine production, as well as certain other food animal products; and

  •
  Strategic Exits includes business activities that Elanco has either exited or made the strategic decision to exit, including the transitional contract manufacturing activity that it acquired in connection with its acquisition of the BI Vetmedica U.S. vaccines portfolio, two terminated legacy U.S. distribution agreements, a terminated distribution agreement outside the U.S., an equine product not core to its business and transitional contract manufacturing activity associated with the supply of human growth hormone to Lilly.

Costs, Expenses and Other

          Cost of sales consists primarily of cost of materials, facilities and other infrastructure used to manufacture Elanco's products, shipping and handling, inventory losses and expired products.

          Marketing, selling and administrative expenses consist of, among other things, the costs of marketing, promotion and advertising and the costs of administration (business technology, facilities, legal, finance, human resources, business development, external affairs and procurement).

          Amortization of intangible assets consist of the amortization expense for intangible assets that have been acquired through business combinations.

          R&D expenses consist of project costs specific to new product R&D and product lifecycle management, overhead costs associated with R&D operations, regulatory, product registrations and investments that support local market clinical trials for approved indications. Elanco manages overall R&D based on its strategic opportunities and does not disaggregate its R&D expenses incurred by nature or by product as it does not use or maintain such information in managing its business.

          Asset impairment, restructuring and other special charges consists primarily of impairment of long-term assets, restructuring charges, costs associated with acquiring and integrating businesses, and certain non-recurring expenses, including costs related to the build out of processes and systems to support finance and global supply and logistics, among others, as Elanco becomes an independent company.

          Other — (income) expense, net consists of net interest (income)/expense, realized or unrealized foreign exchange losses and loss or impairment on other investments.

Comparability of Historical Results

          Elanco's historical results of operations for the periods presented may not be comparable with prior periods or with its results of operations in the future due to many factors, including but not limited to the factors identified in "— Key Trends and Conditions Affecting Elanco's Results of Operations."

Elanco's Relationship with Lilly and Additional Standalone Costs

          Prior to the IPO, Elanco's business operated as part of a division of Lilly. Elanco's consolidated and combined financial statements have been derived from Lilly's consolidated financial statements and accounting records for the periods prior to the IPO. Elanco's consolidated and combined financial statements reflect its financial position, results of operations and cash flows of the business that were transferred at the time of the separation and do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had Elanco operated as an independent, publicly traded company during the periods presented prior to the IPO.

          Elanco's historical and current results reflect an allocation of costs for certain Lilly corporate costs for the periods prior to the IPO, including, among others, executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. These allocations are not necessarily indicative of the expenses Elanco may incur as a standalone public company. Although Elanco entered into certain agreements with Lilly in connection with the IPO and the separation, the amount and composition of its expenses may vary from historical levels since the fees charged for the services under the agreement may be higher or lower than the costs reflected in the historical allocations. The total allocations included in Elanco's results for the years ended December 31, 2018, 2017 and 2016 were $105.2 million, $151.7 million and $145.3 million, respectively. See Note 19: Related Party Agreements and Transactions to Elanco's consolidated and combined financial statements.

          Elanco is currently investing in expanding its own administrative functions, including, but not limited to, information technology, facilities management, distribution, human resources, finance and manufacturing, to replace services previously provided by Lilly. Because of initial stand-up costs and overlaps with services previously provided by Lilly, Elanco has incurred and expects to continue to incur certain temporary, duplicative expenses in connection with the separation. Elanco also incurred and expects to continue to incur costs related to the build out of processes and systems to support finance and global supply and logistics, among others. Elanco currently estimates these costs in the aggregate to be in a range from $240 million to $290 million, of which a portion will be capitalized and the remainder will be expensed. See "Agreements between Lilly and Elanco and Other Related Party Transactions — Relationship between Lilly and Elanco."

          Lilly utilizes a centralized treasury management system of which Elanco was part until its IPO. For periods prior to the IPO, Elanco's consolidated and combined financial statements reflect cash held only in bank accounts in its legal name and no allocation of combined cash positions. Elanco's consolidated and combined financial statements do not reflect an allocation of Lilly's debt or any associated interest expense. In connection with the IPO, Elanco incurred $2.5 billion of long-term borrowings. Elanco's historical results reflect $29.6 million of interest expense during the year ended December 31, 2018 due to the timing of the borrowings, in comparison to Elanco's estimated interest expense of approximately $110.0 million on an annual basis.

          For the periods prior to the IPO, Elanco's consolidated and combined financial statements reflect income tax expense (benefit) computed on a separate company basis, as if operating as a standalone entity or a separate consolidated group in each material jurisdiction in which Elanco operates. Elanco's consolidated and combined financial statements for the periods prior to the IPO also reflect certain deferred tax assets and liabilities and income taxes payable based on this approach that did not transfer to Elanco upon the separation, as the underlying tax attributes were used by Lilly or retained by Lilly. As a result of potential changes to Elanco's business model and the fact that certain deferred tax assets and liabilities and income taxes payable did not transfer to Elanco, income tax expense (benefit) included in the consolidated and combined financial statements may not be indicative of Elanco's future expected tax rate.

          Elanco's historical results also do not reflect the impact of costs Elanco has incurred and expects to continue to incur as a consequence of becoming a standalone company, including incremental costs associated with being a publicly traded company.

          Elanco is seeking to institute competitive compensation policies and programs as a standalone public company, the expense for which may differ from the compensation expense allocated by Lilly in Elanco's consolidated and combined financial statements.

          As a result of the IPO, Elanco became subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. Elanco has additional procedures and practices to establish or expand as a standalone public company. As a result, Elanco will continue to incur additional costs as a standalone public company, including internal audit, external audit, investor relations, stock administration, stock exchange fees and regulatory compliance costs.

Recent Significant Acquisitions

          Elanco's financial results have been impacted by acquisitions and integrations. For the periods presented, these include primarily the acquisitions and integrations of Novartis Animal Health, which closed on January 1, 2015, certain rights to develop, manufacture, market and commercialize Galliprant outside the U.S. and co-promote it in the U.S. acquired from Aratana Therapeutics, Inc., which closed on April 22, 2016, and BI Vetmedica U.S. vaccines portfolio, which closed on January 3, 2017. For more information, see Note 6: Acquisitions to Elanco's consolidated and combined financial statements.

Asset Impairment, Restructuring and Other Special Charges

          During the years ended December 31, 2018, 2017 and 2016 including in connection with the productivity initiatives described above under "— Key Trends and Conditions Affecting Elanco's Results of Operations — Productivity," Elanco incurred charges related to asset impairment, restructuring and other special charges, including integration of acquired businesses. These charges include severance costs resulting from actions taken to reduce Elanco's costs, asset impairment charges primarily related to competitive pressures for certain companion animal products, product rationalizations, site closures, and integration costs related to acquired businesses, primarily Novartis Animal Health, and costs related to the build out of processes and systems to support finance and global supply and logistics, among others, as Elanco becomes an independent company.

          For more information on these charges, see Note 7: Asset Impairment, Restructuring and Other Special Charges to Elanco's consolidated and combined financial statements.

Results of Operations

          The following discussion and analysis of Elanco's consolidated and combined statements of operations should be read along with Elanco's consolidated and combined financial statements and the notes thereto included elsewhere in this prospectus, which reflect the results of operations of the business transferred to Elanco from Lilly. For more information, see Note 2: Basis of Presentation to Elanco's consolidated and combined financial statements.

	Year Ended December 31,			% Change

	2018	2017	2016	18/17	17/16

Revenue	$3,066.8	$2,889.0	$2,913.5	6%	(1)%
Costs, expenses and other:
Cost of sales	1,573.8	1,493.9	1,409.0	5%	6%
% of revenue	51%	52%	48%
Research and development	246.6	251.7	265.8	(2)%	(5)%
% of revenue	8%	9%	9%
Marketing, selling and administrative	735.2	779.8	784.8	(6)%	(1)%
% of revenue	24%	27%	27%
Amortization of intangible assets	197.4	221.2	170.7	(11)%	30%
% of revenue	6%	8%	6%
Asset impairment, restructuring and other special charges	128.8	375.1	308.4	(66)%	22%
Interest expense, net of capitalized interest	29.6	—	—	NM	NM
Other (income) expense, net	41.3	(0.1)	(2.8)	NM	NM
Income (loss) before taxes	114.1	$(232.6)	$(22.4)	NM	NM
% of revenue	4%	(8)%	(1)%	NM	NM
Income tax expense	27.6	78.1	25.5	NM	NM
Net income (loss)	$86.5	$(310.7)	$(47.9)	NM	NM

Certain amounts and percentages may reflect rounding adjustments.

Revenue

          On a global basis, Elanco's revenue within Elanco's product categories was as follows:

	Year Ended December 31,			% Change

	2018	2017	2016	18/17	17/16

CA Disease Prevention	$804.6	$660.2	$628.4	22%	5%
CA Therapeutics(a)	283.1	260.8	255.6	9%	2%
FA Future Protein & Health	711.2	649.2	630.8	10%	3%
FA Ruminants & Swine	1,174.0	1,175.0	1,309.2	(0)%	(10)%

Subtotal	2,972.9	$2,745.2	$2,824.0	8%	(3)%
Strategic Exits(a)	93.9	143.8	89.5	(35)%	61%

Total	$3,066.8	$2,889.0	$2,913.5	6%	(1)%

(a)
Represents revenue from business activities that Elanco has either exited or made a strategic decision to exit. On June 30, 2018, Elanco made the decision to exit an equine product not core to its business. Revenue from this product is reflected in Strategic Exits for the year ended December 31, 2018 and in CA Therapeutics for the years ended December 31, 2017 and 2016. Revenue from this product was $1.6 million, $3.4 million and $3.7 million, for the years ended December 31, 2018, 2017 and 2016, respectively.

          On a global basis, the effect of price, foreign exchange rates and volumes on revenue was as follows:

Full year 2018	Revenue	Price	FX Rate	Volume	Total	CER*

CA Disease Prevention	$804.6	8%	0%	14%	22%	22%
CA Therapeutics	283.1	7%	1%	0%	9%	7%
FA Future Protein & Health	711.2	4%	(0)%	6%	10%	10%
FA Ruminants & Swine	1,174.0	(1)%	(0)%	1%	(0)%	(0)%

Subtotal	$2,972.9	3%	0%	5%	8%	8%
Strategic Exits	93.9	(0)%	0%	(34)%	(35)%	(35)%

Total	$3,066.8	3%	0%	3%	6%	6%

  Certain amounts and percentages may reflect rounding adjustments.

  *    CER = Constant exchange rate

Revenue

Total revenue

2018 vs. 2017

          Total revenue increased $177.8 million or 6% in 2018 as compared to 2017, reflecting a 3% increase due to higher realized prices and a 3% increase due to higher volumes.

          In summary, the total revenue increase was due primarily to:

  •
  an increase in revenue of $142.1 million or 22% from CA Disease Prevention products, excluding the impact of foreign exchange rates;

  •
  an increase in revenue of $18.4 million or 7% from CA Therapeutics products, excluding the impact of foreign exchange rates;

  •
  an increase in revenue of $63.8 million or 10% from FA Future Protein & Health products, excluding the impact of foreign exchange rates;

partially offset by:

  •
  a decrease in revenue of $0.8 million or 0% from FA Ruminants & Swine, excluding the impact of foreign exchange rates; and

  •
  a decrease in revenue of $49.9 million or 35% from Strategic Exits, excluding the impact of foreign exchange rates.

          The detailed change in revenue by product category was as follows:

  •
  CA Disease Prevention revenue increased by $144.4 million or 22% due primarily to a reduction in channel inventory in 2017 providing a favorable year-on-year comparison, continued uptake of Credelio and Interceptor Plus, as well as realized price increases primarily impacting Trifexis, Capstar (a flea treatment) and Comfortis, partially offset by volume declines in certain parasiticides, primarily Trifexis and Comfortis volumes.

  •
  CA Therapeutics revenue increased by $22.3 million or 9% due primarily to the continued uptake of Galliprant and Osurnia, as well as increased demand for Onsior, partially offset by a temporary supply shortage of Percorten V used for the treatment of canine Addison's Disease.

  •
  FA Future Protein & Health revenue increased by $62.0 million or 10% due primarily to the launch of Imvixa and the growth in poultry animal-only antibiotics and poultry vaccines.

  •
  FA Ruminants & Swine revenue decreased by $1.0 million due primarily to competitive headwinds for ractopamine based products, offset by growth in animal-only antibiotics, primarily in cattle.

  •
  Strategic Exits revenue decreased by $49.9 million or 35% due primarily to the termination of a legacy U.S. distribution agreement in the third quarter of 2017, partially offset by revenue from the contract manufacturing agreement to supply human growth hormone to Lilly.

2017 vs. 2016

          Total revenue decreased $24.5 million or 1% in 2017 as compared to 2016, due to lower volumes.

          In summary, the total revenue decrease was due primarily to:

  •
  a decline in revenue of $133.6 million or 10% from FA Ruminants & Swine products, excluding the impact of foreign exchanges rates; and

  •
  a decline in revenue of $113.6 million or 18% from CA Disease Prevention products, excluding the impact of acquisition and foreign exchange rates;

partially offset by:

  •
  the acquisition of the BI Vetmedica U.S. vaccines portfolio which contributed $216.7 million in 2017; and

  •
  an increase in revenue of $18.7 million or 3% from FA Future Protein & Health products, excluding the impact of foreign exchange rates.

          The detailed change in revenue by product category was as follows:

  •
  CA Disease Prevention revenue increased by $31.8 million or 5%. Excluding product revenue from the acquisition of the BI Vetmedica U.S. vaccines portfolio and the impact of foreign exchange rates, revenue declined $113.6 million or 18% due primarily to competition in certain parasiticides, primarily impacting Trifexis and Comfortis, and a reduction in inventory levels within Elanco's U.S. companion animal distribution channel partially offset by the growth of Interceptor Plus.

  •
  CA Therapeutics revenue increased by $5.2 million or 2% due primarily to the launch of Galliprant, partially offset by volume declines from competition in Elanco's dermatology portfolio.

  •
  FA Future Protein & Health revenue increased by $18.4 million or 3% due primarily to growth in poultry products, including animal-only antibiotics, enzymes and vaccines, and to a lesser extent aquaculture products.

  •
  FA Ruminants & Swine revenue decreased by $134.2 million or 10% due primarily to competition from generic ractopamine-based products, as well as declines in shared-class antibiotics and a reduction in inventory levels within Elanco's China distribution channel, partially offset by growth in animal-only antibiotics.

  •
  Strategic Exits revenue increased by $54.3 million or 61% due primarily to the acquisition of a transitional contract manufacturing arrangement at Fort Dodge as part of the BI Vetmedica U.S. vaccines portfolio acquisition, partially offset by the termination in the third quarter of 2017 of a legacy U.S. distribution agreement acquired as part of Elanco's Novartis Animal Health acquisition.

Costs, Expenses and Other

Cost of sales

2018 vs. 2017

          Cost of sales increased $79.9 million in 2018 as compared to 2017 primarily due to:

  •
  increased volume of products sold; and

  •
  the write-off of inventory related to the suspension of activities for Imrestor in 2018;

partially offset by:

  •
  non-recurring costs incurred in 2017 associated with fair value adjustments to inventory acquired in the BI Vetmedica U.S. vaccines portfolio acquisition and subsequently sold.

2017 vs. 2016

          Cost of sales increased $84.9 million in 2017 as compared to 2016 due primarily to:

  •
  the addition of approximately $134.1 million of costs in 2017 related to the acquisition of the BI Vetmedica U.S. vaccines portfolio, including $54.0 million associated with Strategic Exits contract manufacturing obligations and approximately $42.7 million in non-recurring costs associated with the incremental purchase accounting charges related to the fair value adjustments to inventory acquired that was subsequently sold;

  •
  an unfavorable product mix as a result of disproportional revenue decreases of higher margin products primarily resulting from changing market demand for antibiotics and competition headwinds; and

  •
  contractual increases in third-party manufacturing agreements;

partially offset by:

  •
  operational efficiencies and cost savings associated with manufacturing footprint consolidation and overall cost reductions.

Research and development

2018 vs. 2017

          R&D expenses decreased $5.1 million for 2018 as compared to 2017 due primarily to cost control measures and timing of projects leading to lower spend in 2018.

2017 vs. 2016

          R&D expenses decreased $14.1 million in 2017 as compared to 2016 due primarily to savings realized from the consolidation of acquired R&D sites and operations, as well as the termination of certain R&D projects. This decrease was partially offset by expenses incurred in connection with the acquisition of the BI Vetmedica U.S. vaccines portfolio in 2017.

Marketing, selling and administrative

2018 vs. 2017

          Marketing, selling and administrative expenses decreased $44.6 million for 2018 as compared to 2017 due primarily to productivity initiatives in sales and administrative functions and reduced direct to consumer programs combined with new product launches in 2017.

2017 vs. 2016

          Marketing, selling and administrative expenses decreased $5.0 million in 2017 as compared to 2016 due primarily to savings from productivity initiatives related to salesforce, marketing and administrative functions, more than offsetting the increase from the acquisition of the BI Vetmedica U.S. vaccines portfolio.

Amortization of intangible assets

2018 vs. 2017

          Amortization of intangible assets decreased $23.8 million for 2018 as compared to 2017 due primarily to the acceleration of amortization related to certain product exits in 2017.

2017 vs. 2016

          Amortization of intangible assets increased $50.5 million in 2017 as compared to 2016 due primarily to the impact of the acquisition of the BI Vetmedica U.S. vaccines portfolio and, to a lesser extent, the acceleration of amortization related to certain product exits.

Asset impairment, restructuring and other special charges

          For additional information regarding Elanco's asset impairment, restructuring and other special charges, see Note 7: Asset Impairment, Restructuring and Other Special Charges to Elanco's consolidated and combined financial statements.

2018 vs. 2017

          Asset impairment, restructuring and other special charges decreased $246.3 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to a decrease in severance related to the U.S. voluntary early retirement program offered in 2017 as well as a decrease in integration costs related to the acquisition of the BI Vetmedica U.S. vaccines portfolio in 2017, partially offset by a gain on the 2017 disposal of a site that was previously closed as part of the acquisition and integration of Novartis Animal Health.

2017 vs. 2016

          Asset impairment, restructuring and other special charges increased $66.7 million in 2017 as compared to 2016 due primarily to higher severance costs recognized in 2017 due to the U.S. voluntary early retirement program offered to Elanco's employees, partially offset by lower integration costs relating to Elanco's acquired businesses.

Interest expense, net of capitalized interest

2018 vs. 2017

          Interest expense was $29.6 million for the year ended December 31, 2018 due to Elanco's issuance of debt in the third quarter of 2018. There was no interest expense in 2017 and prior years.

Other (income) expense, net

2018 vs. 2017

          Other (income) expense, net was expense of $41.3 million in 2018 compared to income of $0.1 million in 2017. The increase in expense is primarily due to the increase in the Aratana Therapeutics, Inc. contingent consideration liability of $37.6 million associated with the Galliprant acquisition.

2017 vs. 2016

          Other (income) expense, net was flat when comparing 2017 to 2016 with income of $0.1 million in 2017 compared to income of $2.8 million in 2016, a decrease of $2.7 million.

Income tax expense

          Elanco's historical income tax expense may not be indicative of its future expected tax rate. See "— Comparability of Historical Results — Elanco's Relationship with Lilly and Additional Standalone Costs."

2018 vs. 2017

          Income tax expense decreased $50.5 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to a decrease in the U.S. valuation allowance which was recorded in 2017 based upon the pre-IPO separate return methodology (see Note 2: Basis of Presentation to Elanco's consolidated and combined financial statements).

2017 vs. 2016

          Income tax expense increased $52.6 million due primarily to an increase in unrecognized deferred tax assets in 2017 due to a valuation allowance and the tax effect of asset impairment, restructuring and other special charges, partially offset by an income tax benefit related to U.S. tax reform.

Quarterly Results of Operations

          The following tables present Elanco's quarterly results for the years ended December 31, 2018, 2017 and 2016.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2018:
Revenue	736.2	770.2	761.1	799.3
Costs, expenses and other(a)	654.4	733.4	656.4	708.8
Asset impairment, restructuring and other special charges	2.4	68.0	12.4	46.0
Net income (loss)	72.7	(62.8)	60.2	16.4

Earnings (loss) per share: Basic and diluted	0.25	(0.21)	0.20	0.04
Weighted average shares outstanding: Basic and diluted(b)	293.3	293.3	301.9	365.6

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2017:
Revenue	704.8	732.8	697.1	754.3
Costs, expenses and other(a)	650.8	687.4	684.4	724.0
Asset impairment, restructuring and other special charges	106.8	58.8	23.7	185.8
Net income (loss)	(98.3)	(30.2)	(20.7)	(161.5)

Earnings (loss) per share: Basic and diluted	(0.34)	(0.10)	(0.07)	(0.55)
Weighted average shares outstanding: Basic and diluted(b)	293.3	293.3	293.3	293.3

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2016:
Revenue	689.2	794.3	648.9	781.1
Costs, expenses and other(a)	670.4	693.3	595.7	670.9
Asset impairment, restructuring and other special charges	130.2	59.8	45.7	72.7
Net income (loss)	(117.9)	45.7	6.0	18.3

Earnings (loss) per share: Basic and diluted	(0.40)	0.16	0.02	0.06
Weighted average shares outstanding: Basic and diluted(b)	293.3	293.3	293.3	293.3

(a)
Excludes Asset impairment, restructuring and other special charges; other (income) expense, net; interest expense, net of capitalized interest; and income tax expense.

(b)
Prior to the IPO, this represents an aggregate of 293,290,000 shares of Elanco common stock held by Lilly (which represents the 100 shares of Elanco common stock held by Lilly prior to giving effect to the 2,932,900-for-1 stock split that occurred on September 19, 2018). In connection with the completion of the IPO, 72,335,000 additional shares of Elanco common stock were issued. Elanco has calculated earnings per share based on 365,625,000 shares of Elanco common stock outstanding for the full period post-IPO and weighted average for 2018 year-to-date.

Liquidity and Capital Resources

          Elanco has historically participated in Lilly's centralized treasury management system, including centralized cash pooling and overall financing arrangements. Elanco has generated and expects to continue to generate positive cash flows from operations. In connection with the IPO, Elanco entered into various long-term debt agreements as described below. Elanco's primary sources of liquidity are cash on hand, cash flows from operations and funds available under its Credit Facilities. As a significant portion of Elanco's business is conducted outside the U.S., Elanco holds a significant portion of cash outside of the U.S. Elanco monitors and adjusts the amount of foreign cash based on projected cash flow requirements. Elanco's ability to use foreign cash to fund cash flow requirements in the U.S. may be impacted by local regulations and, to a lesser extent, following U.S. tax reforms, the income taxes associated with transferring cash to the U.S. See "Business of Elanco." Elanco currently intends to indefinitely reinvest foreign earnings for continued use in its foreign operations. As Elanco's structure evolves as a standalone company, Elanco may change that strategy, particularly to the extent it identifies tax efficient reinvestment alternatives for its foreign earnings or change its cash management strategy.

          Elanco's principal liquidity needs going forward include funding existing marketed and pipeline products, capital expenditures, business development in its targeted areas, interest expense and an anticipated dividend.

          Elanco believes its cash and cash equivalents on hand, its operating cash flows and its existing financing arrangements will be sufficient to support its cash needs for the foreseeable future, including for at least the next 12 months.

          Elanco's ability to meet future funding requirements may be impacted by macroeconomic, business and financial volatility. As markets change, Elanco will continue to monitor its liquidity position. However, a challenging economic environment or an economic downturn may impact Elanco's liquidity or ability to obtain future financing. See "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors — Risks Related to Elanco's Indebtedness — Elanco may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful."

          As of December 31, 2018, cash and cash equivalents was $474.8 million, an increase of $151.4 million, compared to $323.4 million at December 31, 2017. Elanco also held $202.7 million of restricted cash at December 31, 2018, which is available solely to pay the remainder of the purchase price for Elanco's businesses to Lilly. Elanco has a corresponding liability recorded on its balance sheet and included in Payable to Lilly. See Elanco's consolidated and combined statements of cash flows for additional details on the significant sources and uses of cash for the years ended December 31, 2018 and December 31, 2017.

Revolving and Term Credit Facilities

          On September 5, 2018, Elanco entered into the Revolving Facility with a syndicate of banks providing for a five-year $750.0 million senior unsecured revolving credit facility. The Revolving Facility bears interest at a variable rate plus specified margin as defined in the agreement and is payable quarterly. There were no borrowings outstanding under the Revolving Facility at December 31, 2018. The Revolving Facility is payable in full at the end of the term.

          On September 5, 2018 Elanco also entered into the $500.0 million three-year Term Facility with a syndicate of banks. The Term Facility bears interest at a variable rate plus margin as defined in Term Facility (3.77% at December 31, 2018) and is payable quarterly. The Term Facility also requires a quarterly principal payment equal to 1.5% of the aggregate initial principal less any prepayment. The Term Facility is payable in full at the end of the term.

          The Credit Facilities are subject to various financial and other covenants including restrictions on the level of borrowings based on a consolidated leverage ratio and a consolidated interest coverage ratio. Elanco was in compliance with all such covenants as of December 31, 2018. See Note 9: Debt to Elanco's consolidated and combined financial statements.

Senior Notes

          On August 28, 2018, Elanco issued $2.0 billion of Senior Notes in the Senior Notes Offering. The Senior Notes are comprised of $500.0 million of 3.912% Senior Notes due August 27, 2021, $750.0 million of 4.272% Senior Notes due August 28, 2023, and $750.0 million of 4.900% Senior Notes due August 28, 2028. Elanco was in compliance with all covenants under the indenture governing the Senior Notes as of December 31, 2018. Long-term debt as of December 31, 2017 was not material. See Note 9: Debt to Elanco's consolidated and combined financial statements.

          Capital expenditures were $134.5 million during 2018, an increase of $35.9 million compared to 2017. Elanco expects 2019 capital expenditures to be approximately $179.0 million.

Cash Flows

          The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented:

		Year Ended
		December 31,		% Change

(Dollars in millions)	2018	2017	2016	18/17	17/16

Net cash provided by/(used in):
Operating activities	$487.3	$173.8	$155.9	180%	11%
Investing activities	(127.0)	(964.6)	(182.1)	(87)%	430%
Financing activities	(35.2)	847.5	(149.6)	(104)%	(667)%
Effect of exchange-rate changes on cash and cash equivalents	29.0	7.9	(26.0)	267%	(130)%

Net increase in cash, cash equivalents and restricted cash	$354.1	$64.6	$(201.8)	448%	(132)%

Operating activities

2018 vs. 2017

          Elanco's cash flow from operating activities increased by $313.5 million from $173.8 million for the year ended December 31, 2017 to $487.3 million for the year ended December 31, 2018. The increase is a result of an increase in net income, which was partially offset by cash used to finance working capital, primarily focused on accounts receivable and inventory.

2017 vs. 2016

          Elanco's net cash provided by operating activities was $173.8 million in 2017 as compared to cash provided by operating activities of $155.9 million in 2016. This increase in operating cash flows was primarily attributable to:

  •
  a decrease in receivables in 2017 as compared to an increase in 2016 due to a one-time impact of standardizing payment terms across Elanco's acquired businesses as well as payment receipt timing due to integration of acquired assets;

  •
  a decrease in other assets in 2017 as compared to an increase in 2016 primarily due to the timing of tax payments; and

  •
  a smaller increase in inventory levels in 2017 as compared to 2016;

partially offset by:

  •
  increased net losses.

Investing activities

2018 vs. 2017

          Elanco's cash flow used in investing activities decreased from $964.6 million for the year ended December 31, 2017 to $127.0 million for the year ended December 31, 2018. Elanco's net cash used in investing activities for the year ended December 31, 2017 included $882.1 million related to the acquisition of the BI Vetmedica U.S. vaccines portfolio in 2017. This decrease was offset by a net increase of $35.9 million in capital expenditures from 2017 to 2018.

2017 vs. 2016

          Elanco's net cash used in investing activities was $964.6 million in 2017 as compared to cash used in investing activities of $182.1 million in 2016. This increase in net cash flows used in investing activities was primarily attributable to the acquisition of the BI Vetmedica U.S. vaccines portfolio in 2017.

Financing activities

2018 vs. 2017

          Elanco's cash from financing activities was a use of cash of $35.2 million in 2018 compared to cash provided by financing activities of $847.5 million in 2017, a change of $882.7 million. The cash flows in 2017 relate to net cash provided by transactions with Lilly of $848.3 million compared to cash used in transactions with Lilly of $154.4 million in 2018, a reduction in financing of cash flows between periods of $1.0 billion. This, in addition to the consideration paid to Lilly in connection with the separation, was partially offset by net cash provided from financing transactions related to the separation including the proceeds from long-term debt and the IPO. The remainder of the proceeds from the financing related to the separation will be paid to Lilly in future periods and is reflected as restricted cash in Elanco's consolidated balance sheet.

2017 vs. 2016

          Elanco's net cash provided by financing activities was $847.5 million in 2017 as compared to cash used in financing activities of $149.6 million in 2016. This increase in net cash provided was primarily attributable to financing provided by Lilly for the acquisition of the BI Vetmedica U.S. vaccines portfolio in 2017.

Contractual Obligations

          Payments due under contractual obligations as of December 31, 2018, are set forth below:

		Years

(Dollars in millions)	Total(2)	Less Than 1 Year	1 - 3 Years	4 - 5 Years	More Than 5 Years

Long-term debt obligations	$2,958.4	$79.9	$1,137.9	$829.7	$910.9
Operating leases	95.6	25.2	33.6	18.3	18.5
Purchase obligations(1)	1,207.9	1,108.9	42.8	39.8	16.4
Other long-term liabilities	12.3	0.5	10.8	0.1	0.9
Total	$4,274.2	$1,214.5	$1,225.1	$887.9	$946.7

(1)
Represents open purchase orders as of December 31, 2018 and contractual payment obligations with each of Elanco's significant vendors that are noncancelable and are not contingent.

(2)
Elanco excluded deferred taxes because it cannot reasonably estimate the timing of future cash outflows associated with those liabilities.

Off-Balance Sheet Arrangements

          Elanco has no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on Elanco's financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

          The preparation of financial statements in accordance with U.S. GAAP requires Elanco to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Certain of Elanco's accounting policies are considered critical because these policies are the most important to the depiction of Elanco's financial statements and require significant, difficult or complex judgments by Elanco, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from Elanco's estimates could have an unfavorable effect on Elanco's financial position and results of operations. Elanco applies estimation methodologies consistently from year to year. The following is a summary of accounting policies that Elanco considers critical to the consolidated and combined financial statements.

Revenue Recognition

          Elanco's gross product revenue is subject to deductions that are generally estimated and recorded in the same period that the revenue is recognized and primarily represents revenue incentives (rebates and discounts) and sales returns. For example:

  •
  for revenue incentives, Elanco uses its historical experience with similar incentives programs and current sales data to estimate the impact of such programs on revenue and continually monitor the impact of this experience and adjust as necessary; and

  •
  for sales returns, Elanco considers items such as: local returns policies and practices; returns as a percentage of revenue; an understanding of the reasons for past returns; estimated shelf life by product; and estimate of the amount of time between shipment and return to estimate the impact of sales returns.

          If any of these ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of Elanco's future experience, Elanco's results could be materially affected.

          Although the amounts recorded for these revenue deductions are dependent on estimates and assumptions, historically Elanco's adjustments to actual results have not been material. The sensitivity of Elanco's estimates can vary by program, type of customer and geographic location. Amounts recorded for revenue deductions can result from a complex series of judgments about future events and uncertainties and can rely on estimates and assumptions.

Acquisitions and Fair Value

          Elanco accounts for the assets acquired and liabilities assumed in an acquisition based on the fair values as of the acquisition date. The excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill.

          The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed in a business combination, as well as estimated asset lives, can materially affect Elanco's consolidated results of operations. The fair values of intangible assets are re-determined using information available near the acquisition date based on expectations and assumptions that are deemed reasonable by Elanco's management. Depending on the facts and circumstances, Elanco may deem it necessary to engage an independent valuation expert to assist in valuing significant assets and liabilities.

          The fair value of any contingent consideration liability that results from a business combination is determined using a market approach based on quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or a discounted cash flow analysis. Estimating the fair value of contingent consideration requires the use of significant estimates and judgments, including, but not limited to, revenue and the discount rate and will be remeasured every reporting period.

Impairment of Indefinite-Lived and Long-Lived Assets

          Elanco reviews the carrying value of long-lived assets (both intangible and tangible) for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset (or asset group) may not be recoverable. Elanco identifies impairment by comparing the projected undiscounted cash flows to be generated by the asset (or asset group) to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value utilizing a discounted cash flow analysis, and the cost basis is adjusted.

          Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually and when certain impairment indicators are present. When required, a comparison of fair value to the carrying amount of assets is performed to determine the amount of any impairment.

          The estimated cash flows and fair values used in Elanco's impairment reviews require significant judgment with respect to future volume; use of working capital; foreign currency exchange rates; the selection of appropriate discount rates; product mix; income tax rates and other assumptions and estimates. Such estimates and assumptions are determined based upon Elanco's business plans and when applicable, market participants' views of Elanco and other similar companies. Elanco makes these judgments based on Elanco's historical experience, relevant market size, historical pricing of similar products and expected industry trends. These assumptions are subject to change in future periods because of, among other things, additional information, financial information based on further historical experience, changes in competition, Elanco's investment decisions, volatility in foreign currency exchange rates, and results of research and development. A change in these assumptions or the use of alternative estimates and assumptions could have a significant impact on the estimated fair values of the assets, and may result in an impairment of the existing assets in a future period.

          During the years ended December 31, 2018, 2017 and 2016, Elanco recorded asset impairments of $81.9 million, $110.6 million and $98.3 million, respectively, due to changes in estimates or judgments related to the use of the assets. For more information related to Elanco's impairment charges, see Note 7: Asset Impairment, Restructuring and Other Special Charges to Elanco's consolidated and combined financial statements.

Deferred Tax Asset Valuation Allowances

          Elanco maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. Changes in valuation allowances are included in Elanco's tax provision in the period of change. In determining whether a valuation allowance is warranted, Elanco evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The realizability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if Elanco takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary. A change in these assumptions may result in an increase or decrease in the realizability of Elanco's existing deferred tax assets, and therefore a change in the valuation allowance, in future periods. As of December 31, 2018 and 2017, Elanco had valuation allowances of $21.4 million and $127.7 million, respectively.

Qualitative and Quantitative Disclosures About Market Risk

Foreign Exchange Risk

          Elanco operates on a global basis and is exposed to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign exchange rates. Elanco is primarily exposed to foreign exchange risk with respect to net assets denominated in the euro, British pound, Canadian dollar, Australian dollar and Brazilian real. Lilly maintains a foreign currency risk management program through a central shared entity, which enters into derivative contracts to hedge foreign currency risk associated with forecasted transactions for the entire company, including historically for Elanco's operations. Gains and losses on derivative contracts entered into by Lilly have been allocated to Elanco's results to the extent they were to cover exposure related to Elanco's business and offset gains and losses on underlying foreign currency exposures. Following the separation, Elanco started implementing its own foreign currency risk management program.

          Elanco also faces currency exposure that arises from translating the results of its global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. Elanco may enter into foreign currency forward or option derivative contracts to reduce the effect of fluctuating currency exchange rates in future periods, but its historical results do not reflect the impact of any such derivatives related to its exposure to foreign currency impacts on translation.

          Elanco estimates that a hypothetical 10% adverse movement in all foreign currency exchange rates related to the translation of the results of its foreign operations would decrease its net income by approximately $11.2 million for the year ended December 31, 2018.

          Elanco also bears foreign exchange risk associated with the future cash settlement of an existing net investment hedge. In October 2018, Elanco entered into a fixed interest rate, 5-year, 750 million Swiss franc NIH against Swiss franc assets. The NIH is expected to generate approximately $25 million in cash and contra interest expense per year; however, there is potential for significant 2023 settlement exposure on the 750 million Swiss franc notional if the U.S. dollar devalues versus the Swiss franc.

Interest Risk

          Elanco is exposed to interest rate risk on the long-term debt Elanco incurred in connection with its IPO. Prior to the IPO, Elanco did not have any interest rate exposure. Elanco has cash flow risk associated with its $500.0 million of borrowings that pay interest based on variable rates. Elanco actively monitors its exposure and may enter into financial instruments for the purpose of limiting its exposure based on its assessment of risk.

Recently Issued Accounting Pronouncements

          For discussion of Elanco's new accounting standards, see Note 4: Summary of Significant Accounting Policies — Implementation of New Financial Accounting Pronouncements to Elanco's consolidated and combined financial statements.

 INDUSTRY OF ELANCO

Overview

          Global animal health industry revenue is projected to grow nominally at a CAGR of 5% from 2017 to 2023, according to Vetnosis. Importantly, this growing industry, which includes both food and companion animals, benefits billions of people worldwide. The food animal sector focuses on species raised to provide animal protein, such as cattle, other ruminants (e.g., sheep and goats), swine, poultry and aqua. The companion animal — or pet — sector focuses primarily on dogs and cats.

          Animal health medicines, vaccines and functional nutritionals represent an estimated global market of $34.3 billion, based on 2017 revenue, according to industry sources. Medicines and vaccines represent a global market of $32.0 billion, based on 2017 revenue, and grew at a CAGR of 4% from 2007 to 2017, according to Vetnosis. Elanco's management expects this trend to continue through at least 2023 based on industry projections. Functional nutritionals (specifically enzymes, probiotics and prebiotics) used in food animal production represent a global market of $2.3 billion, according to industry sources. Based on industry projections, Elanco's management expects functional nutritionals to grow faster than the medicines and vaccines market.

          Food Animal.    Food animal medicines and vaccines, including aquaculture, represented $21.2 billion of revenue in 2017 and grew at a CAGR of 4% from 2007 to 2017, according to Vetnosis.

          Factors influencing growth in demand for food animal medicines and vaccines include:

  •
  one in three people needs improved nutrition;

  •
  increased global demand for protein, particularly poultry and aquaculture;

  •
  natural resource constraints, such as scarcity of arable land, fresh water and increased competition for cultivated land, driving the need for more efficient food production;

  •
  loss of productivity due to food animal disease and death;

  •
  increased focus on food safety and food security; and

  •
  human population growth, increased standards of living, particularly in many emerging markets, and increased urbanization.

          Functional nutritionals used in food animal production represent an additional market estimated at $2.3 billion. Growth in functional nutritionals is influenced, among other factors, by demand for antibiotic alternatives that can promote animal health and increase productivity.

          Companion Animal.    Companion animal medicines and vaccines represented $10.8 billion of revenue in 2017 and grew at a CAGR of 4% from 2007 to 2017, according to Vetnosis.

          Factors influencing growth in demand for companion animal medicines and vaccines include:

  •
  increased pet ownership globally;

  •
  pets living longer; and

  •
  increased pet spending as pets are viewed as members of the family by owners.

Food Animal Sector

Food Animal Growth Drivers

          The global food animal sector is primarily focused on the production of cattle (both dairy and beef), other ruminants, swine, poultry and fish. These animals are the basis for most of the worldwide consumption of animal-based protein.

          Animal protein now constitutes a larger percentage of the average human diet than ever before. Annual meat production would need to rise by 74%, or over 200 million tons, to reach 470 million tons by 2050 to meet expected global demand. The growth in animal protein consumption is being influenced in part by a growing middle class in developing countries, the global industrialization of food animal production and easier access to safe and affordable meat products. With billions of people currently receiving insufficient daily nutrition, Elanco expects the demand for food animal protein to continue to rise to address this unmet need.

          To meet the growing demand for animal protein, additional output is necessary. Simply adding livestock strains the environment and results in the overuse of natural resources. In order to meet the increased demand for animal protein, producers are increasingly looking for ways to drive efficiency and promote animal health through the use of medicines and vaccines.

          Industry sources estimate that 20% of production animals are lost to disease and death. By improving health and lowering mortality rates of food animals — predominantly by actively preventing common parasites, diseases and viruses — producers are able to increase production yields and promote more efficient feeding. Elanco believes most food producers find that the positive impact of these therapies outweighs their price, especially as they represent a small portion of the total cost of production. Consequently, Elanco expects that use of these treatments will continue.

Food Animal Product Categories

          Food animal medicines, vaccines and functional nutritionals are divided into two main categories: FA Ruminants & Swine and FA Future Protein & Health.

FA Ruminants & Swine

          Ruminants and swine, which is comprised of beef and dairy cattle, sheep, goats and pigs, constituted approximately three quarters of the food animal sector revenue by species in 2017, representing an estimated $15.5 billion of revenue, according to Vetnosis. Ruminants and swine are important sources of animal protein throughout the world, and Elanco believes it will continue to be a material category going forward. Management believes this category will continue to grow, albeit at a slower pace than FA Future Protein & Health, and that medicines and vaccines will continue to play a prominent role in the health and productivity of food animals.

FA Future Protein & Health (Poultry, Aquaculture and Functional Nutritionals)

          Poultry and fish are among the fastest growing proteins in the food animal sector. The rapid growth of these proteins is expected to continue.

          Fish is the fastest growing animal protein globally. Aquaculture — the farming of aquatic organisms such as fish and crustaceans — remains an immature market where low production yields and high costs due to mortality and biological challenges have limited market growth. These factors have led to increased expenditures on aquaculture-specific animal health products.

          The use of functional nutritionals to promote animal health and immunity is another path to help producers maximize animal production efficiency and limit use of antibiotics. Enzymes,

prebiotics and probiotics are being studied and used across food animal species today. Enzymes in animal feed act to improve feed digestibility and reduce gut inflammation, improving nutrient absorption and reducing cost for producers. Prebiotics are non-digestible functional ingredients fermented in the large colon that feed the beneficial bacteria in the animal's gut and support microbiome health. Probiotics are live bacteria added to feed in order to manage the microbiome and prevent infections. This category is expected to grow faster than the food animal medicines and vaccines market. The FA Future Protein & Health market represented an estimated $7.9 billion of revenue in 2017.

Companion Animal Sector

Companion Animal Growth Drivers

          Pets are becoming a larger part of the average family dynamic and are increasingly viewed as "members of the family." The number of pets owned in the U.S. has increased in recent years, and in 2017, 68% of all U.S. households owned a pet. With pets living longer, consumers are spending more disposable income to give their "family member" a healthier, more comfortable life. Most veterinary expenditures are paid out of pocket. Even in times of recession, pet owners are less sensitive to the overall price of pet care than to other aspects of their lifestyle. As new innovations emerge, pet owners now have a greater ability to extend the life of their pet by treating chronic diseases and ailments associated with old age.

          The U.S. pet ownership trend is being echoed in other parts of the world. Outside the U.S., the number of dogs and cats receiving healthcare is growing with the increasing middle class. In emerging markets, from 2003 to 2016, cat and dog pet ownership grew by approximately 50%.

Companion Animal Product Categories

          Companion animal medicines and vaccines are divided into two main categories: CA Disease Prevention and CA Therapeutics.

CA Disease Prevention

          CA Disease Prevention consists primarily of parasiticides, which predominantly target fleas, ticks, heartworms, roundworms, hookworms, whipworms and tapeworms; and vaccines, which target rabies, rhinotracheitis, feline leukemia, hepatitis, parainfluenza and other conditions. As pet owners become increasingly willing to spend money on their pets, they are extending the lives and quality of life of their pets through preventative care, mirroring human health trends. Prevention of fleas, ticks, worms and other parasites, as well as vaccination against infection, have become widely adopted by consumers. The CA Disease Prevention market represented an estimated $6.4 billion of revenue in 2017.

CA Therapeutics

          CA Therapeutics consists of products used to treat or manage chronic disease in pets. Examples include products for pain, inflammation, arthritis, cardiovascular issues, otitis (ear infections), dermatology conditions, diabetes and many others. These therapies, which offer a higher quality of life for pets, are growing, driven by innovation in new molecules and improved delivery formulations. As pets live longer and owners' willingness to provide them with medical treatment strengthens, innovation has further expanded with therapies influenced by human health, offering the potential for development of new animal health medicines and capabilities. The CA Therapeutics market represented an estimated $4.4 billion in revenue in 2017.

Key Structural Characteristics of the Animal Health Industry

  •
  Brands often have long, sustainable value.  Branded animal health products often retain significant, and occasionally increased, market share after many years on the market, even after the loss of patent protection. As an example, five of Elanco's top 10 products, based on 2018 revenue, have been on the market for over 25 years. In the food animal sector, the level of competition is influenced by macro-economic factors, brand loyalty, distribution models and the absence of governmental or third-party payer systems. In the companion animal sector, competition is influenced by brand loyalty, new innovation, relationships with veterinarians, channel expansion and the overall growth in pet ownership.

  •
  Diversified product portfolios.  Animal health companies often derive their revenue from dozens, if not hundreds, of products and are frequently not dependent on a select few flagship products. For example, Elanco's top 10 products accounted for only 42% of revenue in 2018. Elanco believes companies with diversified global companion and food animal product portfolios can be more resilient to changing market dynamics and are structured to better balance potential geographic, product and species volatility.

  •
  Deep customer relationships.  Direct customer models allow animal health sales representatives and veterinary consultants to develop a deep understanding of customer needs, which often facilitate strong and impactful relationships. Representatives and consultants frequently partner with customers through product support and analytics, driving additional value for the customer.

  •
  Fast and efficient R&D model.  Product approvals typically require a limited number of targeted studies in animals, which moderates research expenses. The approval process is generally predictable given the number of studies required, leading to average timelines from initiation of development to approval of three to seven years at a cost of $50 million to $100 million.

  •
  Self-pay market.  Food animal producers, pet owners and veterinarians typically pay for products out of pocket, making them the primary decision makers. This results in manufacturers being able to price products based primarily on the end customer's realized value.

 BUSINESS OF ELANCO

Overview

          Elanco is a premier animal health company that innovates, develops, manufactures and markets products for companion and food animals. Headquartered in Greenfield, Indiana, Elanco is the fourth largest animal health company in the world, with revenue of $3.1 billion for the year ended December 31, 2018. Globally, Elanco is #1 in medicinal feed additives, #2 in poultry and #3 in cattle, measured by 2017 revenue, according to Vetnosis. Elanco also has one of the broadest portfolios of pet parasiticides in the companion animal sector. Elanco offers a diverse portfolio of more than 125 brands that make it a trusted partner to veterinarians and food animal producers in more than 90 countries.

          On September 24, 2018, the IPO was completed, pursuant to which Elanco issued and sold 19.8% of Elanco's total outstanding shares. As of the date of this prospectus, Lilly owns 80.2% of the outstanding shares of Elanco common stock. On September 20, 2018, Elanco common stock began trading on the NYSE under the symbol "ELAN." On September 24, 2018, immediately preceding the completion of the IPO, Lilly transferred to Elanco substantially all of its animal health businesses in exchange for (i) all of the net proceeds ($1,659.7 million) Elanco received from the sale of Elanco common stock in the IPO, including the net proceeds it received as a result of the exercise in full of the underwriters' option to purchase additional shares, (ii) all of the net proceeds (approximately $2,000 million) Elanco received in the Senior Notes Offering and (iii) all of the net proceeds ($498.6 million) Elanco received from the entry into the Term Facility. In addition, immediately prior to the completion of the IPO, Elanco and Lilly entered into certain agreements that provide a framework for Elanco's ongoing relationship with Lilly, which agreements will remain in effect following the completion of the exchange offer. For more information, see "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly."

          Elanco's vision is to enrich the lives of people through food — making protein more accessible and affordable — and through pet companionship — helping pets live longer, healthier lives. Elanco advances its vision by offering products in four primary categories:

  •
  Companion Animal Disease Prevention ("CA Disease Prevention").  Elanco has one of the broadest parasiticide portfolios in the companion animal sector based on indications, species and formulations, with products that protect pets from worms, fleas and ticks. Combining its parasiticide portfolio with its vaccines presence, Elanco is a leader in the U.S. in the disease prevention category based on share of revenue.

  •
  Companion Animal Therapeutics ("CA Therapeutics").  Elanco has a broad pain and osteoarthritis portfolio across species, modes of action, indications and disease stages. Pet owners are increasingly treating osteoarthritis in their pets, and Elanco's Galliprant product is one of the fastest growing osteoarthritis treatments in the U.S. Elanco also has treatments for otitis (ear infections), as well as cardiovascular and dermatology indications.

  •
  Food Animal Future Protein & Health ("FA Future Protein & Health").  Elanco's portfolio in this category, which includes vaccines, nutritional enzymes and animal-only antibiotics, serves the growing demand for protein and includes innovative products in poultry and aquaculture production, where demand for animal health products is outpacing overall industry growth. Elanco is focused on developing functional nutritional health products that promote food animal health, including enzymes, probiotics and prebiotics. Elanco is a leader in providing vaccines as alternatives to antibiotics to promote animal health based on share of revenue.

  •
  Food Animal Ruminants & Swine ("FA Ruminants & Swine").  Elanco has developed a range of food animal products used extensively in ruminant (e.g., cattle, sheep and goats) and swine production.

          Elanco has a top four presence in all four key industry geographic regions: North America ("NA"); Europe, the Middle East and Africa ("EMEA"); Latin America ("LATAM"); and Asia-Pacific ("APAC"), as measured by 2017 revenue, according to Vetnosis. The following graphs demonstrate Elanco's revenue for the year ended December 31, 2018 by product category, geography and its highest revenue products:

Percentage of 2018 Revenue
By Product Category(1)

(1)
Certain percentages may reflect rounding adjustments.

(2)
Strategic Exits includes revenue from third-party manufacturing, distribution and other contractual arrangements, as well as an equine product not core to Elanco's business and transitional contract manufacturing activity associated with the supply of human growth hormone to Lilly, which Elanco has either exited or made the decision to exit.

Percentage of 2018 Revenue By Region(1)	Percentage of 2018 Revenue By Highest Revenue Products(1)

(1)
Certain percentages may reflect rounding adjustments.

(2)
LATAM includes aquaculture in all regions.

          Through its global sales force of approximately 1,475 sales representatives, its veterinary consultants and its key distributors, Elanco seeks to build strong customer relationships and fulfill demand for its food animal products primarily with food animal producers, veterinarians and nutritionists, and for Elanco's companion animal products primarily with veterinarians and, in some markets, pet owners. Elanco is also expanding into retail channels in order to meet pet owners where they want to purchase.

          Elanco's inclusive approach to sourcing innovation helps it identify, attract, fund and develop new ideas that enhance its pipeline and reduce risk as compared to an in-house only approach. Elanco has launched eleven products from 2015 to 2018 that delivered $24.7 million of revenue in 2015, $97.9 million of revenue in 2016, $143.8 million of revenue in 2017 and $274.2 million of revenue in 2018.

          Elanco believes it has an experienced leadership team that fosters an adaptive, purpose-driven culture among approximately 5,780 employees worldwide as of December 31, 2018 and that Elanco's employees share a deep conviction for achieving its vision of food and companionship, enriching life.

          For the years ended December 31, 2018, 2017 and 2016, Elanco's revenue was $3.1 billion, $2.9 billion and $2.9 billion, respectively, Elanco's net income (loss) was $86.5 million, $(310.7) million and $(47.9) million, respectively, Elanco's adjusted EBITDA was $647.5 million, $498.9 million and $540.4 million, respectively, and Elanco's adjusted net income was $431.8 million, $250.5 million and $332.7 million, respectively. For a reconciliation of adjusted EBITDA and adjusted net income to net income (loss), see "Summary — Selected Historical and Pro Forma Financial Data for Lilly and Elanco."

Products

          Elanco has a diverse portfolio of products marketed under more than 125 brands, including products for both food animals and companion animals.

          Elanco's food animal products are designed to enable producers to keep animals healthy and deliver more food while using fewer resources. Elanco's antibacterials, anticoccidials, vaccines and parasiticides aim to make food safer by preventing and controlling disease. Elanco offers products and support to enhance the integrity of the food supply, while Elanco's productivity enhancers help make food more affordable and abundant by increasing the amount of meat, milk or eggs an animal can supply. Furthermore, Elanco's expertise and data analytics help its customers improve production efficiency and business performance. Food animal products represented approximately 61% of Elanco's revenue for the year ended December 31, 2018.

          Elanco's companion animal products help veterinarians better care for pets. Elanco partners with pet owners and veterinarians for the purpose of providing a consistent flow of innovative and effective products and support. Elanco's R&D focuses on products that prevent and treat disease, improve and extend quality of life and improve the type of care received by pets. Elanco also partners closely with veterinarians to provide technical support and case management for its products. Companion animal products represented approximately 35% of Elanco's revenue for the year ended December 31, 2018.

          Elanco groups its products into four principal categories:

  •
  CA Disease Prevention:  includes parasiticides and vaccine products for canines and felines.

  •
  CA Therapeutics:  includes products for the treatment of pain, osteoarthritis, otitis, cardiovascular and dermatology indications in canines and felines.

  •
  FA Future Protein & Health:  includes vaccines, antibiotics, parasiticides and other products used in poultry and aquaculture production, as well as functional nutritional health products, including enzymes, probiotics and prebiotics.

  •
  FA Ruminants & Swine:  includes vaccines, antibiotics, implants, parasiticides and other products used in ruminants and swine production, as well as certain other food animal products.

          Elanco's revenue by product category for the years ended December 31, 2018, 2017, 2016 and 2015 was the following:

	Year Ended December 31,
	2018	2017	2016	2015
CA Disease Prevention	$804.6	$660.2	$628.4	$591.2
CA Therapeutics	283.1	260.8	255.6	245.2
FA Future Protein & Health	711.2	649.2	630.8	633.2
FA Ruminants & Swine	1,174.0	1,175.0	1,309.2	1,356.6
Other	$93.9	143.8	89.5	82.9

Total Revenue	$3,066.8	$2,889.0	$2,913.5	$2,909.1

          Elanco pursues the development of new chemical and biological molecules through its innovation strategy. Since 2015, Elanco has launched the following eleven products:

  •
  In CA Disease Prevention, Credelio and Interceptor Plus.

  •
  In CA Therapeutics, Galliprant and Osurnia.

  •
  In FA Future Protein & Health, Inteprity, Imvixa, Clynav and Correlink.

  •
  In FA Ruminants & Swine, Imrestor, Kavault and Prevacent.

          In the second quarter of 2018, Elanco suspended commercialization of Imrestor and plans to pursue additional indications.

          In 2016, Elanco announced the creation of its Nutritional Health organization, which focuses on functional nutrition products, including enzymes, probiotics and prebiotics, which impact animal microbiomes and other dietary factors to reduce disease incidence, improve gut health and enhance feed digestibility. Elanco first focused on nutritional health in 2012, with the acquisition of ChemGen and the Hemicell brand. In 2016, Elanco entered into an agreement with Agro Biosciences, Inc. to commercialize Correlink — a novel direct-fed microbial (probiotic) product outside the U.S. In early 2018, Elanco announced a new global, exclusive in-licensing agreement with Ab E Discovery to further develop and bring to the market an in feed antibody product focused on reducing and controlling coccidiosis.

          Rumensin, Elanco's top selling product, contributed approximately 11% of its revenue in 2018 and 10% of its revenue in 2017, 2016 and 2015. No other product contributed 10% or more of Elanco's revenue. Elanco's top five selling products, Rumensin, Trifexis, Maxiban, Denagard and Interceptor Plus, collectively contributed approximately 31% of its 2018 revenue. Elanco's top 10 products collectively contributed 42% of its 2018 revenue.

          Set forth below is information regarding Elanco's principal products.

CA Disease Prevention Products

Product	Description	Primary Species

Bronchi Shield III and Bronchi Shield Oral (vaccines)	Bronchi Shield III — To protect against adenovirus, parainfluenza and Bordetella bronchiseptica (Bb) in dogs. Bronchi Shield Oral — To protect against Bb in dogs.	Dogs
Comfortis (spinosad)
	To kill fleas and prevent and treat flea infestations (Ctenocephalides felis) in cats 14 weeks of age or older and weighing at least 4.1 lbs. and dogs 14 weeks of age or older and weighing at least 5.0 lbs.	Cats, Dogs
Credelio (lotilaner)
	To kill adult fleas and to treat flea infestations (Ctenocephalides felis) and treat and control tick infestations (Amblyomma americanum (lone star tick), Dermacentor variabilis (American dog tick), Ixodes scapularis (black-legged tick) and Rhipicephalus sanguineus (brown dog tick)) for one month in dogs and puppies 8 weeks of age or older and weighing at least 4.4 lbs.	Dogs
Duramune (vaccines)	Includes multiple products that collectively protect against distemper, adenovirus, parvovirus, corona, parainfluenza, leptospira canicola, and other diseases in dogs.	Dogs
Rabvac (vaccines)	To protect against rabies, includes a 1-year and 3-year shot.	Cats, Dogs
Fel-O-Vax (vaccines)	Includes multiple products that collectively protect against Leukemia, rhinovirus, calicivirus, panleukopenia, and chlamydia in cats.	Cats
Fel-O-Guard (vaccines)	Includes multiple products that collectively protect against Leukemia, rhinovirus, calicivirus, panleukopenia, and chlamydia in cats.	Cats
Interceptor Plus (milbemycin oxime/praziquantel)
	To prevent heartworm disease caused by Dirofilaria immitis and for the treatment and control of adult roundworm (Toxocara canis and Toxascaris leonina), adult hookworm (Ancylostoma caninum), adult whipworm (Trichuris vulpis), and adult tapeworm (Taenia pisiformis, Echinococcus multilocularis, and Echinococcus granulosus) infections in dogs and puppies weighing at least 2 lbs. and 6 weeks of age or older. Interceptor Plus is a relaunch of a previously approved formula.	Dogs

Product	Description	Primary Species

Milbemax (milbemycin oxime + praziquantel)	To treat and control parasitic infections due to adult hookworm, adult roundworm and adult tapeworm and to prevent heartworm disease caused by Dirofilaria immitis in cats and dogs.	Cats, Dogs
Trifexis (spinosad + milbemycin oxime)
	To prevent heartworm disease (Dirofilaria immitis) and to kill fleas. Trifexis is indicated for the prevention and treatment of flea infestations (Ctenocephalides felis), and the treatment and control of adult hookworm (Ancylostoma caninum), adult roundworm (Toxocara canis and Toxascaris leonina) and adult whipworm (Trichuris vulpis) infections in dogs and puppies 8 weeks of age or older and weighing at least 5 lbs.	Dogs

CA Therapeutics Products

Product	Description	Primary Species

Atopica (cyclosporine A)	To control atopic dermatitis in dogs weighing at least 4 lbs.	Dogs
Fortekor Plus (benazepril + pimobendan)	To treat congestive heart failure due to atrioventricular valve insufficiency or dilated cardiomyopathy in dogs.	Dogs
Galliprant (grapiprant)	To control pain and inflammation associated with osteoarthritis in dogs.	Dogs
Onsior (robenacoxib)
	To control postoperative pain and inflammation associated with soft tissue surgery in dogs weighing at least 5.5 lbs. and 4 months of age or older and control postoperative pain and inflammation associated with orthopedic surgery, ovariohysterectomy and castration in cats weighing at least 5.5 lbs. and 6 months of age or older; for up to a maximum of 3 days.	Cats, Dogs
Osurnia (terbinafine + florfenicol + betamethasone acetate)	To treat otitis externa in dogs associated with susceptible strains of bacteria (Staphylococcus pseudintermedius) and yeast (Malassezia pachydermatis).	Dogs

FA Future Protein & Health

Product	Description	Primary Species

AviPro (vaccines)	Includes multiple products that collectively protect against Newcastle disease, infectious bronchitis, fowl cholera, paramyxovirus Type 3, Bursal Disease, other diseases and foodborne pathogens like Salmonella in poultry.	Poultry
Clynav (plasmid deoxyribonucleic acid vaccine)
	To immunize Atlantic salmon to reduce impaired daily weight gain, and reduce mortality, and cardiac, pancreatic and skeletal muscle lesions caused by pancreas disease following infection with salmonid alphavirus subtype 3 (SAV3).	Fish (Salmon)
Coban / Elancoban (monensin)
	To aid in the prevention of coccidiosis in broiler and replacement chickens (caused by Eimeria necatrix, E. tenella, E. acervulina, E. brunetti, E. mivati, and E. maxima), in turkeys (caused by Eimeria adenoeides, E. meleagrimitis and E. gallopavonis) and in growing Bobwhite quail (caused by Eimeria dispersa and E. lettyae). Coban/Elancoban is an animal-only antibiotic and an ionophore.	Poultry
Hemicell (endo-1, 4-b-mannanase)	Enzyme supplement for poultry and swine feeds that contain a source of b-mannanase, which hydrolyses the b-mannans present in soybean and corn meal.	Poultry, Swine
Imvixa (lufenuron)	To prevent and control infestation caused by sea lice, Caligus reogercresseyi, in farmed salmon.	Fish (Salmon)
Maxiban (narasin + nicarbazin)	To prevent coccidiosis in broiler chickens caused by Eimeria necatrix, E. tenella, E. acervulina, E. brunetti, E. mivati and E. maxima. Maxiban is an animal-only antibiotic and an ionophore.	Poultry
Monteban (narasin)	To prevent coccidiosis in broiler chickens caused by Eimeria necatrix, E. tenella, E. acervulina, E. brunetti, E. mivati and E. maxima. Monteban is an animal-only antibiotic and an ionophore.	Poultry
Surmax / Maxus / Inteprity (avilamycin)	To prevent mortality caused by necrotic enteritis associated with Clostridium perfringens in broiler chickens. Surmax, Maxis and Inteprity are animal-only antibiotics.	Poultry

FA Ruminants & Swine

Product	Description	Primary Species

Denagard (tiamulin)	To treat Swine Dysentery associated with Serpulina hyodysenteriae susceptible to tiamulin and for treatment of swine bacterial enteritis caused by Escherichia coli and Salmonella choleraesuis sensitive to chlortetracycline and treatment of bacterial pneumonia caused by Pasteurella multocida sensitive to chlortetracycline. Denagard is a shared-class antibiotic.	Swine
Optaflexx / Paylean (ractopamine hydrochloride)
	To increase rate of weight gain, improve feed efficiency and increase carcass leanness, and used as a top dress feed to increase rate of weight gain and improve feed efficiency in cattle fed in confinement for slaughter during the last 28 to 42 days on feed. Ractopamine, the active ingredient in Paylean and Optaflexx, is a beta adrenoreceptor agonist.	Cattle, Swine
Pulmotil (tilmicosin)	For swine: To control swine respiratory disease associated with Actinobacillus pleuropneumoniae and Pasteurella multocida.	Cattle, Swine

For cattle: To control bovine respiratory disease (BRD) associated with Mannheimia haemolytica, Pasteurella multocida and Histophilus somni in groups of beef and non-lactating dairy cattle, where active BRD has been diagnosed in at least 10% of the animals in the group. Pulmotil is a shared-class antibiotic.
Rumensin (monensin)	For cattle fed in confinement for slaughter: To improve feed efficiency and prevent and control coccidiosis due to Eimeria bovis and Eimeria zuernii.	Cattle
For dairy cows: To increase milk production efficiency (production of marketable solids-corrected milk per unit of feed intake).

For growing cattle on pasture or in dry lot (stocker and feeder and dairy and beef replacement heifers): To increase rate of weight gain and to prevent and control coccidiosis due to Eimeria bovis and Eimeria zuernii.
For mature reproducing beef cows: To improve feed efficiency when receiving supplemental feed and to prevent and control coccidiosis due to Eimeria bovis and Eimeria zuernii.

Product	Description	Primary Species

For goats: To prevent coccidiosis due to Eimeria crandallis, Eimeria christenseni and Eimeria ninakohlyakimovae in goats maintained in confinement.
For calves (excluding veal calves): To prevent and control coccidiosis due to Eimeria bovis and Eimeria zuernii.
Rumensin is an animal-only antibiotic and an ionophore.
Tylan Premix (tylosin phosphate)
	To control porcine proliferative enteropathies associated with Lawsonia intracellularis and to control porcine proliferative enteropathies associated with Lawsonia intracellularis immediately after medicating with Tylan Soluble (tylosin tartrate) in drinking water. Tylan Premix is a shared-class antibiotic.	Swine, Cattle, Poultry
Vira Shield (vaccines)
	Includes multiple products that protect against infection, bovine rhinotracheitis, bovine viral diarrhea, bovine respiratory syncytial virus, bovine respiratory disease, leptospira canicola and other diseases in cattle.	Cattle

Antibiotics

          Antimicrobial resistance in humans, or the risk that human pathogens evolve or otherwise emerge that are resistant to antibiotics or other antimicrobials, is a significant health concern, and animal agriculture can play a role in mitigating this risk. As a company dedicated to the health and well-being of animals, Elanco seeks to help veterinarians and farmers responsibly use antibiotics when treating animals. In its efforts to address antibiotic resistance while protecting animal health, Elanco introduced a global antibiotic stewardship plan focusing on increasing responsible antibiotic use; reducing the need for shared-class antibiotics; and replacing antibiotics with alternatives to help livestock producers treat and prevent animal disease. Antibiotics, used responsibly, along with good animal care practices, help enhance food safety and animal well-being.

There are two classes of antibiotics used in animal health:

  •
  Animal-only antibiotics and ionophores:  Not all pathogens that cause disease in animals are infectious in humans, and accordingly animal-only antibiotics are not used in human medicine (i.e., not medically important). Ionophores are a special class of animal-only antimicrobials uniquely developed only for use in animals. In Europe and certain other jurisdictions, ionophores are not currently classified as antibiotics. Because of their animal-only designation, mode of action, and spectrum of activity, their use is not considered to create the same risk of resistance in human pathogens.

  •
  Shared-class antibiotics:  These are used in both humans and animals. Some antibiotics are used to treat infectious disease caused by pathogens that occur in both humans and animals. Of the 18 major antibiotic resistance threats that the Centers for Disease Control and Prevention tracks, two are associated with infectious disease in animals. As part of Elanco's global antibiotic stewardship plan and in compliance with FDA guidance, shared-class antibiotics are labeled only for the treatment of an established need in animals and only with veterinarian oversight.

          Elanco has intentionally shifted away from shared-class antibiotics, and is focusing on animal-only antibiotics, as well as antibiotic-free solutions. In 2018, 12% of Elanco's revenue was from products classified as shared-class antibiotics, of which 4% of its revenue was in the U.S. and 8% was outside the U.S., whereas 25% of Elanco's revenue was from animal-only antibiotics and ionophores, of which ionophores constituted 21% of its revenue. Through Elanco's policies and efforts in this area, it seeks to protect the benefits of antibiotics in human medicine, while responsibly protecting the health of food animals and the safety of our food supply.

Sales and Marketing

          Elanco's sales organization includes sales representatives, veterinary consultants and other value added specialists. In markets where Elanco does not have a direct commercial presence, it generally contracts with distributors that provide logistics and sales and marketing support for its products.

          Elanco's sales representatives visit its customers, including consultants, veterinarians, food animal producers, and resellers, to inform, promote and sell Elanco's products and to support customers. Elanco's veterinary consultants provide scientific consulting focused on disease management and herd management, training and education on diverse topics, including responsible product use, and generally have advanced degrees in veterinary medicine, veterinary nutrition or other agriculture-related fields. These direct relationships with customers allow Elanco to understand their needs. Additionally, Elanco's sales representatives and veterinary consultants focus on collaborating with its customers to educate and support them on topics such as local disease awareness and to help them adopt new and more sophisticated animal health solutions, including through the use of Elanco's products. As a result of these relationships, Elanco's sales and consulting visits provide it with access to customer decision makers. In addition, Elanco's sales and marketing organization provides enhanced value by providing support to food animal producers to help maximize their yields and reduce costs. Elanco's analytics help customers analyze large amounts of health and production data. As of December 31, 2018, Elanco had approximately 1,475 sales representatives.

Customers

          Elanco primarily sells its food animal products to third-party distributors and directly to a diverse set of food animal producers, including beef and dairy farmers as well as pork, poultry and aquaculture operations. Elanco primarily sells its companion animal products to third-party distributors, as well as directly to veterinarians that typically then sell Elanco's products to pet owners. Elanco is also expanding into retail channels in order to meet pet owners where they want to purchase. Elanco's largest customer, an affiliate of AmerisourceBergen Corp., is a third-party veterinary distributor and represented approximately 12% of Elanco's revenue for the year ended December 31, 2018. Elanco's next largest customer represented approximately 7% of its revenue for the year ended December 31, 2018 and no other customer represented more than 5% of Elanco's revenue for the same period.

Research and Development

          Elanco's R&D organization is comprised of internal research, global development, global regulatory and external innovation collaborations and venture investing. As of December 31, 2018, Elanco employed approximately 690 employees in its global R&D and Regulatory Affairs organizations. Elanco's R&D headquarters is located in Greenfield, Indiana. Elanco has R&D facilities in Basel, Switzerland; Prince Edward Island, Canada; and Yarrandoo, Australia and R&D facilities co-located with manufacturing sites in Fort Dodge, Iowa; and Cuxhaven, Germany. Additional R&D operations are located in Sao Paulo, Brazil; Shanghai, China; and Bangalore, India.

Elanco incurred R&D expenses of $246.6 million in 2018, $251.7 million in 2017 and $265.8 million in 2016.

          New product innovation is a core part of Elanco's business strategy. Elanco's R&D investment is focused on projects that target novel product introductions, as well as new indications, presentations, combinations and species expansion. Elanco's approach is a build, buy, or ally strategy to develop compelling targets and concepts that originate from its scientists and innovators, academia, agribusiness, or human pharmaceutical and biotechnology at all stages of R&D. The ability to source its concepts from different areas allows Elanco to create a pipeline that can be competitive in the categories in which it has chosen to compete, while reducing its risk by not owning and funding all aspects of its R&D projects.

          Elanco seeks to concentrate its resources in areas where it believes the science and Elanco's capabilities best match the opportunities in the animal health market. Specifically, Elanco's R&D focuses on six areas across companion animals and food animals. For companion animals, Elanco has R&D activities in therapeutics, vaccines and parasiticides, while in food animals Elanco is pursuing pharmaceuticals, vaccines and nutritional health.

          Elanco's R&D efforts consist of more than 100 active programs balanced across species and technology platforms. For both food animals and companion animals, Elanco applies both large and small molecule approaches. In vaccines, Elanco's efforts encompass a full range of modified live, inactivated and nucleic acid strategies. In nutritional health, Elanco focuses on products based on enzymes, probiotics, prebiotics and other approaches that modulate biological activity in the animal digestive tract. Additionally, Elanco employs various delivery strategies for products including in-feed, injectable, oral and topical formulations developed in conjunction with its manufacturing team to assure production that maximizes the capabilities within Elanco's internal and external manufacturing network.

          Elanco engages in licensing and business development to acquire assets for its pipeline and new R&D platforms and to establish strategic R&D collaborations. Elanco makes and maintains capital investments in venture capital vehicles that focus on agribusiness and animal health, and Elanco engages in risk sharing collaborations to expand its external capital sources to augment internal investments. To support collaborations with innovation sources focused on human health Elanco has developed capabilities to conduct translational comparative medical research trials in animals with naturally occurring conditions that mimic a human disease or disorder. This type of collaboration de-risks unproven or less well-validated human hypotheses while potentially defining a clinically validated new approach in veterinary medicine.

          Elanco's R&D and commercial leadership allocate R&D investment annually with the goal of aligning near- and long-term strategic opportunities and objectives. Portfolio investment decisions are made based on the probability of technical success and regulatory approval, timing of approval/launch and earlier milestones, feasibility and cost of development and manufacture, intellectual property protection and market attractiveness/commercial forecast. R&D projects are supported by pharmaceutical project management approaches and Elanco aims for all of its supporting R&D functional capabilities and capacities to be managed and matched to the evolving demands of the pipeline. Elanco believes this overall R&D management system has enabled it to consistently gain product approvals while maintaining clear visibility to pipeline breadth and depth to support sustained launches into the future.

Manufacturing and Supply Chain

          Prior to the separation, Elanco's products were manufactured at both sites operated by Elanco and sites operated by third-party CMOs.

          Elanco owns and operates 12 internal manufacturing sites, four of which focus on vaccines, six of which focus on other animal health products and two of which are regional sites that focus on packaging:

Site	Location	Site	Location

Clinton	Indiana, U.S.	Winslow	Maine, U.S.
Speke	Liverpool, U.K.	Fort Dodge	Iowa, U.S.
Kansas City	Kansas, U.S.	Cuxhaven	Germany
Huningue	France	Chungli	Taiwan
Wusi	China	Barueri	Brazil
Terre Haute	Indiana, U.S.	Prince Edward Island	Canada

          Elanco will continue to manufacture one product, human growth hormone, for Lilly at one of these sites for a period of two years following the date of the separation. Lilly has the option to extend for three additional years.

          Elanco's global manufacturing and supply chain is also supported by a network of CMOs. As of December 31, 2018, this network was comprised of approximately 100 CMOs. Elanco's External Manufacturing Network centrally governs its global CMO relationships and provides oversight to these CMOs through four hubs.

          Elanco selects CMOs based on several factors: (i) their ability to reliably supply products or materials that meet Elanco's quality standards at an optimized cost; (ii) their access to specialty products and technologies; (iii) capacity; and (iv) financial analyses. Elanco's External Manufacturing Network seeks to ensure that all of the CMOs Elanco uses adhere to its standards of manufacturing quality.

          Elanco purchases certain raw materials necessary for the commercial production of its products from a variety of third-party suppliers. Elanco utilizes logistics service providers as a part of its global supply chain, primarily for shipping and logistics support.

          Elanco serves a global customer base through third-party distribution relationships and a direct commercial presence. Elanco intends to maintain such commercial presence in 50 or fewer countries by the end of the 2019, reduced from 70 countries in 2015. Elanco intends to continue its efficiency improvement programs in its manufacturing and supply chain organization. Elanco has strong globally managed and coordinated quality control and quality assurance programs in place at all internal manufacturing sites and external manufacturing hubs, and it regularly inspects and audits its internal sites and CMO locations. Elanco recently conducted a review of its global manufacturing and supply network to improve efficiency. As a result of this review and Elanco's operational efficiency program, since 2015, Elanco has exited ownership of its manufacturing sites in Vacaville, California; Dundee, Scotland; Sligo, Ireland; Larchwood, Iowa; and Cali, Colombia, reduced headcount from approximately 3,500 to approximately 2,300 employees and eliminated over 2,800 stock keeping units, or SKUs. Elanco currently supplies approximately 4,500 SKUs.

          Elanco's manufacturing sites experienced approximately 200 external regulatory inspections globally from 2015 to 2018, for which such regulators made no material critical findings.

Competition

          Elanco faces intense competition in the sectors and regions on which it focuses. Principal methods of competition vary depending on the particular region, species, product category, or individual product. Some of these methods include new product development, quality, price, service and promotion.

          Elanco's primary competitors include animal health medicines and vaccines companies such as Zoetis Inc.; Boehringer Ingelheim Vetmedica, Inc., the animal health division of Boehringer Ingelheim GmbH; Merck Animal Health, the animal health division of Merck & Co., Inc.; and Bayer Animal Health, the animal health division of Bayer AG. Elanco also faces competition globally from manufacturers of generic drugs, as well as from producers of nutritional health products, such as DSM Nutritional Products AG and Danisco Animal Nutrition, the animal health division of E. I. du Pont de Nemours and Company, a subsidiary of DowDuPont, Inc. There are also several new start-up companies working in the animal health area. In addition, Elanco competes with numerous other producers of animal health products throughout the world.

Intellectual Property

          Elanco's technology, brands and other intellectual property are important elements of its business. Elanco relies on patent, trademark, copyright and trade secret laws, as well as regulatory exclusivity periods and non-disclosure agreements to protect its intellectual property rights. Elanco's policy is to vigorously protect, enforce and defend its rights to its intellectual property, as appropriate.

          Elanco's product portfolio and certain product candidates enjoy the protection of approximately 3,000 patents and applications, filed in over 50 countries, with concentration in Elanco's major market countries as well as other countries with strong patent systems, such as Australia, Brazil, Canada, Europe, Japan and the U.S. Many of the patents and patent applications in Elanco's portfolio are the result of its own work, while other patents and patent applications in its portfolio were at least partially developed, and licensed to Elanco, by third parties. A subset of Elanco's current products or product candidates are covered by patents and patent applications in its portfolio.

          Patents for individual products expire at different times based on the date of the patent filing (or sometimes the date of patent grant) and the legal term of patents in the countries where such patents are obtained. For example, Galliprant's active ingredient, grapiprant, is encompassed by both compound and physical form patents in the U.S., Europe, Canada and other key markets, with terms that expire between at least October 2021 and March 2026. Various formulation and method of use patents encompass the spinosad pesticide products, Comfortis and Trifexis. The Comfortis formulation patent extends through August 2020 in the U.S., Canada and Australia, and, upon grant of applicable supplementing protection certificate ("SPC"), through August 2025 in Europe. The Trifexis formulation and method of use patents extends through September 2021 in the U.S., Canada and Australia, and, upon grant of applicable SPC, through September 2026 in Europe. Elanco typically maintains all of its patents and asserts its patent rights against third parties as appropriate.

          Additionally, many of Elanco's vaccine products, including the Duramune family of vaccines, are based on proprietary or patented master seeds and formulations. Elanco actively seeks to protect its proprietary information, including its trade secrets and proprietary know-how, through a variety of means including by seeking to require Elanco employees, consultants, advisors and partners to enter into confidentiality agreements and other arrangements upon the commencement of their employment or engagement.

          In order to facilitate the separation and allow Lilly's and Elanco's operations to continue with minimal interruption, Lilly licensed to Elanco the right to use certain intellectual property rights in the animal health field. In addition, Lilly has granted Elanco a transitional license to use certain of Lilly's trademarks for a period of time following the IPO. See "Agreements Between Lilly and Elanco and Other Related Party Transactions — Relationship between Elanco and Lilly — Transitional Trademark License Agreement."

          Elanco seeks to file and maintain trademarks around the world based on commercial activities in most regions where it has, or desires to have, a business presence for a particular product. Elanco currently maintains more than 9,000 trademark applications and registrations in major regions, primarily identifying products dedicated to the care of livestock and companion animals.

Regulatory

          The sale of animal health products is governed by the laws and regulations specific to each country in which Elanco sells its products. To maintain compliance with these regulatory requirements, Elanco has established processes, systems and dedicated resources with end-to-end involvement from product concept to launch and maintenance in the market. Elanco's regulatory function actively seeks to engage in dialogue with various global agencies regarding their policies that relate to animal health products. In the majority of Elanco's markets, the relevant health authority is separate from those governing human medicinal products.

United States

          U.S. Food and Drug Administration.    The regulatory body that is responsible for the regulation of animal health pharmaceuticals in the U.S. is the Center for Veterinary Medicine, a division of the FDA. All manufacturers of animal health pharmaceuticals must demonstrate their products to be safe, effective and produced by a consistent method of manufacture as defined under the Federal Food, Drug, and Cosmetic Act (the "FFDCA"). The FDA's basis for approving a new animal drug application is documented in a Freedom of Information Summary. Post-approval monitoring of products is required by law, with reports being provided to the CVM's Office of Surveillance and Compliance. Reports of product quality defects, adverse events or unexpected results are maintained and submitted in accordance with the law. Additionally, as part of the drug experience report, Elanco is required to submit all new information pertaining to the safety or effectiveness of a product, regardless of the source.

          U.S. Department of Agriculture.    The regulatory body in the U.S. for veterinary biologicals is the U.S. Department of Agriculture (the "USDA"). The Center for Veterinary Biologics within the Animal and Plant Health Inspection Service in the USDA is responsible for the regulation of animal health biologicals, which includes but is not limited to vaccines, bacterins, allergens, antibodies, antitoxins, toxoids, immunostimulants, certain cytokines, antigenic or immunizing components of live microorganisms, and diagnostic components of natural or synthetic origin, or that are derived from synthesizing or altering various substances or components of substances such as microorganisms, genes or genetic sequences, carbohydrates, proteins, antigens, allergens or antibodies. All manufacturers of animal health biologicals must show their products to be pure, safe, effective and produced by a consistent method of manufacture as defined under the Virus Serum Toxin Act. Post-approval monitoring of products is required. Reports of product quality defects, adverse events or unexpected results are maintained and submitted in accordance with the agency requirements.

          Environmental Protection Agency.    The main regulatory body in the U.S. for veterinary pesticides is the Environmental Protection Agency (the "EPA"). The EPA's Office of Pesticide Programs is responsible for the regulation of most pesticide products applied to animals in accordance with a memorandum of understanding (####-##-####) between the FDA and EPA for products that are subject to regulation under both the FFDCA and the Federal Insecticide, Fungicide and Rodenticide Act. All manufacturers of animal health pesticides must show their products will not cause unreasonable adverse effects to man or the environment as stated in the act. Within the U.S., individual state pesticide authorities must, before distribution in that state, also approve pesticide products that are approved by the EPA. Post-approval monitoring of products is required, with reports provided to the EPA and some state regulatory agencies.

          Food Safety Inspection Service.    The FDA is authorized to determine the safety of substances (including "generally recognized as safe" substances, food additives and color additives), as well as prescribe their safe conditions of use. However, although the FDA has the responsibility for determining the safety of substances, the Food Safety and Inspection Service, the public health agency in the USDA, retains, under the tenets of the Federal Meat Inspection Act and the Poultry Products Inspection Act and their implementing regulations, the authority to determine that new substances and new uses of previously approved substances are suitable for use in meat and poultry products.

          In addition, the FCPA prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Other countries have enacted similar anti-corruption laws and/or regulations. In some countries in which Elanco operates, the pharmaceutical and life sciences industries are exposed to a high risk of corruption associated with sales to healthcare professionals and institutions. Notwithstanding Elanco's reasonable efforts to conduct its operations in material compliance with the FCPA, Elanco's international business could expose it to potential liability under the FCPA, which may result in Elanco incurring significant criminal and civil penalties, and to potential liability under the anti-corruption laws and regulations of other jurisdictions in which it operates. In addition, the costs Elanco may incur in defending against an FCPA investigation could be significant.

Outside of the United States

  European Union (EU).    Elanco is governed by the following EU regulatory bodies:

  •
  The European Medicines Agency ("EMA") is a centralized agency of the EU, currently located in London, England. Due to the decision of the UK to leave the EU, the agency will relocate to Amsterdam. The agency is responsible for the scientific evaluation of Veterinary Medicinal Products ("VMP") developed by pharmaceutical companies for use in the EU. The agency has a veterinary review section distinct from the medical review section for human products. The Committee for Veterinary Medicinal Products ("CVMP") is responsible for scientific review of the submissions for VMP and Immunological Veterinary Medicinal Products. If the CVMP concludes that all requirements for quality, safety and efficacy are met, they issue a positive opinion that is forwarded to the European Commission, who takes the final decision following the European comitology procedure. The centralized marketing authorization (commission decision) of the European Commission is valid in all of the EU. All countries that are not part of the EU but belong to the European Economic Area ("EEA"), i.e., Norway, Iceland and Liechtenstein, are part of the scientific assessment done by the CVMP. These countries issue a national marketing approval in accordance with the Commission Decision. A series of regulations, directives, guidelines, EU Pharmacopeia Monographs and other legislation provide the requirements for approval in the EU. In general, these requirements are similar to those in the U.S., requiring demonstrated evidence of purity, safety, efficacy and consistency of manufacturing processes.

  If approval is sought for products that either cannot or do not need to follow the centralized procedure, approval can also be achieved by national approval in an EEA country agency. This national authorization can be mutually recognized by other EEA countries/EU member states (Mutual Recognition Procedure). In addition, national and mutual recognition can be done in a combined procedure (Decentralized Procedure).

  •
  The European Food Safety Authority ("EFSA") is the agency of the EU that provides scientific advice and communicates with respect to existing and emerging risks associated with the food chain. EFSA was established in February 2002 and is based in Parma, Italy. Based on EFSA's mandate, the agency evaluates applications for feed additives, including enzymes and several nutritionals for animals.

  •
  The European Chemical Agency ("ECHA") is the agency of the EU for the safe use of chemicals. ECHA was founded in 2007 and is based in Helsinki, Finland. Based on ECHA's mandate, the agency conducts the evaluation of biocides for the EU.

          In regard to Brexit, the EU and the UK are continuing to work on plans for dealing with the withdrawal of the UK from the EU, currently scheduled for March 29, 2019. Post-separation, the UK has indicated they will look to continue working closely with the EMA, and that existing agreements between the EMA and other countries such as Switzerland, the U.S. and Canada provide a precedent on which the UK could build.

          Brazil.    The Ministry of Agriculture, Livestock Production and Supply ("MAPA") is the regulatory body in Brazil that is responsible for the regulation and control of pharmaceuticals, biologicals and medicinal feed additives for animal use. MAPA's regulatory activities are conducted through the Secretary of Agricultural Defense and its Livestock Products Inspection Department. In addition, regulatory activities are conducted at a local level through the Federal Agriculture Superintendence. These activities include the inspection and licensing of both manufacturing and commercial establishments for veterinary products, as well as the submission, review and approval of pharmaceuticals, biologicals and medicinal feed additives. MAPA is one of the most active regulatory agencies in Latin America, having permanent seats at several international animal health forums, such as Codex Alimentarius, World Organization for Animal Health and Committee of Veterinary Medicines for the Americas. MAPA was also recently invited to be a Latin American representative at International Cooperation on Harmonisation of Technical Requirements for Registration of Veterinary Medicinal Products ("VICH") meetings. Several normative instructions issued by MAPA have set regulatory trends in Latin America.

          Japan.    The Ministry of Agriculture, Forestry and Fishery ("MAFF") is the regulatory body in Japan that is responsible for the regulation and control of pharmaceuticals (including biologicals and pesticide/disinfectant) and feed additive/feed for animal use. MAFF's regulatory activities are conducted through the Livestock & Aquaculture Product Safety Control Division under the Consumer Safety Bureau. The animal drug reviews and approvals, reexamination reviews, GxP compliance checks, GxP site inspections and product assay checks (including vaccine national assays) are done by National Veterinary Assay Laboratory ("NVAL"). MAFF coordinates with other agencies such as Ministry of Health, Labor and Welfare ("MHLW") and Food Safety Commission ("FSC") to perform various license compliance checks (e.g., marketing authorization holder, manufacturer and oversea site accreditation) and ensure good promotional activities. Routine inspections, antimicrobial feed additive national assays and manufacturing inspections are done by the Food & Agriculture Material Inspection Center. For food animal products, animal drug review is done by NVAL but the human food safety review is done by FSC (acceptable daily intake establishment and antimicrobial risk assessment) and MHLW (maximum residue limit establishment). These three agencies (NVAL, FSC and MHLW) work together to approve food animal products. In addition to those central government agencies, various licenses are delegated to the local municipal government, such as animal drug wholesaler and retailer licenses and feed additive distributor licenses.

          China.    The Ministry of Agriculture ("MOA") is the regulatory body that is responsible for the regulation and control of pharmaceuticals, biologicals, disinfectants, medicinal feed additives, pesticide and feed/feed additives for animal use. There are three organizations under the MOA that regulate animal health:

  •
  The Institute of Veterinary Drug Control is responsible for the evaluation of new applications, renewals, variations, manufacturers, quality methods and tissue residue methods for pharmaceuticals, biologicals, disinfectants and medicinal feed additives.

  •
  The Feed/Feed Additive Office is responsible for the registration and renewal of feed and feed additives.

  •
  The Pesticide Bureau is responsible for the registration and renewal of pesticide products.

          Australia.    The Australian Pesticides and Veterinary Medicines Authority ("APVMA") is an Australian government statutory authority established in 1993 to centralize the registration of all agricultural and veterinary products into the Australian marketplace. Previously, each state and territory government had its own system of registration. The APVMA assesses applications from companies and individuals seeking registration so they can supply their product to the marketplace. Applications undergo rigorous assessment using the expertise of the APVMA's scientific staff and drawing on the technical knowledge of other relevant scientific organizations, Commonwealth government departments and state agriculture departments. If the product works as intended and the scientific data confirms that when used as directed on the product label it will have no harmful or unintended effects on people, animals, the environment or international trade, the APVMA will register the product. As well as registering new agricultural and veterinary products, the APVMA reviews older products that have been on the market for a substantial period of time to ensure they still do the job users expect and are safe to use. The APVMA also reviews registered products when particular concerns are raised about their safety and effectiveness. The review of a product may result in confirmation of its registration or it may see registration continue with some changes to the way the product can be used. In some cases the review may result in the registration of a product being cancelled and the product taken off the market.

          Rest of world.    Country-specific regulatory laws typically have provisions that include requirements for certain labeling, safety, efficacy and manufacturers' quality control procedures (to assure the consistency of the products), as well as company records and reports. Other countries' regulatory agencies typically either refer to the FDA, USDA, EU or other international animal health entities, including the World Organization for Animal Health, Codex Alimentarius and VICH (see below), in establishing standards and regulations for veterinary pharmaceuticals and vaccines, or review the quality, safety and effectiveness of the products themselves according to their own national requirements.

Global policy and guidance

          Joint FAO/WHO Expert Committee on Food Additives.    The Joint FAO/WHO Expert Committee on Food Additives ("JECFA") is an international expert scientific committee that is administered jointly by the Food and Agriculture Organization of the United Nations ("FAO") and the World Health Organization ("WHO"). They provide a risk assessment/safety evaluation of residues of veterinary drugs in animal products, exposure and residue definition and maximum residue limit proposals for veterinary drugs. Similarly, the Joint FAO/WHO Meeting on Pesticide Residues ("JMPR") is an international expert scientific group administered jointly by the FAO and WHO. JMPR reviews residues and analytical aspects of the pesticides, estimate the maximum residue levels, review toxicological data and estimate acceptable daily intakes for humans of the pesticides under consideration. Elanco works with these committees to establish acceptable safe levels of residual product in food-producing animals after treatment with veterinary drugs or pesticides. This in turn enables the calculation of appropriate withdrawal times for Elanco's products prior to an animal entering the food chain.

          Advertising and promotion review.    Promotion of ethical animal health products is controlled by regulations in many countries. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and endorsed by the applicable agency. Elanco conducts a review of promotion material for compliance with the local and regional requirements in the markets where it sells animal health products.

          Import and Export of Products.    The importation and exportation of animal health products is controlled by regulations in many countries. In some jurisdictions this may include obtaining separate permits or licenses by product or by company or filing notices with applicable regulatory agencies prior to import or export of product. Elanco ensures compliance with local and global regulations in the markets where it imports/exports its animal health products.

          International Cooperation on Harmonization of Technical Requirements for Registration of Veterinary Medicinal Products.    VICH is a trilateral (EU-Japan-USA) program launched in 1996 aimed at harmonizing technical requirements for veterinary product registration. Several other countries have obtained observer status, for example, Canada, New Zealand, Australia and South Africa, or are linked to VICH on basis of the VICH Outreach Forum, a VICH initiative with the main objective of providing a basis for wider international harmonization of technical requirements. In addition, the World Organization for Animal Health is an associate member of VICH.

          The objectives of the VICH are as follows:

  •
  Establish and implement harmonized technical requirements for the registration of veterinary medicinal products in the VICH regions, which meet high quality, safety and efficacy standards and minimize the use of test animals and costs of product development.

  •
  Provide a basis for wider international harmonization of registration requirements through the VICH Outreach Forum.

  •
  Monitor and maintain existing VICH guidelines, taking particular note of the work program of the corresponding human drug group and, where necessary, update these VICH guidelines.

  •
  Ensure efficient processes for maintaining and monitoring consistent interpretation of data requirements following the implementation of VICH guidelines.

  •
  By means of a constructive dialogue between regulatory authorities and industry, provide technical guidance enabling response to significant emerging global issues and science that impact regulatory requirements within the VICH regions.

Employees

          As of December 31, 2018, Elanco employed approximately 5,590 full time employees. In addition, Elanco employed approximately 190 fixed-duration employees, which are individuals hired for a pre-defined length of time (one to four years). Together, they total approximately 5,780 worldwide. Of the 5,780 employees globally, approximately 2,440 are U.S.-based and approximately 3,340 are employed in other jurisdictions. Some of these employees are members of unions, works councils, trade associations or are otherwise subject to collective bargaining agreements, including approximately 150 union employees in the U.S. located at Elanco's Fort Dodge, Iowa manufacturing/R&D facility. Approximately 40% of Elanco's global population is in customer-facing roles, including but not limited to, traditional sales roles, technical consultants, account managers and commercial and general managers.

Property

          Elanco has R&D operations co-located with certain of its manufacturing sites in the U.S. to facilitate the efficient transfer of production processes from Elanco's laboratories to manufacturing sites. In addition, Elanco maintains R&D operations at non-manufacturing locations in the U.S., Switzerland, Australia, Brazil and China. As part of the separation, Lilly transferred to Elanco its interest in each of these R&D facilities. Elanco's largest R&D facility is its U.S. R&D site located in Fort Dodge, Iowa, which has approximately 0.3 million square feet.

          The address of Elanco's principal executive offices is currently c/o Elanco, 2500 Innovation Way, Greenfield IN, 46140.

          Elanco's global manufacturing network is comprised of 12 manufacturing sites. The largest manufacturing site in Elanco's global manufacturing network is its manufacturing site located in Clinton, Indiana, which has approximately 0.7 million square feet. In addition, Elanco's global manufacturing network will continue to be supplemented by approximately 100 CMOs. See "— Manufacturing and Supply Chain."

          Elanco owns or leases various additional properties for other business purposes including office space, warehouses and logistics centers. In addition, under the transitional services agreement, Lilly provides Elanco with continued access to certain of Lilly's premises currently occupied by Elanco's employees for up to two years from the date of the separation.

          Elanco believes that its existing properties, as supplemented by CMOs and access to Lilly facilities that are provided under the transitional services agreement, are adequate for Elanco's current requirements and for its operations in the near future.

Environmental, Health and Safety

          Elanco is subject to various federal, state, local and foreign environmental, health and safety ("EHS") laws and regulations. These laws and regulations govern matters such as the emission and discharge of hazardous materials into the ground, air or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including recordkeeping, reporting and registration requirements; and the health and safety of Elanco's employees. Due to Elanco's operations, these laws and regulations also require it to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke Elanco's permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

          Certain environmental laws impose joint and several liability, without regard to fault, for cleanup costs on persons who have disposed of or released hazardous substances into the environment, including at third-party sites or offsite disposal locations, or that currently own or operate (or formerly owned or operated) sites where such a release occurred. Elanco could be subject to liability for the investigation and remediation of legacy environmental contamination caused by historical industrial activity at sites that Elanco owns or on which it operates. In addition to clean-up actions brought by federal, state, local and foreign governmental entities, private parties could raise personal injury or other claims against Elanco due to the presence of, or exposure to, hazardous materials on, from or otherwise relating to such a property.

          Elanco has made, and intends to continue to make, necessary expenditures for compliance with applicable EHS laws and regulations. Elanco is also monitoring and investigating environmental contamination from past industrial activity at certain sites. While Elanco cannot predict with certainty its future capital expenditures or operating costs for environmental compliance or the investigation and remediation of contaminated sites, Elanco anticipates having capital and operational expenditures for the years ending December 31, 2019 and 2020 for environmental compliance purposes and for the monitoring, investigation or clean-up of certain past industrial activities as follows:

  •
  environmental-related capital expenditures — $0.7 million; and

  •
  other environmental-related expenditures — $0.7 million.

          In connection with past acquisitions and divestitures, Elanco has undertaken certain indemnification obligations that may require it in the future, to conduct or finance environmental cleanups at sites that it no longer owns or operates. Elanco has also entered into indemnification agreements in which it is or may be indemnified for various environmental cleanups; however, such indemnities are limited in both time and scope and may be further limited in the presence of new information, or may not be available at all.

Legal Proceedings

          Elanco is from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of U.S. and foreign competition law, labor laws, consumer protection laws and environmental laws and regulations, as well as claims or litigation relating to product liability, intellectual property, securities, breach of contract and tort. Elanco operates in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions. Elanco intends to vigorously defend against any pending or future claims and litigation, as appropriate.

          At this time, in the opinion of Elanco's management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on Elanco's combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against Elanco could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect Elanco's reputation, even if resolved in its favor.

Available Information

          Elanco's website address is www.elanco.com. On Elanco's website, the company makes available, free of charge, its annual, quarterly and current reports, including amendments to such reports, as soon as reasonably practicable after the company electronically files such material with, or furnishes such material to, the SEC.

          Information relating to corporate governance at Elanco, including Elanco's Corporate Governance Guidelines, Code of Conduct, Financial Code of Ethics, Articles of Incorporation, Bylaws, Committee Charters; information concerning Elanco's executive officers and members of its board of directors; and ways to communicate are available on Elanco's website. Elanco will provide any of the foregoing information without charge upon written request to Elanco's Corporate Secretary, Elanco, 2500 Innovation Way, Greenfield, Indiana 46140. Information relating to shareholder services is also available on Elanco's website.

          The information contained on Elanco's website does not constitute a part of this prospectus.

 MANAGEMENT OF ELANCO

Directors and Executive Officers

          The following table sets forth the names, ages, as of February 7, 2019, and titles of Elanco's executive officers and members of Elanco's board of directors. Certain biographical information with respect to those executive officers and directors follows the table.

Name	Age	Position

Jeffrey N. Simmons	51	President, Chief Executive Officer and Director
Todd S. Young	47	Executive Vice President and Chief Financial Officer
James M. Meer	49	Chief Accounting Officer
Ramiro M. Cabral	47	Executive Vice President, Elanco International
Michael-Bryant Hicks	44	Executive Vice President, General Counsel and Corporate Secretary
David S. Kinard	52	Executive Vice President, Human Resources
Sarena S. Lin	48	Executive Vice President, Elanco USA, Corporate Strategy and Global Marketing
Aaron L. Schacht	51	Executive Vice President, Innovation, Regulatory and Business Development
David A. Urbanek	52	Executive Vice President, Manufacturing and Quality
R. David Hoover	73	Director (Chairman)
Kapila K. Anand	65	Director
Michael J. Harrington	56	Director
Lawrence E. Kurzius	61	Director
Carl L. McMillian	55	Director
David A. Ricks	51	Director
Aarti S. Shah	54	Director
Joshua L. Smiley	49	Director

          Jeffrey N. Simmons has served as Elanco's President and Chief Executive Officer and as a director on Elanco's board since July 2018. Mr. Simmons served as the President of the Elanco Animal Health division of Lilly and Senior Vice President of Lilly from 2008 until September 2018. Prior to 2008, Mr. Simmons held various leadership roles for Elanco, including District Sales Manager, International Marketing Manager, Country Director for Brazil, Area Director for Western Europe and Executive Director for U.S. and Global Research & Development.

          Mr. Simmons' experience described above, including his knowledge of Elanco and the animal health industry and his business and management experience, provides him with the qualifications and skills to serve as a director on Elanco's board.

          Todd S. Young has served as Elanco's Executive Vice President and Chief Financial Officer since November 2018. Prior to joining Elanco, Mr. Young was the Executive Vice President and Chief Financial Officer at ACADIA Pharmaceuticals since 2016. Prior to his time at ACADIA, Mr. Young served as Senior Vice President and Treasurer leading the creation of a capital structure for Baxalta up until their acquisition by Shire in June 2016. Prior to Baxalta, Mr. Young worked for over 14 years at Baxter in multiple leadership roles, including Corporate Vice President and Treasurer, Vice President, International Finance, and Vice President, Global Financial Planning and Analysis.

          James M. Meer has served as Elanco's Chief Accounting Officer since September 2018. Prior to joining Elanco, Mr. Meer served as the Chief Financial Officer of Healthx, Inc. since June 2017. Prior to joining Healthx, he served as Senior Vice President of Finance at Appirio from 2014 to 2017 and as Vice President and Corporate Controller at Salesforce (previously ExactTarget) from 2011 to 2014. Prior to 2011, Mr. Meer held various financial, accounting and strategy positions at 3M (previously Aero Technologies Inc.), Hill-Rom, Hillenbrand Industries and Ernst & Young LLP.

          Ramiro M. Cabral has served as Elanco's Executive Vice President, Elanco International since January 2019. Mr. Cabral served as Executive Vice President, Elanco International and Global Customer Value from July 2018 to December 2018 and as Vice President and Chief Marketing Officer of the Elanco Animal Health division of Lilly from 2017 until September 2018. Mr. Cabral joined Lilly in 2005 and held various leadership positions for Elanco, including Vice President and Head of Operations for Elanco EMEA from 2013 to 2017 and Senior Director, U.S. Beef Business Unit from 2011 to 2013.

          Michael-Bryant Hicks has served as Elanco's Executive Vice President, General Counsel and Corporate Secretary since July 2018. Mr. Hicks served as General Counsel of the Elanco Animal Health division of Lilly from May 2018 to September 2018. Prior to joining Elanco, Mr. Hicks served in various legal roles, including General Counsel at Mallinckrodt Public Liability Company from 2016 to 2018, Senior Vice President, General Counsel and Corporate Strategy at The Providence Service Corporation from 2014 to 2016 and as Assistant General Counsel at DaVita Inc. from 2011 to 2013.

          David S. Kinard has served as Elanco's Executive Vice President, Human Resources since January 2019. Mr. Kinard served as Elanco's Executive Vice President, Human Resources and Corporate Affairs from July 2018 to December 2018 and as Vice President of Human Resources and Global Learning and Development for the Elanco Animal Health division of Lilly from May 2018 to September 2018. Prior to May 2018, Mr. Kinard served in various leadership roles for Lilly, including Vice President of Human Resources for a variety of Lilly businesses, including Lilly International in 2017, Bio-Medicines and Emerging Markets from 2015 to 2017 and Lilly Diabetes and Global Employee Relations/HR Operations from 2011 to 2015.

          Sarena S. Lin has served as Elanco's Executive Vice President, Elanco USA, Corporate Strategy and Global Marketing since January 2019. Ms. Lin served as Executive Vice President, Elanco USA and Global Strategy from July 2018 to December 2018 and as Senior Vice President of North American Operations and Strategy at the Elanco Animal Health division of Lilly from January 2018 to September 2018. Prior to joining Lilly, Ms. Lin served as President of Cargill Feed & Nutrition from 2014 to 2017. Prior to 2014, Ms. Lin served as Global Head of Strategy and Business Development for Cargill from 2011 to 2014. Ms. Lin served on the board of directors for the animal health and dental distributor, Patterson Companies, from 2014 to 2018.

          Aaron L. Schacht has served as Elanco's Executive Vice President, Innovation, Regulatory and Business Development since July 2018. Mr. Schacht served as the Vice President of global research and development of the Elanco Animal Health division of Lilly from 2015 to September 2018. Prior to 2015, Mr. Schacht served in various leadership roles for Lilly, including Global Brand Development Leader of Pain in Lilly BioMedicines in 2014, Senior Advisor of Strategy & Business Development for Lilly BioMedicines from 2012 to 2014 and Executive Director of Global External R&D at Lilly from 2008 to 2012.

          David A. Urbanek has served as Elanco's Executive Vice President, Manufacturing and Quality since July 2018. Mr. Urbanek served as Vice President of Manufacturing at the Elanco Animal Health division of Lilly from November 2017 to September 2018. Prior to that, Mr. Urbanek served in various leadership roles for Lilly's Manufacturing division, including Senior Director of Emerging Markets Manufacturing from 2013 to 2017, Senior Director of Global Diabetes Manufacturing from 2011 to 2013 and Senior Director of External Drug Products Operations from 2009 to 2011.

          R. David Hoover has served as the chairman of Elanco's board since May 2018. Mr. Hoover has been retired since 2013. Prior to that, Mr. Hoover served in various roles at Ball Corporation,

including Chairman from 2002 to 2013, Chief Executive Officer from 2010 to 2011, President and Chief Executive Officer from 2001 to 2010, Chief Operating Officer from 2000 to 2001 and Chief Financial Officer from 1998 to 2000. Mr. Hoover currently serves on the boards of directors of Ball Corporation and Edgewell Personal Care Company.

          Mr. Hoover's experience described above, including his extensive management experience as Chief Executive Officer and Chief Financial Officer at Ball Corporation and corporate governance experience through his service on other public boards, including nine years he previously served as a director for Lilly, provides him with the qualifications and skills to serve as a director on Elanco's board.

          Kapila K. Anand has served as a director on Elanco's board since September 2018. Ms. Anand has served as a Senior Advisor to KPMG LLP since 2016. Prior to that, Ms. Anand served in various leadership roles as a partner at KPMG LLP, including Industry Segment Leader — Travel, Leisure and Hospitality from 2011 to 2017, Partner in Charge — Public Policy Business Initiatives from 2009 to 2013, KPMG LLP Board member from 2005 to 2010, Advisory Leader — Private Equity, Real Estate and Hospitality from 2002 to 2009 and Audit Partner — Real Estate and Hospitality from 1989 to 2002. Ms. Anand currently serves on the boards of directors of Extended Stay America, Inc. and Omega Healthcare Investors, Inc.

          Ms. Anand's experience described above, including her extensive financial, managerial and corporate governance experience, provides her with the qualifications and skills to serve as a director on Elanco's board.

          Michael J. Harrington has served as a director on Elanco's board since September 2018. Mr. Harrington has served as the Senior Vice President and General Counsel for Lilly since January 2013. Prior to 2013, Mr. Harrington served in various legal roles for Lilly, including Vice President and Deputy General Counsel of Global Pharmaceutical Operations from 2010 to 2012 and Vice President and General Counsel, Corporate from 2004 to 2010.

          Mr. Harrington's experience described above, including his knowledge of Elanco and the animal health industry and his business and management experience, provides him with the qualifications and skills to serve as a director on Elanco's board.

          Lawrence E. Kurzius has served as a director on Elanco's board since September 2018. Mr. Kurzius has served in various leadership roles at McCormick & Company, including director since 2015 and Chairman of the Board of Directors since 2017, Chief Executive Officer since 2016, President since 2015, Chief Operating Officer from 2015 to 2016, Chief Administrative Officer from 2013 to 2015, President, International Businesses from 2008 to 2013, President, Europe, Middle East and Africa from 2007 to 2008 and President, U.S. Consumer Foods from 2005 to 2006.

          Mr. Kurzius' experience described above, including his extensive management experience and corporate governance experience, provides him with the qualifications and skills to serve as a director on Elanco's board.

          Carl L. McMillian has served as a director on Elanco's board since September 2018. Mr. McMillian has served as Vice President of Toxicology, Drug Disposition, PKPD, and Veterinary Resources & Experimental Medicine of Lilly since 2012. Prior to that, Mr. McMillian served in various leadership roles for Lilly, including Senior Director, Drug Disposition from 2008 to 2012 and Director, Drug Disposition from 2002 to 2008.

          Mr. McMillian's experience described above, including his knowledge of Elanco and the animal health industry and his business and management experience, provides him with the qualifications and skills to serve as a director on Elanco's board.

          David A. Ricks has served as a director on Elanco's board since September 2018. Mr. Ricks has served as the Chief Executive Officer and President of Lilly since January 2017; Mr. Ricks joined the board of Lilly in January 2017 and became Chairman in June 2017. Prior to that, Mr. Ricks served in various leadership roles for Lilly, including President of Lilly Bio-Medicines from 2012 to 2016 and President of Lilly USA from 2009 to 2012.

          Mr. Ricks's experience described above, including his knowledge of Elanco and the animal health industry and his business and management experience, provides him with the qualifications and skills to serve as a director on Elanco's board.

          Aarti S. Shah has served as a director on Elanco's board since September 2018. Ms. Shah has served as Senior Vice President and Chief Information Officer of Lilly since July 2016. Prior to that, Ms. Shah served in various leadership roles for Lilly, including Global Brand Leader of the Autoimmune Division of Lilly Bio-Medicines from 2013 to 2016 and Vice President of Biometrics & Advanced Analysis from 2009 to 2013.

          Ms. Shah's experience described above, including her knowledge of Elanco and the animal health industry and her business and management experience, provides her with the qualifications and skills to serve as a director on Elanco's board.

          Joshua L. Smiley has served as a director on Elanco's board since September 2018. Mr. Smiley has served as Senior Vice President and Chief Financial Officer of Lilly since January 2018. Prior to January 2018, Mr. Smiley held a variety of leadership positions at Lilly, including Senior Vice President and Treasurer in 2017 and Senior Vice President of Finance, Corporate Controller and Chief Financial Officer of Lilly Research from 2011 to 2015.

          Mr. Smiley's experience described above, including his knowledge of Elanco and the animal health industry and his business and management experience, provides him with the qualifications and skills to serve as a director on Elanco's board.

Board of Directors

          Elanco's business and affairs are managed under the direction of its board of directors. Elanco's amended and restated articles of incorporation and amended and restated bylaws provide that its board of directors will consist of not less than five directors. Elanco's board of directors is currently composed of nine directors. Elanco's board of directors has determined that Kapila K. Anand, R. David Hoover and Lawrence E. Kurzius are independent under the applicable rules of the NYSE and the Exchange Act. It is expected that additional independent directors will be appointed following the completion of the Exchange Offer and that certain directors who are officers or employees of Lilly will resign while certain of Lilly's officers or employees may continue to serve on Elanco's board for a period of time following the completion of the exchange offer.

          Elanco's board is divided into three classes, denominated as Class I, Class II and Class III, with each class holding office for staggered three-year terms. At each annual meeting of Elanco's shareholders beginning in 2019, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. Currently the members of each class include:

          Class I (terms expiring at the 2019 annual meeting): Joshua L. Smiley, Carl L. McMillian, Aarti S. Shah

          Class II (terms expiring at the 2020 annual meeting): David A. Ricks, Michael J. Harrington, Kapila K. Anand

          Class III (terms expiring at the 2021 annual meeting): R. David Hoover, Jeffrey N. Simmons, Lawrence E. Kurzius

Director Independence

          Upon the completion of the exchange offer, it is expected that Elanco will no longer be controlled by Lilly and therefore will no longer qualify for the "controlled company" exemption under the corporate governance rules of the NYSE. Elanco is permitted under the rules and regulations of the NYSE to take advantage of a customary "phase-in" period to comply with the corporate governance rules of the NYSE, including by having a board composed of a majority of independent directors and fully independent nominating and corporate governance and compensation committees within one year of the completion of the exchange offer. The nominating and corporate governance and compensation committees must be composed of a majority of independent members within 90 days following the completion of the exchange offer. Accordingly, Elanco will change, as needed, the composition of its audit committee, nominating and corporate governance committee and compensation committee following the completion of the exchange offer, including as new members join the board, to ensure that members of such board committees are independent within the time periods prescribed in the rules and regulations of the SEC and NYSE.

Board Committees

          The standing committees of Elanco's board are described below.

          Audit Committee.    The primary purpose of Elanco's audit committee is to assist its board of directors' oversight of:

  •
  the integrity of Elanco's financial statements and any other financial information which is provided to its shareholders and others;

  •
  the independent auditor's qualifications and independence;

  •
  the systems of internal controls and disclosure controls which its management has established;

  •
  the performance of internal and independent audit functions; and

  •
  Elanco's compliance with legal and regulatory requirements.

          Elanco's audit committee is currently composed of Kapila K. Anand, Lawrence E. Kurzius and Joshua L. Smiley. Ms. Anand serves as chair of the audit committee. Each of Ms. Anand and Messrs. Kurzius and Smiley qualifies as an "audit committee financial expert" as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Elanco's board of directors has affirmatively determined that Ms. Anand and Mr. Kurzius meet the definition of an "independent director" for the purposes of serving on the audit committee under applicable NYSE rules and Rule 10A-3 under the Exchange Act. Following the exchange offer, Elanco may change the composition of the audit committee.

          The audit committee is governed by a charter that complies with the rules of the NYSE. A copy of Elanco's audit committee charter is available on Elanco's website.

          Compensation Committee.    The primary purpose of Elanco's compensation committee is to assist the board of directors in overseeing Elanco's management compensation policies and practices, including:

  •
  determining and approving the compensation of Elanco's executive officers; and

  •
  overseeing Elanco's compensation plans, including by reviewing and approving incentive compensation and equity compensation policies and programs.

          Elanco's compensation committee is currently composed of Lawrence E. Kurzius, Kapila K. Anand, R. David Hoover and Aarti S. Shah. Mr. Kurzius serves as chair of the compensation committee. Ms. Anand and Messrs. Kurzius and Hoover, each of whom qualifies as a "non-employee director" under Rule 16b-3 of the Exchange Act, currently serve as a subcommittee of Elanco's compensation committee for the purpose of reviewing and approving equity awards to its directors and executive officers made pursuant to the 2018 Elanco Stock Plan. Following the completion of the exchange offer, Elanco may change the composition of the compensation committee.

          The compensation committee is governed by a charter that complies with the rules of the NYSE. A copy of Elanco's compensation committee charter is available on Elanco's website.

          Nominating and Corporate Governance Committee.    The primary purposes of Elanco's nominating and corporate governance committee are to:

  •
  recommend to Elanco's board of directors the qualifications required for membership on its board of directors and its committees thereof;

  •
  identify and recommend to the board of directors candidates for membership on Elanco's board of directors and its committees;

  •
  develop and recommend criteria and policies relating to the service of directors; and

  •
  oversee matters of corporate governance.

          Elanco's nominating and corporate governance committee currently is composed of R. David Hoover, Michael J. Harrington and Carl L. McMillian. Mr. Hoover serves as chair of the nominating and corporate governance committee. Following the completion of the exchange offer, Elanco may change the composition of the nominating and corporate governance committee.

          Elanco's nominating and corporate governance committee charter is governed by a charter that complies with the rules of the NYSE. A copy of Elanco's nominating and corporate governance committee charter is available on Elanco's website.

Indemnification of Directors and Officers

          See "Description of Capital Stock of Elanco — Certain Provisions of the Indiana Business Corporation Law."

Code of Business Conduct and Ethics

          Elanco has adopted a code of conduct and code of ethical conduct for financial management that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is available on Elanco's website at www.elanco.com under Governance. Any amendments to or waivers from Elanco's code of ethical conduct for financial management will be disclosed on its website within the time period required by applicable law following the date of such amendment or waiver.

Corporate Governance Guidelines

          Elanco has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE, which serve as a flexible framework within which Elanco's board of directors and its committees operate. These guidelines cover a number of areas, including the role of the board of directors, board composition, director independence, director selection, qualification and election, director compensation, executive sessions, key board responsibilities, CEO evaluation, succession planning, risk management, board leadership and operations, conflicts of interest, annual board assessments, board committees, director orientation and continuing education, board agenda, materials, information and presentations, director access to management and independent advisers, and board communication with shareholders and others. A copy of Elanco's corporate governance guidelines is available on Elanco's website.

Compensation Committee Interlocks and Insider Participation

          Elanco does not have any interlocking relationships between any members of its compensation committee and any of its executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

          This compensation, discussion and analysis ("CD&A") provides detailed information regarding Elanco's Chief Executive Officer, Chief Financial Officer, former Chief Financial Officer, former Acting Chief Financial Officer and three most highly-compensated executive officers who are named below (collectively, the "Named Executive Officers") with respect to 2018 compensation:

Name	Title

Jeffrey N. Simmons	President, Chief Executive Officer and Director
Todd S. Young(1)	Executive Vice President and Chief Financial Officer
Sarena S. Lin	Executive Vice President, Elanco USA, Corporate Strategy and Global Marketing
David A. Urbanek	Executive Vice President, Manufacturing and Quality
David S. Kinard	Executive Vice President, Human Resources
Christopher W. Jensen(2)	Former Chief Financial Officer
Lucas E. Montarce(3)	Former Acting Chief Financial Officer

(1)
Mr. Young has served as Elanco's Chief Financial Officer since November 1, 2018.

(2)
Mr. Jensen served as Elanco's Chief Financial Officer beginning on April 23, 2018, but began a medical leave of absence on or about August 1, 2018 and did not return to his position.

(3)
Mr. Montarce was named Acting Chief Financial Officer on August 1, 2018 and served in that role through October 31, 2018.

          Prior to the IPO, Elanco's business operated as part of a division of Lilly. As a result, the discussion in this CD&A as it relates to Elanco's compensation programs prior to the IPO, relates to Lilly's compensation philosophy because Lilly established and managed the compensation for all of the Named Executive Officers until the completion of the IPO on September 24, 2018. Because Ms. Lin and Messrs. Montarce, Jensen, Kinard and Urbanek were not executive officers of Lilly, their compensation prior to the IPO was determined by Lilly's senior management consistent with Lilly's compensation philosophy, but was not specifically determined or reviewed by the Lilly compensation committee. As a Lilly executive officer prior to the IPO, Mr. Simmons' compensation was reviewed and determined by Lilly's compensation committee, with the advice of the compensation consultant engaged by Lilly's compensation committee.

          In connection with the IPO, the Elanco board of directors approved the pay packages for the executive officers of Elanco, including certain of the Named Executive Officers. In connection with his hiring following the IPO, Mr. Young's compensation was reviewed and approved by the Elanco compensation committee. This Elanco compensation for 2018 is more fully described below under "Elanco Compensation Program — Compensation Arrangements."

          This CD&A discusses the compensation programs applicable to Named Executive Officers and their compensation thereunder in 2018, including a description of Lilly's compensation philosophy, the elements of each compensation program, the factors that Lilly considered in setting compensation, and how results affected incentive payouts for 2018 performance for each of the Named Executive Officers with respect to the period prior to the IPO. This CD&A also describes certain elements of Elanco's compensation programs and policies following the IPO through December 31, 2018, which largely reflect Elanco's determination to generally maintain Lilly's compensation philosophy and other elements of Lilly's compensation programs and policies through the exchange offer, with certain adjustments to pay packages in connection with the IPO as described under "Elanco Compensation Program" below.

Lilly's Philosophy on Compensation

          Lilly's compensation programs are designed to help achieve the goals of attracting, engaging and retaining highly talented individuals who are committed to its core values of integrity, excellence and respect for people while balancing the long-term interests of its shareholders and customers.

          Lilly's compensation and benefits programs are based on the following objectives:

  •
  Reflect individual and company performance.  Lilly reinforces a high-performance culture by linking pay with individual performance and company performance. As Lilly employees assume greater levels of responsibility, the proportion of total compensation based on company performance and shareholder returns increases. Lilly performs an annual review to ensure its programs provide incentives to deliver long-term, sustainable business results while discouraging excessive risk-taking or other adverse behaviors.

  •
  Attract and retain talented employees.  Lilly aims for compensation opportunities at Lilly to be competitive with its peer group and reflect the level of job impact and responsibility. Retention of talent is an important factor in the design of its compensation and benefit programs.

  •
  Implement broad-based programs.  While the amount of compensation paid to employees varies, the overall structure of Lilly's compensation and benefit programs is broadly similar across the organization to encourage and reward all employees who contribute to its success.

  •
  Consider shareholder input.  Lilly management and the Lilly compensation committee consider the results of its annual say-on-pay vote and other sources of shareholder feedback when designing Lilly's compensation and benefit programs.

          For the time between the completion of the IPO and the end of the performance period on December 31, 2018, Elanco generally continued Lilly's compensation philosophy. The Elanco compensation committee will further review and adjust this philosophy as it deems appropriate in 2019.

Compensation Processes and Analysis

Process for Setting Compensation

          The Lilly compensation committee considered individual performance assessments, compensation recommendations from senior leadership, Lilly's company performance, Elanco performance (as applicable), Lilly's peer group data, input from its compensation consultant and its own judgment when determining compensation for its executive officers. When determining the compensation for employees who were not executive officers of Lilly, Lilly's senior management considered similar factors consistent with Lilly's philosophy, focusing on individual performance assessments, compensation recommendations from senior leadership, Elanco's performance (as applicable) and their own judgment.

  •
  Assessment of individual performance.  The applicable Named Executive Officer's individual performance assessment was based on achievement of objectives established at the start of each year, including the demonstration of Lilly values and leadership behaviors.

  •
  Assessment of company performance.  Lilly company performance and Elanco performance, as applicable, were considered in two ways:

  •
  Overall performance of the prior year based on a variety of metrics, which was a factor in establishing target compensation.

  •
  Specific performance goals were established at the beginning of each performance year to determine payouts under cash and equity incentive programs.

  •
  Peer group analysis.  Lilly used data from its peer group as a market check for compensation decisions, but did not use this data as the sole basis for its compensation targets.

  •
  Input from an independent compensation consultant concerning executive pay.  Lilly's compensation committee received the advice of its independent compensation consultant, Frederic W. Cook & Co., Inc., when setting Lilly executive officer compensation.

Lilly Peer Group

          Lilly's peer group for 2018 was comprised of companies that directly competed with Lilly, operated in a similar business model and employed people with the unique skills required to operate an established biopharmaceutical company. Lilly's compensation committee selected a peer group whose median market cap and revenues were broadly similar to Lilly's. Lilly's peer group for 2018 consisted of the following companies:

Abbvie	Celgene	Merck
Amgen	Gilead	Novartis
AstraZeneca	GlaxoSmithKline	Pfizer
Baxter	Hoffman-La Roche	Sanofi-Aventis
Biogen	Johnson & Johnson	Shire
Bristol-Myers Squibb	Medtronic

          With the exception of Johnson & Johnson, Novartis and Pfizer, peer companies were no greater than three times Lilly's size on both measures. Lilly's compensation committee included these three companies despite their size because they compete directly with Lilly, have similar business models and seek to hire from the same pool of management and scientific talent.

Components of Executive Compensation

          The executive compensation program for the Named Executive Officers for 2018, both before and after the IPO, was primarily comprised of base salary, annual cash bonus and equity awards.

  •
  Prior to the IPO, the annual cash bonus programs included:

  •
  Elanco Corporate Bonus Plan ("Elanco Bonus Plan"), under which bonuses are calculated based on Elanco's performance as compared to Elanco's internal targets for revenue and operating margin, Elanco's innovation progress and Lilly's performance under The Eli Lilly and Company Bonus Plan ("Lilly Bonus Plan"). Mr. Simmons' bonus payout under the Elanco Bonus Plan was also subject to the terms of the Lilly Executive Officer Incentive Plan (EOIP) through the date of the IPO; and

  •
  Lilly Bonus Plan, under which bonuses are calculated based on Lilly's performance as compared to Lilly's internal targets for revenue, earnings per share ("EPS"), and Lilly innovation progress.

  •
  Following the IPO, Elanco maintained the Elanco Bonus Plan with the same metrics and eligibility for the remainder of 2018, but adjusted the annual bonus targets for certain Named Executive Officers. Mr. Simmons' bonus payout for the period following the IPO was no longer subject to the EOIP. See "2018 Compensation — Setting Target Compensation — Annual Cash Bonus Targets" below.

  •
  Prior to the IPO, equity incentives included:

  •
  Performance awards ("Lilly PAs"), which are Lilly equity awards with a performance component measuring Lilly's two-year growth in EPS relative to the expected peer group growth. For performance awards granted to Lilly executive officers ("Executive Officer PAs"), including Mr. Simmons, the two-year performance period is immediately followed by a thirteen-month service-vesting period;

  •
  Shareholder value awards ("Lilly SVAs"), which are Lilly equity awards with a performance component measuring absolute Lilly stock price growth over a three-year performance period. For shareholder value awards granted to Lilly executive officers ("Executive Officer SVAs"), including Mr. Simmons, Lilly also applies a measure of total shareholder return ("TSR") relative to peers and a one-year holding period; and

  •
  Lilly Restricted Stock Units ("Lilly RSUs"), which are Lilly time-vested equity awards issued to executives for purposes of retention or to partially offset outstanding awards that were forfeited when transitioning their employment to Lilly.

  •
  Following the IPO, equity awards included:

  •
  Elanco stock options ("Elanco Options"), which are Elanco nonqualified stock options with a three- year vesting period followed by a seven-year exercise period. Elanco Options were issued to certain executive officers of Elanco, including our Named Executive Officers (other than Mr. Montarce and Mr. Young, who joined Elanco on November 1, 2018); and

  •
  Elanco Restricted Stock Units ("Elanco RSUs"), which are Elanco time-vesting equity awards issued to certain executive officers of Elanco, including our Named Executive Officers (other than Mr. Montarce).

          Lilly employees prior to the IPO, which included the Named Executive Officers (other than Mr. Young), also received a company benefits package, described below under "Other

Compensation Practices and Information — Employee Benefits." Following the IPO, Elanco employees, including the Named Executive Officers, received benefits that were substantially similar to the Lilly benefits package prior to the IPO.

1.      Base Salary

          Base salaries for Lilly employees, including for the Named Executive Officers who were Lilly employees prior to the IPO, were reviewed and established annually by Lilly and may be adjusted upon promotion, following a change in job responsibilities or to maintain market competitiveness. Salaries are based on each person's level of contribution, responsibility, expertise and competitiveness with Lilly peer group data.

          Base salary increases for 2018 were established based upon a Lilly corporate budget for salary increases, which were set considering Lilly performance over the prior year, expected Lilly performance for the following year and general external trends. In setting salaries, Lilly seeks to retain, motivate and reward successful performers, while maintaining affordability within the company's business plan.

          In connection with the IPO, the base salaries of certain of the Named Executive Officers were adjusted as described under "Elanco Compensation Program" below.

2.      Annual Cash Bonus

          The Named Executive Officers participated in the Elanco Bonus Plan during 2018, which was administered by Lilly prior to the IPO and by Elanco for the period from the completion of the IPO through December 31, 2018. The Elanco Bonus Plan for 2018 was designed to reward the achievement of Elanco's financial goals, innovation objectives and contributions to Lilly's overall financial success for the year. The bonus is based on four areas that are measured relative to internal targets: Elanco revenue, Elanco operating margin, Elanco innovation progress and Lilly corporate objectives as measured under the Lilly Bonus Plan (referred to as the Lilly Bonus Plan Multiple).

          Mr. Kinard also participated in the Lilly Bonus Plan through April 2018 after which he participated in the Elanco Bonus Plan. Mr. Montarce participated in the Elanco Bonus Plan through October 2018, at which time he stepped down from service as Elanco's Acting CFO to return to Lilly, after which he participated in the Lilly Bonus Plan. The Lilly Bonus Plan is designed to reward the achievement of Lilly's financial goals and innovation objectives. The bonus is based on three areas that are measured relative to internal targets: Lilly revenue, Lilly EPS and Lilly innovation progress.

          Elanco and Lilly performance goals under the Elanco Bonus Plan and the Lilly Bonus Plan and individual bonus targets are set at the beginning of each year. Actual payout can range from 0% to 200% of an individual's bonus target. Performance targets and the assessment of the relative weighting for each objective is based upon annual operating plans with a threshold, target and maximum set for each objective (with straight line interpolation for achievement between relevant levels). The 2018 weightings were as follows:

  Elanco Bonus Plan

Elanco Goals	Weighting

Elanco revenue performance	25%
Elanco operating margin performance	25%
Elanco innovation progress	25%
Lilly Bonus Plan Multiple	25%

          Based on this weighting, the Elanco Bonus Plan multiple is calculated as follows:

(0.25 × revenue multiple) + (0.25 × operating margin multiple) + (0.25 × innovation multiple) +
(0.25 × Lilly Bonus Plan Multiple) = Elanco Bonus Plan multiple

          The annual Elanco Bonus Plan payout for each individual is calculated as follows:

Elanco Bonus Plan multiple × individual bonus target × base salary earnings = payout

  Lilly Bonus Plan

Lilly Goals	Weighting

Lilly revenue performance	25%
Lilly EPS performance	50%
Lilly innovation progress	25%

          Based on this weighting, the Lilly Bonus Plan multiple is calculated as follows:

(0.25 × revenue multiple) + (0.50 × EPS multiple) + (0.25 × innovation multiple)
= Lilly Bonus Plan multiple

          The annual Lilly Bonus Plan payout for each individual is calculated as follows:

Lilly Bonus Plan multiple × individual bonus target × base salary earnings = payout

          For Mr. Simmons, who was a Lilly executive officer prior to the IPO, the annual bonus was subject to the terms of the Lilly Executive Officer Incentive Plan (EOIP). Under the EOIP, the maximum annual cash bonus allowable is calculated based on Lilly's non-GAAP net income for the year. For Mr. Simmons, the maximum amount for 2018 was 0.15% of non-GAAP net income, which would only apply for the portion of the year during which he was a Lilly executive officer. None of the Lilly executive officers, which included Mr. Simmons prior to the IPO, receive an annual cash bonus payment unless Lilly has positive non-GAAP net income for the year.

          Under the EOIP, once the maximum payout for Mr. Simmons has been determined, the Lilly compensation committee has the discretion to reduce (but not increase) the amount to be paid. In exercising this discretion, the committee's intent is to award the lesser of (i) the bonus Mr. Simmons would have received under the Elanco Bonus Plan or (ii) the EOIP maximum payout. Accordingly, for 2018, the Lilly compensation committee, in its discretion, reduced Mr. Simmons' bonus payout under the EOIP to a level that was based entirely on Elanco performance, which was pro-rated for the period prior to the IPO during which he was a Lilly executive officer. For detail regarding Elanco Bonus Plan payouts before and after the IPO, see "2018 Compensation Payouts — Elanco Bonus Plan" below.

3.      Equity Incentives

          Lilly primarily grants two types of equity incentives to executives and certain other employees during its annual cycle — Lilly PAs and Lilly SVAs. Lilly PAs are designed to focus leaders on multi-year operational performance relative to peer companies. Lilly SVAs align earned compensation with long-term growth in Lilly shareholder value. The Lilly compensation committee has the discretion to adjust downward (but not upward) any equity award payout, including Lilly executive officer's payout from the amount yielded by the applicable formula.

          Executive Officer PAs and Executive Officer SVAs are awarded to Lilly executive officers, which included Mr. Simmons prior to the IPO. The Elanco equity awards granted to the Named Executive Officers following the IPO are described under "Elanco Compensation Program" below.

          In connection with the exchange offer, all then-unvested Lilly equity awards held by the Named Executive Officers (other than Mr. Montarce, who will remain employed by Lilly) will be forfeited for no consideration. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards. See "Looking Ahead to 2019 Compensation" below.

Performance Awards (Lilly PAs and Executive Officer PAs)

          Messrs. Kinard, Montarce, and Urbanek received Lilly PAs that vest over two years. Potential Lilly shares are based on achieving Lilly EPS growth targets over a two-year performance period. The growth-rate targets are set relative to the median expected EPS growth for Lilly's peer group. These awards do not accumulate dividends.

          Lilly executive officers, including Mr. Simmons, received the Executive Officer PAs, which use the same two-year EPS growth-rate targets as the Lilly PAs for determining the number of Lilly shares; however, the performance period is followed by an additional thirteen-month service-vesting period during which the award is held in the form of Lilly restricted stock units. Executive officers accumulate dividend equivalent units during the thirteen-month service vesting period which are paid upon the vesting of the underlying award.

          The Lilly compensation committee believes EPS growth is an effective measure of operational performance because it is closely linked to shareholder value, is broadly communicated to the public, is easily understood by its employees and allows for objective comparisons to its peer group performance. Consistent with its compensation objectives, Lilly company performance exceeding the expected peer group median results in above-target payouts, while Lilly company performance lagging the expected peer group median results in below-target payouts. Possible payouts range from 0% to 150% of the target, depending on Lilly EPS growth over the performance period.

Shareholder Value Awards (Lilly SVAs and Executive Officer SVAs)

          Messrs. Kinard, Montarce and Urbanek received Lilly SVAs. These awards are based on Lilly's share price appreciation over a three-year performance period. Lilly SVAs pay above target if Lilly's stock outperforms an expected rate of return and below target if Lilly's stock underperforms that expected rate of return. The expected rate of return is based on the three-year TSR that a reasonable investor would consider appropriate when investing in a basket of large-cap U.S. companies, as determined by the Lilly compensation committee. The minimum price to achieve target is calculated by multiplying the starting share price of Lilly's stock by the three-year compounded expected rate of return less Lilly's dividend yield.

          Lilly executive officers, including Mr. Simmons, received Executive Officer SVAs. These awards are the same as Lilly SVAs except executive officers receive no payout if Lilly's TSR for the three-year period is zero or negative, and a modifier based on Lilly's three-year cumulative TSR relative to its peer companies' median TSR performance will be applied to payouts. If Lilly's TSR is above the median of Lilly's peers, the payout is increased by 1% for every percentage point that Lilly's TSR exceeds the median (up to a maximum of 20%). Likewise, if Lilly's TSR is below the median, the payout will be reduced by up to a maximum of 20%. Adding the relative TSR modifier to the Executive Officer SVAs helps ensure Lilly executive officers' rewards align with shareholder experience while also rewarding strong performance relative to our peer group.

2018 Compensation

Setting Target Compensation

          The Named Executive Officers' 2017 compensation and 2018 compensation through September 19, 2018 were approved by Lilly's compensation committee or management, as applicable, for the periods that such persons were employed by Lilly. The Named Executive Officers' compensation from September 20, 2018 through December 31, 2018 was approved by the Elanco board of directors, except for Mr. Young, who joined Elanco on November 1, 2018 and whose compensation was approved by the Elanco compensation committee.

          The actual compensation received in 2018 is summarized below in "2018 Compensation Payouts."

Base Salary

          The following table includes the actual annual salary earned by the Named Executive Officers in 2017 and 2018, as reflected in the Summary Compensation Table in the section entitled "Executive Compensation Tables" below.

Name	2017 Annual Base Salary	2018 Annual Base Salary

Mr. Simmons	$688,118	$775,185	(1)
Mr. Young	N/A	$91,667
Ms. Lin	N/A	$500,556	(1)
Mr. Urbanek	$297,174	$381,885	(1)
Mr. Kinard	$405,632	$420,972	(1)
Mr. Jensen	N/A	$390,345
Mr. Montarce	$280,673	$335,175

(1)
Represents a blend of salary prior to the IPO and a salary increase in connection with the IPO. See "Elanco Compensation Program" below.

Annual Cash Bonus Targets

          Bonus targets for 2017 and 2018 are shown in the table below as a percentage of the Named Executive Officer's actual base salary earnings. Elanco continued the existing Elanco Bonus Plan for all of the Named Executive Officers for the period from the completion of the IPO through

December 31, 2018 and the Elanco board of directors adjusted bonus targets for certain of the Named Executive Officers for that period.

Name	2017 Bonus Target(1)	Pre-IPO 2018 Bonus Target	Post-IPO 2018 Bonus Target	Weighted 2018 Bonus Target(2)

Mr. Simmons	80%	80%	120%	91%
Mr. Young	N/A	N/A	70%	70%
Ms. Lin	N/A	55%	60%	56%
Mr. Urbanek	35%	45%	60%	49%
Mr. Kinard	45%	45%	60%	49%
Mr. Jensen	N/A	70%	70%	70%
Mr. Montarce	34%	40%	40%	40%

(1)
The 2017 bonus targets for Messrs. Montarce and Urbanek are a weighted average resulted from changes in positions held during the year.

(2)
The 2018 bonus targets for Ms. Lin and Messrs. Simmons, Urbanek, and Kinard represent a weighted average of the amounts approved by Lilly management for the period prior to the IPO and amounts approved by the Elanco board of directors in connection with the IPO. For additional detail, see "Elanco Compensation Program" below.

Lilly Equity Program — Target Grant Values

          For 2018 pre-IPO equity grants, Lilly set the total target value for Messrs. Simmons, Urbanek, Kinard and Montarce based on internal pay equity, Lilly and Elanco (as applicable) performance, individual performance and Lilly peer group data (as applicable). Mr. Simmons had 60% of his equity target allocated to Executive Officer SVAs and 40% to Executive Officer PAs. Messrs. Urbanek, Kinard and Montarce had 50% of their equity allocated to Lilly SVAs and 50% to Lilly PAs. Total target values for the 2017 and 2018 equity grants to the applicable Named Executive Officers were as follows:

Name	2017 Annual Equity Grant	2018 Annual Equity Grant(1)

Mr. Simmons	$2,000,000	$1,200,000
Mr. Young	N/A	N/A
Ms. Lin	N/A	N/A
Mr. Urbanek	$80,000	$500,000
Mr. Kinard	$415,000	$400,000
Mr. Jensen	N/A	N/A
Mr. Montarce	$90,000	$300,000

(1)
Ms. Lin and Messrs. Young and Jensen were not eligible for an annual Lilly equity grant since they were not active employees on January 1, 2018.

Performance Goals for 2018 Lilly Incentive Programs

Annual Bonus Goals

          Performance targets for the Elanco Bonus Plan and the Lilly Bonus Plan were based on the 2018 operating plan for each of Elanco and Lilly, respectively. These targets are described below under "2018 Compensation Payouts."

Performance Award (Lilly PAs and Executive Officer PAs)

          In February 2018, the Lilly compensation committee established a cumulative, compounded two-year Lilly EPS growth target of 8.1% per year for the 2018-2019 performance period, based on investment analysts' growth estimates for Lilly's peer group companies at that time. Payouts for the 2018-2019 Lilly PAs and 2018-2020 Executive Officer PAs range from 0% to 150% of the target, as illustrated below:

Shareholder Value Award (Lilly SVAs and Executive Officer SVAs)

          For purposes of establishing the Lilly stock price target for the 2018-2020 Lilly SVAs, the starting price was $84.70 per share, the average Lilly closing stock price for all trading days in November and December 2017. The Lilly target share price was established using the expected annual rate of return for large-cap companies (8%), less an assumed Lilly dividend yield of 2.66%. To determine payouts, the ending price will be the average of the closing prices of Lilly stock for all trading days in November and December 2020.

Lilly SVA

          Messrs. Kinard, Montarce and Urbanek received Lilly SVAs with the possible payouts on share price ranges illustrated in the grid below:

Ending Stock Price	Less than $42.35	$42.35 to $88.19	$88.20 to $99.01	$99.02 to $109.83	$109.84 to $120.65	Greater than $120.65

Compounded Annual Share Price Growth Rate (excluding dividends)	Less than (20.6%)	(20.6%) to 1.4%	1.4% to 5.3%	5.3% to 9.0%	9.1% to 12.5%	Greater than 12.5%
Percent of Target	0%	50%	75%	100%	125%	150%

Executive Officer SVA

          The Executive Officer SVA is designed to deliver no payout if the total shareholder return (including projected dividends) is zero or negative. Mr. Simmons received Executive Officer SVAs with payouts based on share price ranges illustrated in the grid below:

Ending Stock Price	Less than $77.38	$77.38 to $88.19	$88.20 to $99.01	$99.02 to $109.83	$109.84 to $120.65	Greater than $120.65

Compounded Annual Share Price Growth Rate (excluding dividends)	Less than (3.0%)	(3.0%) to 1.4%	1.4% to 5.3%	5.3% to 9.0%	9.1% to 12.5%	Greater than 12.5%
Percent of Target	0%	50%	75%	100%	125%	150%

          Mr. Simmons' Executive Officer SVAs are subject to a relative TSR modifier, as outlined in the grid below. The number of Lilly shares to be paid will increase or decrease by 1% for every percentage point Lilly's three-year TSR deviates from Lilly's peer group's median three-year TSR, capped at 20%.

2018 Compensation Payouts

          The information in this section reflects the amounts paid to the Named Executive Officers under the Elanco Bonus Plan, Lilly Bonus Plan and in respect of Lilly equity awards granted in prior years for which the relevant performance period ended in 2018, as applicable.

Elanco Performance

          In 2018, Elanco exceeded its annual operating margin by 0.1%; however, it missed its annual revenue target by 0.9%. Elanco made strong progress on its innovation goals, and ended with an innovation rating above target at 3.6. The two major approvals were Galliprant in the EU and Credelio in the U.S. In addition, Elanco made significant progress on its long-term strategic agenda, improving cost structure, reducing global headcount, rationalizing key assets and products and accelerating important pipeline projects. The 2018 results described below reflect Elanco's 2018 performance with respect to the Elanco Bonus Plan targets and are not presented on the same basis as, and are not directly comparable to, our combined financial results presented in this prospectus.

Elanco Bonus Plan

          Elanco's performance compared to the 2018 targets for revenue, operating margin, innovation progress and the Lilly Company Bonus Multiple, as well as the resulting bonus multiple, is set forth below.

	2018 Elanco Target	2018 Elanco Results	Multiple

Revenue	$3.171B	$3.143B	0.85
Operating Margin	20.0%	20.2%	1.10
Innovation	3.00	3.60	1.30
Lilly Company Bonus Multiple			1.73
Resulting Elanco Bonus Multiple			1.24

          Elanco's 2018 innovation target was 3.0 on a scale of 1.0 to 5.0. Elanco's innovation multiple is comprised of the following factors: (i) achievement of product approvals, (ii) entrants into early and late stage development, (iii) adherence to approval timelines and (iv) a qualitative assessment by Elanco's head of R&D of overall performance. Based on the weighted outcomes of these factors, Elanco achieved a 3.60 score, which correlates to a 1.30 innovation multiple for use in the Elanco bonus calculation.

          When combined, the Elanco revenue, operating margin innovation and Lilly Corporate Bonus multiples yielded a 2018 Elanco Bonus Plan multiple of:

(0.25 × 0.85) + (0.25 × 1.10) + (0.25 × 1.30) + (0.25 × 1.73) = 1.24 bonus multiple

          The 2018 bonuses to be paid to the applicable Named Executive Officers under the Elanco Bonus Plan are as follows:

Name	2018 Bonus ($)

Mr. Simmons	$907,450	(2)
Mr. Young(1)	$79,567
Ms. Lin(1)	$350,552	(3)
Mr. Urbanek	$233,083	(3)
Mr. Kinard(1)	$180,180	(3)
Mr. Jensen(1)	$222,439
Mr. Montarce(1)	$138,404

(1)
Pro-rated based upon the actual time-period worked at Elanco.

(2)
Represents the sum of a pro-rated EOIP payout of $492,050 through September 19, 2018, which reflects the reduction of Mr. Simmons' bonus payout under the EOIP by the Lilly compensation committee, in its discretion, to a level that was based entirely on Elanco performance and that was pro-rated for the period prior to the IPO during which Mr. Simmons was a Lilly executive officer, and the Elanco Bonus Plan payout of $415,400 for the remainder of 2018. See "Annual Cash Bonus Targets" above.

(3)
Represents a weighted average of the amounts approved by Lilly management for the period prior to the IPO and amounts approved by the Elanco board of directors in connection with the IPO.

Lilly Performance

          In 2018, Lilly exceeded both its annual revenue and EPS targets. Lilly also made significant progress on its pipeline, meeting or exceeding all of its pipeline targets. Key pipeline highlights include first regulatory approval for Emgality, along with eleven other new approvals, indications or line extensions.

Lilly Bonus Plan

          Lilly's performance compared to its 2018 targets for revenue, EPS and pipeline progress, as well as the resulting bonus multiple, is illustrated below.

	2018 Lilly Target	2018 Adjusted Results	Multiple

Revenue	$23.457B	$24.556B	1.48
EPS	$4.91	$5.49	2.00
Pipeline Score	3.00	3.90	1.45
Resulting Lilly Bonus Multiple			1.73

          Lilly's Science and Technology Committee assessed Lilly's progress toward achieving product pipeline goals based on the following factors: (i) achievement of product approvals, (ii) new chemical entity entrants into Phase 1 and Phase 3 clinical trials, (iii) new indication or line extension entrants into Phase 3 clinical trials, (iv) speed of development, (v) adherence to timelines and (iv) a qualitative assessment of overall performance. Based on the recommendation of the Science and Technology Committee, Lilly's compensation committee certified a pipeline score of 3.90, resulting in a pipeline multiple of 1.45.

          When combined, the Lilly revenue, EPS, and pipeline multiples yielded a 2018 Lilly Bonus Plan multiple of:

(0.25 × 1.48) + (0.50 × 2.00) + (0.25 × 1.45) = 1.73 bonus multiple

          The 2018 bonuses paid to Messrs. Montarce and Kinard under the Lilly Bonus Plan were as follows:

Name	2018 Bonus ($)

Mr. Kinard	$107,498
Mr. Montarce	$38,845

Performance Awards (Lilly PAs and Executive Officer PAs)

          The target cumulative Lilly EPS for the 2017-2018 Lilly PAs and the 2017-2019 Executive Officer PAs was set in the first quarter of 2017, reflecting expected industry growth of 5.3% each year over the two-year performance period of 2017-2018. Lilly's actual annual EPS growth for the two-year period was 22.5%. This outcome was largely driven by volume growth from newer Lilly products.

          For the Named Executive Officers, the number of Lilly shares earned under the 2017-2018 Lilly PAs or, for Mr. Simmons, the 2017-2019 Executive Officer PAs, is set forth in the table below. Mr. Simmons' shares earned under the 2017-2019 Executive Officer PA are subject to an additional thirteen-month service-vesting period at Lilly or Elanco following vesting.

Name	Target Shares	Shares Earned

Mr. Simmons	10,878	16,317
Mr. Young(1)	N/A	N/A
Ms. Lin(1)	N/A	N/A
Mr. Urbanek	544	816
Mr. Kinard	2,822	4,233
Mr. Jensen(1)	N/A	N/A
Mr. Montarce	612	918

(1)
Ms. Lin and Messrs. Young and Jensen were not eligible for a 2017-2018 Lilly PA since they were not active Lilly employees on January 1, 2017.

Shareholder Value Award (Lilly SVAs and Executive Offer SVAs)

          The target Lilly stock price range of $98.55 to $109.06 (17.7% to 30.2% stock price growth) for the 2016-2018 Lilly SVAs was set in 2016 based on a beginning Lilly stock price of $83.74, which was the average closing price for Lilly stock for all trading days in November and December 2015.

The ending Lilly stock price of $112.38 represents a stock price growth of approximately 34.2% over the relevant three-year period. Lilly's performance compared to target for 2016-2018 Lilly SVAs is shown below.

          The performance multiple of 1.25 was modified for Mr. Simmons by the relative total shareholder return metric. The cumulative total shareholder return median for the Lilly peer group was 16.6%, and Lilly's total shareholder return over the same period was 44.9% as depicted on the chart below:

          Given this positive relative performance, the Executive Officer SVA payout multiple was increased by 20% making the final performance multiple a 1.50.

          The shares earned by the Named Executive Officers during 2018 under the 2016-2018 Lilly SVAs (Executive Officer SVAs for Mr. Simmons) were as follows:

Name	Target Shares	Shares Paid Out

Mr. Simmons	29,190	43,785
Mr. Young(1)	N/A	N/A
Ms. Lin(1)	N/A	N/A
Mr. Urbanek	819	1,024
Mr. Kinard	3,854	4,818
Mr. Jensen(1)	N/A	N/A
Mr. Montarce	1,012	1,265

(1)
Ms. Lin and Messrs. Young and Jensen were not eligible for a 2016-2018 Lilly SVA grant since they were not active Lilly employees on January 1, 2016.

Other Lilly Compensation Practices and Information

Lilly Employee Benefits

          Lilly offers core employee benefits coverage to:

  •
  provide the Lilly workforce with a reasonable level of financial support in the event of illness or injury;

  •
  provide post-retirement income; and

  •
  enhance productivity and job satisfaction through benefit programs that focus on overall well-being.

          The benefits that were available to the Named Executive Officers during their employment with Lilly were generally the same as those available to all U.S. Lilly employees and included medical and dental insurance, disability insurance and life insurance. In addition, The Lilly Employee 401(k) plan ("Lilly 401(k) Plan") and The Lilly Retirement Plan provide U.S. Lilly employees a reasonable level of retirement income reflecting employees' careers with Lilly.

          To the extent that any Lilly employee's retirement benefit exceeds Internal Revenue Service (IRS) limits for amounts that can be paid through a qualified plan, Lilly also offers a nonqualified pension plan and a nonqualified savings plan. The Named Executive Officers participated in these nonqualified plans in 2018. These plans provide only the difference between the calculated benefits and the IRS limits, and the formula is the same for all U.S. Lilly employees. The cost of Lilly employee benefits is partially borne by the employee, which included the Named Executive Officers who received Lilly employee benefits.

The Lilly Deferred Compensation Plan

          Lilly executive officers, which, prior to the IPO, included Mr. Simmons, may defer receipt of all or part of their cash compensation. Other U.S. Lilly executives may defer receipt of all or part of their cash bonus under The Lilly Deferred Compensation Plan, which allows participants to save for retirement in a tax-effective way at minimal cost to Lilly. Under this unfunded plan, amounts deferred by the participant are credited at an interest rate of 120% of the applicable federal long-term rate, as described in more detail following the "Nonqualified Deferred Compensation in 2018" table.

Elanco Compensation Program

          The following section describes Elanco's current compensation program, which continues to be developed by the Elanco compensation committee.

Elanco Compensation Committee

          Elanco's compensation committee determines and approves executive officer compensation and provides oversight of Elanco's compensation philosophy. The Elanco compensation committee will annually review and evaluate Elanco's executive compensation plans and programs to ensure they are aligned with its compensation philosophy. The Elanco compensation committee determined to generally maintain Lilly's compensation philosophy through the exchange offer and anticipates reviewing its philosophy and pay programs following the exchange offer.

Elanco Peer Group

          Based on the advice of Willis Towers Watson, the compensation consultant engaged by Lilly management to provide advice on the Elanco peer group in connection with the IPO, the following group of 18 companies were identified as Elanco's "core" peers:

Agilent Technologies	Endo International	PerkinElmer
Alexion Pharmaceuticals	Hologic	Perrigo Company
Boston Scientific	IDEXX Laboratories	Steris
Catalent	Jazz Pharmaceuticals	Varian Medical Systems
DENTSPLY SIRONA	Mallinckrodt	West Pharmaceutical Services
Edwards Lifesciences	OPKO Health	Zoetis

          To determine the elements of Elanco's compensation programs for its Named Executive Officers, the Elanco board approved compensation packages derived from following benchmarks, among others:

  •
  Proxy statement data for the "core" peer group as disclosed in each company's prior year compensation discussion and analysis and executive compensation tables; and

  •
  Survey data from similarly-sized companies within the life sciences industry, in particular, from the Willis Towers Watson survey that encompassed life-science companies with annual revenues of less than or equal to $20 billion.

          The Elanco compensation committee expects to periodically review the peer group and make adjustments to its size and composition, when appropriate, within its discretion.

Compensation Arrangements

          In connection with the IPO, the Elanco board of directors approved new pay packages for each of Messrs. Simmons, Urbanek, Kinard and Ms. Lin. Mr. Jensen's pay package was not modified as he joined Elanco in March 2018 and began a medical leave on or about August 1, 2018. Mr. Jensen did not return to his position with Elanco following his medical leave. Following his death on December 14, 2018, Mr. Jensen's estate received benefits pursuant to the terms of his employment arrangement with Elanco (see "Payments Upon Termination or Change in Control (as of December 31, 2018)" below).

          Mr. Montarce was named Acting Chief Financial Officer from August 1, 2018 through October 31, 2018, during which time his pay package also did not change. As of November 1, 2018, Mr. Montarce returned to his position at Lilly and received a one-time cash award of $200,000 from Lilly in connection with the transition to his new role. Mr. Young's compensation was determined by the Elanco compensation committee in connection with his hiring on November 1, 2018.

          The following pay packages of the Named Executive Officers were developed based on the experience profile of the executive and competitive positioning against peer group benchmarking as described above. All of the Named Executive Officers' compensation packages reflect the consideration of benchmarking data from the Willis Towers Watson life sciences survey regressed for relative company size, and the compensation package for Mr. Simmons was also benchmarked against the compensation of the 18 core peer companies listed above.

Mr. Simmons:	As the President and Chief Executive Officer, Mr. Simmons receives $1,000,000 in base salary and is eligible to participate in the Elanco Bonus Plan with a target of 120% of base salary.
Mr. Young
As the Chief Financial Officer, Mr. Young receives $550,000 in base salary and is eligible to participate in the Elanco Bonus Plan with a target of 70% of base salary. Mr. Young received a one-time cash payment of $200,000 less applicable taxes upon starting his Elanco employment. He also received a one-time equity award of $300,000 in December 2018 in connection with joining Elanco.
Ms. Lin:
As the Executive Vice President, Elanco USA, Corporate Strategy and Global Marketing, Ms. Lin receives $530,000 in base salary and is eligible to participate in the Elanco Bonus Plan with a target of 60% of base salary. Ms. Lin received a one-time cash payment of $500,000 less applicable taxes upon starting her Elanco employment. She also received a one-time equity award of $900,000 in February 2018 in connection with joining Elanco.
Mr. Urbanek:	As the Executive Vice President, Manufacturing and Quality, Mr. Urbanek receives $385,000 in base salary and is eligible to participate in the Elanco Bonus Plan with a target of 60% of base salary.
Mr. Kinard:	As the Executive Vice President, Human Resources, Mr. Kinard receives $430,000 in base salary and is eligible to participate in the Elanco Bonus Plan with a target of 60% of base salary.
Mr. Montarce:
Mr. Montarce receives $336,810 in base salary and participates in an annual cash incentive program with a target of 40%. Mr. Montarce's compensation was not adjusted during the time he served as Acting Chief Financial Officer of Elanco.

2018 Founders Awards

          Elanco Named Executive Officers, except Messrs. Montarce and Young, received a Founders Award on October 20, 2018. The Founders' Awards were allocated evenly (based on grant date fair value) between Elanco RSUs and Elanco Options that each vest on that date that is three years after the grant date, subject to continued service. The number of shares granted are as set forth below:

Name	Elanco RSUs	Elanco Options

Mr. Simmons	36,287	109,642
Ms. Lin	6,979	21,086
Mr. Urbanek	6,979	21,086
Mr. Kinard	6,979	21,086
Mr. Jensen	19,449	58,766

Stock Ownership and Holding Requirements

          Elanco's board of directors has adopted equity ownership requirements for executive officers, which require the Chief Executive Officer of Elanco to hold the number of shares of Elanco common stock equal to six times (6x) his or her base salary and other officers to hold the number of shares of Elanco common stock equal to three times (3x) their base salaries. All Named Executive Offers were compliant with the annual award share retention guideline, which requires the retention of 50% of all equity awards until their stock ownership requirements are satisfied, as they each build toward their respective ownership requirements. Mr. Montarce has a holding requirement of 5,000 Lilly shares under the Lilly share ownership and retention guidelines and he was compliant with the Lilly share retention guideline as he built toward his respective ownership requirement.

Hedging/Pledging Policy

          Elanco's compensation committee adopted a hedging and pledging policy under which our non-employee directors and employees are not permitted to hedge their economic exposures to Elanco stock through short sales or derivative transactions. Non-employee directors and all members of senior management are prohibited from pledging any Elanco stock (i.e., using Elanco stock as collateral for a loan or trading shares on margin).

Executive Compensation Recovery Policy

          All Elanco incentive awards generally are subject to forfeiture upon termination of employment prior to the end of the performance or vesting period or for disciplinary reasons. In addition, the Elanco compensation committee has adopted an Elanco executive compensation recovery policy that gives the Elanco compensation committee broad discretion to claw back Elanco incentive payouts from any member of Elanco senior management, which includes our Named Executive Officers, whose misconduct results in a material violation of law or company policy that causes significant harm to Elanco or who fails in his or her supervisory responsibility to prevent such misconduct by others. The Elanco recovery policy covers any Elanco incentive compensation awarded or paid to an employee at a time when he or she is a member of Elanco senior management. Subsequent changes in status, including retirement or termination of employment, do not affect Elanco's rights to recover compensation under the policy. Recoveries under the Elanco plan can extend back as far as three years.

Looking Ahead to 2019 Compensation

          The Elanco compensation committee approved the continuance of the existing Elanco Bonus Plan for all of the Named Executive Officers for the period from the completion of the IPO through December 31, 2018. The compensation committee subsequently adopted a new Elanco Bonus Plan for 2019 that includes three measures: Revenue (30%), EBIT (40%) and progress of the innovation pipeline (30%).

          Lilly equity awards previously granted to the Named Executive Officers continue to vest in accordance with their terms, with their service to Elanco counting as service to Lilly for all purposes until the exchange offer. Upon the exchange offer, unvested Lilly equity awards will terminate in accordance with their terms for no consideration paid to the Named Executive Officers (other than Mr. Montarce, who will remain employed by Lilly). It is anticipated that the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration subject to the requirements of applicable law and the terms of the 2018 Elanco Stock Plan and applicable award agreements.

          Elanco provides retirement income to eligible employees, which includes the Named Executive Officers, through The Elanco 401(k) Plan, a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Participants may elect to contribute a portion of their base salary to the plan, and Elanco provides matching contributions on employees' contributions up to 6% of base salary up to IRS limits. In addition, Elanco provides a non-elective contribution in the amount of 3% of base salary, pending active employment on December 31 of each year. The employee contributions, Elanco contributions and earnings thereon are paid out in accordance with elections made by the participant under the terms and conditions of the Plan.

          Neither Elanco nor its subsidiaries sponsor (1) a defined benefit retirement plan for U.S. employees, however, eligible employees may receive transition service credit for vesting and eligibility purposes under certain retirement plans sponsored by Eli Lilly and Company or (2) a nonqualified deferred compensation plan or (3) a nonqualified savings plan.

Executive Compensation Tables

          All amounts included in the tables below represent compensation paid to or earned by the applicable Named Executive Officers for 2018 or the year indicated in the applicable table. Ms. Lin and Messrs. Young and Jensen joined Elanco in 2018 and therefore do not have any compensation from Lilly in 2017.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Jeffrey Simmons	2018	$775,185	$0	$2,530,654	$1,119,445	$907,450	$0	$46,511	$5,379,245
President and Chief	2017	$688,118	$0	$2,400,000	$0	$379,841	$1,261,845	$41,287	$4,771,091
Executive Officer
Todd Young	2018	$91,667	$200,000	$300,032	$0	$79,567	$1,102	$8,285	$680,653
Executive Vice	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President and Chief
Financial Officer
Sarena Lin	2018	$500,556	$500,000	$1,115,384	$215,288	$350,552	$5,742	$171,338	$2,858,860
Executive Vice	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President, Elanco
USA, Corporate
Strategy and Global
Marketing
David Urbanek	2018	$381,885	$0	$825,302	$215,288	$233,083	$202,856	$22,913	$1,881,328
Executive Vice	2017	$297,174	$0	$300,040	$0	$76,887	$333,402	$17,830	$1,025,333
President,
Manufacturing and
Quality
David Kinard	2018	$420,972	$0	$703,302	$215,288	$180,180	$0	$25,258	$1,652,499
Executive Vice	2017	$405,632	$0	$518,750	$0	$244,596	$379,379	$24,338	$1,572,696
President, Human
Resources
Christopher Jensen	2018	$390,345	$200,000	$600,002	$600,001	$222,439	$7,135	$75,676	$2,095,597
Former Chief	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer
Lucas Montarce	2018	$335,175	$200,000	$616,019	$0	$138,404	$5,5674	$20,111	$1,354,228
Former Acting Chief	2017	$280,673	$0	$112,500	$0	$83,976	$24,896	$16,200	$518,245
Financial Officer

(1)
Ms. Lin and Messrs. Young and Jensen received one-time cash bonus payments of $500,000, $200,000 and $200,000, respectively, as part of their employment offers. Mr. Montarce received a one-time cash bonus payment of $200,000 from Lilly in connection with his transition from Elanco to his new role at Lilly as of November 1, 2018.

(2)
This column shows the grant date fair value of the Lilly PAs, Executive Officer PAs, Lilly SVAs, Executive Officer SVAs, Lilly RSUs and Elanco RSUs, as applicable, awarded to the Named Executive Officers in 2017 and 2018 computed in accordance with FASB ASC Topic 718, based upon the probable outcome of the performance conditions as of the grant date and the assumptions in Note 13: Stock-Based Compensation to Elanco's consolidated and combined financial statements included elsewhere in this prospectus, "Note 11: Stock-Based Compensation" footnote to the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by Lilly on February 19, 2019, and "Note 11—Stock Based Compensation" footnote to the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by Lilly on February 20, 2018. The grant date fair value for the Lilly PAs, Executive Officer PAs, Lilly SVAs and Executive Officer SVAs included in the "Stock Awards" column are based on the probable payout outcome anticipated at the time of grant, which for the Lilly PAs and Executive Officer PAs was at 144% of target and for the Lilly SVAs and Executive Officer SVAs was target value.

The "Stock Awards" column also includes one-time Lilly RSU and Elanco RSU awards as follows:

•
Ms. Lin received a Lilly Restricted Stock Unit award, which was granted on February 1, 2018 with a grant date fair value of $900,082. She received this as a one-time award to partially offset compensation forfeited from a previous employer. One-third of her grant is scheduled vest on February 1, 2019, one-third on February 1, 2020 and the remaining one-third on February 1, 2021.

•
Mr. Young received an Elanco Restricted Stock Unit award, which was granted on December 3, 2018 with a grant date fair value of $300,032. He received this as a one-time award to partially offset compensation forfeited from a previous employer. One-half of this grant will vest on December 3, 2019 and the remaining one-half will vest on December 3, 2020.

•
Mr. Montarce received a Lilly Restricted Stock Unit award, which was granted on May 1, 2018 with a grant date fair value of $250,019. He received this award in recognition of his contributions to Lilly and to help secure his services as vice president, CFO Lilly International through May 2023. One-third of his grant will vest on May 1, 2021 and the remaining two-thirds will vest on May 1, 2023.

These one-time restricted stock unit awards will be forfeited if Ms. Lin or Messrs. Young or Montarce terminate employment with Lilly or Elanco, as applicable, prior to the vesting dates, other than the event of certain qualifying terminations.

  The "Stock Awards" column also includes Founders' Award Elanco RSUs for Ms. Lin and Messrs. Simmons, Urbanek, Kinard and Jensen. These awards were granted after the IPO on October 20, 2018, which will vest on October 20, 2021. The grant date fair values were $1,119,454 for Mr. Simmons and $215,302 for Ms. Lin and Messrs. Urbanek and Kinard.

  The supplemental table below shows the total target grant date fair values of the annual equity awards approved by the Lilly compensation committee for Mr. Simmons and approved by Lilly management for the remaining Named Executive Officers, as applicable:

Name	2017 Total Equity	2018 Total Equity

Mr. Simmons	$2,000,000	$1,200,000
Mr. Young*	N/A	N/A
Ms. Lin*	N/A	N/A
Mr. Urbanek	$80,000	$500,000
Mr. Kinard	$415,000	$400,000
Mr. Jensen*	N/A	N/A
Mr. Montarce	$90,000	$300,000

*
Ms. Lin and Messrs. Young and Jensen were not eligible for an annual Lilly equity grant since they were not active employees of Lilly on January 1, 2018.

  The table below shows the minimum, target and maximum payouts (using the grant date fair value) for the 2018-2019 Lilly PAs (2018-2020 Executive Officer PA for Mr. Simmons) included in this column of the "Summary Compensation Table."

Name	Payout Date	Minimum Payout	Target Payout	Maximum Payout

Mr. Simmons	January 2021	$0	$480,000	$720,000
Mr. Urbanek	January 2020	$0	$250,000	$375,000
Mr. Kinard	January 2020	$0	$200,000	$300,000
Mr. Montarce	January 2020	$0	$150,000	$225,000

  The table below shows the minimum, target and maximum payouts (using the grant date fair value) for the 2018-2020 Lilly SVAs (2018-2020 Executive Officer SVAs for Mr. Simmons) included in this column of the "Summary Compensation Table."

Name	Payout Date	Minimum Payout	Target Payout	Maximum Payout

Mr. Simmons	January 2021	$0	$720,000	$1,296,000
Mr. Urbanek	January 2021	$0	$250,000	$375,000
Mr. Kinard	January 2021	$0	$200,000	$300,000
Mr. Montarce	January 2021	$0	$150,000	$225,000
(3)
The "Option Awards" column includes Founders' Awards of Elanco options for Ms. Lin and Messrs. Simmons, Urbanek, Kinard and Jensen. These nonqualified stock option awards were granted after the IPO on October 20, 2018. Generally, they vest on the third anniversary of the grant date, followed by a seven-year exercise period, except for Mr. Jensen whose option award immediately vested upon his death on December 14, 2018 and expires on March 14, 2019. The grant date fair values were $1,119,445 for Mr. Simmons, $600,001 for Mr. Jensen and $215,288 for Ms. Lin and Messrs. Urbanek and Kinard.

(4)
This column shows payments under the Elanco Bonus Plan and/or the Lilly Bonus Plan for performance in 2018. See "— 2018 Compensation Payouts" above for details on 2018 payouts for the Named Executive Officers under the applicable cash bonus plan.

(5)
The amounts in this column reflect the change in Lilly pension value, calculated by Lilly's actuary, and are affected by additional service accruals and pay earned, as well as actuarial assumption changes. The 2018 change in pension values was driven to a large extent by a higher discount rate which decreased the net present value of the applicable Named Executive Officers' pension. The design of the pension benefit did not change. See "— Pension Benefits" below for information about the actuarial assumptions used. None of the Named Executive Officers received any preferential or above-market earnings on deferred compensation.

(6)
The amounts in this column consist solely of Lilly matching contributions for each individual's 401(k) plan and nonqualified savings plan contributions. There were no reportable perquisites, personal benefits or tax reimbursements or gross-ups paid to any of the Named Executive Officers for 2018.

Grants of Plan-Based Awards During 2018

          The following table reflects grants of plan-based awards described in the CD&A under each of the following plans: the Elanco Bonus Plan and Lilly Bonus Plan (each plan is a non-equity incentive plan), the 2002 Lilly Stock Plan (which provides for the grant of performance awards (PAs), shareholder value awards (SVAs), restricted stock units (RSUs) and the 2018 Elanco Stock Plan. To receive a payout under the Lilly PAs, Executive Officer PAs, Lilly SVAs or Executive Officer SVAs, a participant must remain employed with Lilly through the end of the relevant award period (except in the case of death, disability, retirement or redundancy). No dividends accrue on either performance awards or shareholder value awards during the performance period. For the Executive Officer PAs, dividend equivalents units accrue during the thirteen-month service-vesting period (following the two-year performance period) and are paid upon vesting. In connection with the exchange offer, all then-unvested Lilly equity awards held by the Named Executive Officers (other than Mr. Montarce, who will remain employed by Lilly) will be forfeited for no consideration. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

			Lilly/ Elanco compensation committee	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities	Exercise or Base Price of	Grant Date Fair Value of Stock and

Name	Award	Grant Date(2)	Action Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or Units (#)	Underlying Options	Option Awards	Option Awards(9)

Mr. Simmons	Elanco Bonus Plan			$182,954	$731,815	$1,463,629
	2018- 2020 Executive Officer PAs(3)	2/9/2018	12/11/2017				3,351	6,701	10,052				$691,200
	2018 - 2020 Executive Officer SVAs(4)	2/9/2018	12/11/2017				6,988	17,471	31,448				$720,000
	Elanco RSUs(5)	10/20/2018	9/5/2018							36,287			$1,119,454
	Elanco Options(5)	10/20/2018	9/5/2018								109,642	$31.61	$1,119,445
Mr. Young	Elanco Bonus Plan			$16,042	$64,167	$128,333
	Elanco RSUs(6)	12/3/2018	11/12/2018							8,983			$300,032
Ms. Lin	Elanco Bonus Plan			$70,676	$282,703	$565,407
	Lilly RSU(7)	2/1/2018	N/A							10,922			$900,082
	Elanco RSUs(5)	10/20/2018	9/5/2018							6,979			$215,302
	Elanco Options(5)	10/20/2018	9/5/2018								21,086	$31.61	$215,288
Mr. Urbanek	Elanco Bonus Plan			$46,993	$187,970	$375,940
	2018- 2020 Lilly PAs(3)	2/9/2018	N/A				1,745	3,490	5,235				$360,000
	2018 - 2020 Lilly SVAs(4)	2/9/2018	N/A				2,442	4,883	7,325				$250,000
	Elanco RSUs(5)	10/20/2018	9/5/2018							6,979			$215,302
	Elanco Options(5)	10/20/2018	9/5/2018								21,086	$31.61	$215,288
Mr. Kinard	Elanco Bonus Plan			$36,327	$145,306	$290,612
	Lilly Bonus Plan			$15,534	$62,138	$124,275
	2018- 2020 Lilly PAs(3)	2/9/2018	N/A				1,396	2,792	4,188				$288,000
	2018 - 2020 Lilly SVAs(4)	2/9/2018	N/A				1,953	3,906	5,859				$200,000
	Elanco RSUs(5)	10/20/2018	9/5/2018							6,979			$215,302
	Elanco Options(5)	10/20/2018	9/5/2018								21,086	$31.61	$215,288
Mr. Jensen	Elanco Bonus Plan			$44,847	$179,386	$358,772
	Elanco RSUs(5)	10/20/2018	9/5/2018							19,449			$600,002
	Elanco Options(5)	10/20/2018	9/5/2018								58,766	$31.61	$600,001
Mr. Montarce	Elanco Bonus Plan			$27,904	$111,616	$223,232
	Lilly Bonus Plan			$5,614	$22,454	$44,908
	2018- 2020 Lilly PAs(3)	2/9/2018	N/A				1,047	2,094	3,141				$216,000
	2018 - 2020 Lilly SVAs(4)	2/9/2018	N/A				1,465	2,930	4,395				$150,000
	Lilly RSU(8)	5/1/2018	N/A							3,162			$250,019

(1)
These columns show the threshold, target and maximum payouts for performance under the Elanco Bonus Plan and/or Lilly Bonus Plan. Bonus payouts range from 0% to 200% of target. The threshold, target and maximum amounts represents a weighted average of the amounts approved by Lilly management for the period prior to the IPO and amounts approved by the Elanco board of directors or compensation committee, as applicable, in connection with the IPO.

(2)
To assure grant timing is not manipulated for employee gain, the annual grant date for Lilly awards is established in advance by the Lilly compensation committee. Lilly equity awards to new hires and other off-cycle grants are generally effective on the first trading day of the following month.

(3)
This row shows the possible payouts for 2018-2019 Lilly PAs and the 2018-2020 Executive Officer PAs, ranging from 0% to 150% of target. The Lilly PAs, to the extent earned and vested, will pay out in January 2020, and the Executive Officer PAs, to the extent earned and vested, will pay out in January 2021. The grant date fair value of the Lilly PAs and Executive Officer PAs is based on the probable payout outcome at the time of grant, which assumes payout at 144% of target value. The target and maximum values are listed for these awards in Note 2 to the Summary Compensation Table, above. For all Named Executive Officers other than Mr. Montarce (who will remain employed by Lilly), these awards will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration of the forfeited awards.

(4)
This row shows the range of payouts for 2018-2020 Lilly SVAs and the 2018-2020 Executive Officer SVAs. These shareholder value awards will pay out in January 2021, with payouts for the 2018-2020 Lilly SVAs ranging from 0% to 150% and the payouts for the 2018-2020 Executive Officer SVAs ranging from 0% to 180% of target. Lilly measures the fair value of Lilly SVAs and the Executive Officer SVA awards on the grant date using a Monte Carlo simulation model. The grant date fair value of these shareholder value awards is based on the probable payout outcome at the time of grant, which assumes payout at the target value. The target and maximum values are listed for these awards in Note 2 to the Summary Compensation Table, above. For all Named Executive Officers other than Mr. Montarce (who will remain employed by Lilly), these awards, to the extent not then vested, will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(5)
Following the IPO, Ms. Lin and Messrs. Simmons, Urbanek, Kinard and Jensen received a Founder's Award in the form of 50% Elanco Options and 50% Elanco RSUs. Generally, the Elanco Options will vest in three years, followed by a seven-year exercise period and the Elanco RSUs will vest on October 20, 2021, except for Mr. Jensen, whose Founders' Awards accelerated upon his death.

(6)
The Elanco RSU represents a one-time award to partially offset compensation forfeited from a previous employer. Mr. Young was granted the award on December 3, 2018; one-half of this grant will vest on December 3, 2019 and the remaining one-half will vest on December 3, 2020.

(7)
The Lilly RSU represents a one-time award to partially offset compensation forfeited from a previous employer. Ms. Lin was granted on February 1, 2018; one-third of this grant will vest on February 1, 2019, one-third will vest on February 1, 2020 and the remaining one-third will vest on February 1, 2021. In connection with the exchange offer, the then-unvested portion of this award will be forfeited for no consideration. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(8)
The Lilly RSU represents the award Mr. Montarce received in recognition of his contributions to Eli Lilly and Company and to help secure his services through May 2023. The award was granted on May 1, 2018; one-third of this grant will vest on May 1, 2021, and the remaining two-thirds will vest on May 1, 2023. The grant date fair value of the award was $250,019.

(9)
This column shows the grant date fair value of the Lilly PAs, Executive Officer PAs, Lilly SVAs and Executive Officer SVAs computed in accordance with FASB ASC Topic 718, based upon the probable outcome of the performance conditions as of the grant date as well as the grant date fair value of the Lilly RSU and Elanco RSU awards granted to Ms. Lin and Messrs. Young and Montarce. See notes 3 through 8 to this table.

Outstanding Lilly and Elanco Equity Awards at December 31, 2018

          The 2018 Elanco closing stock price of $31.53 and the Lilly closing stock price of $115.72 were used to calculate the values in the table below.

		Option Awards						Stock Awards

Name	Award	Number of Securities Underlying Options Exercisable (#)		Number of Securities Underlying Options Unexercisable (#)		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)

Mr. Simmons	2018 - 2020 Executive Officer SVA										31,448	(1)	$3,639,163
	2017 - 2019 Executive Officer SVA										33,074	(2)	$3,827,323
	2018 - 2020 Executive Officer PA										10,052	(3)	$1,163,217
	2017 - 2019 Executive Officer PA							16,317	(4)	$1,888,203
	2016 - 2018 Executive Officer PA							11,111	(5)	$1,285,765
	Elanco RSUs							36,287	(6)	$1,144,129
	Elanco Options			109,642	(7)	$31.61	10/20/2028
Mr. Young	Elanco RSUs							8,983	(8)	$283,234
Ms. Lin	Lilly RSUs							10,922	(9)	$1,263,894
	Elanco RSUs							6,979	(6)	$220,048
	Elanco Options			21,086	(7)	$31.61	10/20/2028
Mr. Urbanek	2018 - 2020 Lilly SVA										7,325	(1)	$847,649
	2017 - 2019 Lilly SVA										902	(2)	$104,379
	2018 - 2020 Lilly PA										5,235	(3)	$605,794
	Lilly RSU							2,498	(10)	$289,069
	Elanco RSUs							6,979	(6)	$220,048
	Elanco Options			21,086	(7)	$31.61	10/20/2028
Mr. Kinard	2018 - 2020 Lilly SVA										5,859	(1)	$678,003
	2017 - 2019 Lilly SVA										4,676	(2)	$541,107
	2018 - 2020 Lilly PA										4,188	(3)	$484,635
	Elanco RSUs							6,979	(6)	$220,048
	Elanco Options			21,086	(7)	$31.61	10/20/2028
Mr. Jensen	Elanco Options	58,766	(11)			$31.61	3/14/2019
Mr. Montarce	2018 - 2020 Lilly SVA										4,395	(1)	$508,589
	2017 - 2019 Lilly SVA										1,014	(2)	$117,340
	2018 - 2020 Lilly PA										3,141	(3)	$363,477
	Lilly RSUs							3,162	(12)	$365,907

(1)
Lilly SVAs and Executive Officer SVAs granted for the 2018-2020 performance period, to the extent earned, are scheduled to vest on December 31, 2020. The number of Lilly shares reported reflects the maximum payout, which will be made if the average closing Lilly stock price in November and December 2020 is over $120.65. Actual payouts may vary from 0% to 180% of target for the Executive Officer SVAs and 0% to 150% for the Lilly SVAs. Net Lilly shares received in respect of Executive Officer SVA payouts must be held by Mr. Simmons for a minimum of one year. For all Named Executive Officers other than Mr. Montarce (who will remain employed by Lilly), these awards, to the extent not then vested, will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(2)
Lilly SVAs and Executive Officer SVAs granted for the 2017-2019 performance period are scheduled to vest on December 31, 2019. The number of Lilly shares reported reflects the maximum payout, which will be made if the average closing Lilly stock price in November and December 2018 is over $101.79. Actual payouts may vary from 0% to 180% of target for the Executive Officer SVA and 0% to 150% for the Lilly SVA. Net Lilly shares from any payout must be held by the applicable Named Executive Officer for a minimum of one year. For all Named Executive Officers other than Mr. Montarce (who will remain employed by Lilly), these awards, to the extent not then vested, will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(3)
For Mr. Simmons, this number represents the maximum value of Executive Officer PA shares that could pay out for 2018-2019 performance period provided performance goals are met. Once the combined cumulative Lilly EPS result and associated payout level is determined at the end of the performance period, the resultant number of shares owed to Mr. Simmons will be issued as Lilly RSUs that vest in February 2021. For Messrs. Urbanek, Kinard and Montarce, this number represents the maximum value of Lilly PA shares that could pay out for 2018-2019 performance period provided performance goals are met. Actual payouts for both Lilly PAs and Executive Officer PAs may vary from 0% to 150% of target. For all Named Executive Officers other than Mr. Montarce (who will remain employed by Lilly), these awards, to the extent not then vested, will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(4)
The performance period ending December 31, 2018 for the 2017-2019 Executive Officer PA resulted in Mr. Simmons being issued Lilly RSUs for 150% of target shares. The RSUs are scheduled to vest in February 2020.

(5)
RSUs vesting in February 2019 from the 2016-2018 Executive Officer PA, which is expected to be prior to the exchange offer.

(6)
Elanco RSUs grant made after Elanco's IPO with a three-year vest vesting on October 20, 2021.

(7)
Elanco nonqualified stock options grant made after Elanco's IPO with a three-year vest vesting on October 20, 2021 followed by a seven-year exercise period ending October 20, 2028.

(8)
Elanco RSU granted on December 3, 2018. One-half of this grant will vest on December 3, 2019 and the remaining one-half will vest on December 3, 2020.

(9)
Lilly RSU granted on February 1, 2018. One-third of this grant vested on February 1, 2019, one-third will vest on February 1, 2020 and the remaining one-third will vest on February 1, 2021. This award, to the extent not then vested, will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(10)
Lilly RSU grant made in 2017 outside of the normal annual cycle. This grant will vest on September 1, 2020. This award, to the extent not then vested, will be forfeited for no consideration in connection with the exchange offer. It is anticipated that, following the exchange offer, the Elanco compensation committee will authorize the issuance of Elanco equity awards of similar value and duration to the forfeited awards.

(11)
Upon Mr. Jensen's death, this Elanco nonqualified stock option grant made after Elanco's IPO immediately vested on December 14, 2018. The option to exercise this option expires on March 14, 2019.

(12)
Lilly RSU grant made on May 1, 2018 outside of the normal annual cycle. One-third of this grant will vest on May 1, 2021, and the remaining two-thirds will vest on May 1, 2023.

Lilly and Elanco Stock Vested in 2018

	Lilly Stock Awards			Elanco Stock Awards

Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)

Mr. Simmons	20,000	(2)	$1,621,400	—		—
	21,326	(3)	$1,737,003	—		—
	43,785	(4)	$5,261,643	—		—
Mr. Young	—		—	—		—
Ms. Lin	—		—	—		—
Mr. Urbanek	816	(5)	$98,059	—		—
	1,024	(6)	$123,054	—		—
Mr. Kinard	4,233	(5)	$508,680	—		—
	4,818	(6)	$578,979	—		—
	6,726	(7)	$718,001	—		—
Mr. Jensen	—		—	19,449	(8)	$629,564
Mr. Montarce	918	(5)	$110,316	—		—
	1,265	(6)	$152,015	—		—

(1)
Amounts reflect the market value of the Lilly stock on the day the Lilly stock vested or the market value of the Elanco stock on the day the Elanco stock vested as applicable.

(2)
The last installment of a one-time RSU awarded to Mr. Simmons in 2008 outside of the normal grant cycle.

(3)
Lilly restricted stock units resulting from the 2015-2017 Executive Officer PA that vested in February 2018.

(4)
Payout of the 2016-2018 Executive Officer SVA at 125% of target with +20% TSR modifier, resulting in an overall 150% payout.

(5)
Payout of the 2017-2018 Lilly PA at 150% of target.

(6)
Payout of the 2016-2018 Lilly SVA at 125% of target.

(7)
The last installment of a one-time RSU awarded to Mr. Kinard in 2008 outside of the normal grant cycle.

(8)
Payout of Mr. Jensen's Elanco RSU using the closing price of Elanco stock on December 14, 2018 of $32.37.

Retirement Benefits

          Lilly provides retirement income to eligible U.S. Lilly employees, which included certain of the Named Executive Officers prior to the IPO, through the following plans:

  •
  The Lilly 401(k) Plan, a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Participants may elect to contribute a portion of their base salary to the plan, and Lilly provides matching contributions on employees' contributions up to 6% of base salary up to IRS limits. The employee contributions, Lilly contributions and earnings thereon are paid out in accordance with elections made by the participant. See the "All Other Compensation" column in the Summary Compensation Table for information about Lilly contributions under the 401(k) Plan for the applicable Named Executive Officers.

  •
  The Lilly Retirement Plan, a tax-qualified defined benefit plan that provides monthly benefits to retirees. See the Pension Benefits table below for additional information about the value of these pension benefits.

          Sections 401 and 415 of the Code generally limit the amount of annual pension that can be paid from a tax-qualified plan to $275,000 in 2018 as well as the amount of annual earnings that can be used to calculate a pension benefit. However, since 1975 Lilly has maintained a nonqualified pension plan that pays retirees the difference between the amount payable under the Retirement Plan and the amount they would have received without the Code limits. The Lilly nonqualified pension plan is unfunded and subject to forfeiture in the event of bankruptcy. Likewise, Lilly maintains a nonqualified savings plan that allows participants to contribute up to 6% of base salary exceeding the IRS limit. Lilly matches these contributions as described in the 401(k) Plan. For more information, see the disclosure immediately following the footnotes to the Nonqualified Deferred Compensation in 2018 table.

          The following table shows benefits that the applicable Named Executive Officers have accrued under the Lilly Retirement Plan and the Lilly nonqualified pension plan.

Pension Benefits

Name	Plan	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)

Mr. Simmons	Lilly retirement plan (pre-2010)	21	$1,019,096
	Lilly retirement plan (post-2009)	9	$207,040
	Lilly nonqualified plan (pre-2010)	21	$4,344,161
	Lilly nonqualified plan (post-2009)	9	$849,148

			$6,419,745	$0
Mr. Young	Lilly retirement plan (post-2009)	0	$551
	Lilly nonqualified plan (post-2009)	0	$551

			$1,102	$0
Ms. Lin	Lilly retirement plan (post-2009)	1	$3.300
	Lilly nonqualified plan (post-2009)	1	$2.442

			$5,742	$0
Mr. Urbanek	Lilly retirement plan (pre-2010)	22	$1,113,304
	Lilly retirement plan (post-2009)	9	$223,687
	Lilly nonqualified plan (pre-2010)	22	$467,061
	Lilly nonqualified plan (post-2009)	9	$88,407

			$1,892,459	$0
Mr. Kinard	Lilly retirement plan (pre-2010)	13	$488,132

	Lilly retirement plan (post-2009)	9	$207,040

	Lilly nonqualified plan (pre-2010)	13	$738,879

	Lilly nonqualified plan (post-2009)	9	$301,492

			$1,735,543	$0
Mr. Jensen	Lilly retirement plan (post-2009)	1	$3.300

	Lilly nonqualified plan (post-2009)	1	$3,835

			$7,135	$0
Mr. Montarce	Lilly retirement plan (post-2009)	6	$18,675
	Lilly nonqualified plan (post-2009)	6	$3,556

			$22,231	$0

(1)
The following actuarial assumptions were used to calculate the present value of the applicable Named Executive Officer's accumulated pension benefit:

Discount rate:	4.52% for the qualified plan and 4.36% for non-qualified plan
Mortality (post-retirement decrement only):	RP2006 with generational projection using Scale MP2018
Pre-2010 joint and survivor benefit (% of pension):	50% until age 62; 25% thereafter
Post-2009 benefit payment form:	life annuity

          The Lilly Retirement Plan benefits shown in the table are net present values. The benefits are not payable as a lump sum; they are generally paid as a monthly annuity for the life of the retiree and, if elected, any qualifying survivor. The annual benefit under the Lilly retirement plan is calculated using years of service and the average of the annual earnings (salary plus bonus) for the highest five out of the last 10 calendar years of service (final average earnings).

          Post-2009 Lilly Plan Information:    Following amendment of the Lilly Retirement Plan formulas, employees hired by Lilly on or after February 1, 2008 have accrued retirement benefits only under the new Lilly plan formula. Employees hired before that date have accrued benefits under both the old Lilly and new Lilly plan formulas. All eligible employees, including those hired on or after February 1, 2008, can retire at age 65 with at least five years of service and receive an unreduced benefit. The annual benefit under the new Lilly plan formula is equal to 1.2% of final average earnings multiplied by years of service. Early retirement benefits under this Lilly plan formula are reduced 6% for each year under age 65. Transition benefits were afforded to employees with 50 points (age plus service) or more as of December 31, 2009. These benefits were intended to ease the transition to the new Lilly retirement formula for those employees who were closer to retirement or had been with Lilly longer at the time the Lilly plan was changed. For the transition group, early retirement benefits are reduced 3% for each year from age 65 to age 60 and 6% for each year under age 60. Messrs. Simmons, Urbanek and Kinard are in this transition group.

          Pre-2010 Lilly Plan Information:    Employees hired by Lilly prior to February 1, 2008, accrued benefits under both Lilly plan formulas. For these employees, benefits that accrued before January 1, 2010 were calculated under the old Lilly plan formula. The amount of the benefit is calculated using actual years of service through December 31, 2009, while total years of service is used to determine eligibility and early retirement reductions. The benefit amount is increased (but not decreased) proportionately, based on final average earnings at termination compared to final average earnings at December 31, 2009. Full retirement benefits are earned by employees with 90 or more points (the sum of his or her age plus years of service). Employees electing early retirement receive reduced benefits as described below:

  •
  The benefit for Lilly employees with between 80 and 90 points is reduced by 3% for each year under 90 points or age 62.

  •
  The benefit for Lilly employees who have fewer than 80 points, but who reached age 55 and have at least 10 years of service, is reduced as described above and is further reduced by 6% for each year under 80 points or age 65.

Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last Fiscal Year ($)(1)	Registrant (Lilly) Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)

Mr. Simmons	Lilly nonqualified savings	$30,011	$30,011	$21,215	$0	$803,403
	Lilly deferred compensation	$0	$0	$54,151		$1,789,759

	Total	$30,011	$30,011	$75,366	$0	$2,593,162
Mr. Young	Lilly nonqualified savings	$0	$0	$0	$0	$0
	Lilly deferred compensation	$0	$0	$0		$0

	Total	$0	$0	$0	$0	$0
Ms. Lin	Lilly nonqualified savings	$13,533	$13,533	$(2,092)	$0	$24,974
	Lilly deferred compensation	$0	$0	$0		$0

	Total	$13,533	$13,533	$(2,092)	$0	$24,974
Mr. Urbanek	Lilly nonqualified savings	$6,413	$6,413	$(51)	$0	$16,034
	Lilly deferred compensation	$0	$0	$0		$0

	Total	$6,413	$6,413	$(51)	$0	$16,034
Mr. Kinard	Lilly nonqualified savings	$8,758	$8,758	$(7,196)	$0	$181,348
	Lilly deferred compensation	$61,149	$0	$20,957		$703,833

	Total	$69,907	$8,758	$13,761	$0	$885,181
Mr. Jensen	Lilly nonqualified savings	$5,796	$5,796	$(456)	$0	$11,136
	Lilly deferred compensation	$0	$0	$0		$0

	Total	$5,796	$5,796	$(546)	$0	$11,136
Mr. Montarce	Lilly nonqualified savings	$3,611	$3,611	$(131)	$0	$7,090
	Lilly deferred compensation	$0	$0	$0		$0

	Total	$3,611	$3,611	$(131)	$0	$7,090

(1)
The amounts in this column are also included in the Summary Compensation Table, in the "Salary" column (nonqualified savings) or the "Lilly Non-Equity Incentive Plan Compensation" column (deferred compensation).

(2)
The amounts in this column are also included in the Summary Compensation Table, in the "All Other Compensation" column as a portion of the savings plan match.

          The Nonqualified Deferred Compensation table above shows information about two Lilly programs: the Lilly nonqualified savings plan and the Lilly Deferred Compensation Plan. The Lilly nonqualified savings plan is designed to allow each employee to contribute up to 6% of his or her base salary and receive a Lilly company match beyond the contribution limits prescribed by the IRS with regard to 401(k) plans. The Lilly plan is administered in the same manner as the 401(k) Plan, with the same participation and investment elections. Lilly executive officers may defer receipt of all or part of their cash compensation and other U.S. Lilly executives may defer receipt of all or part of their cash bonus under the Lilly Deferred Compensation Plan. Amounts deferred by executives under the Lilly plan are credited with interest at 120% of the applicable federal long-term rate as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Code with monthly compounding, which was 3.1% for 2018. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following termination of employment, but may not make withdrawals while employed by Lilly, except in the event of hardship as approved by the Lilly compensation committee. All deferral elections and associated distribution schedules are irrevocable. Both Lilly plans are unfunded and subject to forfeiture in the event of bankruptcy.

Payments Upon Termination or Change in Control (as of December 31, 2018)

          The following table describes the potential payments and benefits under Elanco's compensation and benefit plans and arrangements to which the applicable Named Executive Officers would have been entitled upon a hypothetical termination of employment on December 31, 2018 in the circumstances described in the table. The narrative following the tabular disclosure below contains more details on the treatment of certain equity awards upon a qualifying termination of employment for the Named Executive Officers. Other than the payments and benefits described below, any agreement to provide severance payments or benefits (other than following a change in control) would be at the discretion of our compensation committee.

	Cash Severance Payment(1)	Continuation of Medical / Welfare Benefits (present value)		Value of Acceleration of Equity Awards		Total Termination Benefits

Mr. Simmons
• Involuntary retirement or termination without cause	$0	$0		$4,318,097	(3)	$4,318,097
• Involuntary or good reason termination after change in control	$4,400,000	$47,892	(2)	$12,341,104	(5)	$16,788,996
Mr. Young
• Involuntary retirement or termination without cause	$0	$0		$283,234	(4)	$283,234
• Involuntary or good reason termination after change in control	$1,870,000	$47,892	(2)	$283,234	(4)	$2,201,126
Ms. Lin
• Involuntary retirement or termination without cause	$0	$0		$1,483,942	(3)	$1,483,942
• Involuntary or good reason termination after change in control	$1,696,000	$31,039	(2)	$1,483,942	(5)	$3,210,981
Mr. Urbanek
• Involuntary retirement or termination without cause	$0	$0		$509,116	(3)	$509,116
• Involuntary or good reason termination after change in control	$1,232,000	$47,892	(2)	$1,925,558	(5)	$3,205,450
Mr. Kinard
• Involuntary retirement or termination without cause	$0	$0		$220,048	(3)	$220,048
• Involuntary or good reason termination after change in control	$1,376,000	$41,386	(2)	$1,810,735	(5)	$3,228,121

(1)
As of December 31, 2018, the Named Executive Officers (other than Messrs. Montarce and Jensen), were entitled to severance under The Elanco Change-in-Control Severance Pay Plan for Select Employees upon an involuntary retirement or termination without cause (see below).

(2)
See "Elanco Change-in-Control Severance Pay Plan for Select Employees" below for a discussion of payments following a change in control.

(3)
Includes amounts for Mr. Simmons that would be paid under the 2016-2018 Executive Officer PAs, 2017-2019 Executive Officer PAs and the founders' award Elanco RSUs. For Ms. Lin, the amount includes the founders' award Elanco RSUs and the Lilly RSU granted on February 1, 2018. For Mr. Urbanek, the amount includes the founders' award Elanco RSUs and the Lilly RSU granted in 2017. For Mr. Kinard, the amount includes the founders' award Elanco RSUs. Does not include amounts that would be paid under the 2018-2020 Lilly PAs, 2018-2020 Executive Officer PA, 2017-2019 Lilly SVAs, 2017-2019 Executive Officer SVA, 2018-2020 Lilly SVAs or 2018-2020 Executive

  Officer SVAs, which would result in the following estimated amounts, if calculated at target, as of December 31, 2018: Mr. Simmons: $2,479,127; Mr. Urbanek: $436,650 and Mr. Kinard: $552,679. See "Outstanding Lilly and Elanco Equity Awards at December 31, 2018" table above.

(4)
Includes the acceleration of Elanco RSUs related to the one-time Elanco RSU award Mr. Young received as part of his hiring upon the event of certain qualifying terminations.

(5)
Includes the acceleration of Elanco RSUs and options and of Lilly SVAs, Executive Officer SVAs, PAs, Executive Officer PAs and RSUs, in each case, upon the event of certain qualifying terminations following a change-in-control.

Former Chief Financial Officer and Acting Chief Financial Officer

          In connection with Mr. Jensen's death on December 14, 2018, his estate became entitled to certain benefits, including a life insurance and death benefit of $1,300,000 under The Eli Lilly and Company Life Insurance and Death Benefit Plan, which generally provides for a benefit equal to two times an employee's base salary and was available to all Lilly and Elanco employees in 2018. Mr. Jensen's Elanco RSU award was accelerated, which resulted in the immediate vesting of 19,449 shares of Elanco stock with a value of $629,564, and his Elanco option award was accelerated and remains exercisable until March 14, 2019. In addition, the matching of his accounts under The Lilly Employee 401(k) Plan and The Lilly Excess Savings Plan was accelerated entitling his estate to payments of $13,886 and $5,796, respectively. Mr. Jensen's spouse and dependents are entitled to COBRA for a period of six months.

          Mr. Montarce was not entitled to any termination payments from Elanco in connection with his transition in employment from Elanco to Lilly on November 1, 2018.

Equity Acceleration in Connection with a Change-in-Control

          Upon a Lilly change in control, any then outstanding and unvested Lilly SVAs, Executive SVAs, PAs and Executive PAs would convert into restricted stock units of the new company, with the number of Lilly shares earned under any performance-based awards based on actual performance at the time of the transaction. These converted restricted stock units and other Lilly restricted stock unit awards (which would also convert into restricted stock units of the new company) will continue to vest and pay out upon the earlier of the completion of the original award period, upon a covered termination of employment (generally the same as is described below for Elanco), or if the successor entity does not assume, substitute or otherwise replace the award.

          Upon an Elanco change in control, unvested Elanco RSUs and options will continue to vest and pay out upon the earlier of the completion of the original award period, upon a covered termination of employment as described below, or if the successor entity does not assume, substitute or otherwise replace the award.

Elanco Change-in-Control Severance Pay Plan for Select Employees

          In connection with the IPO, Elanco's board of directors adopted Elanco change-in-control severance pay plans for nearly all Elanco employees, including a plan that applies to the Named Executive Officers. The Elanco plans are intended to preserve Elanco employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, the Elanco plans are intended to align participating Elanco employee and Elanco shareholder interests by enabling executives to evaluate corporate transactions that may be in the best interests of the Elanco shareholders and other constituents of Elanco without undue concern over whether the transactions would jeopardize the participating employee's own employment. Outside of a change in control, Elanco was not obligated to pay severance to its Named Executive Officers upon termination of employment, but severance could have been paid at the discretion of the Elanco compensation committee.

          The basic elements of the select plan applicable to the Named Executive Officers include:

  •
  Double trigger. Unlike "single trigger" plans that pay out immediately upon a change in control, the select plan requires a "double trigger" — a change in control followed by an involuntary loss of employment within two years. This is consistent with Elanco's intent to provide employees with financial protection upon loss of employment.

  •
  Covered terminations. Our participating Named Executive Officers are eligible for payments under our select plan if, within two years of the change in control, their employment is terminated (i) without cause by Elanco or (ii) for good reason by the employee, each as is defined in the plan.

  •
  Severance payment. Named Executive Officers are eligible for up to two years' base salary plus two times their target bonus for the then-current year.

  •
  Benefit continuation. Basic employee benefits such as health and life insurance would continue for 18 months following a participating Named Executive Officer's termination of employment, unless they become eligible for coverage with a new employer before then.

  •
  No gross-ups. In some circumstances, the payments or other benefits received by a participating employee in connection with a change in control could exceed limits established under Section 280G of the Code resulting in an excise tax payment. Elanco would not reimburse or gross-up employees for these taxes. However, the amount of change in control-related benefits would be reduced to the maximum amount that would not result in an excise tax if the effect would be to deliver a greater after-tax benefit than the employee would receive if his or her benefits were not so reduced.

Director Compensation

Elanco Non-Employee Director Compensation Program

          Directors who are employed by Elanco or Lilly (or any of their respective affiliates) are not eligible to receive compensation for their service on Elanco's board of directors. All other members of Elanco's board of directors receive an annual retention fee of $70,000 in cash and an annual equity award granted under the Elanco Directors' Deferral Plan in the number of Elanco shares having a grant date value equal to $180,000. The chairman of Elanco's board of directors also receives an annual retention fee of $100,000 in cash, and the chairman of each of the Elanco audit committee, compensation committee, and nominating and corporate governance committee each also receive an annual retention fee of $18,000, $16,000 and $16,000, respectively, in cash. The annual equity awards granted to directors are subject to mandatory deferral under the Elanco Directors' Deferral Plan and the cash compensation is subject to elective deferral under such plan, as described below.

          Elanco's directors may be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and other board-related activities. The Elanco compensation committee will review director compensation from time to time and make recommendations to the board of directors.

2018 Director Compensation

          Elanco directors who are not also employees of Lilly or Elanco received the following compensation for their service in 2018, which represents prorated amounts from the time of the IPO through December 31, 2018 unless otherwise indicated:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	All Other Compensation Payments ($)	Total ($)
R. David Hoover	$62,000	(2)	$60,004	$0	$122,004
Lawrence Kurzius	$28,667	(3)	$60,004	$0	$88,671
Kapila Anand	$29,333	(4)	$60,004	$0	$89,337

(1)
Each non-employee director received an award of stock valued at $60,004 (1,796 shares), representing a pro-rated award for a partial year of service, which awards are mandatorily deferred and not issued until the second January following the director's departure from service under the Elanco Directors' Deferral Plan. The column shows the grant date fair value for each director's stock award computed in accordance with FASB ASC Topic 718 based upon the closing price on the grant date and the assumptions in Note 13: Stock-Based Compensation to Elanco's consolidated and combined financial statements included elsewhere in this prospectus.

(2)
Also includes a fee of $10,000 per month from the date of Mr. Hoover's appointment as Chairman of the board of directors from May 26, 2018 through the IPO. See "Director Letter Agreement with Chairman" below.

(3)
Includes pro-rated fee for service as the chairman of the Elanco compensation committee.

(4)
Includes pro-rated fee for service as the chairman of the Elanco audit committee.

Director Letter Agreement with Chairman

          In connection with the appointment of R. David Hoover as a director and chairman of Elanco's board of directors, Elanco entered into a letter agreement with Mr. Hoover, which provided, in part, that Mr. Hoover would assist in the identification and recruitment of potential candidates to serve on the board of directors. Under the letter agreement, Mr. Hoover was entitled to a payment of $10,000 per month prior to the IPO. Since the IPO, Mr. Hoover has been compensated in the same manner as the other non-employee directors as described under "Elanco Non-Employee Director Compensation Program" above.

Elanco Directors' Deferral Plan

          Prior to the IPO, the board of directors and Lilly, as Elanco's sole shareholder, approved the Elanco Directors' Deferral Plan (the "Directors' Deferral Plan"), which became effective on September 18, 2018. Under the Elanco Directors' Deferral Plan, non-employee directors' equity compensation (but no more than the lesser of 30,000 shares or the number of shares equal in value to $800,000 (as of the applicable valuation date) less the directors' cash compensation for the applicable plan year) are credited annually in a deferred stock account (as described below). The Elanco Directors' Deferral Plan also allows non-employee directors to defer receipt of all or part of their cash compensation until after their service on our board of directors has ended. Each director can choose to invest their deferred cash compensation in one or both of the following two accounts:

          Deferred Stock Account. This account allows the director, in effect, to invest his or her deferred cash compensation in company stock. Funds in this account are credited as hypothetical shares of company stock based on the closing stock price on pre-set dates. The number of shares credited in respect of deferred cash compensation is calculated by the amount deferred divided by the closing stock price on pre-set dates. In addition, the annual stock compensation awards described above is also credited to this account. Deferred stock accounts are also credited for dividends as if the credited shares were actual shares, with such credited dividends credited in additional shares.

          Deferred Compensation Account. Funds in this account earn interest each year at a rate of 120 percent of the applicable federal long-term rate, compounded monthly, as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code of 1986 (the Internal Revenue Code).

          Both accounts may generally only be paid in a lump sum in January of the second plan year following the plan year in which the director separates from service or in annual installments over between two and 10 years, beginning at the same time the lump sum payment would be made. Amounts credited to the director's deferred stock account would generally be paid in shares of company stock and amounts credited to the director's deferred compensation account would be paid in cash.

AGREEMENTS BETWEEN LILLY
AND ELANCO AND OTHER RELATED PARTY TRANSACTIONS

Relationship between Elanco and Lilly

          On September 24, 2018, immediately prior to the completion of the IPO, Elanco entered into a master separation agreement and a number of other agreements with Lilly to effect the separation of Elanco's business from Lilly and to provide a framework for Elanco's ongoing relationship with Lilly after the IPO and the separation, each of which will remain in effect following the completion of the exchange offer. The following is a summary of the terms of the master separation agreement and other material agreements, which are filed as exhibits to the registration statement of which this prospectus is a part. These summaries set forth the terms of the agreements that Elanco believes are material and are qualified in their entirety by reference to the full text of such agreements.

Master Separation Agreement

          Elanco entered into a master separation agreement with Lilly immediately prior to the completion of the IPO. The master separation agreement governs certain pre-IPO transactions, as well as the ongoing relationship between Lilly and Elanco following the IPO and the separation.

          The separation of Elanco's business; contribution of entities.    The master separation agreement generally allocates certain assets and liabilities between Elanco and Lilly according to the business to which such assets or liabilities relate. Prior to the completion of the IPO, Lilly or its affiliates, as applicable, conveyed, contributed, assigned, distributed, delivered or otherwise transferred ownership of substantially all of the assets that are used exclusively in, relate exclusively to, or arise exclusively out of, the operation or conduct of its animal health businesses, to certain direct and indirect subsidiaries of Lilly.

          Effective as of the closing of the IPO on September 24, 2018, Lilly contributed to Elanco, pursuant to the master separation agreement, the equity interests of certain entities that held, either directly or indirectly through the equity ownership of additional entities, substantially all of the assets of Lilly's animal health businesses, which now forms the Elanco business. The master separation agreement also generally provides for the assumption by Elanco or the entities that are now its subsidiaries pursuant to foregoing contribution, as applicable, of all historical and future liabilities to the extent relating to, arising out of or resulting from the ownership or operation of such animal health business. In exchange for the transfer to Elanco of the entities holding substantially all of the assets and liabilities of Lilly's animal health businesses, Lilly received (i) all of the net proceeds ($1,659.7 million) that Elanco received from the sale of Elanco common stock in the IPO, including the net proceeds received as a result of the exercise of the underwriters' option to purchase additional shares, (ii) all of the net proceeds (approximately $2,000 million) received in the Senior Notes Offering and (iii) all of the net proceeds ($498.6 million) received from the entry into the Term Facility. Following the IPO, Elanco made a payment to Lilly of $359.9 million pursuant to the terms of the master separation agreement, which required that Elanco pay additional amounts to Lilly to the extent that Elanco's total unrestricted cash for working capital and other general corporate purposes exceeded $300 million following the completion of the IPO. A portion of the total consideration to be paid to Lilly has been temporarily retained by Elanco as restricted cash in connection with the anticipated transfer to Elanco from Lilly of certain animal health assets in certain jurisdictions following the IPO and, in some instances, the exchange offer (which consideration shall be paid to Lilly if, despite Elanco and Lilly's cooperation and commercially reasonable efforts, such transfers have not occurred prior to a date mutually agreed by Elanco and Lilly).

          Except as expressly set forth in any of the transaction documents, or as required by law, the assets that have been or will be conveyed, contributed or assigned, transferred, distributed or delivered to Elanco or its subsidiaries (including entities the equity interests of which have been or will be transferred to Elanco by Lilly) are being so transferred on an "as is," "where is" basis, without any representations or warranties, and Elanco has agreed to bear the economic and legal risks that any conveyance was insufficient to vest in it good title, free and clear of any security interest, that any necessary consents or approvals were not obtained or that any conveyance was not done in compliance with any requirements of law or judgments.

          Delayed transfers and further assurances.    To the extent that the transfers of the assets and the assumptions of the liabilities allocated to Elanco under the master separation agreement were not completed on or prior to the IPO, Elanco and Lilly will cooperate with each other and use commercially reasonable efforts to effect such transfers and assumptions as promptly as practicable thereafter or at such other time as Elanco and Lilly have agreed. Under the master separation agreement, until the transfer of such assets and the assumption of such liabilities have occurred, the benefits and burdens relating to any such assets and liabilities generally will inure, after the IPO, to the entity who would have received such asset or liability, had it been transferred prior to completion of the IPO, including, in the case of the jurisdictions in which Lilly and Elanco have agreed to defer the applicable transfers and assumptions, by calculating the net economic benefit and detriment attributable to such assets and liabilities and making payments in connection therewith in the manner agreed upon by Elanco and Lilly. If, despite Lilly and Elanco's cooperating with one another and using their respective commercially reasonable efforts, the transfers and assumptions of the applicable assets and liabilities in one or more of such jurisdictions has not occurred on or prior to the date previously agreed upon in writing by Elanco and Lilly, then Lilly shall be paid any remaining consideration retained by Elanco as restricted cash, and shall be entitled to retain, sell, transfer or otherwise dispose of any such remaining asset or liability, in its sole discretion.

          Elanco and Lilly have agreed to cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law, regulations and agreements to consummate and make effective the transactions contemplated by the master separation agreement and the other transaction documents.

          Distribution.    The master separation agreement provides that Elanco will cooperate with Lilly in all respects to make a distribution to its shareholders of all or a portion of its equity interests in Elanco, including by this exchange offer and, if applicable, additional exchange offers and/or a pro rata spin-off of all of Lilly's remaining shares of Elanco common stock.

          Insurance.    Following the time that Lilly holds 50% or less of Elanco's common stock, subject to certain exceptions, Elanco will arrange for its own insurance policies and will no longer seek benefit from any of Lilly's or its affiliates' insurance policies that may provide coverage for claims relating to the animal health business prior to the date on which Elanco obtains its own insurance coverage. The master separation agreement contains procedures for the administration of insured claims and allocates the right to claim coverage and control over the prosecution and defense of claims between Elanco and Lilly.

          Mutual releases and indemnification.    Except for each party's obligations under the master separation agreement, the other transaction documents and certain other specified liabilities, under the master separation agreement, Elanco and Lilly have released and discharged the other from any and all liabilities existing or arising from acts or events that occurred (or failed to occur) prior to the completion of IPO.

          Elanco will indemnify, defend and hold harmless Lilly, each of its affiliates and each of its and their respective directors, officers, managers, members, employees and agents from and against any and all losses relating to, arising out of or resulting from, among others:

  •
  the liabilities of the animal health businesses that are allocated to Elanco;

  •
  any breach by Elanco or its subsidiaries of the master separation agreement or any other transaction document;

  •
  any untrue statement or omission of a material fact in Lilly's governmental or public filings, to the extent caused by information furnished by Elanco or incorporated by reference from Elanco's public filings; or

  •
  any untrue statement or omission of a material fact in Elanco's governmental or public filings, to the extent not caused by information furnished by Lilly.

          Lilly will indemnify, defend and hold harmless Elanco, each of its affiliates and each of its and their respective directors, officers, managers, members, employees and agents from and against any and all losses relating to, arising out of or resulting from, among others:

  •
  the liabilities allocated to Lilly under the master separation agreement;

  •
  any breach by Lilly or its subsidiaries of the master separation agreement or any other transaction document;

  •
  any untrue statement or omission of a material fact in Elanco's governmental or public filings, to the extent caused by information furnished by Lilly or incorporated by reference from Lilly's public filings; or

  •
  any untrue statement or omission of a material fact in Lilly's governmental or public filings, to the extent not caused by information furnished by Elanco.

          Exchange of Information.    The master separation agreement provides for the mutual sharing of information between Lilly and Elanco in order to comply with applicable law, reporting, filing, audit or tax requirements or other applicable obligations, or for use in judicial or other proceedings.

          Financial Reporting Covenants.    Under the master separation agreement, Elanco has agreed to comply with certain covenants relating to its financial reporting for so long as Lilly is required to consolidate Elanco's results of operations and financial position or to account for its investment in Elanco under the equity method of accounting. These include covenants regarding:

  •
  delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Lilly;

  •
  disclosure of information about Elanco's financial controls to Lilly; and

  •
  restrictions on modifications to Elanco's existing accounting policies and procedures.

          Elanco has also agreed that, for so long as Lilly provides Elanco services under the transitional services agreement, Elanco will not change its auditor, nor will Elanco engage its auditor for any non-audit services, in each case, without Lilly's prior consent, and Elanco will generally implement and maintain Lilly's business practices and standards in accordance with certain policies and procedures specified by Lilly, subject to appropriate materiality thresholds.

          Other covenants.    The master separation agreement also contains certain other covenants that place restrictions on Elanco's actions, including:

  •
  until Lilly and its affiliates beneficially own no Elanco voting shares, Elanco is precluded from taking any action that has the effect, directly or indirectly, of restricting or limiting Lilly or its affiliates from freely selling, transferring, assigning, pledging or disposing of Elanco common stock;

  •
  for so long as Elanco and Lilly are affiliates, Elanco and Lilly also agree not to, and will cause their respective affiliates not to, take or fail to take any action that would cause the other to be in breach of or in default under certain material contracts; and

  •
  until Lilly and its affiliates beneficially own no Elanco voting shares, and except (i) with respect to certain specified exceptions, (ii) to the extent that a designated policy or procedure conflicts with Elanco's amended and restated articles of incorporation or bylaws or any transaction document, (iii) Elanco and Lilly otherwise agree or (iv) as set forth in any other transaction document, Elanco will consistently implement and maintain Lilly's business practices and standards in accordance with certain policies and procedures specified by Lilly, subject to appropriate adjustments to materiality thresholds.

          Board representation.    The master separation agreement provides that, for so long as Lilly and its affiliates beneficially own at least 10% of Elanco voting shares, Lilly will be entitled to designate for nomination the number of representatives on the board of directors that is proportionate to its ownership of Elanco voting shares (rounding up to the nearest whole number of directors) and to designate at least one director to each committee of the board of directors other than the Audit Committee. In addition, so long as Lilly and its affiliates beneficially own a majority of Elanco voting shares, Lilly will be entitled to designate the chairman of the board of directors and to designate a majority of the members on each committee of the board of directors.

          Approval rights.    Until Lilly and its affiliates beneficially own no Elanco voting shares, subject to certain exceptions, Elanco is required to obtain Lilly's prior written approval before undertaking (or permitting or authorizing any of Elanco's subsidiaries to undertake) various significant corporate actions, including:

  •
  consolidation or merger transactions;

  •
  dissolution, liquidation or winding up;

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  incurrence of any indebtedness (as defined in the master separation agreement), other than pursuant to existing debt obligations or unsecured lines of credit as of the date of completion of the IPO;

  •
  altering, amending, terminating, repealing or adopting any provisions inconsistent with Elanco's amended and restated articles of incorporation or Elanco's amended and restated bylaws (unless required to comply with applicable law); or

  •
  the issuance, purchase, redemption or other acquisition or retirement for value of any of Elanco's equity securities (other than deemed repurchases resulting from the exercise of stock options or tax withholdings).

          No solicitation of employees.    Subject to certain customary exceptions, for a period of 12 months following the date on which Lilly and its affiliates no longer own a majority of Elanco's outstanding shares of common stock, neither Elanco or its affiliates, nor Lilly or its affiliates, will directly or indirectly solicit or encourage any employee of the other party at the level of senior director and above to leave his or her employment without the prior written consent of the other party.

          Dispute resolution.    The master separation agreement provides that Elanco and Lilly will use their respective commercially reasonable efforts to resolve disputes expeditiously and on a mutually acceptable negotiated basis by our respective senior level representatives. Any disputes unable to be resolved through such process will be referred to mediation, for non-binding resolution. Subject to compliance with the terms of the master separation agreement, either Elanco or Lilly, following the escalation and mediation procedures in the master separation agreement, may submit a dispute to a court of competent jurisdiction in Indiana.

          Term.    The master separation agreement will continue unless terminated by the mutual consent of Elanco and Lilly, although certain rights and obligations may terminate upon a reduction in Lilly's ownership of Elanco's outstanding common stock.

Transitional Services Agreement

          Historically, Lilly has provided Elanco significant shared services and resources related to corporate functions such as executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations, which are referred to collectively as the "Lilly Services." The transitional services agreement became operative as of the completion of IPO and the agreement will continue until the expiration or termination of the last Lilly Service to expire or be terminated, unless the agreement is earlier terminated according to its terms.

          Under the transitional services agreement, Elanco is able to use Lilly Services for a fixed term established on a service-by-service basis. Partial reduction in the provision of any Lilly Service or termination of a Lilly Service prior to the expiration of the applicable fixed term requires Lilly's consent. In addition, either party can terminate the agreement due to a material breach of the other party, upon prior written notice, subject to limited cure periods or if the other party undergoes a change of control.

          Elanco will pay Lilly mutually agreed-upon fees for the Lilly Services provided under the transitional services agreement, which will be based on Lilly's cost (including third-party costs) of providing the Lilly Services through March 31, 2021 and subject to a mark-up of 7% thereafter, with additional inflation-based escalation beginning January 1, 2020.

Tax Matters Agreement

          Allocation of taxes.    Elanco entered into a tax matters agreement with Lilly immediately preceding the completion of the IPO that governs the parties' respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement:

  •
  Lilly is responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments and including those taxes attributable to Elanco's business) reportable on a consolidated, combined or unitary return that includes Lilly or any of its subsidiaries (and Elanco and/or any of its subsidiaries) for any periods or portions thereof ending on or prior to the date of the closing of the IPO. Elanco is responsible for the portion of any such taxes for periods or portions thereof beginning after such date, as would be applicable to Elanco if it filed the relevant tax returns on a standalone basis.

  •
  Elanco is responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) that are reportable on returns that include only Elanco and/or any of its subsidiaries, for all tax periods whether before or after the completion of the IPO.

  •
  Lilly is responsible for certain taxes imposed on Lilly and/or any of its subsidiaries and Elanco and/or any of its subsidiaries arising from, or attributable to, certain transfers of assets or liabilities in the separation.

          Elanco is not generally entitled to receive payment from Lilly in respect of any of Elanco's tax attributes or tax benefits or any reduction of taxes of Lilly. Neither party's obligations under the agreement are limited in amount or subject to any cap. The agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

          Lilly is primarily responsible for preparing and filing any tax return with respect to the Lilly affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined, unitary or similar group for U.S. state or local or foreign tax purposes that includes Lilly or any of its subsidiaries (including those that also include Elanco and/or any of its subsidiaries), as well as any tax return that includes only Lilly and/or any of its subsidiaries (including such tax returns that reflect taxes attributable to Elanco's business). Elanco is generally responsible for preparing and filing any tax returns that include only Elanco and/or any of its subsidiaries.

          The party responsible for preparing and filing a given tax return generally has exclusive authority to control tax contests related to any such tax return. Elanco generally has exclusive authority to control tax contests with respect to tax returns that include only Elanco and/or any of its subsidiaries.

          Preservation of the tax-free status of certain aspects of the separation.    Elanco and Lilly intend the separation, the transfer of net cash proceeds from the IPO and the Debt Transactions to Lilly and the exchange offer to qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code. In addition, Elanco and Lilly intend for the separation, the transfer of net cash proceeds from the IPO and the Debt Transactions to Lilly, the exchange offer and certain related transactions to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law.

          Lilly has received and will receive opinions from its outside tax advisors to the effect that, among other things, the separation, the transfer of net cash proceeds from the IPO and the Debt Transactions to Lilly and the exchange offer will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In addition, Lilly has received opinions from its outside tax advisors regarding the tax-free status of certain related transactions. In connection with the opinions, Elanco and Lilly have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.

          Elanco has agreed to certain covenants that contain restrictions intended to preserve the tax-free status of the separation, the transfer of net cash proceeds from the IPO and the Debt Transactions to Lilly, the exchange offer and certain related transactions. Elanco may take certain actions prohibited by these covenants only if Lilly receives a private letter ruling from the IRS or Elanco obtains and provides to Lilly an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case acceptable to Lilly in its sole and absolute discretion, to the effect that such action would not jeopardize the tax-free status of these transactions. Elanco is barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all time periods. In addition, during the time period ending two years after the date of the exchange offer these covenants include specific restrictions on Elanco's:

  •
  issuance or sale of stock or other securities (including securities convertible into Elanco stock but excluding certain compensatory arrangements);

  •
  sales of assets outside the ordinary course of business; and

  •
  entering into any other corporate transaction which would cause Elanco to undergo a 40% or greater change in its stock ownership.

          Elanco has generally agreed to indemnify Lilly and its affiliates against any and all tax-related liabilities incurred by them relating to the separation, the transfer of net cash proceeds from the IPO and the Debt Transactions to Lilly, the exchange offer and/or certain related transactions to the extent caused by an acquisition of Elanco stock or assets or by any other action undertaken by Elanco. This indemnification provision applies even if Lilly has permitted Elanco to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Matters Agreement

          Elanco entered into an employee matters agreement with Lilly immediately prior to the completion of IPO. The employee matters agreement governs Lilly's, Elanco's and the parties' respective subsidiaries' and affiliates' rights, responsibilities and obligations after the IPO with respect to employees, compensation, employment, employee benefit plans and related matters. Below is a summary of the terms of the employee matters agreement.

          Benefit plans generally.    Prior to the completion of the IPO, except with respect to any cash bonus or equity compensation plans, Elanco was a participating employer in the Lilly benefit plans in which Elanco's employees participated at such time, to the extent permitted under the plans. Except as otherwise agreed to by the parties, Elanco ceased to be a participating employer in the Lilly plans and adopted its own benefit plans on January 1, 2019, which is referred to as the "Plan Transition Date." An appropriate allocation of Elanco costs incurred under the Lilly benefit plans prior to the Plan Transition Date shall be charged back to Elanco. Lilly will retain the right to amend or terminate its plans. As of the completion of the IPO, Elanco adopted or retained, as applicable, cash bonus and equity compensation plans for its employees. Under the cash bonus plans, Elanco pays its employees on generally the same basis as in effect prior to the IPO for the performance period which includes the IPO and will assume any liability for the payment of bonuses under Lilly's bonus plans, to the extent applicable. As of the Plan Transition Date, Elanco has established or will establish benefit plans that are generally comparable to the Lilly plans in which its employees participated prior to the Plan Transition Date. The employee matters agreement does not obligate Elanco to establish any defined benefit pension plan, retiree medical plan or nonqualified plan for its U.S. employees, unless required by law or an applicable collective bargaining agreement, and all liabilities relating to any such plan maintained by Lilly shall remain with Lilly (other than as provided for under "— Non-U.S. retirement benefit arrangements").

          Employment.    Prior to the completion of the IPO, Elanco generally offered employment to certain employees who provided services to its business and who did not otherwise transfer to Elanco entities by operation of law. The date on which any such transferring employee is considered to be employed by Elanco (either by operation of law or of an offer) for purposes of the employee matters agreement is referred to as the "Employee Transfer Date." To the extent that severance or termination obligations were triggered by or as a result of such transfers or Elanco's failure to make offers or continue employment as required by the employee matters agreement or are required to be paid under applicable law or a Lilly plan, Lilly will administer the severance pay or termination pay obligations in accordance with the terms and conditions of the applicable Lilly severance pay or termination pay plan or policy, or as otherwise required by applicable law, and Elanco will indemnify Lilly for such liability. If any of Elanco's U.S. employees began receiving long-term disability leave benefits under Lilly's disability plan before the applicable Plan Transition Date, such employees remain eligible for such benefits after the Plan Transition Date, subject to all applicable requirements of the disability plan. For the period starting as of the completion of the IPO and ending on December 31, 2019, Elanco employees will be entitled to receive: (A) (i) at least the same salary or wages, and cash bonus opportunities at target, (ii) equity incentive commitments equal to the equity budget value and (iii) other material terms and conditions of employment as such employees were provided immediately before January 1, 2019; and (B) employee benefits and perquisites (other than cash bonus opportunities, equity incentive commitments, defined benefit pension, retiree medical and nonqualified benefits) that are substantially comparable in the aggregate to the employee benefits and perquisites that such employees were provided under applicable plans of Lilly before January 1, 2019. Elanco will use reasonable efforts to assume, as of the Employee Transfer Date, any applicable employment agreements or other individual benefit or compensation agreement entered into between Lilly and a transferring employee and will indemnify Lilly for all liabilities under such agreements. In addition, Elanco expects to provide to any of its employees whose employment is terminated during the period ending on December 31, 2019, a level of severance benefits that is equal to the greater of (i) the severance benefits the employee would have received under the applicable Lilly plans in effect immediately before January 1, 2019, or (ii) the severance benefits provided under Elanco's severance arrangements applicable to similarly-situated employees, in each case, calculated based on the employee's compensation and service.

          Unions and collective bargaining agreements.    The parties will cooperate to inform and consult with any applicable representative of a labor union, or similar organization, covering any transferring employee, to the extent required by law or the applicable collective bargaining agreement or similar arrangement. As of the Employee Transfer Date, Elanco will assume any collective bargaining, or similar, agreements or arrangements covering any such employees and indemnify Lilly for all related liabilities.

          Credited service.    Elanco will cause its employee benefit plans to credit its employees, without duplication of benefits, for service with Lilly on or prior to the Employee Transfer Date, and for service with Elanco on or following the Employee Transfer Date, for purposes of eligibility and vesting under all of Elanco's employee benefit plans and arrangements and computation of vacation, sick days or severance benefits, or as may otherwise be required by applicable law.

          U.S. defined benefit and retiree medical plans.    Following the Plan Transition Date, U.S. employees will generally be eligible to receive credit for service with Elanco for vesting and eligibility service (but not benefit service) under the Eli Lilly Retirement Plan and the Eli Lilly and

Company Retiree Health Plan through a date not later than December 31, 2023, to the extent permitted by and subject to the terms of such plans.

          U.S. defined contribution plans.    Elanco established a 401(k) plan for its U.S. employees effective as of the Plan Transition Date with terms that are substantially similar to Lilly's 401(k) plan, except that it will provide for a 6% company match and 3% non-elective company contribution. Any transferring employee whose Employee Transfer Date was on or before January 1, 2019 is 100% vested in Elanco's 401(k) plan. Elanco accepted the transfer from the U.S. Lilly qualified defined contribution plan to its qualified defined contribution plan of any assets and liabilities allocable to the participants transferring to Elanco. Elanco's employees are 100% vested in their account balances under the Lilly qualified defined contribution benefit plan as of the Plan Transition Date, and ceased being eligible to receive any employer contributions from Lilly effective December 31, 2018.

          U.S. Lilly nonqualified plans.    As of the Plan Transition Date, any transferring employee ceased being eligible for contributions from Lilly under the Eli Lilly Excess Savings Plan and Deferred Compensation Plan for services rendered after December 31, 2018. Following the Plan Transition Date, U.S. employees will generally be eligible to receive credit for service with Elanco for vesting and eligibility service (but not benefit service) under the Eli Lilly Excess Benefit Retirement Plan through a date not later than December 31, 2023, to the extent permitted by and subject to the terms of the plan.

          Non-U.S. retirement benefit arrangements.    The employee matters agreement provides for the transfer from Lilly to Elanco of any retirement benefit arrangement covering Elanco employees located outside of the U.S. and of any related obligations or liabilities, unless otherwise agreed by the parties.

          Lilly equity compensation.    The employee matters agreement provides that, prior to the completion of the IPO, the board of directors of Lilly would determine how any Lilly equity, equity-related and long-term performance awards granted to Elanco's transferring employees will be treated under the applicable Lilly plans.

Toll Manufacturing and Supply Agreement

          Elanco entered into a toll manufacturing and supply agreement with Lilly immediately prior to the completion of the IPO. Lilly has historically manufactured Humatrope drug substance for use in the human health field at its Speke manufacturing site, which site is being transferred to Elanco in connection with the separation. Under the toll manufacturing and supply agreement, Elanco will continue to exclusively manufacture Humatrope for Lilly at the Speke site until December 31, 2020; provided, however, that such obligation may continue through December 31, 2023 (through the exercise of three one-year extensions) if Lilly's replacement third party supplier of Humatrope has not received all necessary governmental approvals or cannot meet Lilly's volume requirements.

          The tolling fee that Elanco charges Lilly for the provision of such manufacturing and supply services is based on local value added plus a reasonable arm's length mark-up. By October 1 of each calendar year during the term of the toll manufacturing and supply agreement, Elanco will mutually agree upon a new tolling fee to be effective for the following calendar year.

          Under the toll manufacturing and supply agreement, Elanco agrees not to manufacture or sell any product that is competitive to Humatrope for a period of five years after the expiration or termination of the agreement. In addition, during the term of the agreement, Elanco agrees not to manufacture any product other than Humatrope at certain buildings of the Speke manufacturing site without Lilly's consent.

Intellectual Property and Technology License Agreement

          Elanco entered into an intellectual property and technology license agreement with Lilly immediately prior to the completion of the IPO. Under the intellectual property and technology license agreement, Lilly granted Elanco an exclusive, perpetual license to exploit products in the animal health field that utilize or use certain of Lilly's intellectual property (excluding trademarks). In addition, Lilly granted Elanco a non-exclusive, non-sublicenseable license to screen certain compounds in Lilly's compound libraries to exploit products in the animal health field that utilize or use certain of Lilly's intellectual property. This screening license has an initial term of two years, subject to three one-year extensions, each of which requires Lilly's consent.

          If Elanco makes any improvements to the licensed intellectual property, Elanco shall retain ownership of such improvements and provide Lilly with a non-exclusive, perpetual license to use the intellectual property in fields outside animal health (including human health).

          For a period of two years following the effective date of the intellectual property and technology license agreement, each party has a right of first offer with respect to third-party offers that the other party receives to license such other party's intellectual property in the first party's field (animal health versus human health). In connection with such right, Elanco will negotiate exclusively as to such offer for the use of the other party's intellectual property in the first party's field.

          Under the intellectual property and technology license agreement, Elanco will provide quarterly reports to Lilly describing any know-how generated under the agreement, including inventions, patentable subject matter, discoveries, and technical data. Elanco will retain ownership of such generated know-how and will provide Lilly with a non-exclusive, perpetual license to use the know-how in fields outside animal health (including human health).

Transitional Trademark License Agreement

          Elanco entered into a transitional trademark license agreement with Lilly immediately prior to the completion of the IPO. Under the transitional trademark license agreement, Lilly granted Elanco a transitional license to use certain of Lilly's trademarks for a period of time following the IPO. Such license is non-exclusive and royalty-free, and allows Elanco to use certain of Lilly's trademarks on Elanco's product packaging, any advertising materials used in connection with the sale and distribution of Elanco products, and generally in connection with the sale and distribution of its products and in the day-to-day operation of its business (including in Elanco's books and records).

          Such license will terminate on a product-by-product and country-by-country basis. The term of the license will not extend beyond four years; provided, however, that the license can extend for one additional year (beyond such four years) if the parties mutually agree upon such extension. Lilly can terminate the transitional trademark license agreement due to our breach of such agreement, upon prior written notice, subject to a limited cure period.

Registration Rights Agreement

          Elanco entered into a registration rights agreement with Lilly immediately prior to the completion of the IPO, pursuant to which Elanco agreed that, upon the request of Lilly, Elanco will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Elanco common stock retained by Lilly following the IPO.

          Demand registration.    Lilly will be able to request registration under the Securities Act of all or any portion of Elanco's shares covered by the agreement and Elanco will be obligated, subject to limited exceptions, to register such shares as requested by Lilly. Lilly will be able to request that Elanco complete two demand registrations, in the aggregate, and four underwritten offerings, in the aggregate, in a twelve-month period, in each case subject to limitations on minimum offering size. Lilly will be able to designate the terms of each offering effected pursuant to a demand registration.

          Piggyback registration.    If Elanco at any time intends to file on its behalf or on behalf of any of its other security holders a registration statement in connection with a public offering of any of its securities on a form and in a manner that would permit the registration for offer and sale of Elanco common stock held by Lilly, Lilly will have the right to include its shares of Elanco common stock in that offering.

          Registration expenses.    Elanco will be generally responsible for all registration expenses in connection with the performance of its obligations under the registration rights provisions in the registration rights agreement. Lilly is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

          Indemnification.    The agreement contains indemnification and contribution provisions by Elanco for the benefit of Lilly and, in limited situations, by Lilly for the benefit of Elanco with respect to the information provided by or failed to be provided by Lilly included or omitted, as applicable, in any registration statement, prospectus or related document.

          Transfer.    If Lilly transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to transferees of at least 5% of the shares of Elanco common stock outstanding immediately following the completion of the IPO, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

          Term.    The registration rights will remain in effect with respect to any shares covered by the agreement until:

  •
  such shares have been sold pursuant to an effective registration statement under the Securities Act;

  •
  such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

  •
  such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

  •
  such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Policy Concerning Related Person Transactions

          Elanco's board of directors has adopted a written policy, which is referred to as the "related person transaction policy", for the review of any transaction, arrangement or relationship in which Elanco is a participant, if the amount involved exceeds $120,000 and one of Elanco's executive officers, directors, director nominees or beneficial holders of more than 5% of Elanco's total equity (or their immediate family members), each of whom is referred to as a "related person", has a direct or indirect material interest. This policy was not in effect when Elanco entered into the transactions described above.

          Each of the agreements between Elanco and Lilly and its subsidiaries that were entered into prior to the completion of the IPO, and any transactions contemplated thereby, were deemed to be approved and not subject to the terms of such policy. If a related person, other than Lilly and its affiliates, proposes to enter into such a transaction, arrangement or relationship, which is referred to as a "related person transaction", the related person must report the proposed related person transaction to Elanco's Audit Committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. In approving or rejecting such proposed transactions, the Audit Committee will be required to consider relevant facts and circumstances. The Audit Committee will approve only those transactions that, in light of known circumstances, are deemed to be in Elanco's best interests. In the event that any member of the Audit Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Audit Committee member may be counted in determining the presence of a quorum at the meeting of the Audit Committee at which such transaction is considered. If Elanco becomes aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Audit Committee. The Audit Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Audit Committee to consummate a related person transaction, the chairman of the Audit Committee may approve such transaction in accordance with the related person transaction policy. Any such approval must be reported to the Audit Committee at its next regularly scheduled meeting.

          A copy of Elanco's related person transaction policy is available on Elanco's website.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF LILLY AND ELANCO

Lilly Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers

          The following table sets forth, as of February 7, 2019, unless otherwise specified, beneficial ownership of shares of Lilly common stock by each person or group known to Lilly to be the beneficial owner of more than 5% of outstanding shares of Lilly common stock, each Lilly director and each Lilly executive officer. Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares.

          Unless otherwise noted, the address of each beneficial owner listed on the table is Lilly Corporate Center, Indianapolis, Indiana 46285. Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power.

          None of the Lilly directors and executive officers, individually or as a group, beneficially owns greater than 1% of Lilly's outstanding shares of Lilly common stock. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

          The table and footnotes also include information about stock units and restricted stock units credited to the accounts of Lilly's directors and executive officers under various compensation and benefit plans.

	Number of Shares or Units

Name of Beneficial Owner	Common Stock(1)	Stock Units Distributable Within 60 Days(2)	Percentage of Class

5% Beneficial Owner:
Lilly Endowment Inc.(3)	117,825,304	—	11.4%
The Vanguard Group(4)	72,222,397	—	6.9%
BlackRock, Inc.(5)	63,854,112	—	6.2%
Wellington Management Group LLP(6)	56,663,547	—	5.5%
PRIMECAP Management Company(7)	54,532,393	—	5.3%
Directors and Executive Officers:
Ralph Alvarez	—	—	*
Melissa S. Barnes	27,713	—	*
Katherine Baicker, Ph.D.	—	—	*
Carolyn R Bertozzi, Ph.D.	—	—	*
Enrique A. Conterno	163,120	—	*
Michael Eskew	—	—	*
Stephen F. Fry	124,680	—	*
J. Erik Fyrwald	100	—	*
Michael J. Harrington	126,741	—	*
Jamere Jackson	—	—	*
William G. Kaelin, Jr., M.D.	—	—	*
Juan R. Luciano	—	—	*
Ellen R. Marram	1,000	—	*
Johna L. Norton	23,884	48	*
Myles O'Neill	100,234	—	*
Leigh Ann Pusey	1,642	—	*
David A. Ricks(8)	170,303	—	*
Marschall S. Runge, M.D., Ph.D.	—	—	*
Kathi P. Seifert	3,533	—	*
Aarti Shah, Ph.D.	21,901	—	*
Christi L. Shaw	—	—	*
Daniel Skovronsky, M.D., Ph.D.	70,818	—	*
Joshua L. Smiley	31,933	—	*
Jackson P. Tai	43,709	—	*
Karen Walker	—	—	*
Anne E. White	21,043		*
Alfonso Zulueta	72,297	—	*
All directors and executive officers as a group (27 persons)	1,004,651	48	*

(1)
This column includes the number of shares of common stock held individually as well as the number of Lilly 401(k) Plan shares held by the beneficial owners indirectly through the Lilly 401(k) Plan.

(2)
This column sets forth restricted stock units that vest within 60 days of February 7, 2019.

(3)
The address for Lilly Endowment Inc. is 2801 North Meridian Street, Indianapolis, IN 46208. It has sole voting power and sole dispositive power with respect to all of its shares. The share information is based solely on a Form 4 filed by Lilly Endowment Inc. with the SEC on January 17, 2019.

(4)
The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. It has sole voting power with respect to 1,396,140 of its shares and sole dispositive power with respect to 70,638,700 of its shares. The share information is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2018.

(5)
The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022. It has sole voting power with respect to 54,703,471 of its shares and sole dispositive power with respect to all of its shares. The share information is based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 25, 2018.

(6)
The address for Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210. It has shared voting power with respect 10,291,969 of its shares and shared dispositive power with respect to all of its shares. The share information is based solely on a Schedule 13G/A filed by Wellington Management Group LLP with the SEC on February 8, 2018.

(7)
The address for PRIMECAP Management Company is 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105. It has sole voting power with respect to 11,102,914 of its shares and sole dispositive power with respect to all of its shares. The share information is based solely on a Schedule 13G/A filed by PRIMECAP Management Company with the SEC on April 30, 2018.

(8)
The shares shown for Mr. Ricks include 11,389 shares that are owned by a family foundation for which he is a director. Mr. Ricks has shared voting power and shared investment power with respect to the shares held by the foundation.

Elanco Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers

          The following table sets forth, as of February 7, 2019, beneficial ownership of shares of Elanco common stock by each person or group known to Elanco to be the beneficial owner of more than 5% of outstanding shares of Elanco common stock, each Elanco director, each of Elanco's NEOs and all directors and executive officers as a group. Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Percentage of beneficial ownership is based on 365,643,991 shares of common stock outstanding.

          Unless otherwise indicated, the address for each holder listed below is 2500 Innovation Way, Greenfield, Indiana 46140. Except as noted by footnote, and subject to community property laws where applicable, Elanco believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power.

          None of the Elanco directors and executive officers, individually or as a group, beneficially owns greater than 1% of Elanco's outstanding shares of Elanco common stock. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares of common stock beneficially owned

Name and address of beneficial owner	Number of shares	Percentage of shares

5% shareholder:
Lilly(1)	293,290,000	80.2%
Named executive officers and directors:
Jeffrey N. Simmons	22,000	*
David S. Kinard	2,500	*
Lucas E. Montarce	—	—
Aaron L. Schacht	400	*
David A. Urbanek	500	*
R. David Hoover	10,000	*
Kapila K. Anand	1,200	*
Michael J. Harrington	—	—
Lawrence E. Kurzius	10,000	*
Carl L. McMillian	—	—
David A. Ricks	—	—
Aarti S. Shah	—	—
Joshua L. Smiley	—	—
Todd S. Young	—	—
Sarena S. Lin	20,000	*
All directors and executive officers as a group (18 persons)	72,825	*

(1)
Lilly's address is Lilly Corporate Center, Indianapolis, IN 46285.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

          This section describes the material U.S. federal income tax consequences to holders of Lilly common stock that exchange shares of Lilly common stock for shares of Elanco common stock pursuant to the exchange offer. This section is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This section is limited to holders of Lilly common stock that are U.S. holders, as defined below, that hold their shares of Lilly common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this section is for general information only and does not discuss all tax considerations that may be relevant to holders of Lilly common stock in light of their particular circumstances, nor does it address the consequences to holders of Lilly common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, tax-qualified retirement plans, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquire such shares of Lilly common stock pursuant to the exercise of employee stock options or otherwise as compensation, certain financial institutions or financial services entities, insurance companies, dealers or traders in securities, persons that have a "functional currency" other than the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, accrual method taxpayers who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements and persons who hold their shares of Lilly common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This section does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences, or the consequences of the alternative minimum tax or the Medicare tax on net investment income.

          Holders of Lilly common stock should consult their tax advisors as to the particular tax consequences to them of the exchange offer.

          For purposes of this section, a U.S. holder is a beneficial owner of Lilly common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia or political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

          If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Lilly common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Lilly common stock should consult its tax advisor regarding the tax consequences of the exchange offer.

General

          The completion of the exchange offer is conditioned upon, among other things, the receipt by Lilly of the opinion of Skadden Arps, to the effect that the exchange offer will qualify as tax-free to Lilly and holders of Lilly common stock who participate in the exchange offer for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. This opinion will conclude that, for U.S. federal income tax purposes:

  •
  Lilly will recognize no gain or loss in the exchange offer;

  •
  except with respect to the receipt of cash in lieu of fractional shares, holders of Lilly common stock will recognize no gain or loss upon the receipt of shares of Elanco common stock in the exchange offer;

  •
  the tax basis of the Elanco common stock, including any fractional share deemed received, in the hands of a holder of Lilly common stock who exchanges Lilly common stock for Elanco common stock in the exchange offer will be, immediately after the exchange offer, the same as the tax basis of the shares of Lilly common stock exchanged therefor; and

  •
  each Lilly shareholder's holding period in the Elanco common stock received in the exchange offer will include the holding period of the Lilly common stock exchanged therefor.

          Shareholders who have acquired different blocks of Lilly common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, the shares of Elanco common stock received in exchange for such blocks of Lilly common stock.

          The opinion of Skadden Arps will be based on the law in effect as of the time of the exchange offer and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Lilly and Elanco. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Lilly's business reasons for engaging in the exchange offer, the conduct of certain business activities by Lilly and Elanco, and the plans and intentions of Lilly and Elanco to continue conducting those business activities and not to materially modify their ownership or capital structure following the exchange offer. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion of Skadden Arps is based are materially different from the facts that exist at the time of the exchange offer, the conclusions reached in such opinion could be adversely affected.

          Lilly does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the exchange offer. The legal authorities upon which the opinion of Skadden Arps will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. The opinion will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge.

          If the exchange offer were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, each Lilly shareholder who receives shares of Elanco common stock in the exchange offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Elanco common stock received by the shareholder and its tax basis in the shares of Lilly common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Elanco common stock received by the shareholder. In addition, Lilly would generally recognize gain with respect to the transfer of the Elanco common stock in the exchange offer, as well as with respect to the receipt of certain cash proceeds from Elanco in connection with the IPO.

          Even if the exchange offer otherwise qualifies for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, the exchange offer would result in a significant U.S. federal income tax liability to Lilly (but not to holders of Lilly common stock) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Lilly or in the stock of Elanco (generally excluding, for this purpose, the acquisition of Elanco common stock by holders of Lilly common stock in the exchange offer) as part of a plan or series of related transactions that includes the exchange offer. Any acquisition of stock of Lilly or Elanco within two years before or after the exchange offer would generally be presumed to be part of a plan that includes the exchange offer, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature and subject to a comprehensive analysis of the facts and circumstances of the particular case. If the exchange offer were determined to be taxable to Lilly under Section 355(e) of the Code, Lilly would generally recognize gain with respect to the transfer of the Elanco common stock in the exchange offer.

Cash in Lieu of Fractional Shares

          A shareholder who receives cash in lieu of a fractional share of Elanco common stock as part of the exchange offer will generally be treated as having received such fractional share in the exchange offer and then as having sold such fractional share for cash. Taxable gain or loss will generally be recognized by such shareholder in an amount equal to the difference between the amount of cash received in lieu of the fractional share and the shareholder's tax basis in the fractional share, determined as described above under "— General." Such gain or loss will be long-term capital gain or loss if the shareholder's holding period in its Elanco common stock, determined as described above, exceeds one year at the time of the exchange offer. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

          Payments of cash in lieu of a fractional share of Elanco common stock made in connection with the exchange offer may, under certain circumstances, be subject to "backup withholding," unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder's U.S. federal income tax liability if the required information is timely supplied to the IRS.

          Current Treasury regulations require certain U.S. holders who are "significant distributees" (generally, a U.S. holder who owns at least 5% of the outstanding Lilly common stock immediately before the exchange offer) and who receive Elanco common stock pursuant to the exchange offer to attach to their U.S. federal income tax returns for the taxable year in which the exchange offer occurs a statement setting forth certain information with respect to the transaction. Lilly will provide holders of Lilly common stock with the information necessary to comply with this requirement. Shareholders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

DESCRIPTION OF CAPITAL STOCK OF ELANCO

          The following is a summary of Elanco's capital stock and important provisions of Elanco's amended and restated articles of incorporation and amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified by Elanco's amended and restated articles of incorporation and amended and restated bylaws and by the provisions of applicable law.

          Elanco's authorized capital stock is comprised of 6,000,000,000 shares, which are made up of (i) 5,000,000,000 shares of Elanco common stock and (ii) 1,000,000,000 shares of preferred stock, no par value, the rights and preferences of which may be established from time to time by Elanco's board of directors.

          As of February 5, 2019, there were 365,643,991 outstanding shares of Elanco common stock and no outstanding shares of preferred stock. Immediately before the commencement of the exchange offer, Lilly owned 293,290,000 shares of Elanco common stock representing 80.2% of outstanding Elanco common stock.

Common Stock

          The holders of Elanco common stock are entitled to one vote per share on all matters submitted to a vote of Elanco's shareholders (including the election or removal of directors), and do not have cumulative voting rights. Directors will be elected by a plurality of the votes entitled to be cast. Except as otherwise provided in Elanco's amended and restated articles of incorporation or as required by law, all matters to be voted on by Elanco's shareholders other than matters relating to the election and removal of directors shall be approved if votes cast in favor of the matter exceed the votes cast opposing the matter at a meeting at which a majority of the outstanding shares entitled to vote on such matter is represented in person or by proxy.

          Holders of Elanco common stock will share equally in any dividends that may be declared by Elanco's board of directors out of funds legally available therefor, subject to the rights of the holders of any outstanding preferred stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Elanco's affairs, holders of Elanco common stock would be entitled to share ratably in Elanco's assets that are legally available for distribution to shareholders. If Elanco has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, Elanco must pay the applicable distribution to the holders of its preferred stock before it may pay distributions to the holders of Elanco common stock. Holders of Elanco common stock do not have preemptive or other rights to subscribe for additional shares of Elanco's stock. All outstanding shares of Elanco common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Elanco common stock will be subject to those of the holders of any shares of preferred stock that Elanco may issue in the future.

Preferred Stock

          Elanco's board of directors is authorized to provide for one or more series of preferred stock and to fix the terms of such preferred stock, including the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preferences and to fix the number of shares to be included in any such series without any further vote or action by our shareholders. Any preferred stock so issued may rank senior to Elanco's common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Elanco without further action by the shareholders and may adversely affect the voting and other rights of the holders of Elanco common stock. Elanco's board of directors has not authorized the issuance of any shares of preferred stock, and Elanco has no agreements or plans for the issuance of any shares of preferred stock.

Anti-takeover Effects of Provisions of Elanco's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

          Elanco's amended and restated articles of incorporation and amended and restated bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by shareholders.

  Special Meetings

          Elanco's amended and restated bylaws provide that special meetings of holders of common stock may be called only by Elanco's board of directors or the Chairman of the board of directors. Holders of Elanco's common stock are not permitted to call a special meeting or to require that Elanco's board of directors call a special meeting of shareholders.

  Advance Notice Procedures

          Elanco's amended and restated bylaws include an advance notice procedure for the nomination, other than by or at the direction of Elanco's board of directors, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, Elanco's amended and restated bylaws provide that notice of intent to nominate a director or raise business at such meetings must be received by Elanco not less than 120 days nor more than 150 days prior to the date on which Elanco's proxy statement is released to shareholders in connection with the previous year's annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the proposing shareholder to be timely must be received not later than the close of business on the later of 120 days in advance of such meeting or 10 days following the date on which public disclosure of the date of the meeting is first made and, in each case, must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.

Classified Board

          Elanco's amended and restated articles of incorporation and Elanco's amended and restated bylaws provide for Elanco's board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms of office. Approximately one-third of Elanco's board of directors will be elected each year to three-year terms of office, and Elanco's directors (other than directors appointed by holders of preferred stock) may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of Elanco's outstanding voting stock.

          Under Section 23-1-39-1 of the Indiana Business Corporation Law (the "IBCL"), only Elanco's board of directors can amend, and shareholders do not have the right to amend, Elanco's amended and restated bylaws.

Certain Provisions of the Indiana Business Corporation Law

  Shareholder Action by Unanimous Written Consent

          Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of Elanco common stock may be effected only at an annual meeting or special meeting of such holders, and shareholders may act in lieu of such meetings only by unanimous written consent.

  Control Share Acquisition

          Elanco's amended and restated articles of incorporation provide that Chapter 42 of the IBCL does not apply to Elanco. However, Elanco could elect to be subject to Chapter 42 in the IBCL in the future. Chapter 42 of the IBCL is designed to protect minority shareholders in the event that a shareholder acquires shares of a corporation's voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more). Upon the acquisition of control shares, the approval of the rights of the acquirer to vote the shares in excess of each level of ownership (and shares acquired in transactions deemed related) must be obtained from a majority of the disinterested shareholders before the acquiring shareholder may vote such shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

  Certain Business Combinations

          Under the business combinations provision of the IBCL, or Chapter 43, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act (and that, like us, has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election.

Limitations on Liability and Indemnification of Officers and Directors

          Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith; in the case of official action, the individual reasonably believed that the conduct was in the corporation's best interests and in all other cases, the individual reasonably believed that the conduct was not against the best interests of the corporation; and in the case of criminal proceedings, the individual either had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful. Chapter 37 also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the articles of incorporation, bylaws or resolutions of the board of directors or shareholders.

          Elanco's amended and restated articles of incorporation and amended and restated bylaws provide for indemnification, to the fullest extent permitted by the IBCL, of Elanco's directors, officers and employees against liability and reasonable expenses that may be incurred by them, arising out of any threatened, pending or completed investigation, claim, suit or proceeding, whether civil, administrative, investigative or criminal, in which they may become involved by reason of being or having been a director, officer or employee. To be entitled to indemnification, (a) those persons must have been wholly successful in the claim or action, or (b) the board of directors, independent legal counsel or the shareholders must have determined that such persons acted in good faith in what they reasonably believed to be in our best interest, or in the case of conduct not in the individual's official capacity with us, did not act in opposition to our best interest. In addition, in any criminal action, such persons must have had no reasonable cause to believe that their conduct was unlawful. Elanco's amended and restated bylaws provide for mandatory advancement of expenses to such persons provided certain conditions are met, including provision of a written undertaking to repay such advancements, should it be determined that the person is not entitled to indemnification.

          The IBCL permits Elanco to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with us, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Elanco will maintain such insurance for its directors, officers and employees and those of our subsidiaries, subject to certain exclusions and deductible and maximum amounts, against loss from claims arising in connection with their acting in their respective capacities, including claims under the Securities Act.

Transfer Agent and Registrar

          The transfer agent and registrar for Elanco's common stock is Computershare Trust Company, N.A.

COMPARISON OF SHAREHOLDER RIGHTS

          Upon completion of the exchange offer, Lilly shareholders who exchange their shares of Lilly common stock for shares of Elanco common stock will become shareholders of Elanco. These holders' rights will continue to be governed by Indiana law and will be governed by Elanco's amended and restated articles of incorporation and bylaws. Because Lilly and Elanco are both organized under the laws of the State of Indiana, differences in the rights of a shareholder of Lilly from those of a shareholder of Elanco arise principally from provisions of the constitutive documents of each of Lilly and Elanco.

          The following is a summary of certain important differences between Elanco's amended and restated articles of incorporation and bylaws and Lilly's amended articles of incorporation and bylaws. As previously indicated, unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus, including this summary, that the exchange offer is fully subscribed and that all shares of Elanco common stock held by Lilly are distributed pursuant to the exchange offer.

          This summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Lilly's and Elanco's constitutive documents (as such documents may be amended), which you should read. Copies of these documents have been (or will be) filed with the SEC. To find out where you can get copies of these documents, see "Incorporation by Reference."

Authorized Capital Structure and Liquidation Rights of Elanco and Lilly

Class of Security	Authorized	Issued	Liquidation Preference

Elanco:(1)
Elanco common stock, no par value	5,000,000,000	365,643,991	None
Elanco preferred stock, no par value	1,000,000,000	0	Not applicable
Lilly:(2)
Lilly common stock, no par value	3,200,000,000	1,033,372,115	None
Lilly preferred stock, no par value	5,000,000	0	Not applicable

(1)
As of February 5, 2019.

(2)
As of February 4, 2019.

Shareholders' Rights

	Elanco	Lilly

Dividend Policy	Elanco has no legal or contractual obligation to pay dividends.	Lilly has no legal or contractual obligation to pay dividends.
Voting, Generally	Elanco common stock:	Lilly common stock:
	• one vote per share;	• one vote per share;
	• directors are elected by a plurality vote;	• directors are elected by a majority vote;
	• no cumulative voting in the election of directors.	• no cumulative voting in the election of directors.

	Elanco	Lilly

Shareholder Action by Written Consent	Shareholder actions may not be taken by written consent in lieu of a meeting.	Shareholder actions may not be taken by written consent in lieu of a meeting.
Number of Directors and Size of Board

Elanco's amended and restated articles of incorporation provide that Elanco's board of directors consist of not less than five directors and that the number of directors shall be fixed from time to time by a majority of the board of directors. Elanco's board of directors has currently set the number of directors at 9.

Lilly's bylaws, as amended, provide that the number of directors may be fixed from time to time by resolution, acting by not less than a majority vote of the entire board of directors, provided that the number of directors may not be decreased below 9. Lilly's board of directors has currently set the number of directors at 13.

Term of Directors

Elanco's board of directors is divided into three classes, Class I, Class II and Class III. Directors serve for three-year terms, with expiration staggered according to class. Class I directors' initial term expires at the 2019 annual meeting of shareholders. Class II directors' initial term expires at the 2020 annual meeting of shareholders. Class III directors' initial term expires at the 2021 annual meeting of shareholders.

Lilly's board of directors is divided into three classes. Directors serve for three-year terms, with expiration staggered according to class.
Removal of Directors

Any director may be removed from office at any time, but only for cause and only upon the affirmative vote of at least sixty-six and two-thirds (66 2/3) percent of the votes entitled to be cast by holders of the outstanding voting stock.

Any director may be removed from office at any time, but only for cause and only upon the affirmative vote of at least eighty (80) percent of the votes entitled to be cast by holders of all the outstanding voting stock.

Vacancies	Vacancies are filled by the affirmative vote of the majority of directors then in office.	Vacancies are filled by the affirmative vote of the majority of directors then in office.

	Elanco	Lilly

Advance Notice Procedures for a Shareholder Proposal

In general, a shareholder wishing to nominate a director or raise another proposal must notify Elanco in writing no less than 120 nor more than 150 days prior to the date on which Elanco's proxy statement is released to shareholders in connection with the previous year's annual meeting.

In general, a shareholder wishing to nominate a director or raise another proposal must notify Lilly in writing no less than 120 nor more than 180 days prior to the date on which Lilly's proxy statement is released to shareholders in connection with the previous year's annual meeting.

	This notice must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.	This notice must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.
Calling Special Meeting of Shareholders	Special meetings of Elanco's shareholders may only be called by the board of directors or by the chairman of the board of directors.	Special meetings of Lilly's shareholders may only be called by the board of directors or by the chairman of the board of directors.
Amendment

Amendments to provisions of Elanco's amended and restated articles of incorporation generally require a majority vote of the board of directors and the affirmative vote of the holders of a majority of the votes entitled to be cast by holders of the outstanding voting stock and, to amend provisions addressing the number of directors, removal of directors, classification of the board, at least sixty six and two thirds (66 2/3) percent of the votes entitled to be cast.

Amendments to provisions of Lilly's restated articles of incorporation generally require a vote of the majority of the board of directors and the affirmative vote of the holders of a majority of the votes entitled to be cast by holders of the outstanding voting stock and, to amend provisions addressing the number of directors, removal of directors, classification of the board and certain business combination with interest shareholders at least eighty (80) percent of the votes entitled to be cast.

	Elanco's bylaws may be amended by the affirmative action of a majority of the board of directors.	Lilly's bylaws may be amended by the affirmative action of a majority of the board of directors.

	Elanco	Lilly

Business Combinations with Interested Parties	The business combinations provision of the IBCL, or Chapter 43 (relating to business combinations with interested shareholders) applies to Elanco.	The business combinations provision of the IBCL, or Chapter 43 (relating to business combinations with interested shareholders) applies to Lilly.
Control Share Acquisitions	The control share provision of the IBCL, or Chapter 42, does not apply to Elanco, though Elanco could elect to be subject to Chapter 42 in the future.

The control share provision of the IBCL, or Chapter 42, applies to Lilly, as modified by Lilly's bylaws. Lilly's bylaws provide that Lilly may redeem control shares for fair value when no acquiring person statement has been provided or such shares have not been accorded full rights by shareholders as prescribed in the bylaws.

          The discussion in the table assumes full subscription of the exchange offer. In the event the exchange offer is not fully subscribed, the rights of holders of Elanco common stock will vary from the rights represented above as follows: (i) for so long as Lilly and its affiliates beneficially own at least 10% of Elanco's voting shares, Lilly will be entitled to designate for nomination the number of representatives on Elanco's board of directors that is proportionate to its ownership of Elanco voting shares (rounding up to the nearest whole number of directors) and to designate at least one director to each committee of the board of directors other than the Audit Committee, (ii) for so long as Lilly and its affiliates beneficially own at least a majority of Elanco's voting shares, Lilly will be entitled to designate the chairman of Elanco's board of directors and a majority of the members of each committee of Elanco's board of directors and (iii) for so long as Lilly beneficially owns any Elanco common stock, Elanco will be required to obtain Lilly's prior written approval before undertaking (or permitting or authorizing any of Elanco's subsidiaries to undertake) various significant corporate actions, including consolidation or merger transactions; dissolution, liquidation or winding up; incurrence of any indebtedness (as defined in the master separation agreement), other than pursuant to existing debt obligations or unsecured lines of credit as of the date of completion of the IPO; altering, amending, terminating, repealing or adopting any provisions inconsistent with Elanco's amended and restated articles of incorporation or Elanco's amended and restated bylaws (unless required to comply with applicable law); or the issuance, purchase, redemption or other acquisition or retirement for value of any of Elanco's equity securities (other than deemed repurchases resulting from the exercise of stock options or tax withholdings).

 DESCRIPTION OF CERTAIN INDEBTEDNESS OF ELANCO

Senior Notes Offering

          On August 28, 2018, Elanco issued $2,000 million aggregate principal amount of its Senior Notes in the Senior Notes Offering. The Senior Notes are comprised of $500 million aggregate principal amount of Elanco's 3.912% Senior Notes due 2021, $750 million aggregate principal amount of Elanco's 4.272% Senior Notes due 2023 and $750 million aggregate principal amount of Elanco's 4.900% Senior Notes due 2028. The interest rate payable on each series of Senior Notes is subject to adjustment if Moody's Investor Services, Inc. or Standard & Poor's Financial Services LLC downgrades, or subsequently upgrades, its ratings on the respective series of Senior Notes. Elanco paid the net proceeds that it received in the Senior Notes Offering to Lilly in connection with the separation.

          The Senior Notes are governed by an indenture and supplemental indenture (collectively, the "indenture") between Elanco and Deutsche Bank Trust Company Americas, as trustee. The indenture contains certain covenants, including limitations on Elanco and certain of its subsidiaries' ability to incur liens or engage in sale leaseback transactions. The indenture also contains restrictions on Elanco's ability to consolidate, merge or sell substantially all of its assets. In addition, the indenture contains other customary terms, including certain events of default, upon the occurrence of which, the Senior Notes may be declared immediately due and payable.

          Pursuant to the indenture, Elanco is able to redeem the Senior Notes of any series, in whole or in part, at any time by paying a "make whole" premium, plus accrued and unpaid interest to, but excluding, the date of redemption. Upon the occurrence of a change of control of Elanco and a downgrade of the Senior Notes below an investment grade rating by two or more ratings agencies (or one rating agency, if only one rating agency rates the Senior Notes), Elanco is, in certain circumstances, required to make an offer to purchase each of the Senior Notes at a price equal to 101% of the aggregate principal amount of the Senior Notes together with accrued and unpaid interest to, but excluding, the date of repurchase.

Credit Facilities

          On September 5, 2018, Elanco entered into a revolving credit facility with a syndicate of banks providing for a five-year $750 million senior unsecured revolving credit facility, with the ability (subject to certain conditions) to incur additional incremental commitments of up to $250 million (the "Revolving Facility"), and a term credit agreement with a syndicate of banks providing for a three-year senior unsecured term credit facility in an amount of $500 million (the "Term Facility" and, together with the Revolving Facility, the "Credit Facilities"). The Credit Facilities became available for borrowings upon the completion of the IPO and, concurrently with the completion of the IPO, Elanco borrowed the full amount available under the Term Facility. There are no drawings under the Revolving Facility. The Credit Facilities are not guaranteed by Elanco's subsidiaries.

          Additionally, Elanco will pay a ticking fee on the commitments of each lender with respect to the Term Facility during the period from and including the date of execution of the specific documentation relating to the Term Facility but excluding the date on which such commitments with respect to the Term Facility terminate. With respect to the Revolving Facility, Elanco will pay a facility fee on the aggregate amount of the Revolving Facility (whether drawn or undrawn) during the period from and including the date of execution of the specific documentation relating to the Revolving Facility but excluding the date on which commitments under the Revolving Facility terminate. The applicable margins, the ticking fee and the facility fee are determined based on public ratings of Elanco's senior unsecured non-credit enhanced credit rating. Based on the public ratings as of the closing date of the Credit Facilities, (A) the interest rate for revolving loans (i) comprising each ABR Borrowing (as defined in the Revolving Facility) shall bear interest at the

Alternate Base Rate (as defined in the Revolving Facility) plus 0.10% and (ii) comprising each Eurocurrency Borrowing (as defined in the Revolving Facility) shall bear interest at the Adjusted Eurocurrency Rate (as defined in the Revolving Facility) for the applicable interest period in effect for such borrowing plus 1.10% and (B) the interest rate for term loans (i) comprising each ABR Borrowing (as defined in the Term Facility) shall bear interest at the Alternate Base Rate (as defined in the Term Facility) plus 0.25% and (ii) comprising each Eurocurrency Borrowing (as defined in the Term Facility) shall bear interest at the Adjusted Eurocurrency Rate (as defined in the Term Facility) for the applicable interest period in effect for such borrowing plus 1.25%. Interest on base rate borrowings, the ticking fee and the facility fee are generally payable quarterly in arrears; however, for loans bearing interest based on a Eurocurrency Rate, interest is payable on the last day of the applicable interest period and, in the case of any interest period of more than three months' duration, each day prior to the last day of such interest period that occurs at intervals of three months' duration after the first day of such interest period.

          Elanco may voluntarily prepay loans and/or reduce the commitment under the Credit Facilities, in whole or in part, without penalty or premium, subject to certain minimum amounts and increments and the payment of customary breakage costs. No mandatory prepayment is required under the Credit Facilities. The Term Facility is subject to amortization payments, payable on the last day of each quarter.

          The Credit Facilities contain a financial covenant requiring Elanco not to exceed a maximum consolidated leverage ratio and a financial covenant to maintain a minimum interest coverage ratio. In addition, the Credit Facilities contain customary affirmative and negative covenants that, among other things, limit or restrict Elanco's and/or its subsidiaries' ability, subject to certain exceptions, to incur liens, merge, consolidate or sell or otherwise transfer assets, to enter into transactions with Elanco's affiliates and incur subsidiary indebtedness. The Credit Facilities also contain customary events of default.

SHARES ELIGIBLE FOR FUTURE SALE

          Shares of Elanco common stock distributed to Lilly shareholders pursuant to the exchange offer will be freely transferable, except for shares of Elanco common stock received by persons who may be deemed to be "affiliates" of Elanco under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Elanco. The directors and principal executive officers of Elanco, as well as any significant shareholders of Elanco, will be affiliates. Affiliates of Elanco may sell their shares of Elanco common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

Lock-Up Agreements

          Elanco, Elanco's officers and directors and Lilly have agreed that, for a period of 180 days from the effective date of the IPO registration statement, that it and they will not, without the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, subject to certain exceptions, dispose of or hedge any shares of Elanco common stock or securities convertible into or exchangeable for shares of Elanco common stock. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares of Elanco common stock subject to the lock-up.

          In connection with the exchange offer, on February 5, 2019, Lilly and Elanco obtained a waiver of the lock-up, permitting Lilly and Elanco to consummate the exchange offer and take any steps in furtherance thereof, except that the waiver permitting Lilly and Elanco to distribute Elanco common stock in the exchange offer will not be effective until March 8, 2019.

LEGAL MATTERS

          Certain matters will be passed upon for Elanco by Weil, Gotshal & Manges LLP. Barnes & Thornburg LLP, Indianapolis, Indiana, will issue an opinion to Elanco regarding the validity of the shares of Elanco common stock offered hereby. Skadden, Arps, Slate, Meagher & Flom LLP will issue an opinion to Lilly regarding certain tax matters. Certain legal matters in connection with this exchange offer will be passed upon for the dealer managers by Ropes & Gray LLP.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited Elanco's consolidated and combined financial statements as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, as set forth in its report. Elanco's financial statements are included in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on said firm's authority as experts in accounting and auditing.

          Ernst & Young LLP, independent registered public accounting firm, has audited Lilly's consolidated financial statements included in Lilly's Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of Lilly's internal control over financial reporting as of December 31, 2018, as set forth in its reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Lilly's financial statements are incorporated by reference in reliance on Ernst & Young LLP's reports, given on said firm's authority as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Elanco Animal Health Incorporated

Opinion on the Financial Statements

          We have audited the accompanying consolidated and combined balance sheets of Elanco Animal Health Incorporated (the Company) as of December 31, 2018 and 2017, the related consolidated and combined statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated and combined financial statements"). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

          These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

          We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

          Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Indianapolis, Indiana
February 20, 2019

Elanco Animal Health Incorporated

Consolidated and Combined Statements of Operations

(in millions, except per-share data)

	Year Ended December 31,

	2018	2017	2016

Revenue	$3,066.8	$2,889.0	$2,913.5
Costs, expenses and other:
Cost of sales	1,573.8	1,493.9	1,409.0
Research and development	246.6	251.7	265.8
Marketing, selling and administrative	735.2	779.8	784.8
Amortization of intangible assets	197.4	221.2	170.7
Asset impairments, restructuring and other special charges (Note 7)	128.8	375.1	308.4
Interest expense, net of capitalized interest	29.6	—	—
Other (income) expense, net	41.3	(0.1)	(2.8)

	2,952.7	3,121.6	2,935.9

Income (loss) before income taxes	114.1	(232.6)	(22.4)
Income tax expense	27.6	78.1	25.5

Net income (loss)	$86.5	$(310.7)	$(47.9)

Earnings (loss) per share:
Basic and diluted	$0.28	$(1.06)	$(0.16)
Weighted average shares outstanding:
Basic and diluted	313.7	293.3	293.3

See notes to consolidated and combined financial statements.

Elanco Animal Health Incorporated

Consolidated and Combined Statements of Comprehensive Income (Loss)

(in millions)

	Year Ended December 31,

	2018	2017	2016

Net income (loss)	$86.5	$(310.7)	$(47.9)
Other comprehensive income (loss):
Change in foreign currency translation gains (losses)	(47.1)	210.1	(230.7)
Change in defined benefit pension and retiree health benefit plans, net of taxes	25.4	(9.8)	(4.3)

Other comprehensive income (loss), net of taxes	(21.7)	200.3	(235.0)

Comprehensive income (loss)	$64.8	$(110.4)	$(282.9)

See notes to consolidated and combined financial statements.

Elanco Animal Health Incorporated

Consolidated and Combined Balance Sheets

(in millions)

	December 31, 2018	December 31, 2017

Assets
Current Assets
Cash and cash equivalents	$474.8	$323.4
Accounts receivable, net of allowances of $8.4 (2018) and $9.8 (2017)	651.8	567.4
Other receivables	57.6	34.5
Inventories (Note 8)	1,004.1	1,062.3
Prepaid expenses and other	113.9	136.1
Restricted cash (Note 19)	202.7	—

Total current assets	2,504.9	2,123.7

Noncurrent Assets
Investments (Note 10)	15.3	12.3
Goodwill (Note 11)	2,958.0	2,969.2
Other intangibles, net (Note 11)	2,453.0	2,672.8
Other noncurrent assets	103.1	242.0
Property and equipment, net (Note 12)	922.4	920.3

Total assets	$8,956.7	$8,940.3

Liabilities and Equity
Current Liabilities
Accounts payable	$205.2	$203.8
Employee compensation	98.9	89.3
Sales rebates and discounts	169.9	165.5
Current portion of long term debt	29.0	—
Other current liabilities	199.0	184.5
Payable to Lilly (Note 19)	268.7	—

Total current liabilities	970.7	643.1

Noncurrent Liabilities
Long-term debt (Note 9)	2,443.3	—
Accrued retirement benefits (Note 17)	109.1	139.0
Deferred taxes (Note 14)	114.6	251.9
Other noncurrent liabilities	121.5	126.0

Total liabilities	3,759.2	1,160.0

Commitments and Contingencies (Note 15)
Equity
Net parent company investment	—	8,036.9
Common stock, no par value, 5,000,000,000 shares authorized 365,643,911 shares issued and outstanding as of December 31, 2018	—	—
Additional paid-in capital	5,403.3	—
Retained earnings	16.4	—
Accumulated other comprehensive loss	(222.2)	(256.6)

Total equity	5,197.5	7,780.3

Total liabilities and equity	$8,956.7	$8,940.3

See notes to consolidated and combined financial statements.

Elanco Animal Health Incorporated

Consolidated and Combined Statements of Equity

(in millions)

						Accumulated Other Comprehensive Income (Loss)

	Common Stock		Additional Paid-in	Net Parent Company	Retained	Foreign Currency	Defined Benefit Pension and Retiree Health		Total

	Shares	Amount	Capital	Investment	Earnings	Translation	Benefit Plans	Total	Equity

January 1, 2016	293.3	$—	$—	$7,651.4	$—	$(206.6)	$(15.3)	$(221.9)	$7,429.5
Net loss	—	—	—	(47.9)	—	—	—	—	(47.9)
Other comprehensive income, net of tax	—	—	—	—	—	(230.7)	(4.3)	(235.0)	(235.0)
Transfers (to)/from Lilly, net	—	—	—	(129.2)	—	—	—	—	(129.2)

December 31, 2016	293.3	—	—	7,474.3	—	(437.3)	(19.6)	(456.9)	7,017.4
Net (loss)	—	—	—	(310.7)	—	—	—	—	(310.7)
Other comprehensive income (loss), net of tax	—	—	—	—	—	210.1	(9.8)	200.3	200.3
Transfers (to)/from Lilly, net	—	—	—	873.3	—	—	—	—	873.3

December 31, 2017	293.3	—	—	8,036.9	—	(227.2)	(29.4)	(256.6)	7,780.3
Adoption of Accounting Standards Update 2016-16	—	—	—	(0.3)	—	—	—	—	(0.3)
Net income	—	—	—	70.1	16.4		—	—	86.5
Other comprehensive income (loss), net of tax	—	—	—	—	—	(47.1)	25.4	(21.7)	(21.7)
Transfers (to)/from Lilly, net	—	—	—	(226.3)	—	—	—	—	(226.3)
Separation adjustments	—	—	—	43.5	—	56.1	—	56.1	99.6
Issuance of common stock	72.3	—	1,659.7	—	—	—	—	—	1,659.7
Consideration to Lilly in connection with the Separation	—	—	(4,194.9)	—	—	—	—	—	(4,194.9)
Reclassification of net parent company investment	—	—	7,923.9	(7,923.9)	—	—	—	—	—
Shared base compensation	—	—	1.8	—	—	—	—	—	1.8
Capital contribution from Lilly	—	—	12.8	—	—	—	—	—	12.8

December 31, 2018	365.6	$—	$5,403.3	$—	$16.4	$(218.2)	$(4.0)	$(222.2)	$5,197.5

See notes to consolidated and combined financial statements.

Elanco Animal Health Incorporated

Consolidated and Combined Statement of Cash Flows

(in millions)

	Year Ended December 31,

	2018	2017	2016

Cash Flows from Operating Activities
Net income (loss)	$86.5	$(310.7)	$(47.9)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	296.0	318.4	254.4
Change in deferred income taxes	(60.7)	(13.4)	(5.9)
Stock-based compensation expense	26.0	25.0	20.4
Asset impairment charges	120.5	110.6	98.3
Gain on sale of assets	(0.8)	(19.6)	—
Other non-cash operating activities, net	49.0	10.0	6.0
Other changes in operating assets and liabilities, net of acquisitions and divestitures:
Receivables	(122.0)	48.4	(80.7)
Inventories	(20.1)	(39.0)	(89.1)
Other assets	(3.2)	52.5	(36.7)
Accounts payable and other liabilities	116.1	(8.4)	37.1

Net Cash Provided by Operating Activities	487.3	173.8	155.9
Cash Flows from Investing Activities
Purchases of property and equipment	(134.5)	(98.6)	(110.3)
Disposals of property and equipment	9.4	37.6	7.4
Cash paid for acquisitions, net of cash acquired	—	(882.1)	(45.0)
Other investing activities, net	(1.9)	(21.5)	(34.2)

Net Cash Used for Investing Activities	(127.0)	(964.6)	(182.1)
Cash Flows from Financing Activities
Proceeds from issuance of long-term debt (Note 9)	2,500.0	—	—
Repayments of borrowings	(7.5)	—	—
Proceeds from issuance of common stock (Note 1)	1,659.7	—	—
Debt issuance costs	(24.5)	—	—
Consideration paid to Lilly in connection with the Separation (Note 1)	(3,991.3)	—	—
Other financing activities, net	(17.2)	(0.8)	—
Other net transactions with Lilly	(154.4)	848.3	(149.6)

Net Cash Provided by (Used for) Financing Activities	(35.2)	847.5	(149.6)

Effect of exchange rate changes on cash and cash equivalents	29.0	7.9	(26.0)

Net increase in cash, cash equivalents and restricted cash	354.1	64.6	(201.8)
Cash, cash equivalents and restricted cash at January 1	323.4	258.8	460.6

Cash, cash equivalents and restricted cash at December 31	$677.5	$323.4	$258.8

	December 31,

	2018	2017

Cash and cash equivalents	$474.8	$323.4
Restricted cash (Note 19)	202.7	—

Cash, cash equivalents and restricted cash at December 31	$677.5	$323.4

See notes to consolidated and combined financial statements.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements

(Tables present dollars in millions, except per-share data)

Note 1. Nature of Business and Organization

Nature of Business

          Elanco Animal Health Incorporated (Elanco Parent) and its subsidiaries (collectively, Elanco, the Company, we, us or our) was formed as a wholly-owned subsidiary of Eli Lilly and Company (Lilly). Elanco is a global animal health company that innovates, develops, manufactures and markets products for companion and food animals. We offer a diverse portfolio of more than 125 brands to veterinarians and food animal producers in more than 90 countries.

Organization

          Elanco Parent was formed in 2018, as a wholly-owned subsidiary of Lilly, to serve as the ultimate parent company of substantially all of the animal health businesses of Lilly.

          On September 24, 2018, Elanco Parent completed an initial public offering resulting in the issuance of 72.3 million shares of its common stock (including shares issued pursuant to the underwriters' option to purchase additional shares), which represents 19.8% of the outstanding shares, at $24 per share (IPO) for a total net proceeds, after underwriting discounts and commissions, of $1.7 billion. In connection with the completion of the IPO, through a series of equity and other transactions, Lilly transferred to Elanco Parent the animal health businesses that form its business going forward. In exchange Elanco Parent has paid, or will pay, to Lilly approximately $4.2 billion, which includes the net proceeds from the IPO, the net proceeds from the debt offering completed by Elanco Parent in August 2018 and the term loan facility entered into by Elanco Parent in September 2018 (see Note 9). As of December 31, 2018, Elanco Parent has paid Lilly $4.0 billion with the remaining purchase price reflected in Payable to Lilly on the balance sheet. These transactions are collectively referred to herein as the Separation.

Note 2. Basis of Presentation

          The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The accounts of all wholly-owned and majority-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated.

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates. We issued our financial statements by filing with the Securities and Exchange Commission and have evaluated subsequent events up to the time of the filing.

          During the period ended December 31, 2018, certain combined balance sheet amounts related to the prior year have been revised to correct the sales rebates and discounts liability, which did not correctly reflect an accrual for rebates related to product held in the wholesalers' pipeline. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality, and Accounting Standards Codification (ASC) 250, Presentation of Financial Statements, we assessed the materiality of this correction and concluded that the accrual for the rebate related

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 2. Basis of Presentation (Continued)

to product held in the wholesalers' pipeline was not material to prior periods, and therefore, amendments of previously filed reports are not required.

          As such, in accordance with ASC 250, we revised the previously reported combined balance sheet and combined statements of equity. The adjustment, which originates in periods prior to those presented, resulted in a $10.5 million increase as of December 31, 2017 in the accrual for sales rebates and discounts of $155.0 million, total current liabilities of $632.6 million and total liabilities of $1,149.5 million. In addition, previously reported amounts at December 31, 2017 and December 31, 2016 of net parent company investment of $8,047.4 million and $7,484.8 million, respectively, and total equity of $7,790.8 million and $7,027.9 million, respectively, have been reduced by $10.5 million to reflect the correction above.

          For the periods after separation, the financial statements are prepared on a consolidated basis and reflect the results of operations, comprehensive income, financial position, equity and cash flows resulting from our operations as an independent company. For periods prior to the Separation, our financial statements are combined, have been prepared on a standalone basis, and are derived from Lilly's consolidated financial statements and accounting records. The consolidated and combined financial statements reflect the financial position, results of operations and cash flows related to the animal health businesses that were transferred to Elanco Parent and are prepared in conformity with GAAP.

          The combined financial statements include the attribution of certain assets and liabilities that historically have been held at the Lilly corporate level but which are specifically identifiable or attributable to the businesses that have been transferred to Elanco Parent. All intercompany transactions and accounts within Elanco have been eliminated. All transactions between us and Lilly are considered to be effectively settled in the combined financial statements at the time the intercompany transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment.

          Prior to the separation, these combined financial statements include an allocation of expenses related to certain Lilly corporate functions, including executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations, prior to IPO. These expenses have been allocated to us based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount and other measures. We consider the expenses methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented. It is impractical to estimate what the standalone costs of Elanco would have been in the historical periods. After the separation, a TSA between Lilly and Elanco went into effect. Under the terms of the TSA, we will be able to use Lilly Services for a fixed term established on a service-by-service basis. We are paying Lilly mutually agreed upon fees for the Lilly Services provided under the TSA. Our consolidated and combined financial statements reflect the charges for Lilly Services after the IPO. See Note 19 for additional details.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 2. Basis of Presentation (Continued)

          The income tax amounts in the combined financial statements have been calculated based on a separate return methodology and presented as if our operations were separate taxpayers in the respective jurisdictions. We file income tax returns in the United States (U.S.) federal jurisdiction and various state, local and non-U.S. jurisdictions. Certain of these income tax returns are filed on a consolidated or combined basis with Eli Lilly and Company and/or its subsidiaries.

          Lilly maintains various benefit and combined stock-based compensation plans at a corporate level and other benefit plans at a country level. Our employees participate in such programs and the portion of the cost of those plans related to our employees is included in our financial statements. However, the consolidated and combined balance sheets do not include any equity issued related to stock-based compensation plans or any net benefit plan obligations unless the benefit plan covers only our dedicated employees or where the legal obligation associated with the benefit plan will transfer to Elanco.

          Prior to Separation, the equity balance in the combined financial statements represents the excess of total assets over liabilities, including intercompany balances between us and Lilly (net parent company investment) and accumulated other comprehensive loss. Net parent company investment is primarily impacted by contributions from Lilly which are the result of treasury activities and net funding provided by or distributed to Lilly. See Note 19 for further information.

Note 3. Impact of Separation

          In connection with the Separation, we issued $2.0 billion aggregate principal amount of senior notes in a private placement, and we also entered into a $750.0 million senior unsecured revolving credit facility and $500.0 million senior unsecured term credit facility. See Note 9 for further information.

          In connection with the Separation, we entered into various agreements with Lilly, including a master separation agreement. In connection with the terms of the Separation, there were certain assets and liabilities included in the pre-Separation balance sheet that were retained by Lilly and there were certain assets not included in the pre-Separation balance sheet that were transferred to us. The cumulative adjustment to the historical balance sheet increased net assets and total equity by approximately $99.6 million. The impact on net assets primarily represent the elimination of certain income tax assets and liabilities and the contribution of additional assets.

          On February 8, 2019, we filed a Registration Statement on Form S-4 with the SEC in connection with Lilly's proposed exchange offer, whereby Lilly shareholders can exchange shares of Lilly common stock for shares of our common stock owned by Lilly (exchange offer). Immediately before the commencement of the exchange offer, Lilly owned 293,290,000 shares of our common stock, representing 80.2% of our outstanding common stock. If the exchange offer is not fully subscribed, Lilly intends, from time to time, to complete subsequent exchange offers and/or a pro rata spin-off of its remaining interest in Elanco Parent.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 4. Summary of Significant Accounting Policies

Revenue recognition

          We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. Provisions for returns, discounts and rebates are established in the same period the related sales are recognized. For arrangements with contract manufacturing organizations (CMO), we recognize revenue over time or at a point in time depending on its evaluation of when the customer obtains control of the promised goods or service. Revenue is recognized over time when we are creating or enhancing an asset that the customer controls as the asset is created or enhanced or our performance does not create an asset with an alternative use and we have an enforceable right to payment for performance completed.

Research and development expenses and acquired in-process research and development

          Research and development expenses include the following:

  •
  Research and development costs, which are expensed as incurred.

  •
  Milestone payment obligations incurred prior to regulatory approval of the product, which are accrued when the event requiring payment of the milestone occurs.

  •
  Acquired in-process research and development (IPR&D) expense, which includes the initial costs of IPR&D projects, acquired directly in a transaction other than a business combination that do not have an alternative future use.

Foreign Currency Translation

          Operations in our subsidiaries outside the United States (U.S.) are recorded in the functional currency of each subsidiary which is determined by a review of the environment where each subsidiary primarily generates and expends cash. The results of operations for our subsidiaries outside the U.S. are translated from functional currencies into U.S. dollars using the weighted average currency rate for the period. Assets and liabilities are translated using the period end exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries are recorded in other comprehensive income (loss).

Other significant accounting policies

          Our other significant accounting policies are described in the remaining appropriate notes to the combined financial statements.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 4. Summary of Significant Accounting Policies (Continued)

Implementation of New Financial Accounting Pronouncements

          The following table provides a brief description of accounting standards that were effective January 1, 2018 and were adopted on that date:

Standard	Description	Effect on the financial statements or other significant matters

Accounting Standards Update 2014-09 and various other related updates, Revenue from Contracts with Customers	This standard replaced existing revenue recognition standards and requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity can apply the new revenue standard retrospectively to each prior reporting period presented or with the cumulative effect of initially applying the standard recognized at the date of initial application in retained earnings. We applied the latter approach.	Application of the new standard to applicable contracts had no impact to net parent company investment as of January 1, 2018. Disclosures required by the new standard are included in Note 5.
Accounting Standards Update 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory
This standard requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption.
Upon adoption, the cumulative effect of applying the standard resulted in a decrease to net parent company investment of approximately $0.3 million. Adoption of this standard did not result in a material change in net income for the twelve months ended December 31, 2018.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 4. Summary of Significant Accounting Policies (Continued)

Standard	Description	Effect on the financial statements or other significant matters

Accounting Standards Update 2017-07, Compensation-Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost	This standard was issued to improve the transparency and comparability among organizations by requiring entities to separate their net periodic pension cost and net periodic postretirement benefit cost into a service cost component and other components. Previously, the costs of the other components along with the service cost component were classified based upon the function of the employee. This standard requires entities to classify the service cost component in the same financial statement line item or items as other compensation costs arising from services rendered by pertinent employees. The other components of net benefit cost are now presented separately from the line items that include the service cost component. When applicable, the service cost component is now the only component eligible for capitalization. An entity should apply the new standard retrospectively for the classification of the service cost and other components and prospectively for the capitalization of the service cost component.	Upon adoption of this standard, pension and postretirement benefit cost components other than service costs are presented in other (income) expense, net. Retrospective application was not material to the combined statement of operations for the twelve months ended December 31, 2017. We do not expect application of the new standard to have a material impact on an ongoing basis.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 4. Summary of Significant Accounting Policies (Continued)

Standard	Description	Effect on the financial statements or other significant matters

Accounting Standards Update 2017-12, Derivatives and Hedging	This standard amends the hedge accounting recognition and presentation requirements and is intended to better align hedge accounting with companies' risk management strategies. This standard eliminates the requirements to separately measure and report hedge ineffectiveness and generally requires that the entire change in fair value of a hedging instrument be presented in the same income statement line item as the respective hedged item. The standard also modifies certain disclosure requirements.	We elected to early adopt this guidance as of January 1, 2018. There were no hedging contracts in effect as of the date of adoption. We do not expect application of the new standard to have a material impact on an ongoing basis.

          The following table provides a brief description of the accounting standard that has not yet been adopted and could have a material effect on the consolidated financial statements:

Standard	Description	Effective Date	Effect on the financial statements or other significant matters

Accounting Standards Update 2016-02, Leases	This standard was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities, including leases classified as operating leases under current GAAP, on the balance sheet and requiring additional disclosures about leasing arrangements. An entity can apply the new leases standard retrospectively to each prior reporting period presented or with the cumulative effect of initially applying the standard recognized at the date of initial application in retained earnings. We plan to use the latter approach.	This standard is effective January 1, 2019, with early adoption permitted. We intend to adopt this standard on that date.	We expect to record a right-of-use asset and lease liability for operating leases of approximately $75-95 million on our consolidated balance sheet on January 1, 2019. Our accounting for capital leases will remain substantially unchanged. This standard will not have a material impact on our consolidated statement of operations.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 5. Revenue

          Effective January 1, 2018, we adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09) and other related updates. The new standard has been applied to contracts for which performance had not been completed as of the date of adoption. Revenue presented for periods prior to 2018 were accounted for under previous standards and has not been adjusted. Revenue and net income for the year ended December 31, 2018 does not differ materially from amounts that would have resulted from application of the previous standards.

Product Sales

          We recognize revenue primarily from product sales to customers. Revenue from sales of products is recognized at the point where the customer obtains control of the goods and we satisfy our performance obligation, which generally is at the time we ship the product to the customer. Payment terms differ by jurisdiction and customer, but payment terms in most of our major jurisdictions typically range from 30 to 100 days from date of shipment. Revenue for our product sales has not been adjusted for the effects of a financing component as we expect, at contract inception, that the period between when we transfer control of the product and when we receive payment will be one year or less. Any exceptions are either not material or we collect interest for payments made after the due date. Provisions for rebates and discounts, and returns are established in the same period the related sales are recognized. We generally, ship product shortly after orders are received; therefore, we generally only have a few days of orders received but not yet shipped at the end of any reporting period. Shipping and handling activities are considered to be fulfillment activities and are not considered to be a separate performance obligation. We exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are imposed on our sales of product and collected from a customer.

          Significant judgments must be made in determining the transaction price for sales of products related to anticipated rebates and discounts, and returns. The following describe the most significant of these judgments:

Sales Rebates and Discounts — Background and Uncertainties

  •
  Most of our products are sold to wholesale distributors. We initially invoice our customers contractual list prices. Contracts with direct and indirect customers may provide for various rebates and discounts that may differ in each contract. As a consequence, to determine the appropriate transaction price for our product sales at the time we recognize a sale to a direct customer, we must estimate any rebates or discounts that ultimately will be due to the direct customer and other customers in the distribution chain under the terms of our contracts. Significant judgments are required in making these estimates.

  •
  The rebate and discount amounts are recorded as a deduction to arrive at our net product sales. We estimate these accruals using an expected value approach.

  •
  In determining the appropriate accrual amount, we consider our historical experience with similar incentives programs and current sales data to estimate the impact of such programs on revenue and continually monitor the impact of this experience and adjust as necessary. Although we accrue a liability for rebates related to these programs at the time the sale is

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 5. Revenue (Continued)

    recorded, the rebate related to that sale is typically paid up to six months after rebate or incentive period expires. Because of this time lag, in any particular period rebate adjustments may incorporate revisions of accruals for several periods.

          Our sales rebates and discounts are based on specific agreements and the majority relate to sales in the U.S. As of December 31, 2018 and 2017, liability for sales rebates and discounts in the U.S. represents approximately 70% and 69%, respectively, of our total liability with the next largest country representing approximately 8% of our total liability for 2018 and 2017.

          The following table summarizes the activity in the sales rebates and discounts liability in the U.S.:

	Year Ended December 31,

	2018	2017

Beginning balance	$114.8	$116.1
Reduction of revenue	221.0	236.1
Payments	(217.3)	(237.4)

Ending balance	$118.5	$114.8

          Adjustments to revenue recognized as a result of changes in estimates for the judgments described above during the year ended December 31, 2018 for product shipped in previous periods were not material.

Sales Returns — Background and Uncertainties

  •
  We estimate a reserve for future product returns related to product sales using an expected value approach. This estimate is based on several factors, including: local returns policies and practices; returns as a percentage of revenue; an understanding of the reasons for past returns; estimated shelf life by product; and estimate of the amount of time between shipment and return. Adjustments to the returns reserve have been and may in the future be required based on revised estimates to our assumptions, which would have an impact on our consolidated results of operations. We record the return amounts as a deduction to arrive at our net product sales.

  •
  Actual product returns have been approximately 1% of net revenue for the year ended December 31, 2018 and 2017 and have not fluctuated significantly as a percentage of revenue.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 5. Revenue (Continued)

Disaggregation of Revenue

          The following table summarizes our revenue disaggregated by product category for the years ended December 31:

	2018	2017	2016

Companion Animal Disease Prevention	$804.6	$660.2	$628.4
Companion Animal Therapeutics	283.1	260.8	255.6
Food Animal Future Protein & Health	711.2	649.2	630.8
Food Animal Ruminants & Swine	1,174.0	1,175.0	1,309.2
Other	93.9	143.8	89.5

Total Revenue	$3,066.8	$2,889.0	$2,913.5

Note 6. Acquisitions

          During 2017 and 2016, we completed the acquisitions of BIVIVP and certain rights to Aratana Therapeutics, Inc.'s (Aratana) Galliprant®, respectively. These transactions were accounted for as business combinations under the acquisition method of accounting. Under this method, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date in our combined financial statements. The determination of estimated fair value required management to make significant estimates and assumptions. The excess of the purchase price over the fair value of the acquired net assets, where applicable, has been recorded as goodwill. The results of operations of these acquisitions are included in our consolidated and combined financial statements from the dates of acquisition.

Boehringer Ingelheim Vetmedica, Inc. Vaccine Portfolio Acquisition

          On January 3, 2017, we acquired BIVIVP in a cash transaction for $882.1 million. Under the terms of the agreement, we acquired a manufacturing and research and development site, a U.S. vaccine portfolio including vaccines used for the treatment of bordetella, Lyme disease, rabies and parvovirus, among others.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 6. Acquisitions (Continued)

          The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Estimated Fair Value at January 3, 2017

Inventories(1)	$108.6
Marketed products(2)	297.0
Property and equipment	148.2
Other assets and liabilities — net	8.2

Total identifiable net assets	562.0
Goodwill(3)	320.1

Total consideration transferred — net of cash acquired	$882.1

(1)
The fair value for inventories include a purchase accounting adjustment to write up the inventory value, which resulted in incremental cost of sales of $42.7 million in 2017. The fair value was determined by estimating the expected sales price of the inventories, reduced for all costs expected to the incurred and a profit on those costs.

(2)
These intangible assets, which are being amortized on a straight-line basis over their estimated useful lives, were expected to have a weighted average useful life of 10 years.

(3)
The goodwill recognized from this acquisition is attributable primarily to expected synergies from combining the operations of BIVIVP with our legacy business, future unidentified projects and products, and the assembled workforce of BIVIVP. The goodwill associated with this acquisition is deductible for tax purposes.

          Our combined statement of operations for the year ended December 31, 2017 included BIVIVP revenues of $216.7 million. We are unable to provide the results of operations attributable to BIVIVP as those operations were substantially integrated into our legacy business.

          Had BIVIVP been acquired on January 1, 2016, the unaudited pro forma combined revenues of Elanco and BIVIVP would have been $2.89 billion and $3.14 billion for the years ended December 31, 2017 and 2016, respectively. It is impractical to determine the pro forma impact on loss before tax attributable to BIVIVP for 2017 and 2016.

Galliprant Acquisition

          On April 22, 2016, we acquired from Aratana, certain rights to Galliprant, a canine pain treatment for osteoarthritis for a total purchase price of $88.6 million, which consisted of an upfront payment of $45.0 million and contingent consideration of $43.6 million. The contingent consideration represented the fair value of potential future payments to Aratana based on the probability of achieving contingent milestones and royalties. At the time of the acquisition, Galliprant was approved in the U.S. and was still under development outside the U.S.

          Under the terms of the agreement, we were granted co-promotion rights in the U.S. through December 31, 2018, at which time we will control commercialization in the U.S. We received full commercialization rights outside the U.S. The agreement requires payments by us to Aratana associated with certain development, success-based regulatory and sales-based milestones and royalties. As of December 31, 2018, Aratana is eligible to receive up to $8.0 million of potential development and success-based regulatory milestones. Aratana is also eligible to receive up to

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 6. Acquisitions (Continued)

$60.0 million of potential sales-based milestones. Aratana is eligible to receive royalties based on a percentage of net sales of Galliprant, dependent on the timing and geography of the net sales. There is no cap on the amount of royalties that may be paid pursuant to this arrangement. As of December 31, 2018, we paid Aratana $15 million related to a sales-based milestone.

          The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Estimated Fair Value at April 22, 2016

Deferred tax assets	$15.3
Acquired in-process research and development	31.6
Marketed products(1)	57.0
Deferred tax liabilities	(15.3)

Total consideration	88.6
Less: Contingent consideration	(43.6)

Total cash paid	$45.0

(1)
These intangible assets, which are being amortized on a straight-line basis over their estimated useful lives, were expected to have a weighted average useful life of 20 years.

Note 7. Asset Impairment, Restructuring and Other Special Charges

          The Company's total charges related to asset impairment, restructuring and other special charges, including integration of acquired businesses, in our consolidated and combined statements of operations consisted of the following for the years ended December 31:

	2018	2017	2016

Cash expense:
Severance and other	$15.5	$162.0	$42.1
Integration	26.5	90.3	154.8
Facility exit costs	5.7	31.8	13.2

Total cash expense	47.7	284.1	210.1

Non-cash expense:
Asset impairment	81.9	110.6	98.3

Total non-cash expense	81.9	110.6	98.3

Gain on sale of fixed assets	(0.8)	(19.6)	—

Total expense	$128.8	$375.1	$308.4

Restructuring

          We historically participated in Lilly's cost-reduction initiatives, which resulted in restructuring charges in the period prior to our IPO. The restructuring charges include severance and other costs

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 7. Asset Impairment, Restructuring and Other Special Charges (Continued)

associated with the reduction of our workforce, including special termination benefits recognized in 2017 associated with the U.S. voluntary early retirement program offered by Lilly, related to our employees and pension curtailment costs and facility exit costs. We also recorded certain impairment charges related to the activities as described below.

          During December 2018, we initiated a restructuring program to streamline our international operations, including shifting focus and resources to priority areas. Among other actions, the restructuring reflects a change from having a physical location to a distribution model in certain countries in connection with our separation from Lilly and resulted in the recognition of severance costs. In addition, as part of our ongoing activities to separate fully from Lilly, we wrote off certain assets that we have determined will not be utilized in the business on an ongoing basis. We expect to substantially complete the restructuring activities by December 2019.

Integration costs

          Integration costs recognized during the years ended December 31, 2018, 2017 and 2016 were related to our integration efforts as a result of our acquired businesses and costs to stand our organization up to be an independent company.

Asset impairment

          Asset impairment recognized during the year ended December 31, 2018 includes $22.5 million of intangible asset impairments and $59.4 million of other asset impairments. The intangible asset impairments primarily related to revised projections of fair value due to product rationalization. The fixed asset impairments were primarily due to the decision to dispose of a manufacturing facility in the U.S., the suspension of commercial activities for Imrestor® and the write-off of certain idle assets in a U.S. manufacturing facility. See Note 11 for further detail relating to intangible asset impairments.

          Asset impairment recognized during the year ended December 31, 2017 resulted primarily from intangible asset impairments related to revised projections of fair value due to product rationalization and to a lesser extent competitive pressures.

          Asset impairment recognized during the year ended December 31, 2016 resulted from intangible asset impairments due to product rationalization and to charges related to site closures resulting from our acquisition and integration of Novartis AH, including the closure of a manufacturing facility in Ireland in 2016.

Gain on sale

          The gain on sale of fixed assets for the year ended December 31, 2017 represents a gain on the disposal of a site that was previously closed as part of the acquisition and integration of Novartis Animal Health beginning on January 1, 2015.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 7. Asset Impairment, Restructuring and Other Special Charges (Continued)

          The following table summarizes the activity in our reserves established in connection with these restructuring activities:

	Exit costs	Severance	Total

Balance at December 31, 2016	$11.5	$26.6	$38.1
Charges	31.8	162.0	193.8
Reserve adjustment	1.4	(3.9)	(2.5)
Cash paid	(9.8)	(141.6)	(151.4)

Balance at December 31, 2017	34.9	43.1	78.0

Charges	11.7	15.5	27.2
Separation adjustment	(5.9)	—	(5.9)
Reserve adjustment	(6.0)	—	(6.0)
Cash paid	(25.4)	(23.5)	(48.9)

Balance at December 31, 2018	$9.3	$35.1	$44.4

          Substantially all of the reserves are expected to be paid in the next twelve months. We believe that the reserves are adequate.

Note 8. Inventories

          We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for a portion of our inventories located in the continental U.S. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost.

          Inventories at December 31 consisted of the following:

	2018	2017

Finished products	$400.7	$452.0
Work in process	570.4	580.0
Raw materials and supplies	80.4	70.4

Total (approximates replacement cost)	1,051.5	1,102.4
Decrease to LIFO cost	(47.4)	(40.1)

Inventories	$1,004.1	$1,062.3

          Inventories valued under the LIFO method comprised $194.8 million and $231.4 million of total inventories at December 31, 2018 and 2017, respectively.

          During the year ended December 31, 2018, we recognized $38.6 million of inventory write-offs in cost of sales primarily related to the suspension of commercial activities for Imrestor.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 9. Debt

          Long-term debt as of December 31, 2018 consisted of the following:

December 31, 2018

Term credit facility	$492.5
3.912% Senior Notes due 2021	500.0
4.272% Senior Notes due 2023	750.0
4.900% Senior Notes due 2028	750.0
Other obligations	0.5
Unamortized debt issuance costs	(20.7)

2,472.3
Less current portion of long-term debt	(29.0)

Total long-term debt	$2,443.3

          Long-term debt as of December 31, 2017 was not material.

Revolving and Term Credit Facilities

          On September 5, 2018, we entered into a revolving credit agreement with a syndicate of banks providing for a five-year $750.0 million senior unsecured revolving credit facility (Revolving Facility). The Revolving Facility bears interest at a variable rate plus specified margin as defined in the agreement and is payable quarterly. There were no borrowings outstanding under the Revolving Facility at December 31, 2018. The Revolving Facility is payable in full at the end of the term.

          On September 5, 2018 we also entered into a $500.0 million three-year term loan under a term credit facility with a syndicate of banks (the Term Facility and collectively with the Revolving Facility, the Credit Facilities.) The Term Facility bears interest at a variable rate plus margin as defined in Term Facility (3.77% at December 31, 2018) and is payable quarterly. The Term Facility also requires a quarterly principal payment equal to 1.5% of the aggregate initial principal less any prepayment. The Term Facility is payable in full at the end of the term.

          The Credit Facilities are subject to various financial and other covenants including restrictions on the level of borrowings based on a consolidated leverage ratio and a consolidated interest coverage ratio. We were in compliance with all such covenants as of December 31, 2018.

Senior Notes

          On August 28, 2018, we issued $2.0 billion of senior notes (Senior Notes) in a private placement. The Senior Notes comprised of $500.0 million of 3.912% Senior Notes due August 27, 2021, $750.0 million of 4.272% Senior Notes due August 28, 2023, and $750.0 million of 4.900% Senior Notes due August 28, 2028. The interest rate payable on each series of Senior Notes is subject to adjustment if Moody's Investor Services, Inc. or Standard & Poor's Financial Services LLC downgrades, or subsequently upgrades, its ratings on the respective series of Senior Notes.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 9. Debt (Continued)

          The indenture that governs the Senior Notes contains covenants, including limitations on our ability, and certain of our subsidiaries, to incur liens or engage in sale-leaseback transactions. The indenture also contains restrictions on our ability to consolidate, merge or sell substantially all of our assets, in addition to other customary terms. We were in compliance with all such covenants under the indenture governing the Senior Notes as of December 31, 2018.

          We have entered into an agreement that requires us to use commercially reasonable efforts to cause a registration statement to become effective with the SEC by August 28, 2019, relating to an offer to exchange the Senior Notes for registered Senior Notes having substantially identical terms, or, in certain cases, to register the Senior Notes for resale. If we do not register or exchange the Senior Notes pursuant to the terms of the registration rights agreement, we will be required to pay additional interest to the holders of the Senior Notes under certain circumstances.

Note 10. Financial Instruments and Fair Value

          Financial instruments that are potentially subject to credit risk consist principally of trade receivables. Collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit-review procedures and insurance.

          A large portion of our cash is held by a few major financial institutions. We monitor the exposure with these institutions and do not expect any of these institutions to fail to meet their obligations. All highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents. The cost of these investments approximates fair value. We also consider the carrying value of restricted cash balances to be representative of its fair value.

          As of December 31, 2018 and 2017, we had $15.3 million and $12.3 million, respectively, primarily related to equity method investments.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 10. Financial Instruments and Fair Value (Continued)

          The following table summarizes the fair value information at December 31, 2018 and 2017 for contingent consideration liabilities and net investment hedge liability measured at fair value on a recurring basis in the respective balance sheet line items:

		Fair Value Measurements Using

Financial statement line item	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value

December 31, 2018
Other current liabilities- contingent consideration	$5.1	$—	$—	$5.1	$5.1
Other noncurrent liabilities- contingent consideration	69.0	—	—	69.0	69.0
Other noncurrent liabilities- cross currency interest rate contracts designated as net investment hedges	7.4	—	7.4	—	7.4
December 31, 2017
Other current liabilities- contingent consideration	1.3	—	—	1.3	1.3
Other noncurrent liabilities- contingent consideration	45.2	—	—	45.2	45.2

          We determine our Level 1 and Level 2 fair value measurements based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analysis. Level 3 fair value measurements for other investment securities are determined using unobservable inputs, including the investments' cost adjusted for impairments and price changes from orderly transactions. The fair values of cost and equity method investments are not readily available.

          Contingent consideration liabilities relate to Galliprant for which the fair value was estimated using a discounted cash flow analysis and Level 3 inputs, including projections representative of a market participant view for the probability of achieving potential future payments to Aratana Therapeutics, Inc. and an estimated discount rate. The amount to be paid is dependent upon certain development, success-based regulatory, and sales-based milestones. In addition, the amount of royalties to be paid is calculated as a percentage of net sales dependent upon the timing and geography and will, therefore, vary directly with increases and decreases in net sales of Galliprant. There is no cap on the amount that may be paid pursuant to this arrangement. During 2018, as a result of an increase in the projected cash flows related to Galliprant, we increased the fair value of the contingent consideration liabilities by $37.6 million, offset by a $15.0 million sales-based milestone payment. The additional expense was recognized in other (income) expense, net.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 10. Financial Instruments and Fair Value (Continued)

          We have long term debt of $2.5 billion that is recorded at amortized cost in our consolidated and combined balance sheet as of December 31, 2018. We consider the carrying value of the long term debt to be representative of its fair value as of December 31, 2018. The fair value of this long term debt is estimated based on quoted market prices of similar liabilities and is classified as Level 2. As of December 31, 2017, long term debt was not material.

          In October 2018, we entered into a cross-currency fixed interest rate swap, 5-year, 750 million Swiss Franc (CHF), which is designated as a NIH against CHF denominated assets for which the fair value was estimated based on quoted market values of similar hedges and is classified as Level 2. The NIH is expected to generate approximately $25 million in cash and an offset to interest expense on an annual basis. During the year ended December 31, 2018, our interest expense was offset by $5.6 million as a result of the NIH. Over the life of the derivative, gains or losses due to spot rate fluctuations are recorded in cumulative translation adjustment. During the year ended December 31, 2018, we recorded a $5.9 million loss, net of tax, on the NIH, which is included in the change in the cumulative translation adjustment in other comprehensive income. There is a potential for significant 2023 settlement exposure as the U.S. dollar fluctuates against the Swiss Franc. The risk management objective is to manage foreign currency risk relating to net investments in certain CHF denominated assets. Changes in fair value of the derivative instruments are recognized in a component of Accumulated Other Comprehensive Loss to offset the changes in the values of the net investments being hedged.

Note 11. Goodwill and Intangibles

Goodwill

          Goodwill was $3.0 billion as of December 31, 2018 and 2017. Goodwill results from excess consideration in a business combination over the fair value of identifiable net assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually and when impairment indicators are present. Goodwill may be impaired if the carrying amount of a reporting unit exceeds the fair value of that reporting unit, calculated as based on discounted cash flows. The implied fair value of goodwill is then determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting unit. An impairment charge would be recorded for the excess, if any, of carrying amount of goodwill over the implied fair value. The estimated fair value is based on a number of assumptions, including current market capitalization as corroboration of fair value. See Note 6 for further discussion of goodwill resulting from recent business combinations. The remaining change in goodwill is primarily the result of foreign exchange translation adjustments.

          No impairments occurred with respect to the carrying value of goodwill for the years ended December 31, 2018, 2017 and 2016.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 11. Goodwill and Intangibles (Continued)

Other Intangibles

          The components of intangible assets other than goodwill at December 31 were as follows:

	2018			2017

Description	Carrying Amount, Gross	Accumulated Amortization	Carrying Amount, Net	Carrying Amount, Gross	Accumulated Amortization	Carrying Amount, Net

Finite-lived intangible assets:
Marketed products	$3,193.5	$(779.2)	$2,414.3	$3,151.2	$(599.8)	$2,551.4
Other	53.1	(34.0)	19.1	54.1	(29.9)	24.2

Total finite-lived intangible assets	3,246.6	(813.2)	2,433.4	3,205.3	(629.7)	2,575.6
Indefinite-lived intangible assets:
Acquired in-process research and development	19.6	—	19.6	97.2	—	97.2

Other intangibles	$3,266.2	$(813.2)	$2,453.0	$3,302.5	$(629.7)	$2,672.8

          Marketed products consist of the amortized cost of the rights to assets acquired in business combinations and approved for marketing in a significant global jurisdiction. For transactions other than a business combination, we capitalize milestone payments incurred at or after the product has obtained regulatory approval for marketing.

          Other finite-lived intangibles consist primarily of the amortized cost of licensed platform technologies that have alternative future uses in research and development, manufacturing technologies and customer relationships from business combinations. Acquired IPR&D consists of the related costs capitalized, adjusted for subsequent impairments, if any. The costs of acquired IPR&D projects acquired directly in a transaction other than a business combination are capitalized if the projects have an alternative future use; otherwise, they are expensed immediately. The fair values of acquired IPR&D projects acquired in business combinations are capitalized as other intangible assets.

          Several methods may be used to determine the estimated fair value of other intangibles acquired in a business combination. We utilize the "income method" for other intangibles. This method is a Level 3 fair value measurement and applies a probability weighting that considers the risk of development and commercialization to the estimated future net cash flows that are derived from projected revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each group of assets independently. The acquired IPR&D assets are treated as indefinite-lived intangible assets until completion or

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 11. Goodwill and Intangibles (Continued)

abandonment of the projects, at which time the assets are tested for impairment and amortized over the remaining useful life or written off, as appropriate.

          See Note 6 for further discussion of intangible assets acquired in recent business combinations.

          Other indefinite-lived intangible assets are reviewed for impairment at least annually and when impairment indicators are present. The fair value of the indefinite lived intangible assets (acquired IPR&D) is estimated using the same assumptions as used for goodwill and by applying a probability weighting that reflects the risk of development and commercialization to the estimated future net cash flows that are derived from projected revenues and estimated costs. Finite-lived intangible assets are reviewed for impairment when an indicator of impairment is present. We compare the carrying amounts of the assets with the estimated undiscounted future cash flows. In the event the carrying amount exceeds the undiscounted cash flows, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds the estimated fair value, which is determined based on discounted future cash flows.

          During 2018, we recorded impairment charges of $22.5 million (comprised of $9.5 million impairment of finite-lived intangible assets and $13.0 million impairment of indefinite-lived intangible assets) which are included in asset impairment, restructuring and other special charges on the combined statements of operations. The impairment of finite-lived intangible assets primarily related to competitive pressures for a certain marketed product resulting in a reduction of projected cash flows. The impairment of indefinite-lived intangible assets primarily related to revised projections of fair value due to competitive pressures and to a lesser extent product rationalization. The increase in the carrying amount of finite intangibles is primarily due to the receipt of full commercialization rights outside the U.S. for Galliprant. During 2017, we had impairment charges of $94.5 million (comprised of $56.5 million impairment of finite-lived intangible assets and $38.0 million impairment of indefinite-lived intangible assets) which are included in asset impairment, restructuring and other special charges on the combined statements of operations. The impairment of finite-lived intangible assets primarily related to competitive pressures for a certain marketed product resulting in a reduction of projected cash flows. The impairment of indefinite-lived intangible assets primarily related to revised projections of fair value due to competitive pressures and to a lesser extent product rationalization. During 2016, we recorded impairment charges of $14.0 million primarily related to indefinite-lived intangible assets charged to asset impairment, restructuring and other special charges on the combined statements of operations. The impairments in 2016 were related to product rationalization.

          Intangible assets with finite lives are capitalized and are amortized over their estimated useful lives, ranging from 3 to 20 years. As of December 31, 2018, the remaining weighted-average amortization period for finite-lived intangible assets is approximately 14 years.

          The estimated amortization expense for each of the next five years associated with our finite-lived intangible assets as of December 31, 2018 is as follows:

	2019	2020	2021	2022	2023

Estimated amortization expense	$197.9	$198.3	$198.0	$196.0	$195.8

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 12. Property and Equipment

          Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (12 to 50 years for buildings and 3 to 25 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value utilizing a discounted cash flow analysis, and the cost basis is adjusted.

          At December 31, property and equipment consisted of the following:

	2018	2017

Land	$27.6	$25.1
Buildings	567.2	557.7
Equipment	1,025.1	994.5
Construction in progress	181.1	177.1

	1,801	1,754.4
Less accumulated depreciation	(878.6)	(834.1)

Property and equipment, net	$922.4	$920.3

          Depreciation expense related to property and equipment and rental expense for all leases was as follows:

	2018	2017	2016

Depreciation expense	$81.3	$79.8	$75.7
Rental expense	47.5	47.1	41.8

          The future minimum rental commitments under non-cancelable operating leases are as follows:

	2019	2020	2021	2022	2023	After 2023

Lease commitments	$25.2	$20.1	$13.5	$10.0	$8.3	$18.5

Note 13. Stock-Based Compensation

Lilly Stock Compensation Plans

          For periods prior to IPO, we benefited from Lilly's stock-based compensation program. Lilly maintains various stock-based compensation programs for the benefit of its officers, directors and certain employees including employees of the Company. As we receive the employee services in consideration for the participation of the Company's employees in these plans, stock-based

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 13. Stock-Based Compensation (Continued)

compensation expense for the awards granted to our employees has been reflected in the consolidated and combined statements of operations.

          Lilly's stock-based compensation granted to our employees consists of performance awards (PAs), shareholder value awards (SVAs) and RSUs. The stock-based compensation expense has been derived from the equity awards granted by Lilly to our employees. The compensation expense is based on the fair value of stock-based awards which is recognized as compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. The awards are settled by Lilly.

          For the periods prior to IPO, as the stock-based compensation plans were Lilly's plans and the awards were settled by Lilly, the offset to the expense was recognized through net parent company investment on the combined balance sheet.

          Stock-based compensation expense related to our employees for years ended December 31, 2018, 2017 and 2016 was $26.0 million, $25.0 million and $20.4 million, respectively.

          Following IPO and until the completion of the exchange offer, the equity awards previously granted to our employees by Lilly will continue to vest, and service with Elanco counts toward the Lilly award's vesting provisions. Upon completion of the exchange offer, we expect that our employees' unvested Lilly RSUs, PAs, and SVAs will be forfeited and replaced with Elanco RSUs valued at the exchange rate with the same service vesting period as the forfeited Lilly awards.

Performance Award Program

          PAs have been granted to certain of our officers and management and are settled in shares of Lilly's common stock. The number of PA shares actually issued, if any, varies depending on the achievement of certain pre-established earnings-per-share targets over a two-year period. PA shares are accounted for at fair value based upon the closing stock price on the date of grant and fully vest at the end of the measurement period. The fair values of PAs granted for the years ended December 31, 2018, 2017 and 2016 were $71.63, $73.54, and $72.00, respectively. The number of PA shares that will vest for the PA program is dependent upon Lilly's earnings achieved during the vesting period. Pursuant to this program, approximately 39,771 shares, 69,144 shares and 20,329 shares were issued by Lilly to our employees during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, the total remaining unrecognized compensation cost related to nonvested PAs was $5.8 million, which will be amortized over the weighted-average remaining requisite service period of 12 months.

Shareholder Value Award Program

          SVAs have been granted to certain of our officers and management and are settled in shares of Lilly's common stock. The number of shares actually issued, if any, varies depending on Lilly's stock price at the end of the three-year vesting period compared to pre-established target stock prices. We measure the fair value of the SVA unit on the grant date using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model are based on implied volatilities from traded options on Lilly's stock,

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 13. Stock-Based Compensation (Continued)

historical volatility of Lilly's stock price and other factors. Similarly, the dividend yield is based on historical experience and Lilly's estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair values of the SVA units granted during the years ended December 31, 2018, 2017 and 2016 were $49.38, $66.25 and $48.68, respectively, determined using the following assumptions:

(Percents)	2018	2017	2016

Expected dividend yield	2.50%	2.50%	2.00%
Risk-free interest rate	2.31	1.38	0.92
Volatility	22.26	22.91	21.68

          Pursuant to this program, Lilly issued approximately 30,195 shares, 35,063 shares and 36,071 shares to our employees during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, the total remaining unrecognized compensation cost related to nonvested SVAs was $3.5 million, which will be amortized over the weighted-average remaining requisite service period of 20 months.

Restricted Stock Units

          RSUs have been granted to certain of our employees and are payable in shares of Lilly's common stock. RSU shares are accounted for at fair value based upon Lilly's closing stock price on the date of grant. The corresponding expense is amortized over the vesting period, typically three years. The fair values of RSU awards granted during the years ended December 31, 2018, 2017 and 2016 were $70.95, $72.47 and $71.46, respectively. The number of shares ultimately issued by Lilly for the RSU program remains constant with the exception of forfeitures. Pursuant to this program, 82,025 shares, 57,224 shares and 26,468 shares were settled by Lilly with its RSUs to our employees during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, the total remaining unrecognized compensation cost related to nonvested RSUs was $12.5 million which will be amortized over the weighted-average remaining requisite service period of 20 months.

Elanco Stock Compensation Plans

          In connection with IPO, we adopted our own stock based compensation plans, including RSUs and stock options. Our stock-based compensation expense and the related tax under these plans for the year ended December 31, 2018 was $1.8 million and $0.4 million.

Restricted Stock Units

          RSUs are granted to certain employees and are settled in shares of our common stock. RSU shares are accounted for at fair value based upon the closing stock price on the date of the grant. The corresponding expense is amortized over the vesting period, typically three years. The fair value of the RSU awards granted during the year ended December 31, 2018 was $31.09. The number of shares ultimately issued for the RSU program remains constant with the exception of forfeitures. Pursuant to this program, 158,007 shares were granted and 18,991 shares were issued

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 13. Stock-Based Compensation (Continued)

during the year ended December 31, 2018. As of December 31, 2018, the total remaining unrecognized compensation cost related to nonvested RSUs was $3.9 million, which will amortize over the weighted-average remaining requisite service period of 33 months.

Stock Option Program

          Stock options represent the right to purchase shares of our common stock within a specified period of time at a specified price. The exercise price for a stock option will be not less than 100% of the fair market value of the common stock on the date of the grant.

          Stock options are accounted for using a fair-value based method at the date of the grant in the consolidated statement of operations. The values determined through this fair-value-based method generally are amortized on a straight-line basis over the vesting term.

          Stock options were granted in 2018 to our officers, management and board members at exercise prices equal to the fair market value of our stock at the date of the grant. Options fully vest 3 years from the grant date and have a term of 10 years.

          The fair-value-based method for valuing each Elanco stock option grant on the grant date uses the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values for the year ended December 31:

2018

Expected dividend yield(1)	0.70%
Risk-free interest rate(2)	3.07%
Expected stock price volatility(3)	28.25%
Expected term(4) (years)	6.5

(1)
Determined using the expected quarterly dividend divided by the available three-month average stock price as of the valuation date, annualized and continuously compounded.

(2)
Determined using the term-matched, zero-coupon risk-free rate from the Treasury Constant Maturity yield curve, continuously compounded

(3)
Determined using a leverage-adjusted historical volatility of peer companies

(4)
Determined using SEC safe harbor approach, based on a 3-year cliff vesting schedule and 10-year contractual term.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 13. Stock-Based Compensation (Continued)

          Stock option activity during the year ended December 31, 2018 is summarized below:

	Shares of Common Stock Attributable to Options	Weighted-Average Exercise Price of Options

Outstanding at January 1, 2018	—	$—
Granted	421,297	31.61
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2018	421,297	31.61
Exercisable at December 31, 2018	58,766	31.61

          As of December 31, 2018, the weighted-average remaining contractual term of the exercisable options was 9.8 years and the aggregate intrinsic value was $0.08.

Note 14. Income Taxes

          During the periods presented in the consolidated and combined financial statements, Elanco was generally included in the tax grouping of other Lilly entities within the respective entity's tax jurisdiction; however, in certain jurisdictions, Elanco filed separate tax returns. The income tax (benefit)/expense included in these consolidated and combined financial statements has been calculated using the separate return basis, as if Elanco filed separate tax returns.

2017 Tax Act

          In December 2017, the President of the U.S. signed into law the Tax Cuts and Jobs Act (2017 Tax Act). The 2017 Tax Act includes significant changes to the U.S. corporate income tax system, such as the reduction in the corporate income tax rate from 35 percent to 21 percent, transition to a territorial tax system, changes to business related exclusions, deductions and credits, and modifications to international tax provisions, including a one-time repatriation transition tax (also known as the 'Toll Tax') on unremitted foreign earnings.

          GAAP requires that the income tax accounting effects from a change in tax laws or tax rates be recognized in continuing operations in the reporting period that includes the enactment date of the change. These effects include, among other things, re-measuring deferred tax assets and liabilities, evaluating deferred tax assets for valuation allowances and assessing the impact of the Toll Tax and certain other provisions of the 2017 Tax Act. Our accounting for the tax effects of the enactment of the 2017 Tax Act was not complete as of December 31, 2017; however, in certain cases, we made a reasonable estimate. In other cases, we were unable to make a reasonable estimate and continued to account for those items based on our existing accounting model under ASC 740, Income Taxes and the provisions of the tax laws that were in effect immediately prior to enactment. For the items for which we were able to make a reasonable estimate, we recorded a provisional tax benefit of $33.1 million in 2017 related to the impacts of the 2017 Tax Act.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 14. Income Taxes (Continued)

          We finalized our accounting for the tax effects of the 2017 Tax Act during 2018. No material adjustments to income tax expense (benefit) were recorded. We expect that further guidance will continue to be issued in 2019 which may impact our interpretations of the 2017 Tax Act and could materially affect the estimates used. The 2017 Tax Act also includes a new U.S. minimum tax, global intangible low-taxed income (GILTI), on the earnings of our foreign subsidiaries. We have elected to account for the tax related to GILTI as a period cost in the year the tax is incurred.

          Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

          Following is the composition of income (loss) before income tax expense (benefit):

	2018	2017	2016

Federal	$12.2	$(133.2)	$(12.5)
Foreign	101.9	(99.4)	(9.9)

Income (loss) before income taxes	$114.1	$(232.6)	$(22.4)

          Following is the composition of income tax expense (benefit):

	2018	2017	2016

Current:
Federal	$45.1	$—	$—
Foreign	45.5	91.6	31.1
State	(2.3)	(0.1)	0.3

Total current tax expense	88.3	91.5	31.4

Deferred:
Federal	(56.8)	42.6	18.4
Foreign	(5.6)	(16.6)	(26.8)
State	1.7	(6.3)	2.5
2017 Tax Act	—	(33.1)	—

Total deferred tax benefit	(60.7)	(13.4)	(5.9)

Income taxes	$27.6	$78.1	$25.5

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 14. Income Taxes (Continued)

          Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2018	2017

Deferred tax assets:
Compensation and benefits	$32.2	$34.8
Accruals and reserves	47.8	12.0
Tax credit carryovers	1.9	19.2
Tax loss carryovers	21.7	144.9
Other	23.5	26.6

Total gross deferred tax assets	127.1	237.5
Valuation allowances	(21.4)	(127.7)

Total deferred tax assets	105.7	109.8

Deferred tax liabilities:
Intangibles	(130.8)	(165.2)
Property and equipment	(50.8)	(43.1)
Other	(2.7)	(7.4)

Total deferred tax liabilities	(184.3)	(215.7)
Deferred tax liabilities — net	$(78.6)	$(105.9)

          Deferred tax assets and liabilities reflect the impact of re-measurement resulting from the 2017 Tax Act.

          The deferred tax assets and related valuation allowance amounts for U.S. federal and state net operating losses and tax credits shown above have been reduced for differences between financial reporting and tax return filings.

          At December 31, 2018, we have tax credit carryovers of $6.5 million available to reduce future income taxes. The amount is comprised of foreign and state credits. Foreign credits total $4.1 million and if unused, will expire beginning in 2032. State tax credits of $2.4 million are fully reserved.

          At December 31, 2018, we had net operating loss carryovers and other carryovers for international and U.S. state income tax purposes of $156.2 million: $84.6 million will expire by 2023; $65.0 million will expire by 2025; and $1.6 million of the carryovers will never expire. Net operating losses and other carryovers for international and U.S. state income tax purposes are partially reserved. Deferred tax assets related to state net operating losses of $4.9 million are fully reserved.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 14. Income Taxes (Continued)

          The movements in the valuation allowance are as follows:

	2018	2017

January 1	$(127.7)	$(39.1)
Adjustment related to Separation	110.4	—

January 1	(17.3)	(39.1)
Increase	(5.8)	(97.4)
Release	1.7	8.8

December 31	$(21.4)	$(127.7)

          Prior to the IPO, we prepared the income tax amounts and balances based upon a separate return methodology, as if we were separate taxpayers from Lilly. As a result, certain tax credit and net operating loss carryovers are not available for use in future periods as they were used in Lilly consolidated or combined tax return filings. Accordingly, as a result of the Separation, the tax credit and net operating loss carryovers and related valuation allowance have been adjusted to reflect the balance after Separation. These adjustments had no impact on income tax expense in the consolidated and combined financial statements. The separation entries related to the valuation allowance were offset by $133.7 million, prior to tax effect, of separation entries related to the removal of the net operating losses.

          The 2017 Tax Act introduced international tax provisions that significantly change the U.S. taxation of foreign earnings. At December 31, 2018, no U.S. taxes or foreign withholding taxes have been accrued with respect to the $464.5 million in unremitted earnings of our foreign subsidiaries as they are considered indefinitely reinvested for continued use in our foreign operations. It is not practicable to determine the unrecognized deferred tax liability related to these earnings.

          Cash payments of income taxes were as follows:

	2018	2017	2016

Cash payments of income taxes	$26.9	$35.7	$53.6

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 14. Income Taxes (Continued)

          The following is a reconciliation of the income tax expense (benefit) applying the U.S. federal statutory rate to income before income taxes to reported income tax expense:

	2018	2017	2016

Income tax at the U.S. federal statutory tax rate	$24.0	$(81.4)	$(7.8)
Add (deduct):
International operations and change in foreign tax rates	11.5	55.6	8.4
State taxes	4.4	5.4	2.8
Income tax credits	(17.3)	(1.8)	(1.7)
Foreign inclusion items	9.0	4.2	2.4
IPO and separation costs	2.3	—	—
Other permanent adjustments	0.9	1.6	0.2
Change in uncertain tax positions	(1.7)	6.2	5.2
Change in valuation allowance	(1.7)	122.2	18.1
2017 Tax Act	—	(33.1)	—
Other	(3.8)	(0.8)	(2.1)

Income taxes	$27.6	$78.1	$25.5

          A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2018	2017	2016

Beginning balance at January 1	$29.6	$25.7	$25.5
Adjustments related to Separation	(17.6)	—	—

Beginning balance at January 1	12.0	25.7	25.5
Additions based on tax positions related to the current year	2.2	7.9	7.4
Additions for tax positions of prior years	4.0	—	—
Settlements	(3.0)	(4.0)	(7.1)
Changes related to the impact of foreign currency translation	(0.5)	—	(0.1)

Ending balance at December 31	$14.7	$29.6	$25.7

          The total amount of unrecognized tax benefits that, if recognized, would affect tax expense by $12.8 million and $29.6 million at December 31, 2018 and 2017, respectively. There are $1.9 million of 2018 unrecognized tax benefits which related to temporary differences which would not, if recognized, impact the effective tax rate. Adjustments related to the Separation represent unrecognized tax benefits assumed by Lilly in the Separation and have no impact on income tax expense in the consolidated and combined financial statements.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 14. Income Taxes (Continued)

          We file income tax returns in the U.S. federal jurisdiction and various state, local and non-U.S. jurisdictions. Certain of these income tax returns are filed on a consolidated or combined basis with Eli Lilly and Company and/or its subsidiaries.

          We are included in Lilly's U.S. tax examinations by the Internal Revenue Service. Pursuant to the Tax Matters Agreement we executed with Lilly in connection with the IPO, the liabilities or potential refunds attributable to pre-IPO periods in which Elanco was included in a Lilly consolidated or combined tax return remain with Lilly. Consequently, although a U.S. examination of tax years 2013-2015 is currently in progress, the resulting adjustments, if any, will not require any cash tax payments by Elanco. We are not otherwise subject to U.S. federal, state and local, or non-U.S. income tax examinations in most major taxing jurisdictions for years before 2013.

          We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense (benefit). We recognized income tax expense (benefit) related to interest and penalties as follows:

	2018	2017	2016

Income tax expense (benefit)	$(2.5)	$2.5	$5.5

          At December 31, 2018 and 2017, our accruals for the payment of interest and penalties totaled $13.3 million and $15.7 million, respectively.

Note 15. Contingencies

          We are party to various legal actions in the normal course of business. In determining whether a pending matter is significant for financial reporting and disclosure purposes, we consider both quantitative and qualitative factors in order to assess materiality. We accrue for certain liability claims to the extent we can formulate a reasonable estimate of their costs and there is a reasonable probability of incurring significant costs or expenses. At December 31, 2018 and December 31, 2017, we had no liabilities established related to litigation as there were no significant claims which were probable and estimable. We have not historically had any significant litigation expense and are not currently subject to a significant claim.

Note 16. Geographic Information

          We operate as a single operating segment engaged in the development, manufacturing, marketing and sales of animal health products worldwide for both food animals and companion animals. Consistent with our operational structure, our President and Chief Executive Officer (CEO), as the chief operating decision maker, makes resource allocation and business process decisions globally across our consolidated business. Strategic decisions are managed globally with global functional leaders responsible for determining significant costs/investments and with regional leaders responsible for overseeing the execution of the global strategy. Our global research and development organization is responsible for development of new products. Our manufacturing organization is responsible for the manufacturing and supply of products and for the optimization of our supply chain. Regional leaders are responsible for the distribution and sale of our products and for local direct costs. The business is also supported by global corporate staff functions. Managing

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 16. Geographic Information (Continued)

and allocating resources at the global corporate level enables our CEO to assess the overall level of resources available and how to best deploy these resources across functions, product types, regional commercial organizations and research and development projects in line with our overarching long-term corporate-wide strategic goals, rather than on a product or geographic basis. Consistent with this decision-making process, our CEO uses consolidated, single-segment financial information for purposes of evaluating performance, allocating resources, setting incentive compensation targets, as well as forecasting future period financial results.

          Our products include Rumensin®, Optaflexx®, Denagard®, Tylan®, Maxiban® and other products for livestock and poultry, as well as Trifexis®, Interceptor®, Comfortis® and other products for companion animals. Our results for the year ended December 31, 2017 includes the results of operations from BIVIVP, which was acquired on January 3, 2017 (Note 6).

          We have a single customer that accounted for 11.9%, 12.9% and 11.7% of revenue for the years ended December 31, 2018, 2017 and 2016, respectively, and that represented accounts receivable of $96.4 million and $88.0 million as of December 31, 2018 and 2017, respectively.

          We are exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

          Selected geographic area information was as follows:

	2018	2017	2016

Geographic Information
Revenue — to unaffiliated customers(1):
United States	$1,483.2	$1,373.0	$1,361.6
International	1,583.6	1,516.0	1,551.9

Revenue	$3,066.8	$2,889.0	$2,913.5

Long-lived assets(2):
United States	$602.6	$604.7	$463.8
United Kingdom	187.5	204.4	190.6
Other foreign countries	195.8	190.2	173.0

Long-lived assets	$985.9	$999.3	$827.4

(1)
Revenue is attributed to the countries based on the location of the customer.

(2)
Long-lived assets consist of property and equipment, net, and certain noncurrent assets.

Note 17. Retirement Benefits

Shared Lilly Plans

          Our employees participated in defined benefit pension and other postretirement plans sponsored by Lilly, which include participants of Lilly's other business. Such plans are accounted

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 17. Retirement Benefits (Continued)

for as multiemployer plans in these combined financial statements and as a result, no asset or liability was recorded by the Company to recognize the funded status of these plans.

          We recorded expense of $4.0 million, $73.7 million and $11.3 million for the years ended December 31, 2018, 2017 and 2016, respectively, relating to our employees' participation in Lilly sponsored plans. The expense included $67.0 million related to a curtailment loss and special termination benefits for early retirement incentives offered by Lilly to our employees as part of a voluntary early retirement program for the U.S. plan and which has been recorded in asset impairment, restructuring and other special charges. No contributions have been recognized in the combined financial statements as we are not required to make contributions to these plans.

Pension Plans

          There are also certain defined benefit pension plans that our employees participate in that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees were legally required to transfer to Elanco at the time of our separation from Lilly. The plans in Switzerland represent approximately 84 percent of our global benefit obligation. We use a measurement date of December 31 to develop the change in benefit obligation, change in plan

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 17. Retirement Benefits (Continued)

assets, funded status and amounts recognized in the combined balance sheets at December 31 for our defined benefit pension plans, which were as follows:

	2018	2017

Change in benefit obligation:
Benefit obligation at beginning of year	$258.6	$225.0
Service cost	11.3	10.5
Interest cost	2.5	1.8
Actuarial (gain) loss	(44.7)	24.4
Benefits paid	(2.7)	(18.5)
Foreign currency exchange rate changes and other adjustments	9.8	15.4

Benefit obligation at end of year	234.8	258.6

Change in plan assets:
Fair value of plan assets at beginning of year	131.5	123.7
Actual return on plan assets	(10.2)	13.3
Employer contribution	5.7	3.9
Benefits paid	(2.7)	(18.5)
Foreign currency exchange rate changes and other adjustments	7.3	9.1

Fair value of plan assets at end of year	131.6	131.5

Funded status	(103.2)	(127.1)
Unrecognized net actuarial loss	0.5	29.1
Unrecognized prior service cost	0.8	0.7

Net amount recognized	$(101.9)	$(97.3)

Amounts recognized in the combined balance sheet consisted of:
Noncurrent assets	$2.3	$2.4
Other current liabilities	(0.3)	(0.3)
Accrued retirement benefits	(105.2)	(129.2)
Accumulated other comprehensive loss before income taxes	1.3	29.8

Net amount recognized	$(101.9)	$(97.3)

          The unrecognized net actuarial loss and unrecognized prior service cost for these pension plans have not yet been recognized in net periodic pension costs and are included in accumulated other comprehensive loss at December 31, 2018.

          During 2019, we expect the following components of accumulated other comprehensive loss to be recognized as components of net periodic benefit cost:

Unrecognized net actuarial loss	$0.5
Unrecognized prior service cost	0.8

Total	$1.3

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 17. Retirement Benefits (Continued)

          We do not expect any plan assets to be returned to us in 2019.

          The following represents our weighted-average assumptions related to these pension plans as of December 31:

(Percents)	2018	2017	2016

Discount rate for benefit obligation	1.5%	1.1%	1.0%
Discount rate for net benefit costs	1.1	1.0	1.0
Rate of compensation increase for benefit obligation	2.2	2.1	3.1
Rate of compensation increase for net benefit costs	2.1	3.1	3.0
Expected return on plan assets for net benefit costs	4.0	4.4	4.9

          We annually evaluate the expected return on the plan assets in these pension plans. In evaluating the expected rate of return, we consider many factors, with a primary analysis of current and projected market conditions; asset returns and asset allocations; and the views of leading financial advisers and economists. We may also review our historical assumptions compared with actual results, as well as the assumptions and trend rates utilized by similar plans, where applicable.

          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2019	2020	2021	2022	2023	2024-2028

Benefit payments	$5.8	$6.4	$7.1	$6.1	$6.3	$35.9

          Amounts relating to these pension plans with projected benefit obligations in excess of plan assets were as follows at December 31:

	2018	2017

Projected benefit obligation	$229.2	$251.6
Fair value of plan assets	124.1	121.8

          Amounts relating to these defined benefit pension plans with accumulated benefit obligations in excess of plan assets were as follows at December 31:

	2018	2017

Accumulated benefit obligation	$194.3	$223.1
Fair value of plan assets	124.1	121.8

          The total accumulated benefit obligation for these defined benefit pension plans was $199.9 million and $230.3 million at December 31, 2018 and 2017, respectively.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 17. Retirement Benefits (Continued)

          Net pension expense related to these plans included the following components:

	2018	2017	2016

Service cost	$11.3	$10.5	$9.3
Interest cost	2.5	1.8	1.8
Expected return on plan assets	(6.2)	(2.4)	(3.4)
Amortization of prior service cost	0.2	0.1	0.1
Amortization of net actuarial loss	1.9	1.4	1.0
Other	0.5	—	—

Net pension expense	$10.2	$11.4	$8.8

          The following represents the amounts recognized for these plans in other comprehensive loss:

	2018	2017	2016

Actuarial gain (loss) arising during period	$28.3	$(17.0)	$(6.1)
Amortization of prior service cost included in net loss	0.2	0.1	0.1
Amortization of net actuarial loss included in net loss	1.9	1.4	1.0
Foreign currency exchange rate changes and other	(1.9)	3.5	3.0

Total other comprehensive income (loss) during period	$28.5	$(12.0)	$(2.0)

Benefit Plan Investments

          Our benefit plan investment policies are set with specific consideration of return and risk requirements in relationship to the respective liabilities. Our plan assets in our Switzerland pension plans represent approximately 87 percent of our plan assets for these pension plans. Given the long-term nature of our liabilities, these plans have the flexibility to manage an above-average degree of risk in the asset portfolios. At the investment-policy level, there are no specifically prohibited investments. However, within individual investment manager mandates, restrictions and limitations are contractually set to align with our investment objectives, ensure risk control and limit concentrations.

          We manage our portfolio to minimize concentration of risk by allocating funds within asset categories. In addition, within a category we use different managers with various management objectives to eliminate any significant concentration of risk.

          The investment strategy is to diversify in four major categories with a designated percentage invested in each including 24% fixed income securities, 48% equity securities, a share of 11% in Real Estate Switzerland and 17% in other alternative investments (senior loans, hedge funds and insurance-linked securities). Each category is diversified and comprised of the following:

  •
  Fixed-income securities — Swiss Bonds, Global Aggregates, Global Aggregate Corporates and Emerging Markets Local Currencies.

  •
  Equity investments — Swiss Equities, World Equities MSCI, Low Volatility Equities (to reduce risk), Emerging Markets Equities and real estate investment trusts.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 17. Retirement Benefits (Continued)

  •
  Real Estate in Switzerland — investment foundations and funds

  •
  Other investments — represents primarily private equity like investments, hedge funds, insurance-linked securities, cash and mark-to-market derivatives.

          We determine the fair value of the investments based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analysis for all investments except hedge funds, private equity-like investments and real estate.

          We determine the fair value of investments using the value reported by the partnership, adjusted for known cash flows and significant events through our reporting date. Values provided by the partnerships are primarily based on analysis of and judgments about the underlying investments. Inputs to these valuations include underlying NAVs, discounted cash flow valuations, comparable market valuations, and may also include adjustments for currency, credit, liquidity and other risks as applicable. The vast majority of these private partnerships provide us with annual financial statements including their compliance with fair valuation procedures consistent with applicable accounting standards.

          We determine the fair value of real estate investments based on the NAV provided by the fund manager. These NAVs are developed with inputs including discounted cash flow, independent appraisal and market comparable analyses.

          The fair values of these pension plan assets as of December 31, 2018 by asset category are as follows:

		Fair Value Measurements Using

Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Valued at Net Asset Value(1)

Public equity securities	$2.2	$1.0	$—	$—	$1.2
Fixed income:
Developed markets	29.9	7.8	0.1	—	22.0
Emerging markets	6.4	0.7	0.4	—	5.3
Private alternative investments:	—
Hedge funds	6.6	—	—	—	6.6
Equity-like funds	49.0	—	—	—	49.0
Real estate	20.1	0.1	—	—	20.0
Other	17.4	0.3	2.3	—	14.8

Total	$131.6	$9.9	$2.8	$—	$118.9

(1)
Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 17. Retirement Benefits (Continued)

          No material transfers between Level 1, Level 2, or Level 3 occurred during the year ended December 31, 2018. The activity in the Level 3 investments during the year ended December 31, 2018 was not material.

          The fair values of these pension plan assets as of December 31, 2017 by asset category are as follows:

		Fair Value Measurements Using

Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Valued at Net Asset Value(1)

Public equity securities	$0.8	$0.6	$—	$—	$0.2
Fixed income:
Developed markets	29.9	8.2	0.1	—	21.6
Emerging markets	7.2	0.6	0.3	—	6.3
Private alternative investments:
Hedge funds	6.8	—	—	—	6.8
Equity-like funds	52.7	—	—	—	52.7
Real estate	20.2	—	—	—	20.2
Other	13.9	0.1	0.1		13.7

Total	$131.5	$9.5	$0.5	$—	$121.5

(1)
Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

          No material transfers between Level 1, Level 2, or Level 3 occurred during the year ended December 31, 2017. The activity in the Level 3 investments during the year ended December 31, 2017 was not material.

          No contributions to these pension plans are expected in 2019.

Retiree Health Benefit Plan

          There are two retiree health benefit plan where the plan liabilities that relate to our employees were legally required to transfer to Elanco at the time of separation from Lilly. The accrued retirement benefits for these plans were $3.9 million and $9.8 million as of December 31, 2018 and 2017, respectively.

Defined Contribution Plans

          Lilly has defined contribution savings plans that include certain of our employees worldwide. The purpose of these plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plans are based on our employee contributions and the level of our match. Expenses related to our employees under the plans totaled $20.9 million, $22.1 million and $19.6 million for the years ended December 31, 2018, 2017, and 2016, respectively.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 18. Earnings Per Share

          As discussed in Note 1, Elanco Parent was formed for the purpose of facilitating the IPO. Lilly held all shares of Elanco Parent from the time of formation until the IPO.

          Prior to IPO, there were an aggregate of 293,290,000 shares of our common stock held by Lilly (which represents the 100 shares held by Lilly prior to giving effect to the 2,932,900-for-1 stock split that occurred on September 19, 2018). In connection with the completion of the IPO, an additional 72,335,000 shares of our common stock were issued.

          Earnings per share was calculated based on the weighted average shares outstanding during each period based on the assumption that the shares held by Lilly were outstanding for all periods prior to IPO.

Note 19. Related Party Agreements and Transactions

Transactions with Lilly Subsequent to Separation and Related to the Separation

          As described in Note 1, in connection with the Separation, Lilly transferred to us substantially all of its animal health businesses in exchange for approximately $4.2 billion. This is reflected as consideration to Lilly in our consolidated and combined statement of equity. The terms of our separation are covered by a master services agreement entered with Lilly (MSA). Under the terms of the MSA, through a series of transactions, Lilly transferred to us the businesses that will continue as part of Elanco.

          For a certain portion of our operations, the legal transfer of our net assets did not occur prior to the Separation due to certain regulatory requirements in each of these countries. Under the MSA entered into with Lilly, we are responsible for the business activities conducted by Lilly on our behalf and are subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in our consolidated and combined financial statements. The total net assets associated with these jurisdictions are $95.6 million and the annual profits are insignificant. As of December 31, 2018, we have $202.7 million of restricted cash on our consolidated and combined balance sheet along with an offsetting Payable to Lilly, which reflects the cash that will be used to fund the purchase of the local country assets from Lilly.

          At the time of the IPO, we entered into a number of agreements related to ongoing activities between Elanco and Lilly including the following:

  •
  Transitional Services Agreement. Historically, Lilly has provided us significant shared services and resources related to corporate functions such as executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations, which we refer to collectively as the "Lilly Services." Under the terms of the TSA, we will be able to use Lilly Services for a fixed term established on a service-by-service basis. We will pay Lilly mutually agreed-upon fees for the Lilly Services provided under the TSA, which will be based on Lilly's cost (including third-party costs) of providing the Lilly Services through March 31, 2021, and subject to a mark-up of 7% thereafter, with additional inflation-based escalation beginning January 1, 2020. The fees under the TSA become payable for all periods beginning after October 1, 2018.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 19. Related Party Agreements and Transactions (Continued)

  •
  Intellectual Property and Technology License Agreement. We entered into an intellectual property and technology license agreement with Lilly immediately prior to the completion of the IPO. Under the intellectual property and technology license agreement, Lilly granted Elanco an exclusive, perpetual license to exploit products in the animal health field that utilize or use certain of Lilly's intellectual property (excluding trademarks). In addition, Lilly granted Elanco non-exclusive, non-sublicensable license to screen certain compounds in Lilly's compound libraries to exploit products in the animal use certain of Lilly's intellectual property. This screening license has an initial term of two years, subject to three one-year extensions, each of which requires Lilly's consent.

          We also entered into a tax matters agreement (TMA), an employee matters agreement, a toll manufacturing and supply agreement and a registration rights agreement with Lilly in connection with the Separation.

          Our consolidated and combined financial statement of operations includes revenue of $7.0 million related to a toll manufacturing arrangement and $28 million related to TSA charges.

          At December 31, 2018, we have a payable to Lilly of $66.0 million reflected in Payable to Lilly on our consolidated and combined balance sheet related to ongoing transactions with Lilly including those transactions described above and the reimbursement of certain costs Lilly incurred on our behalf during the period.

Transactions with Lilly Prior to Separation

          Prior to IPO, we did not operate as a standalone business and had various relationships with Lilly whereby Lilly provided services to us. The impact on our historical combined financial statements includes the following:

Transfers to/from Lilly, net

          As discussed in the basis of presentation, net parent company investment is primarily impacted by contributions from Lilly, which are the result of treasury activity and net funding provided by or distributed to Lilly. For the years ended December 31, 2018, 2017 and 2016, the net transfers (to)/from Lilly were $(226.3) million, $873.3 million and ($129.2) million, respectively. The most significant activity impacting the 2017 transfer was the financing by Lilly of our acquisition in the amount of $882.1 million for Boehringer Ingelheim Vetmedica, Inc.'s United States feline, canine, and rabies vaccine portfolio and other related assets in 2017. Other activities that impacted the net transfers (to)/from Lilly include corporate overhead and other allocations, income taxes, retirement benefits, and centralized cash management.

Corporate Overhead and Other Allocations

          Lilly provides us certain services, including executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. We provide Lilly certain services related to manufacturing support. Our financial statements reflect an allocation of these costs prior to IPO. When specific identification is not practicable, the remainder have been allocated primarily on a proportional cost method on a basis of revenue or headcount.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 19. Related Party Agreements and Transactions (Continued)

          The allocations of services from Lilly, prior to IPO, to us were reflected as follows in the combined statements of operations:

	2018(1)	2017	2016

Cost of sales	$21.8	$31.8	$32.5
Research and development	2.2	2.8	2.3
Marketing, selling and administrative	81.2	117.1	110.5

Total	$105.2	$151.7	$145.3

(1)
Through September 30, 2018

          We provide Lilly certain services related to manufacturing support. Allocations of manufacturing support from us to Lilly $3.7 million, $6.2 million and $5.5 million for the for the years ended December 31, 2018, 2017 and 2016, respectively, reduced the cost of sales in the consolidated and combined statements of operations.

          The financial information herein may not necessarily reflect our consolidated financial position, results of operations and cash flows in the future or what they would have been if we had been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses are reasonable.

Stock-based Compensation

          As discussed in Note 13, our employees participate in Lilly stock-based compensation plans, the costs of which have been allocated to us and recorded in cost of sales, research and development, and marketing, selling and administrative expenses in the consolidated and combined statements of operations. The costs of such plans related to our employees were $26.0 million, $25.0 million and $20.4 million for the year ended December 31, 2018, 2017 and 2016, respectively.

Retirement Benefits

          As discussed in Note 17, our employees participate in defined benefit pension and other post retirement plans sponsored by Lilly, the costs and benefits of which have been recorded in the consolidated and combined statement of operations in cost of sales, research and development, and marketing, selling and administrative expenses. the costs/(benefits) of such plans related to the Company's employees were $(6.3) million, $73.7 million and $11.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Centralized Cash Management

          Lilly uses a centralized approach to cash management and financing of operations. Until Separation, the majority of our business was party to Lilly's cash pooling arrangements to maximize Lilly's availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept regularly from our accounts prior to IPO. Cash transfers

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 19. Related Party Agreements and Transactions (Continued)

to and from Lilly's cash concentration accounts and the resulting balances at the end of each reporting period were reflected in net parent company investment in the combined balance sheets.

Debt

          Prior to IPO, Lilly's third-party debt and the related interest expense were not allocated to us for any of the periods presented in the combined statement of operations and balance sheets as we were not the legal obligor of the debt and Lilly borrowings were not directly attributable to our business.

Other Related Party Transactions

          We sell certain products to and receive certain goods and services from a customer/vendor, whose chairman and Chief Executive Officer is a member of Lilly's Board of Directors. These product sales resulted in revenue of $23.5 million, $24.8 million and $14.3 million for the years ended December 31, 2018, 2017 and 2016, respectively. The product sales resulted in accounts receivable of $2.5 million and $2.0 million at December 31, 2018 and 2017, respectively. The purchase of goods and services resulted in cost of sales and operating expenses of $3.9 million, $5.9 million and $7.1 million for the years ended December 31, 2018, 2017 and 2016, respectively. The purchase of goods and services resulted in accounts payable of $0.7 million and $0.4 million at December 31, 2018 and 2017, respectively.

Elanco Animal Health Incorporated

Notes to Consolidated and Combined Financial Statements (Continued)

(Tables present dollars in millions, except per-share data)

Note 20. Selected Quarterly Data (unaudited)

2018	Fourth	Third	Second	First

Revenue	$799.3	$761.1	$770.2	$736.2
Cost of sales	412.5	369.8	431.5	360.0
Operating expenses(1)	246.2	237.9	252.5	245.2
Asset Impairment, restructuring, and other special charges	46.0	12.4	68.0	2.4
Interest expense, net of capitalized interest	21.0	8.6	—	—
Income (loss) before income taxes	(2.2)	78.8	(40.0)	77.5
Income taxes	(18.6)	18.6	22.8	4.8
Net income (loss)	16.4	60.2	(62.8)	72.7
Earnings (loss) per share — basic and diluted	0.04	0.20	(0.21)	0.25

2017	Fourth	Third	Second	First

Revenue	$754.3	$697.1	$732.8	$704.8
Cost of sales	405.0	376.2	374.0	338.6
Operating expenses(1)	258.8	256.6	257.8	258.3
Asset Impairment, restructuring, and other special charges	185.8	23.7	58.8	106.8
Interest expense, net of capitalized interest	—	—	—	—
Income (loss) before income taxes	(155.4)	(9.1)	(15.2)	(52.9)
Income taxes	6.1	11.6	15.0	45.4
Net income (loss)	(161.5)	(20.7)	(30.2)	(98.3)
Earnings (loss) per share — basic and diluted	(0.55)	(0.07)	(0.10)	(0.34)

(1)
Includes research and development and marketing, selling, and administrative expenses.

The exchange agent for the exchange offer:

          The letter of transmittal and certificates evidencing shares of Lilly common stock and any other required documents should be sent or delivered by each shareholder or broker, dealer, commercial bank, trust company or other nominee to the exchange agent, Computershare Trust Company, N.A., pursuant to the method or methods set forth in the Letter of Transmittal. Notices of Guaranteed Delivery and Notices of Withdrawal may be sent to the exchange agent by email transmission to CANOTICEOFGUARANTEE@computershare.com.

          Questions or requests for assistance may be directed to the information agent at the address and telephone numbers listed below. Additional copies of this prospectus and the applicable letter of transmittal and instructions thereto may be obtained from the information agent. A shareholder may also contact brokers, dealers, commercial banks, trust companies or similar institutions for assistance concerning the exchange offer.

The information agent for the exchange offer is:

1290 Avenue of the Americas, 9th Floor
New York, New York 10104
1-800-676-0194 (toll-free for shareholders, banks and brokers)
+1-781-575-2137 (all others outside the U.S.)

The dealer managers for the exchange offer are:

Goldman Sachs & Co. LLC	J.P. Morgan Securities LLC	Morgan Stanley & Co. LLC